FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of June, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

PART III OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE UK COMPANIES ACT 1985. THIS DOCUMENT CONTAINS A PROPOSAL WHICH, IF IMPLEMENTED, WILL RESULT IN THE CANCELLATION OF THE LISTING OF HANSON SHARES ON THE OFFICIAL LIST OF THE UK LISTING AUTHORITY AND OF TRADING IN HANSON SHARES ON THE LONDON STOCK EXCHANGE’S MARKET FOR LISTED SECURITIES, THE CANCELLATION OF THE LISTING OF ADSs ON THE NEW YORK STOCK EXCHANGE AND THE TERMINATION OF THE QUOTATION OF CDIs ON THE ASX.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the UK Financial Services and Markets Act 2000, or from an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

Recommended acquisition
of

HANSON PLC

by

Lehigh UK Limited

a wholly-owned direct subsidiary of

HEIDELBERGCEMENT AG

to be effected by means of a
Scheme of Arrangement
under section 425 of the UK Companies Act 1985

If you have sold or otherwise transferred all of your Hanson Shares, ADSs or CDIs, please send this document (but not the personalised Forms of Proxy, Form of Instruction or Loan Note Form of Election) at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction.

The distribution of this document in or into jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of Hanson in Part I of this document, which contains the unanimous recommendation of the Hanson Directors that you vote in favour of the Scheme at the Court Meeting and the special resolution to be proposed at the Extraordinary General Meeting. Part III of this document provides further detail on the Scheme and the action to be taken.

ACTION TO BE TAKEN
Hanson Shareholders will find enclosed with this document a blue Form of Proxy and a white Form of Proxy. The blue Form of Proxy is to be used in connection with the Court Meeting and the white Form of Proxy is to be used in connection with the EGM. Whether or not you intend to attend these meetings, please complete and sign both Forms of Proxy and return them in accordance with the instructions printed on the forms either by post or (during normal business hours only) by hand to the Company’s Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA so as to arrive as soon as possible but in any event so as to be received by no later than 11 a.m. on July 29, 2007, in the case of the Court Meeting (blue form), and by no later than 11:15 a.m. on July 29, 2007, in the case of the EGM (white form). Alternatively you may complete forms of proxy at www.sharevote.co.uk, following the instructions on the website. In either case this will enable your votes to be counted at the Meetings in the event of your absence.

If the blue Form of Proxy relating to the Court Meeting is not lodged by the relevant time, it may be handed to the Registrars or to the Chairman of the Court Meeting before the start of the Court Meeting. However, in the case of the Hanson EGM, if the white Form of Proxy is not lodged so as to be received by the time mentioned above and in accordance with the instructions on that Form of Proxy, it will be invalid.

Hanson Shareholders who hold shares through CREST and who wish to appoint a proxy or proxies for the Meetings or any adjournment(s) by using the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. Further details are set out in pages 7-9 of this document.

The attention of ADS Holders or CDI Holders is also drawn to Parts IV and V respectively of this document in relation to the action to be taken by them.

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IMPORTANT NOTICE

Rothschild, which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting as financial adviser exclusively to Hanson and no one else in connection with the Proposals and will not be responsible to anyone other than to Hanson for providing the protections offered to clients of Rothschild nor for providing advice in relation to the Proposals or any other matter referred to in this document.

Hoare Govett is acting as sole corporate broker to Hanson and no one else in connection with the Proposals and will not be responsible to anyone other than to Hanson for providing the protections afforded to the clients of Hoare Govett nor for providing advice in relation to the Proposals or any other matter referred to herein.

Deutsche Bank is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervising Authority) and, with respect to UK commodity derivatives business, by the Financial Services Authority. Deutsche Bank is acting as financial adviser and broker to HeidelbergCement and Lehigh and no one else in connection with the Proposals and will not be responsible to anyone other than to both HeidelbergCement and Lehigh for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Proposals or any other matter referred to in this document.

INFORMATION FOR OVERSEAS PERSONS

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This document does not constitute an offer or invitation to sell, purchase, subscribe for any securities or issue or the solicitation of an offer to buy or subscribe for securities pursuant to the document or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

The Loan Notes, which may be issued in connection with the Scheme as described herein, have not been and will not be registered under the Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and such state securities laws.

Any Loan Note which may be issued in connection with the Scheme has not been and will not be registered under the relevant securities laws of Japan and any relevant clearance and registration have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the Loan Notes has been, or will be, lodged with or registered with, the Australian Securities and Investments Commission or with the Japanese Ministry of Finance. Accordingly, unless otherwise determined by Lehigh and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in or into Japan, Canada or Australia or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

No other listing authority or equivalent has reviewed, approved or disapproved of this document, the Scheme or any of the proposals described herein or the Loan Notes.

The Proposals relate to the shares of a UK company and are proposed to be made by means of a scheme of arrangement under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Securities Exchange Act of 1934, as amended (the Exchange Act). Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules. Financial information included in the relevant documentation has been prepared in accordance with accounting standards applicable in the UK that may not be comparable with the financial statements of US companies.

Hanson is currently subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the US Securities and Exchange Commission (the SEC). Reports and other information filed by Hanson with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, DC 20549, United States. Copies of such material may also be

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obtained by mail from the Branch of Public Reference of the SEC at 100 F Street, N.E., Washington, DC 20549, United States at prescribed rates and, with respect to certain reports and information, free of charge on the SEC’s website at www.sec.gov. In addition, such material may be obtained from the website of the New York Stock Exchange at www.nyse.com.

DISCLOSURE NOTICE

The statements contained herein are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of either Hanson or HeidelbergCement except where otherwise stated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document, includes, or may be deemed to include, ‘forward-looking statements’ under United States securities laws, including statements about the expected timing of the Proposals, the expected effects on Hanson or HeidelbergCement of the Proposals, anticipated earnings enhancements, estimated cost savings and other synergies, potential strategic options, plans for and benefits of integration, estimated future growth, market position and all other statements in this document other than statements of historical fact. Forward-looking statements include, without limitation, statements that typically contain words such as ‘will’, ‘may’, ‘should’, ‘continue’, ‘aims’, ‘believes’, ‘expects’, ‘estimates’, ‘intends’, ‘anticipates’, ‘projects’, ‘plans’ or similar expressions. By their nature, forward-looking statements involve known or unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that all occur in the future. Actual results may differ materially from those expressed in the forward-looking statements depending on a number of factors, including, but not limited to, the satisfaction of the conditions to the Proposals, future market conditions, the behaviour of other market participants, an adverse change in the economic climate, a fluctuation in the level of clients’ commercial activity, appropriate consultation with employee representative bodies, a loss of key personnel and the extent to which the Hanson and HeidelbergCement businesses are successfully integrated. In the case of risks applicable to Hanson, please see the Hanson PLC Annual Report and Form 20-F 2006, section entitled ‘Principal risks and uncertainties’. Many of these risks and uncertainties relate to factors that are beyond the relevant companies’ abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants and, therefore undue reliance should not be placed on such statements. The forward-looking statements contained in this document are made as of the date hereof and each of Hanson, HeidelbergCement and Lehigh assumes no obligation and does not intend publicly to update or revise these forward-looking statements, whether as a result of future events, new information or otherwise, except as required pursuant to applicable law.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of “relevant securities” of Hanson, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3:30 p.m. (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the Effective Date or when the “offer period” for the purposes of the Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Hanson, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of Hanson by HeidelbergCement, Lehigh or Hanson, or by any of their respective “associates”, must be disclosed by no later than 12:00 noon (London time) on the London Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Panel’s website at www.thetakeoverpanel.org.uk.

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“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks within this Section headed “Dealing Disclosure Requirements” are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8 you should consult the Panel.

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EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The following indicative timetable sets out the dates for implementation of the Proposals. For further information on the key timetable dates for ADS Holders and for CDI Holders, please see Parts IV and V of this document respectively.

Unless otherwise stated, all references in this document to times are to London times.

Event	Time and/or date
Latest time for lodging Forms of Proxy for:
Court Meeting (blue form)	11:00 a.m. on July 29, 2007(1)(2)
Extraordinary General Meeting (white form)	11:15 a.m. on July 29, 2007(2)
Voting Record Time	6:00 p.m. on July 29, 2007(3)
Court Meeting	11:00 a.m. on July 31, 2007
Extraordinary General Meeting	11:15 a.m. on July 31, 2007(4)
Latest time for lodging Loan Note Form of Election (green form)	6:00 p.m. on July 31, 2007(2)
The following dates are subject to change: please see note (5) below
Court Hearing Date (to sanction the Scheme)	August 20, 2007(5)
Last day of dealings in, and for registration of transfers of, Hanson Shares	August 22, 2007(5)
Scheme Record Time	6:00 p.m. on August 22, 2007(5)
Court Hearing Date (to approve the Reduction of Capital)	August 23, 2007(5)
Effective Date	August 24, 2007(5)
Cancellation of listing of Hanson Shares	8:00 a.m. on August 30, 2007(5)
Termination of quotation of the CDIs	August 30, 2007(5)
Cancellation of listing of the ADSs	September 4, 2007(5)
Latest date for despatch of cheques/issue of Loan Notes and settlement through CREST	within 14 days of the Effective Date

Notes:
(1)	If the blue Form of Proxy for use at the Court Meeting is not returned by 11 a.m. on July 29, 2007, it may be handed to the Registrars or to the Chairman of the Court Meeting before the start of the Court Meeting.
(2)	Please see “Action to be taken” on pages 7–9.
(3)	If either the Court Meeting or the EGM is adjourned, the Voting Record Time for the relevant adjourned meeting will be 6:00 p.m. on the day falling two days before the day of the adjourned meeting.
(4)	To commence at 11:15 a.m. or, if later, immediately after the conclusion or adjournment of the Court Meeting.
(5)	These times and dates are indicative only and will depend, among other things, on the dates upon which the Regulatory Approvals are obtained and the Court sanctions the Scheme and confirms the Reduction of Capital.

The Court Meeting and the Extraordinary General Meeting will both be held at The Royal Aeronautical Society, 4 Hamilton Place, Mayfair, London W1J 7BQ on Tuesday, July 31, 2007.

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FOR FURTHER INFORMATION

Helplines are available between 9:00 a.m. and 5:30 p.m. local time on any Business Day:

For Hanson Shareholders:	0800 174 350 (or +44 1903 276 345 if calling from outside the UK)
For ADS holders:	1-877-248-4237 (or +1 781 575 4555 if calling from outside the US)
For CDI holders:	1800 882 619 (or +61 2 8280 7928 if calling from outside Australia)

These helplines will be unable to give advice on the merits of the Proposals or the Loan Note Alternative or provide any personal, legal, financial or taxation advice.

This document is available on Hanson’s website until December 31, 2007 at www.hanson.com

TO VOTE ON THE PROPOSALS

Whether or not you plan to attend the Meetings, Hanson Shareholders should either:

Complete and return to the Registrars the BLUE Form of Proxy, so as to be received by no later than 11:00 a.m. on July 29, 2007; and

Complete and return to the Registrars the WHITE Form of Proxy, so as to be received by no later than 11:15 a.m. on July 29, 2007; or

Follow the electronic voting procedures explained on page 7.

ADS Holders should:

Complete and return the WHITE Form of Instruction in respect of the ADSs to the ADS Depositary so as to be received by no later than 10:00 a.m. (New York time) on July 24, 2007.

CDI Holders should:

Complete and return the WHITE Form of Instruction in respect of the CDIs to the CDI Registrar, so as to be received by no later than 5:00 p.m. (Australian Eastern Standard time) on July 26, 2007.

RETURN OF VOTING INSTRUCTIONS

Hanson Shareholders:	Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA United Kingdom
ADS Holders:	Citibank Shareholder Services P.O. Box 43099 Providence RI 02940-5000 United States of America
CDI Holders:	Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Australia

The completion and return of the Forms of Proxy or Form of Instruction will not prevent you from attending and voting at the Court Meeting or the EGM, or any adjournment thereof, in person should you wish to so do and are so entitled.

IT IS IMPORTANT THAT, FOR THE COURT MEETING, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF HANSON SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY URGED TO COMPLETE, SIGN AND RETURN YOUR FORMS OF PROXY OR FORM OF INSTRUCTION AS SOON AS POSSIBLE.

This page should be read in conjunction with the ACTION TO BE TAKEN set out on pages 7-9 of this document, and the rest of the document.

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ACTION TO BE TAKEN

The Court Meeting and the EGM will be held at The Royal Aeronautical Society, 4 Hamilton Place, Mayfair, London W1J 7BQ on July 31, 2007 at 11:00 a.m. and 11.15 a.m. respectively (or, in the case of the EGM, if later, as soon as the Court Meeting has been concluded or adjourned). The Scheme requires approval at both of these Meetings.

Please check that you have received the following with this document:

For Hanson Shareholders:

•	a blue Form of Proxy for use in respect of the Court Meeting;

•	a white Form of Proxy for use in respect of the EGM; and

•	(if applicable) a green Loan Note Form of Election for use in respect of the Loan Note Alternative.

For ADS Holders:

•	a white Form of Instruction to the ADS Depositary in respect of ADSs.

For CDI Holders:

•	a white Form of Instruction to the CDI Registrar in respect of CDIs.

If you have not received all of the relevant documents, please contact Lloyds TSB Registrars in the case of Hanson Shareholders, Citibank Shareholder Services in the case of ADS Holders and Link Market Services Limited, in the case of CDI Holders on the helpline telephone numbers indicated below.

IT IS IMPORTANT THAT, FOR THE COURT MEETING, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF HANSON SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY URGED TO COMPLETE, SIGN AND RETURN YOUR FORMS OF PROXY OR FORM OF INSTRUCTION AS SOON AS POSSIBLE.

Whether or not you plan to attend the Meetings, please appoint a proxy by (a) completing the Forms of Proxy (see below), (b) completing the forms of proxy online at www.sharevote.co.uk following the instructions on the website (The personal reference number, card ID and account number printed on the Forms of Proxy will be required) or (c) using a proxy appointment through CREST (see below). This will enable your votes to be counted at the Meetings in the event of your absence. The completion and return of a Form of Proxy or Form of Instruction will not prevent you from attending and voting at the Court Meeting or the EGM, or any adjournment thereof, in person should you wish to do so and are so entitled.

To vote on the Proposals using the Forms of Proxy:

Hanson Shareholders will find enclosed with this document a blue Form of Proxy and a white Form of Proxy. The blue Form of Proxy is to be used in connection with the Court Meeting and the white Form of Proxy is to be used in connection with the EGM. Whether or not you intend to attend these meetings, please complete and sign both Forms of Proxy and return them in accordance with the instructions printed on the forms by post or (during normal business hours only) by hand to the Company’s Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA so as to arrive as soon as possible but in any event so as to be received by no later than 11:00 a.m. on July 29, 2007, in the case of the Court Meeting (blue form), and by no later than 11:15 a.m. on July 29, 2007, in the case of the EGM (white form).

If the blue Form of Proxy relating to the Court Meeting is not returned by or lodged by 11:00 a.m. on July 29, 2007, it may be handed to the Registrars or to the Chairman of the Court Meeting before the start of the Court Meeting. However, in the case of the EGM, if the white Form of Proxy is not lodged so as to be received by the time mentioned above and in accordance with the instructions on that Form of Proxy, it will be invalid.

To vote on the Proposals using a proxy appointment through CREST:

Hanson Shareholders who hold shares through CREST and who wish to appoint a proxy or proxies for the Meetings or any adjournment thereof by using the CREST electronic proxy appointment

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service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the Registrar (ID 7RA01) at least 48 hours prior to the Court Meeting or EGM, as applicable. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST Personal Member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this section, CREST members and, where applicable, their CREST sponsor or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in the UK Uncertificated Securities Regulations 2001.

To make an election in respect of the Loan Note Alternative:

If you are eligible to so do and wish to make an election under the Loan Note Alternative, notes on completing the green Loan Note Form of Election are set out in Part IX of this document and on the green Loan Note Form of Election. Hanson Shareholders (other than Restricted Overseas Persons or US Holders) who wish to make an election under the Loan Note Alternative are requested to complete the enclosed green Loan Note Form of Election in accordance with the instructions printed thereon and return such Loan Note Form of Election at the same time that they return their Forms of Proxy and must, in any event, return their Loan Note Form of Election to the Receiving Agent, Lloyd’s TSB Registrars at Princess House, 1 Suffolk Lane, London, EC4R 0AX as soon as possible but, in any event, so as to be received by no later than 6:00 p.m. on July 31, 2007.

To make an election in respect of the Loan Note Alternative through CREST:

If you are an uncertificated shareholder and wish to elect to receive Loan Notes instead of cash in respect of your holding of Scheme Shares, you will need to take certain actions within CREST. Please refer to Part IX of this document for further details on the action you should take.

To vote on the Proposals if you are an ADS Holder:

ADS Holders will not be entitled to attend the Court Meeting or the EGM or to be present at the Court Hearing. However, ADS Holders may instruct the ADS Depositary how to vote at the Court Meeting and/or the EGM in respect of the Hanson Shares underlying their Hanson ADSs. The ADS Depositary will endeavour, insofar as is practicable, to vote, or cause to be voted, at the Court Meeting and the EGM, the number of Hanson Shares represented by such ADSs in accordance with the instructions of the ADS Holders.

The ADS voting record time, the Scheme Record Time, the time and date of the Court Meeting and EGM and the anticipated date of the Court Hearings appear on page 33 of this document.

Registered ADS Holders, as at the ADS voting record time, may sign and complete an ADS Form of Instruction in accordance with the instructions printed thereon which should be returned by mail to Citibank Shareholder Services, P.O. Box 43099, Providence RI, 02940-5000 as soon as possible

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and, in any event, so as to be received no later than 10:00 a.m. (New York time) on July 24, 2007. ADS Holders, who hold ADSs indirectly, must rely on the procedures of their bank, broker, financial institution or share plan administrator through which they hold their ADSs if they wish their voting instructions to be reflected on an ADS Form of Instruction and received by the ADS Depositary by this deadline.

The Deposit Agreement provides that the ADS Depositary shall not vote the Hanson Shares underlying the ADSs except in accordance with written instructions from the ADS Holder. If the ADS Depositary fails to receive a Form of Instruction from a registered ADS Holder prior to the deadline set out in the preceding paragraph, then the ADS Depositary will not vote the Hanson Shares underlying the ADSs of such ADS Holder and, accordingly, such shares will not be represented and will not be voted at the Court Meeting or the EGM.

ADS Holders may only vote in person at the Court Meeting or EGM if they become a registered holder of Hanson Shares by arranging for the surrender of their ADSs and delivery of Hanson Shares in accordance with the terms and conditions of the Deposit Agreement so as to become registered holders of Hanson Shares prior to the Voting Record Time. Further details are set out in Part IV of this document.

To vote on the Proposals if you are a CDI Holder

CDI Holders will not be entitled to attend the Court Meeting or the EGM or be present at the Court Hearing. However, CDI Holders may instruct the CDI Registrar to instruct the CDI Depositary how to vote at the Court Meeting and/or EGM in respect of the Hanson Shares underlying the CDIs. The CDI Registrar will endeavour, insofar as is practicable, to vote or cause to be voted, at the Court Meeting and the EGM, the number of Hanson Shares represented by such CDIs in accordance with the instructions of the CDI Holders.

CDI Holders should complete the enclosed Form of Instruction in accordance with the accompanying instructions, and return it to the CDI Registrar who will instruct the CDI Depositary how to vote on their behalf at the Court Meeting and the EGM. The Form of Instruction must be returned to the CDI Registrar at the address shown on page 6 of this document by 5:00 p.m. (Australian Eastern Standard time) on July 26, 2007.

The CDI Depositary will not vote the Hanson Shares underlying CDIs except in accordance with written instructions from the CDI Holder. If the CDI Registrar fails to receive a Form of Instruction from a CDI Holder prior to the deadline set out in the preceding paragraph, then the CDI Registrar will not instruct the CDI Depositary how to vote the Hanson Shares underlying the CDIs of such CDI Holder and, accordingly, such shares will not be represented and will not be voted at the Court Meeting or the EGM.

CDI Holders may only vote in person at the Court Meeting or EGM if they become a registered holder of such Hanson Shares by arranging for conversion of their CDIs into a holding of the underlying Hanson Shares. Further details are set out in Part V of this document.

Helpline

If you have any questions relating to this document or the completion and return of the Forms of Proxy, the Loan Note Form of Election or the Forms of Instruction, helplines are available between 9.00 a.m. and 5.30 p.m. (local time) on any Business Day:

For Hanson Shareholders:	0800 174 350 (or +44 19 03 276 345 if calling from outside the UK)
For ADS Holders:	1-877-248-4237 (or +1 781 575 4555 if calling from outside the US)
For CDI Holders:	1800 882 619 (or +61 2 8280 7928 if calling from outside Australia)

Please note that calls to these numbers may be monitored or recorded and that, for legal reasons, the helplines cannot provide advice on the merits of the Proposals or the Loan Note Alternative or give any personal, legal, financial or tax advice.

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PART I

LETTER FROM THE CHAIRMAN OF HANSON

Directors:	Hanson PLC
Mike Welton (Chairman)
Alan Murray (Chief Executive)
Pavi Binning (Finance Director)
Graham Dransfield (Legal Director)
Jim Leng (Senior Non-executive Director)
Frank Blount (Non-executive Director)
John Brady (Non-executive Director)
Sam Laidlaw (Non-executive Director)
The Baroness Noakes DBE (Non-executive Director)	Head office: 1 Grosvenor Place London SW1X 7JH

June 25, 2007

To Hanson Shareholders, ADS Holders and CDI Holders and, for information purposes only, holders of options or awards under the Hanson Share Schemes

Dear Hanson Shareholder, ADS Holder and CDI Holder,

RECOMMENDED ACQUISITION OF HANSON PLC BY LEHIGH UK LIMITED, A WHOLLY OWNED DIRECT SUBSIDIARY OF HEIDELBERGCEMENT AG

1.	Introduction

On May 15, 2007, Hanson and HeidelbergCement announced that they had reached agreement on the terms of the recommended acquisition of the entire issued and to be issued share capital of Hanson at a price of 1100 pence in cash for each Hanson Share.

The purposes of this letter are:

(a)	to explain the background to and terms of the Proposals; and

(b)	to explain why the Board is unanimously recommending that Hanson Shareholders, ADS Holders and CDI Holders should vote in favour of the Scheme and the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting to be held at The Royal Aeronautical Society, 4 Hamilton Place, Mayfair, London W1J 7BQ at 11:00 a.m. and 11:15 a.m. respectively on Tuesday July 31, 2007.

Paragraph 8 of Part XI sets out the bases and sources of certain of the information contained in the Scheme Document.

2.	Summary of the terms of the Proposals

It is intended that the Proposals will be implemented by way of a Court approved procedure known as a scheme of arrangement (and referred to in this document as the Scheme). Under the terms of the Scheme, (and subject to the further terms and conditions set out in Part XII of this document) it is proposed that Hanson Shareholders at the Scheme Record Time will receive (subject to elections made under the Loan Note Alternative):

for each Scheme Share     1100 pence in cash

This represents a price of 5500 pence in cash for each ADS and of 1100 pence in cash for each CDI.

Hanson PLC is a public limited company Registered in England No 4626078 Registered office: 1 Grosvenor Place

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The terms of the Proposals value the entire existing issued and to be issued ordinary share capital of Hanson at approximately £8 billion and represent:

•	a premium of approximately 50 per cent. to the average closing mid-market price of 734 pence per Hanson Share for the twelve months ended May 2, 2007, being the last business day prior to the announcement by HeidelbergCement that it was reviewing its options with respect to its interest in Hanson, including the possibility of seeking to acquire the Company;

•	a premium of approximately 34 per cent. to the average closing mid-market price of 820 pence per Hanson Share for the three months ended May 2, 2007; and

•	a premium of approximately 29 per cent. to the closing mid-market price of 852 pence per Hanson Share on May 2, 2007.

The Scheme requires the approval of Hanson Shareholders at the Court Meeting to be held at 11 a.m., and at the EGM to be held at 11:15 a.m., both such meetings to be held on July 31, 2007.

If the Scheme becomes effective it will be binding on all Hanson Shareholders (including, in effect, ADS Holders and CDI Holders). Subject to elections made under the Loan Note Alternative, a payment of 1100 pence in cash per Scheme Share will be despatched or, where appropriate, credited through CREST to Hanson Shareholders within 14 days of the Effective Date.

If the Scheme becomes effective, the Scheme Shares will be cancelled or transferred to Lehigh irrespective of whether or not you attend or vote and, if you have voted, whether you have voted for or against the Scheme at the Meetings. Although ADS Holders and CDI Holders will not be entitled to attend the Court Meeting or the EGM, they will be given the opportunity to instruct the ADS Depositary or CDI Registrar (who will instruct the CDI Depositary) as to how to vote the Hanson Shares underlying their respective securities. If the Scheme becomes effective, it will also be binding on the ADS Depositary and CDI Depositary in respect of the Hanson Shares underlying the ADSs and CDIs respectively, irrespective of how ADS Holders or CDI Holders instructed the ADS Depositary or CDI Registrar to vote at the Meetings.

Prior to the Scheme becoming effective, applications will be made to the UK Listing Authority for the listing of Hanson Shares to be cancelled and to the London Stock Exchange for Hanson Shares to cease to be admitted to trading on the London Stock Exchange’s market for listed securities, in each case, as of three Business Days after the Effective Date.

Hanson will apply to the New York Stock Exchange to delist the ADSs from the New York Stock Exchange as of or shortly following the Effective Date. Similarly, Hanson will apply to the ASX for the termination of the quotation of the CDIs and to remove Hanson from the official list of the ASX as at or shortly following the Effective Date.

Since it is anticipated that the Proposals will be completed in the third quarter of 2007, Hanson does not intend to pay an interim dividend.

3.	Loan Note Alternative

As an alternative to some or all of the cash consideration which would otherwise be receivable under the Scheme, Hanson Shareholders (other than Restricted Overseas Persons and US Holders), will be able to elect to receive Loan Notes to be issued by Lehigh on the following basis:

for each Scheme Share     £11 nominal value of Loan Notes

(and accordingly for each £1 of cash otherwise available, £1 of nominal value of Loan Notes).

Lehigh reserves the right not to issue any Loan Notes if valid elections are received for an aggregate of less than £40,000,000 in nominal value of Loan Notes. If insufficient elections are received, Hanson Shareholders who elected to receive Loan Notes will instead receive cash consideration in accordance with the terms of the Proposals.

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The Loan Notes will be guaranteed by HeidelbergCement. Further details of the Loan Note Alternative are included in Part IX of this document.

Under the Scheme, Restricted Overseas Persons and US Holders will only be eligible to receive the cash consideration and will not be eligible to elect to receive Loan Notes as consideration pursuant to the Loan Note Alternative.

4.	Background to and reasons for the recommendation of the Proposals

The offer to Hanson Shareholders by HeidelbergCement represents a premium of 29 per cent. to the closing mid-market price of 852 pence per Hanson Share on May 2, 2007, the day before HeidelbergCement announced that it was reviewing its options with respect to Hanson, including the possibility of seeking to acquire the Company. The HeidelbergCement offer represents a multiple of more than 12 times Hanson’s EBITDA for 2006, which would be the highest multiple ever paid for a major transaction in Hanson’s sector.

Before recommending the Proposals, the Hanson Board considered a range of other options for maximising shareholder value and decided that the Proposals were in the best interests of Shareholders.

5.	Management, employees and locations

HeidelbergCement has confirmed that it attaches great importance to the skills and experience of the existing management and employees of Hanson. HeidelbergCement expects that Hanson employees and management will continue to play an important role in the combined group and will benefit fully from the opportunities afforded by the enlarged organisation.

HeidelbergCement has given assurances to the Hanson Board that existing employment rights, including pension rights of the employees of Hanson, will be fully safeguarded upon completion of the acquisition of Hanson.

HeidelbergCement has also confirmed that its plans do not involve any material change to the conditions of employment of Hanson’s employees and any restructuring or disposals are expected to be limited given the complementary nature of HeidelbergCement’s and Hanson’s businesses. The HeidelbergCement board will review the combined group’s needs as regards corporate and operational headquarters, which may impact on the present location of certain of HeidelbergCement’s and Hanson’s operations. However, it is currently intended that the combined group will be headquartered in Heidelberg, Germany.

The Board welcomes the assurances of Lehigh that its plans do not involve any material change in the conditions of employment of Hanson employees. The Board has received assurances from HeidelbergCement that the existing employment rights, including pension rights of the employees of Hanson, will be fully safeguarded upon completion of the Proposals. However, there may be some changes in relation to the corporate and operational headquarters, and this is to be expected in the context of the Proposals.

6.	Hanson Share Schemes

Information relating to the effect of the Scheme on holders of options and awards granted under the Hanson Share Schemes is set out in paragraph 12 of the Explanatory Statement in Part III of this document. Participants in the Hanson Share Schemes will shortly receive further details of the action they can take in respect of their options and awards.

7.	Directors’ interests

HeidelbergCement intends to offer Alan Murray, Chief Executive of Hanson, a position on HeidelbergCement’s management board. His ongoing role is likely to include responsibility for the North American and Australian operations.

HeidelbergCement also intends to offer Mike Welton, Chairman of Hanson, a position on its supervisory board.

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The material interests of the Hanson Directors in Hanson Shares are set out in paragraph 4 of Part XI of this document. Details of the Hanson Directors’ service contracts (including a summary of the termination provisions) are set out in paragraph 5 of Part XI of this document and details of the impact of the Proposals on the outstanding options and awards granted under the Hanson Share Schemes are set out in paragraph 12 of Part III of this document. Save as referred to in this paragraph 7, the effect of the Scheme on the interests of the Hanson Directors does not differ from its effect on the like interests of any other person.

8.	Implementation Agreement

HeidelbergCement, Hanson and Lehigh entered into the Implementation Agreement which provides, inter alia, for the implementation of the Scheme and contains assurances and confirmations between the parties, including provisions to implement the Scheme on a timely basis and governing the conduct of the business of Hanson.

Hanson has agreed to pay HeidelbergCement an inducement fee of £78,700,000 if (a) an Alternative Proposal is announced (for the purposes of Rule 2.5 of the Code or equivalent) and (b) following such announcement, the Scheme is not proposed or made or it lapses or is withdrawn; and (c) such Alternative Proposal becomes wholly unconditional.

Further details of the Implementation Agreement are set out in paragraph 14 of Part III of this document.

9.	Overseas shareholders

The implications of the Scheme for Hanson Shareholders who are not resident in the United Kingdom may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirement of their jurisdiction. If you remain in any doubt, you should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

The Loan Note Alternative will not be available to Restricted Overseas Persons or US Holders and, consequently such persons will not be eligible to receive Loan Notes.

Under the terms of the Proposals, Lehigh has reserved the right to make an Offer for Hanson as an alternative to a scheme of arrangement. If Lehigh exercises its right to implement the Proposals by means of the Offer, the Offer will be made in compliance with applicable laws and regulations.

10.	Action to be taken by Hanson Shareholders

Please see pages 7–9 for the action to be taken by Hanson Shareholders, ADS Holders and CDI Holders.

11.	Questions and Answers

We have included a Q&A section in Part II of this document which sets out some questions and answers concerning the Proposals In addition to this, please see Part III of this document, the Explanatory Statement, for guidance. You are advised, nevertheless, to read the whole of the Scheme Document and not to rely solely on Parts II and III of this document.

Helpline

If you have any questions relating to this document or the completion and return of the Forms of Proxy, the Loan Note Form of Election or the Form of Instruction, helplines are available. Please see page 6 for details.

Please note that calls to the helpline number may be monitored or recorded and that, for legal reasons, the helplines cannot provide advice on the merits of the Proposals or the Loan Note Alternative or give any personal, legal, financial or tax advice.

12.	Recommendation

The Hanson Directors, who have been so advised by Rothschild, consider the terms of the Proposals to be fair and reasonable. In providing its advice, Rothschild has taken into account the commercial assessments of the Hanson Directors of the Proposals. Accordingly, the Hanson Directors unanimously recommend that Hanson Shareholders vote, and that ADS Holders and CDI Holders instruct the ADS Depositary and CDI Registrar (who will instruct the CDI Depositary) respectively to vote, in favour of the Scheme as the Hanson Directors have undertaken to so do in

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respect of their own beneficial holdings of Hanson Shares and any other Hanson Shares in which they are treated as being interested (such as those held by members of their family), representing approximately 0.1 per cent. of the existing issued share capital of Hanson as at June 21, 2007 (being the last practicable date prior to the publication of this document). The Hanson Directors have provided Lehigh with irrevocable undertakings to this effect.

Yours sincerely,

Mike Welton
Chairman

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PART II

SOME SHAREHOLDER QUESTIONS AND ANSWERS

This Part II is designed to assist your understanding of the Proposals. The contents of this Part II cannot be relied upon solely for a full and proper understanding of the Proposals. You are advised to read the whole of this document.

1.	What will be the effect of the acquisition on my shares?

If the acquisition is completed, Lehigh UK Limited (Lehigh) will pay you 1100 pence for each of your Hanson Shares. You will either receive cash consideration or, if you so elect (and you are so eligible), Loan Notes, or subject to certain restrictions a combination of cash consideration and Loan Notes.

2.	When will the acquisition be completed?

Subject to receipt of the Regulatory Approvals it is expected that Lehigh and Hanson will make an announcement to a Regulatory Information Service confirming the acquisition has been completed on August 24, 2007.

3.	Who is Lehigh UK Limited?

Lehigh is a UK resident, wholly-owned direct subsidiary of HeidelbergCement. For further information on Lehigh, please see Part XI of this document.

4.	Do I need to vote?

Your vote is important. In particular, the Court needs to be satisfied that there is a fair representation of the opinion of Hanson Shareholders at the Court Meeting.

Hanson Shareholders are therefore urged to complete, sign and return BOTH Forms of Proxy as soon as possible. This will not preclude Hanson Shareholders from attending the Meetings in person. The blue Form of Proxy is for the Court Meeting and the white Form of Proxy is for the Extraordinary General Meeting. For further information see pages 7-9 of this document.

ADS Holders should instruct the ADS Depositary to vote on the Scheme on their behalf. To do so, they are urged to complete, sign and return their Form of Instruction by 10:00 a.m. (New York time) on July 24, 2007 to instruct the ADS Depositary to exercise the vote in respect of the underlying Hanson Shares. For further information see Part IV of this document.

CDI Holders should instruct the CDI Registrar who, in turn, will instruct the CDI Depositary to vote on the Scheme on their behalf. To do so, they are urged to complete, sign and return their Form of Instruction by 5:00 p.m. (Australian Eastern Standard time) on July 26, 2007 to instruct the CDI Depositary to exercise the vote in respect of the underlying Hanson Shares. For further information see Part V of this document.

5.	Will I get shares in HeidelbergCement?

No, you will not receive shares in HeidelbergCement.

6.	When and how will I receive my sale consideration?

Once the acquisition of your shares is completed, you will either receive cash consideration, Loan Notes or a combination of both. If you elect to receive any cash consideration, you will receive this (in the form of either a cheque or through the CREST system) from Lehigh within 14 days of the Effective Date. For further information see paragraph 17 of Part III of this document.

ADS Holders and CDI Holders should refer to Parts IV and V respectively of this document.

If you elect for the Loan Note Alternative, Loan Note certificates will be issued to you by Lehigh within 14 days of the Effective Date. Restricted Overseas Persons and US Holders are only entitled to cash consideration.

7.	Do I need to send in my Hanson Share certificate in respect of my existing Hanson Shares?

If you hold your Hanson Shares in certificated form and only wish to receive cash consideration, you do not need to send in your Hanson Share certificates. As a result of the Scheme, the

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Hanson Shares represented by your Hanson Share certificate will be cancelled and your Hanson Share certificates will no longer be valid. However, if you wish to elect to receive Loan Notes, you will need to provide your share certificates with the Loan Note Form of Election.

8.	What happens if I have lost my Hanson Share certificates in respect of my existing Hanson Shares?

This is only relevant if you elect for the Loan Note Alternative in which case, you should notify the Receiving Agent, Lloyds TSB Registrars, by completing Box E of the Loan Note Form of Election.

9.	What will be the interest rate payable on the Loan Notes?

Interest will be paid on the Loan Notes at a rate of 0.5 per cent. below six month LIBOR. For further information see paragraph 7 of Part III of this document.

10.	When will interest be payable on the Loan Notes?

The first payment of interest will be paid on December 31, 2007. Interest will be paid (subject to any requirement to deduct tax therefrom) on the outstanding Loan Notes in arrears every six months on June 30 and December 31 until December 31, 2011. For further information see Part VIII of this document.

11.	Why can’t I elect to receive Loan Notes if I am a Restricted Overseas Person or US Holder?

There are some significant restrictions on the ability of Lehigh to offer Loan Notes to Hanson Shareholders outside the UK. Your ability to receive Loan Notes will depend on the laws of the jurisdiction where you reside. In any event, the reasons why the Loan Notes may be attractive to UK Hanson Shareholders not apply who ordinarily reside outside the UK. You should consult an appropriate independent professional financial adviser immediately to discuss the reasons why you may or may not wish to elect to receive Loan Notes.

12.	What if I am resident outside of the United Kingdom?

If you are resident outside of the UK, or a national or citizen of a jurisdiction outside of the UK, you should read paragraph 19 of Part III of this document.

ADS Holders and CDI Holders should also refer to Parts IV and V of this document, respectively.

13.	Will Hanson still pay an interim dividend in September?

No. If the acquisition is completed, Hanson will not pay an interim dividend for 2007.

14.	What are the taxation consequences of these Proposals?

The tax consequences of the Proposals will depend on your individual circumstances and whether or not you elect to receive Loan Notes. Certain aspects of the expected tax consequences for Hanson Shareholders who are resident for tax purposes in the UK, the US or Australia are set out in Part X of this document. You should consult an appropriate independent professional financial adviser immediately to discuss the taxation consequences of accepting the Proposals.

15.	What if I hold Hanson Shares in a PEP or ISA?

Your PEP/ISA manager should notify you how the Proposals affect your PEP/ISA. If you require further details, you should contact your PEP/ISA manager accordingly.

16.	What if I participate in a Hanson Share Scheme?

You will be written to separately with respect to your options and/or awards. See paragraph 12 of Part III of this document.

17.	What if I have further questions?

Please call one of the helplines set out over the page. For legal reasons, the helplines will not provide advice on the merits of the Proposals or give any financial or tax advice. For financial or tax advice, you will need to consult an appropriate independent professional financial adviser.

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FOR FURTHER INFORMATION

Helplines are available between 9:00 a.m. and 5:30 p.m. (local time) on any Business Day:

For Hanson Shareholders: 0800 174 350 (or +44 1903 276 345 if calling from outside the UK)
For ADS Holders: 1-877-248-4237 (or +1 781 575 4555 if calling from outside the US)
For CDI Holders: 1800 882 619 (or +61 2 8280 7928 if calling from outside Australia)

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PART III

EXPLANATORY STATEMENT
(in compliance with section 426 of the UK Companies Act 1985)

N M Rothschild
New Court
St. Swithin’s Lane
London EC4P 4DU

Dear Hanson Shareholder, ADS Holders and CDI Holders and, for information purposes only, holders of options or awards under the Hanson Share Schemes

1.	Introduction

On May 15, 2007, the boards of directors of Lehigh, a wholly-owned direct subsidiary of HeidelbergCement, and Hanson announced that they had reached agreement on the terms of a recommended cash acquisition by Lehigh of Hanson. The acquisition is to be effected by means of a scheme of arrangement under section 425 of the UK Companies Act 1985, which requires the approval of Hanson Shareholders and the sanction of the Court. The proposed Scheme involves a reduction of capital for which Shareholder consent and the confirmation of the Court will also be required.

Your attention is drawn to the letter from Mike Welton, the Chairman of Hanson, set out in Part I of this document, which, together with Parts III to XV inclusive of this document, form part of this explanatory statement. That letter contains, inter alia, the unanimous recommendation by the Hanson Directors to Hanson Shareholders, ADS Holders and CDI Holders to vote in favour of the resolutions to approve and implement the Scheme to be proposed at the Court Meeting and the EGM.

The terms of the Scheme are set out in full in Part XII of this document. Your attention is also drawn to the conditions to the Scheme set out in Part VI below, the information relating to the Loan Note Alternative set out in Parts VIII and IX below, the information on Taxation in Part X below, as well as the Additional Information set out in Part XI to this document. ADS Holders and CDI Holders are also recommended to read the information in Parts IV and V respectively of this document.

2.	The Proposals

In accordance with the terms of the Scheme, Hanson Shareholders will receive, subject to valid elections made under the Loan Note Alternative:

for each Scheme Share	1100 pence in cash

This represents a price of 5500 pence in cash for each ADS and of 1100 pence in cash for each CDI.

The terms of the Proposals value the entire existing issued and to be issued ordinary share capital of Hanson at approximately £8 billion and represent:

•	a premium of approximately 50 per cent. to the average closing mid-market price of 734 pence per Hanson Share for the twelve months ended May 2, 2007, being the last Business Day prior to the announcement by HeidelbergCement that it was reviewing its options with respect to its interest in Hanson, including the possibility of seeking to acquire the Company;

•	a premium of approximately 34 per cent. to the average closing mid-market price of 820 pence per Hanson Share for the three months ended May 2, 2007; and

•	a premium of approximately 29 per cent. to the closing mid-market price of 852 pence per Hanson Share on May 2, 2007.

If the Scheme becomes effective, subject to valid elections made under the Loan Note Alternative, a payment of 1100 pence in cash per Scheme Share will be despatched or, where appropriate, credited through CREST to Hanson Shareholders within 14 days of the Effective Date.

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As it is expected that the Proposals will complete in the third quarter of 2007, Hanson does not intend to pay an interim dividend.

3.	Recommendation

The Hanson Directors, who have been so advised by Rothschild, consider the terms of the Proposals to be fair and reasonable. In providing its advice, Rothschild has taken into account the commercial assessment of the Hanson Directors. Accordingly, the Hanson Directors unanimously recommend that Hanson Shareholders vote, and that ADS Holders and CDI Holders instruct the ADS Depositary and CDI Registrar (who will instruct the CDI Depositary) respectively to vote, in favour of the Scheme as they have undertaken to do in respect of their own beneficial holdings of Hanson Shares and any other Hanson Shares in which they are treated as being interested (such as members of the family), representing approximately 0.1 per cent. of the existing issued share capital of Hanson as at June 21, 2007 (being the last practicable date prior to publication of the document).

4.	Background to and reasons for the Proposals

HeidelbergCement has stated that a combination of HeidelbergCement and Hanson has clear strategic rationale, with the potential for significant value creation. The industry, internationally, has continued to consolidate, with Cemex currently seeking to complete the acquisition of Rinker. HeidelbergCement intends to participate in this consolidation to maintain its global position.

In the opinion of HeidelbergCement, the combination of HeidelbergCement and Hanson is strategically compelling, creating a strong, market leading, global building materials group, benefiting from:

•	leading worldwide positions in key product areas, including being the largest producer of aggregates, the second largest producer of ready-mixed concrete, and the fourth largest producer of cement;

•	combined proforma revenues of approximately €15 billion and over 70,000 employees;

•	diversification across products and geographies;

•	increased vertical integration in many markets around the world; and

•	strong building products businesses, particularly in North America and the UK.

HeidelbergCement believes the combination creates an opportunity to deliver synergies through the combined group, prior to any one-off expenses, of approximately 1.4 per cent. of the combined group’s sales.

5.	Information on HeidelbergCement

HeidelbergCement is one of the leading producers of building materials worldwide, with its core products being cement, ready-mixed concrete and concrete products, aggregates, building materials and related activities. The HeidelbergCement Group employs around 46,000 people in more than 50 countries and generated revenues in excess of €9 billion in 2006.

North American operations have a leading role in the revenue of the HeidelbergCement Group, with additional imports from other regions to meet demand. HeidelbergCement has market leading positions in cement across Europe and Central Asia. It is also active in building materials markets in India, China, Indonesia and Africa.

For the financial years ending December 31, 2005 and 2006, HeidelbergCement reported (all on a consolidated basis) revenues of €7,802,572,000 and €9,233,751,000 respectively and profit before tax of €771,504,000 and €1,438,748,000 respectively. As at December 31, 2006, HeidelbergCement reported total consolidated shareholder funds (including minority interests) of €5,827,922,000.

In the first quarter of 2007, turnover rose by 18.1 per cent. in comparison with the previous year to €2,060 million (previous year: €1,744 million). The Eastern European countries, Norway, Germany, Turkey and maxit Group made particularly significant contributions to this rise. In North America, turnover fell noticeably as a result of the decline in residential construction and the adverse weather conditions. Excluding exchange rate and consolidation effects, HeidelbergCement Group turnover grew by 20.3 per cent.

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Operating income before depreciation (OIBD) for the first quarter of 2007 improved by 49% to €283 million (previous year: €190 million); an even stronger increase was recorded in operating income, which rose by 149 per cent. to €159 million (previous year: €64 million). The highest growth in results was achieved in Europe-Central Asia, followed by Asia and maxit Group, while North America’s operating income weakened.

The profit for the first quarter of 2007 improved to €119.1 million (previous year: €37.0 million). The HeidelbergCement Group share in profit more than trebled in comparison with the same quarter of the previous year, reaching €108.9 million (previous year: €29.3 million).

The strong start to the year in the first quarter has reinforced HeidelbergCement’s confidence in achieving its objectives in 2007. These include a focus on internal growth, consistent cost management and strategic investments to expand its international position. Measures initiated to expand capacities in growing markets such as India, China, Russia, Kazakhstan and Georgia are also expected to help HeidelbergCement achieve its aims. Some risks are seen from the development of the US property market, US dollar exchange rate, energy prices and from seasonal effects in the fourth quarter, however HeidelbergCement remains confident of the strength of the global economy, and sees high impetus from European and Asian markets together with stable development in North America. As a result, in the view of the HeidelbergCement Directors, the financial and trading prospects of HeidelbergCement are in line with expectations.

6.	Irrevocable undertakings and interests of the Heidelberg Group

Lehigh has received irrevocable undertakings from the Hanson Directors to vote in favour of the resolutions to be proposed at the Court Meeting and EGM to approve and implement the Scheme in respect of 700,926 Hanson Shares, representing approximately 0.1 per cent. of the existing issued ordinary share capital of Hanson as at June 21, 2007 (being the last practicable date prior to the publication of the document). These undertakings are in respect of both their entire beneficial holdings of Hanson Shares and any other Hanson Shares in which they are treated as being interested (such as those held by members of their family). These undertakings will cease to have any effect if the Scheme is withdrawn or otherwise lapses. Part XI of this document contains further details relating to these undertakings.

HeidelbergCement holds (together with Deutsche Bank Group, which holds Hanson Shares on behalf of HeidelbergCement) a total of 197,414,404 Hanson Shares (including Hanson Shares underlying ADSs which it holds), which it acquired between April 16, 2007 and May 17, 2007, in each case through purchases made on its behalf by Deutsche Bank Group. This represents approximately 27.6 per cent. of the total issued share capital of Hanson (excluding Treasury Shares held by Hanson).

7.	The Loan Note Alternative

Hanson Shareholders (other than Restricted Overseas Persons and US Holders) will be entitled to elect, as an alternative to the cash consideration to which they would otherwise be entitled under the Scheme on a cancellation of the Cancellation Shares, to receive Loan Notes in exchange for the transfer to Lehigh of each Scheme Share which is the subject of a valid election under the Loan Note Alternative on the following basis:

for each Scheme Share	£11 nominal value of Loan Notes

(and accordingly for each £1 of cash otherwise available, £1 nominal value of Loan Notes).

The Loan Notes will be issued, credited as fully paid, in integral multiples of £1 nominal value by Lehigh. The Loan Notes, which will be governed by English law, will be unsecured obligations of Lehigh but will be guaranteed by HeidelbergCement.

Lehigh reserves the right not to issue any Loan Notes if valid elections are received for an aggregate of less than £40,000,000 in nominal value of Loan Notes. If insufficient elections are received, Hanson Shareholders who elected to receive Loan Notes will instead receive the cash consideration in accordance with the terms of the Proposals.

The Loan Notes will be redeemable at par value (together with accrued interest) at the option of the holders, in whole or in part, on Interest Payment Dates after the relevant Loan Notes have been in issue for six months. Any Loan Notes outstanding on December 31, 2011 will be redeemed at par (together with any accrued interest) on that date (or, if not a Business Day, on the first Business Day thereafter).

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In certain circumstances, the Loan Noteholders or Lehigh may elect to redeem the Loan Notes in Euros rather than pounds sterling.

The Loan Notes will bear interest from the date of issue payable to the relevant holder of Loan Notes every six months in arrears (less any tax required by law to be deducted or withheld therefrom) on each Interest Payment Date, in each year, at a rate per annum calculated to be six month LIBOR less 50 basis points as determined on the first Business Day of each such interest period. The first interest payment will fall due on December 31, 2007 and will be in respect of the period from (and including) the date of issue of the relevant Loan Note to (but excluding) December 31, 2007.

If, on or after December 31, 2009, less than £20,000,000 in aggregate value of the Loan Notes remain outstanding, Lehigh may elect to redeem all of the Loan Notes then outstanding.

No application will be made for any of the Loan Notes to be listed or dealt in on any stock exchange and they will not be transferable other than by a holder of Loan Notes to a spouse/civil partner, parent, child, or a family trust, or by a trustee who receives Loan Notes pursuant to exercise of options or the vesting of awards under any Hanson Share Scheme to the relevant beneficial owner of such Loan Notes.

The Loan Note Alternative will be conditional on the Scheme becoming effective. The Loan Notes will not be offered to Restricted Overseas Persons or US Holders.

Accordingly, if any Restricted Overseas Person or US Holders purports to make an election, in full or in part, pursuant to the Loan Note Alternative, then such Restricted Overseas Person or US Holder will be deemed to have elected to receive the cash consideration only and will only be entitled to receive the cash consideration pursuant to the Scheme.

A summary of the principal terms and conditions of the Loan Notes is set out in Part VIII of this document. Notes on completing the Loan Note Form of Election are set out in Part IX of this document and in the Loan Note Form of Election.

Deutsche Bank has advised that, based on market conditions, on June 21, 2007 (being the last practicable date prior to the publication of this document), the value of the Loan Notes (had they been in issue on that day) would have been not less than 98 pence per £1 in nominal value.

A summary of certain UK tax consequences for Hanson Shareholders who validly elect for the Loan Note Alternative is contained in Part X of this document.

8.	Information on Lehigh

Lehigh, a UK resident, and wholly-owned, direct subsidiary of HeidelbergCement, is a holding company within the HeidelbergCement Group but has no trading activities other than in connection with the Proposals and the financing of the Proposals.

9.	Information on Hanson and update on current trading

Financial Information

In the financial year ended December 31, 2006, Hanson reported group turnover of £4,132,700,000 (2005: £3,715,700,000) and profit before taxation of £480,800,000 (2005: £429,300,000). As at December 31, 2006, Hanson had consolidated net assets of £2,728,800,000 (2005: £2,672,300,000).

Current trading

Trading for the first half of 2007 remains in line with Hanson’s expectations, as set out in Hanson’s AGM statement made in the Annual General Meeting of the Company on April 24, 2007, with challenging conditions in North America and the impact of the weak US dollar broadly offset by improvements in other divisions.

In North America, aggregates selling prices have remained robust. However, the residential market remains difficult and, together with a prolonged winter season, will result in a challenging first half compared to an unusually strong first half of 2006.

In the UK, both divisions have performed well compared to the first half of 2006, supported by improved product volumes and price discipline.

Elsewhere, Hanson’s operations in Australia, Asia and Continental Europe have enjoyed a good first half.

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At this stage, the Company expects continued weakness in the US residential market and adverse foreign exchange to impact the second half of the year, with trading in divisions elsewhere remaining robust.

Your attention is drawn to the financial information on Hanson set out in Part VII of this document.

10.	Effect on management and employees

HeidelbergCement attaches great importance to the skills and experience of the existing management and employees of Hanson. HeidelbergCement expects that Hanson employees and management will continue to play an important role in the combined group and will benefit fully from the opportunities afforded by the enlarged organisation.

HeidelbergCement’s plans do not involve any material change to the conditions of employment of Hanson’s employees, and any restructuring or disposals are expected to be limited given the complementary nature of HeidelbergCement’s and Hanson’s businesses. The HeidelbergCement board will review the combined group’s needs as regards corporate and operational headquarters, which may impact on the present location of certain of HeidelbergCement’s and Hanson’s operations. However, it is currently intended that the combined group will be headquartered in Heidelberg, Germany.

Details of the impact of the Proposals on the outstanding options and awards granted under the Hanson Share Schemes are set out in paragraph 12 below.

11.	The Hanson Directors and the effect of the Scheme on their interests

HeidelbergCement intends to offer Alan Murray, Chief Executive of Hanson, a position on HeidelbergCement’s management board. His ongoing role is likely to include responsibility for the North American and Australian operations.

HeidelbergCement also intends to offer Mike Welton, Chairman of Hanson, a position on its Supervisory Board.

Details of the interests of the Hanson Directors in the share capital of Hanson are set out in paragraph 4 of Part XI to this document. Hanson Shares held by the Hanson Directors will be subject to the Scheme.

Particulars of the service contracts (including termination provisions) and letters of appointment of the Hanson Directors are set out in paragraph 5 of Part XI to this document. No amendments to the service contracts of the Executive Directors have been agreed in connection with the Scheme.

Save as referred to in this paragraph 11, the effect of the Scheme on the interests of the Hanson Directors does not differ from its effect on the like interests of any other person.

As described above, the Hanson Directors have given irrevocable undertakings to Lehigh to vote in favour of the Proposals in respect of their own beneficial holdings of 700,926 Hanson Shares which includes those shares in which they have an interest (such as those shares in the name of family members), representing, in aggregate, approximately 0.1 per cent. of Hanson’s existing issued share capital as at June 21, 2007 (being the last practicable date prior to the publication of the document).

12.	Hanson Share Schemes

Options and awards granted under the Hanson Share Schemes which are not already exercisable or vested will become exercisable or will vest on or shortly after the Court sanctions the Scheme. Letters will be sent to the participants in the Hanson Share Schemes explaining the effect of the Scheme on their share options and awards and, where applicable, their right to exercise share options or to receive Hanson Shares under awards.

All Hanson Shares issued or transferred on the exercise of options or vesting of awards under the Hanson Share Schemes before the Scheme Record Time will be subject to the terms of the Scheme. Outstanding options and awards under the Hanson Share Schemes which vest or are exercised after the Scheme Record Time are expected to be satisfied by the issue of Hanson Shares.

The Scheme will not extend to Hanson Shares issued after the Scheme Record Time. However, it is proposed to amend the articles of association of Hanson at the Extraordinary General Meeting to provide that, if the Scheme becomes effective, any Hanson Share issued or transferred to any person after the Scheme Record Time will, subject to that person first being permitted to transfer

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all or some of those Hanson Shares to his/her spouse or civil partner, be automatically transferred to Lehigh in consideration for the payment by Lehigh to such person or, where appropriate, their spouse or civil partner, of 1100 pence in cash for each Hanson Share so transferred. Consequently, participants in the Hanson Share Schemes who exercise any options or receive Hanson Shares under awards after the Effective Date of the Scheme are able to receive cash consideration in the same manner as Hanson Shareholders.

Holders of options and awards who elect to exercise their options, or whose awards vest, on or prior to the date falling six months after the Effective Date may elect prior to July 31, 2007 for the Loan Note Alternative in respect of the Hanson Shares so acquired as a result of such exercise or vesting. However, this is subject to the minimum take up requirement.

Full details of options and awards granted to the directors of Hanson under the Hanson Share Schemes are set out in paragraph 4 of Part XI of this document.

The Hanson Sharesave Scheme 1997 and Hanson Sharesave Scheme 2003 (together the Hanson Sharesave Schemes)

Options granted under the Hanson Sharesave Schemes will be exercisable for a period of six months following the Effective Date. These options will only be exercisable to the extent of savings made under the related savings contract at the time of exercise together with any accrued interest or bonus due.

Lehigh intends to offer compensation, on an ex gratia basis, to participants in the Hanson Sharesave Schemes who exercise their options in the six month period following the Effective Date in recognition of the early exercise of their options. The compensation payable will be equal, after deduction of income tax and employee’s national insurance contributions, to the net gain (that is 1100 pence per Hanson Share minus the relevant exercise price) for each additional Hanson Share the participant would have received had they continued saving for an additional period of six months or, if shorter, until the maturity of their savings contract.

Options under the Hanson Sharesave Schemes will cease to be exercisable on the date falling six months after the Effective Date but participants may continue to hold their options and, subject to the rules of the Hanson Sharesave Schemes, exercise those options on the maturity of the related savings contract. Participants who choose to do this will not be entitled to the compensation payment described above.

The Hanson Executive Share Option Scheme 1997, The Hanson PLC Executive Share Option Plan 2001 and the Hanson Executive Share Option Plan 2003 (together the Hanson Share Option Plans)

Options granted under the Hanson Share Option Plans before 2005 are already exercisable. Any of these options granted under the 1997 scheme will be exercisable until the Effective Date, whilst the options granted under the 2001 and 2003 plans will remain exercisable, subject to the rules of those plans, until the tenth anniversary of the relevant option grant date.

Options granted under the 2003 plan in 2005 would normally be exercisable in March 2008. The number of Hanson Shares over which the options are exercisable is determined by the extent to which the applicable performance conditions are satisfied. 50% of an option is subject to a total shareholder return performance measure and 50% to an economic value added measure. These options will become exercisable immediately after the Effective Date to the extent that the performance conditions have been satisfied and, unless the Remuneration Committee of Hanson decides otherwise, subject to a time pro-rating reduction. The Remuneration Committee of Hanson has made an indicative decision that, taking into account the extent to which the relevant performance conditions have been achieved and after applying a time pro-rating reduction (assuming the Effective Date is August 24, 2007), options granted in 2005 will vest as to approximately 79 per cent. of the total number of Hanson Shares over which they are granted (approximately 425,785 Hanson Shares). The vesting level is subject to a further review of Hanson’s performance by the Remuneration Committee shortly before the Effective Date.

HeidelbergCement has agreed with Hanson, as a term of the proposals to optionholders under the Hanson Share Option Plans, to make available to optionholders a cashless exercise facility such that the exercise price of options exercised in connection with the Proposals is funded out of the consideration payable for Hanson Shares acquired on the exercise of such options.

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The Hanson Long Term Incentive Plan 2003 and the Hanson Long Term Incentive Plan 2006 (together the Hanson LTIPs)

Outstanding awards under the Hanson LTIPs would normally vest in March 2008, May 2009 and March 2010. The number of Hanson Shares which may be released to participants on vesting of the awards is determined by the extent to which the applicable performance conditions are satisfied. In the case of awards granted in 2005, 50 per cent. of an award is subject to a total shareholder return performance measure and 50 per cent. to an economic value added measure. In the case of awards granted in 2006 and 2007, 50 per cent. of an award is subject to a total shareholder return performance measure, 25 per cent. to an earnings per share measure and 25 per cent. to a cash flow measure. These awards will vest immediately on the date that the Court sanctions the Scheme to the extent that the performance conditions have been satisfied and, unless the Remuneration Committee of Hanson decides otherwise, subject to a time pro-rating reduction.

The Remuneration Committee has made an indicative decision that, taking into account the extent to which the relevant performance conditions have been achieved and after applying a time pro-rating reduction (assuming the Effective Date is August 24, 2007), awards granted in 2005 would vest as to approximately 79 per cent. of the total number of Hanson Shares over which they are granted (approximately 2,143,721 Hanson Shares); awards granted in 2006 as to approximately 31 per cent. of the total number of Hanson Shares over which they are granted (approximately 679,619 Hanson Shares); and awards granted in 2007, as to approximately 12 per cent. of the total number of Hanson Shares over which they are granted (approximately 260,142 Hanson Shares). These vesting levels are subject to a further review of Hanson’s performance by the Remuneration Committee shortly before the Court sanction date.

To encourage the retention of the senior executives and management of Hanson and at the specific request of HeidelbergCement, the Remuneration Committee will exercise its discretion under the Hanson LTIPs to allow participants to elect between their awards vesting either: (a) as to a proportion of the Hanson Shares over which they are granted as determined by the Remuneration Committee of Hanson shortly before the Court sanction date as described above, in which case they will be entitled to receive the benefit immediately after the date the Court sanctions the Scheme, or (b) as to 100 per cent. of the Hanson Shares over which the awards are granted, but only on condition that they will not receive the benefit (which may, subject to tax considerations, be in the form of Hanson Shares or cash) until the equivalent award would have vested in the ordinary course (i.e. March 2008, May 2009 and March 2010 respectively) and further on the condition that the benefit will be forfeited in whole if the participant resigns from Hanson (other than in response to a constructive dismissal) or is dismissed for cause before the relevant payment date.

13.	Financing of the Proposals

To finance the consideration due under the Proposals, HeidelbergCement Finance B.V. and HeidelbergCement have entered into the Facilities Agreement which makes available to them facilities of £8.75 billion and €3.4 billion, arranged on a joint basis, and fully underwritten, by Deutsche Bank and Royal Bank of Scotland. The funds raised under the Facilities Agreement, which are necessary for Lehigh to satisfy the consideration payable to Hanson Shareholders under the terms of the Scheme, will be made available to Lehigh. The remainder of the facilities will be used to refinance indebtedness of the enlarged HeidelbergCement Group, provide working capital for the enlarged HeidelbergCement Group after completion of the Proposals and pay certain fees and expenses associated with the Proposals. The facilities made available under the Facilities Agreement will be partly refinanced through a combination of hybrid capital issuance in an amount of up to €2 billion, the issue of bonds, and the divestment of selected non-core activities. It is HeidelbergCement’s intention to maintain an investment grade rating for the enlarged group and, to support its objective, it has, in addition to raising the funds required to finance the Proposals, undertaken a capital increase in an amount of approximately €527 million.

Deutsche Bank has confirmed that it is satisfied that sufficient resources are available to Lehigh to satisfy in full the cash consideration payable to Hanson Shareholders under the terms of the Scheme.

Under the Facilities Agreement, HeidelbergCement has agreed, amongst other things (and will procure compliance from Lehigh), that, save as may be required by the Panel or the Court, it will not waive, amend, withdraw or agree not to enforce any term or condition of the Proposals (in

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each case in a manner that could reasonably be expected to be material or prejudicial to the Lenders under the Facilities Agreement) without the prior consent of Royal Bank of Scotland (as agent) acting on behalf of the Majority Lenders (as defined in the Facilities Agreement).

Further information on the financing of the Proposals is set out in paragraph 7 of Part XI of this document.

14.	Implementation Agreement

HeidelbergCement, Lehigh and Hanson have entered into the Implementation Agreement which contains certain assurances in relation to the implementation of the Scheme and related matters. In particular, the Implementation Agreement contains the principal provisions set out below:

Undertakings to implement the Scheme

Subject to the fiduciary duties of the directors of Lehigh and of Hanson, Lehigh and Hanson have agreed to use reasonable endeavours to implement the Scheme, including the despatch of the Scheme Document, convening the Court Meeting and the EGM, and the taking of the appropriate steps to obtain Court Orders at the Court Hearings to effect the Scheme.

The Proposals are conditional upon the fulfilment (or, where permitted, waiver) of the Conditions set out in Part VI of this document and the Scheme becoming effective by December 31, 2007. Subject to the fiduciary duties of the directors of Lehigh and of Hanson, Lehigh and Hanson have agreed to use all reasonable endeavours to procure the satisfaction of the Conditions as soon as reasonably practicable. Hanson has also undertaken that it will only take the action necessary to implement the Scheme if Lehigh has confirmed that all of the Conditions have been satisfied or waived. Lehigh has undertaken to be bound by the Scheme unless it has invoked one or more of the Conditions with the consent of the Panel.

Inducement Fee

As a pre-condition to Lehigh agreeing to announce the Proposals, Hanson has agreed in the Implementation Agreement to pay an inducement fee of £78,700,000 to Lehigh if: (a) an Alternative Proposal is announced (for the purposes of Rule 2.5 of the Code or equivalent); and (b) following such announcement, the Scheme is not proposed or made or it lapses or is withdrawn; and (c) such Alternative Proposal becomes wholly unconditional.

Non-solicitation arrangements

Hanson has undertaken to HeidelbergCement and to Lehigh not to:

(a)	solicit or otherwise seek to initiate any Competing Proposal;

(b)	enter into or continue any discussions, negotiations, communication or correspondence relating to or which may be expected to lead to any Competing Proposal; or

(c)	release any third party from any confidentiality or standstill agreement, or amend any such agreement, entered into in connection with any Competing Proposal,

save by virtue of it complying with the rules of the Code or, in the case of (b) and (c) above, to the extent that to fail to do so would not be in the best interests of Hanson Shareholders or would otherwise be in breach of the fiduciary duties of the Hanson Directors.

Hanson has undertaken to inform Lehigh as soon as reasonably practicable of the making of any Competing Proposal or any request for information pursuant to Rule 20.2 of the Code.

Termination

The Implementation Agreement may be terminated in the following circumstances:

(a)	by agreement in writing between Lehigh, HeidelbergCement and Hanson at any time;

(b)	by Lehigh in the event of failure of any of the Conditions (subject to the Panel permitting such Condition to be invoked); or

(c)	if the Scheme is not approved by the requisite majority of Hanson Shareholders at the Court Meeting or the resolution to be proposed at the Hanson EGM is not passed by the requisite majority.

Rothschild has confirmed to the Panel that it considers the Inducement Fee, and the circumstances in which it may become payable, to be in the best interests of Hanson and Hanson Shareholders.

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15.	Structure of the Proposals

Introduction

The Proposals are to be effected by means of a scheme of arrangement between Hanson and its shareholders under section 425 of the UK Companies Act 1985. The terms of the Scheme are set out in full in Part XII of this document. The procedure involves an application by Hanson to the Court to sanction the Scheme and to confirm the associated Reduction of Capital. As consideration under the Scheme, Hanson Shareholders will receive cash (as described in paragraph 2 of this document above) or, to the extent that they have elected to do so, Loan Notes.

The purpose of the Scheme is to provide for Lehigh to become the owner of the whole of the issued share capital of Hanson, to be achieved by:

(a)	the cancellation of the Scheme Shares held by Hanson Shareholders who will receive cash under the Scheme and the application of the reserve arising from such cancellation in paying up in full a number of New Hanson Shares which is equal to the number of Scheme Shares cancelled and issuing the same, credited as fully paid, to Lehigh and/or its nominee(s); and

(b)	the transfer to Lehigh of the Scheme Shares held by Hanson Shareholders who have elected to receive Loan Notes in respect of their Scheme Shares under the Loan Note Alternative. Such Scheme Shares will be acquired by Lehigh fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party right or interest whatsoever and together with all rights existing as at May 15, 2007 or thereafter attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by return of share capital or share premium account or otherwise) made on or after May 15, 2007.

To become effective, the Scheme requires, inter alia, the approval of a majority in number of those Hanson Shareholders, present and voting either in person or by proxy at the Court Meeting, representing 75 per cent. or more in value of all Hanson Shares held by such Hanson Shareholders. The Scheme also requires the passing of the special resolution to implement the Scheme at the Extraordinary General Meeting, the sanction of the Court and the confirmation of the reduction of capital by the Court, as well as satisfaction or waiver of the other Conditions set out in Part VI to this document. Upon the Scheme becoming effective, it will be binding on all Hanson Shareholders (including, in effect, ADS Holders and CDI Holders), irrespective of whether or not they attended or voted at the Court Meeting or the EGM.

The last day of dealings in, and for registration of transfers of, Hanson Shares will be the date two Business Days prior to the Effective Date (such last day of dealings expected, subject to receipt of the Regulatory Approvals, to be August 22, 2007), following which Hanson Shares will be suspended from the Official List and from the London Stock Exchange’s market for listed securities.

Prior to the Scheme becoming effective, Hanson also intends to make application to the New York Stock Exchange to delist the ADSs from the New York Stock Exchange as of or shortly following the Effective Date.

Similarly, Hanson has agreed to make applications to the ASX for the termination of the quotation of the CDIs and to remove Hanson from the official list of the ASX as of or shortly following the Effective Date.

If the Scheme has not become effective by December 31, 2007, or such later date as Lehigh and Hanson may agree (with, where applicable, the consent of the Panel) and the Court may allow, it will lapse.

On the Effective Date, share certificates in respect of Cancellation Shares will cease to be valid and share certificates in respect of Loan Note Elected Shares will cease to have effect as documents of title. In addition, on the Effective Date, entitlements to Scheme Shares held within the CREST system will be cancelled.

The Meetings

Before the Court’s approval can be sought to sanction the Scheme, the Scheme will require approval by Hanson Shareholders at the Court Meeting and the passing of the special resolution by Hanson Shareholders at the EGM. Notices of the Court Meeting and the EGM are set out in Parts XIV and XV of this document respectively. All Hanson Shareholders whose names appear on the register of members of Hanson at 6:00 p.m. on July 29, 2007 or, if the Meetings are

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adjourned, on the register of members at 6:00 p.m. on the date two days before the date set for the adjourned Meetings, shall be entitled to attend and vote at the relevant Meeting in respect of the number of Hanson Shares registered in their name at the relevant time.

The Court Meeting

The Court Meeting, which has been convened for 11:00 a.m. on July 31, 2007, is being held at the direction of the Court to seek the approval of Hanson Shareholders for the Scheme. At the Court Meeting, voting will be by way of poll and each Hanson Shareholder present in person or by proxy will be entitled to one vote for each Scheme Share held. The approval required at the Court Meeting is a majority in number of those Hanson Shareholders, present and voting, either in person or by proxy, representing 75 per cent. or more in value of all Hanson Shares held by such Hanson Shareholders.

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of Hanson Shareholder opinion.

The Extraordinary General Meeting

In addition, the EGM has been convened for 11:15 a.m. on July 31, 2007, or as soon thereafter as the Court Meeting has concluded or been adjourned, to consider and, if thought fit, pass the special resolution (which requires votes in favour representing at least 75 per cent. of the votes cast) to approve:

(i)	the cancellation and extinguishing of the Cancellation Shares in accordance with the Scheme by way of a reduction of capital;

(ii)	the subsequent increase in the authorised share capital, the capitalisation of the reserve arising on the cancellation of the Cancellation Shares and the issue of New Hanson Shares to Lehigh in accordance with the Scheme;

(iii)	the giving of authority to the Directors pursuant to section 80 of the UK Companies Act 1985 to allot securities in the Company; and

(iv)	the amendment of the articles of association of Hanson described below and in paragraph (d) of the special resolution set out in the notice of the EGM in Part XV of this document.

Forms of Proxy and Form of Instruction for the Court Meeting and the Extraordinary General Meeting should be returned, in accordance with the instructions printed on them, as soon as possible and, in the case of the Forms of Proxy, so as to be received 48 hours before the time appointed for the relevant Meeting. If the blue Form of Proxy for use at the Court Meeting is not returned by the above time, it may be handed to the Registrars or the Chairman of the Court Meeting before the start of that Meeting. However, in the case of the EGM, unless the white Form of Proxy is returned by the time mentioned in the instructions printed on it, it will be invalid. The completion and return of a Form of Proxy will not prevent Hanson Shareholders from attending and voting in person at either the Court Meeting or the EGM, or at any adjournment thereof, if you so wish and are so entitled. ADS Holders and CDI Holders should review the applicable instructions in Part IV or Part V, respectively, of this document.

Sanction of the Scheme by the Court

Under the UK Companies Act 1985, the Scheme also requires the sanction of the Court. The hearing by the Court to sanction the Scheme and the hearing by the Court to confirm the Reduction of Capital comprised in the Scheme are expected to be held on August 20, 2007 and August 23, 2007 respectively, subject to receipt of the Regulatory Approvals. Lehigh has confirmed that it will be represented by counsel at such hearing so as to consent to the Scheme and to undertake to the Court to be bound thereby.

The Scheme will become effective in accordance with its terms on delivery of an office copy of the Court Order to the Registrar of Companies and the registration by the Registrar of Companies of the Reduction Court Order.

If the Scheme becomes effective, it will be binding on all Hanson Shareholders (including, in effect, ADS Holders and CDI Holders) irrespective of whether or not they attended the Meetings or voted in favour of the Scheme at the Court Meeting or in favour of the special resolution at the EGM. If

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the Scheme does not become effective by December 31, 2007 (or such later date (if any) as Lehigh and Hanson may agree (with, where applicable, the consent of the Panel) and the Court may allow) the Scheme will not become effective and the Proposals will not proceed.

16.	Delisting and re-registration

It is intended that on or shortly after, the Effective Date, a request will be made by Hanson to the UK Listing Authority to cancel the listing of the Hanson Shares on the Official List and to the London Stock Exchange to cancel the admission to trading of the Hanson Shares on the London Stock Exchange’s market for listed securities so that Hanson Shares will cease to be listed on the Official List no later than three Business Days after the Effective Date.

On the Effective Date, certificates in respect of Hanson ADSs will cease to be valid and should be surrendered to the ADS Depositary in accordance with the Deposit Agreement. As of or shortly following the Effective Date, the Hanson ADSs will be de-listed from the New York Stock Exchange and the Hanson ADSs and the underlying Hanson Shares will be de-registered with the SEC.

In addition, pursuant to the notice of termination (as provided in the Deposit Agreement through which the ADS programme is operated) which will be sent to ADS Holders separately, the Deposit Agreement will be terminated. Such notice of termination will be conditional on the Scheme becoming effective.

Similarly, Hanson has agreed to make applications to the ASX for the termination of the quotation of the CDIs and to remove Hanson from the official list of the ASX.

On the Effective Date, Hanson will become a wholly-owned subsidiary of the HeidelbergCement Group and certificates in respect of ADSs will cease to be valid and CDI Holders will cease to hold CDIs. On the Effective Date, entitlements to Hanson Shares held within the CREST system will be cancelled.

As soon as possible after the Effective Date, it is intended that Hanson will be re-registered as a private limited company.

17.	Settlement

Subject to the Scheme becoming effective, settlement of the cash consideration and/or issue of the certificates in respect of the Loan Notes to which any Hanson Shareholder is entitled thereunder will be effected within 14 days of the Effective Date in the manner set out below.

Except with the consent of the Panel, the cash consideration to which any Hanson Shareholder is entitled under the Scheme will be paid in full in accordance with the terms of the Scheme free of any lien, right of set-off, counterclaim or other analogous right to which Lehigh may otherwise be, or claim to be, entitled against such Shareholder.

All documents and remittances sent through the post will be sent at the risk of the person(s) entitled thereto.

Cash consideration where Scheme Shares are held in uncertificated form (that is, in CREST)

On the Effective Date, Cancellation Shares held within CREST will be cancelled. Hanson Shareholders who hold Cancellation Shares in uncertificated form will receive any cash consideration to which they are entitled through CREST by Lehigh procuring the creation of an assured payment obligation in favour of the appropriate CREST account through which the relevant Hanson Shareholders hold such uncertificated shares in respect of the cash consideration due to them.

As from the Effective Date, each holding of Hanson Shares credited to any stock account in CREST shall be disabled and all Hanson Shares will be removed from CREST in due course thereafter.

Lehigh reserves the right to pay all or any part of the cash consideration referred to above to all or any Hanson Shareholder(s) who hold Cancellation Shares in uncertificated form at the Scheme Record Time in the manner referred to below if, for reasons outside its reasonable control, it is not able to effect settlement in uncertificated form in accordance with this paragraph 17.

Cash consideration where Scheme Shares are held in certificated form

On the Effective Date, Cancellation Shares held in certificated form will be cancelled and share certificates for such Cancellation Shares will cease to be valid.

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Settlement of the cash consideration due under the Scheme in respect of Cancellation Shares held in certificated form shall be despatched:

(i)	by first class post, by cheque drawn on a branch of a UK clearing bank; or

(ii)	by such other method as may be approved by the Panel.

All such cash payments shall be made in pounds sterling. Payments made by cheque shall be payable to the Hanson Shareholder concerned or, in the case of joint holders, to the holder whose name stands first in the register of members of Hanson in respect of the joint holding concerned. Cheques shall be despatched as soon as practicable after the Effective Date and in any event within 14 days of the Effective Date.

Cash Consideration for ADSs

On the Effective Date, Hanson Shares underlying the Hanson ADSs will be cancelled. The ADS Depositary will receive an amount in pounds sterling equal to the total amount payable in respect of all the Scheme Shares held by the ADS Depositary in accordance with the terms of the Scheme. Such amount will be converted into US dollars by the ADS Depositary pursuant to the terms and conditions of the Deposit Agreement. Once the ADS Depositary has received the funds, ADS Holders will receive their pro rata portion in US dollars from the ADS Depositary in accordance with the terms and conditions of the Deposit Agreement, net of any taxes, governmental charges, ADS Depositary fees due from such holders to the ADS Depositary and currency conversion expenses of the ADS Depositary. The ADS Depositary will deduct any applicable fee from the cash consideration payable to ADS Holders. Following the Effective Date, the ADS Depositary will despatch a notice to registered holders of Hanson ADSs regarding their entitlement under the Scheme and the procedures for the surrender of their Hanson ADSs.

Any ADS Holders whose ADSs are held indirectly through a bank, broker, financial institution or share plan administrator within a book-entry facility, such as DTC, will receive credit of the funds to their account from their bank, broker or financial institution. The ADS Depositary will remit the funds to each book-entry facility, net of the total amount of any applicable taxes and fees due from such holder to the ADS Depositary and the relevant book-entry facility in turn will credit the ADS Holder’s bank, broker, financial institution or share plan administrator.

In order to avoid the application of US backup withholding (at a rate of 28 per cent.) on cash amounts paid to holders of Hanson ADSs (including non-US persons) who have not previously provided a duly completed Form W-9 or W-8 to their broker or the ADS Depositary that remains valid at the time of payment, it is necessary for such holders to provide the ADS Depositary with a properly completed IRS Form W-8BEN or Form W-9 as applicable. See the discussion below at “Certain US Federal Income Tax Considerations – Information Reporting and Backup Withholding” in Part X of this document. Persons should consult their own tax advisers to identify their need to provide these forms. IRS Forms W-9 and W-8 are available on the IRS website at http://www.irs.gov.

Cash Consideration for CDIs

When the Scheme becomes effective, Hanson Shares underlying CDIs held by the CDI Depositary will be cancelled.

The cash consideration due under the Scheme in respect of Scheme Shares held in the CDI Depositary’s name will be paid in an amount in pounds sterling into an Australian account from which the CDI Registrar will have the authority to make payments.

The cash payment will be converted into Australian dollars at the prevailing spot rate and will be distributed to CDI Holders according to their CDI holdings, within seven days of receipt of funds by the CDI Registrar. In the case of joint holders of CDIs, the payment will be made to the holder whose name appears first on the register of CDI Holders.

Following the Effective Date, the CDI Registrar will despatch a notice to CDI Holders setting out their entitlement under the Scheme.

Loan Notes

Whether Scheme Shares are held in certificated or uncertificated form, where a Hanson Shareholder validly elects for Loan Notes to be issued by Lehigh subject to the terms and conditions of the Loan Note Alternative set out in Part VIII to this document, all such elections being made on the Loan Note Form of Election by not later than 6:00 p.m. on July 31, 2007, the

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amount of Loan Notes in respect of which the election is made will be issued and credited as fully paid to the electing Hanson Shareholder (other than a Restricted Overseas Person or US Holder) not more than 14 days after the Effective Date and definitive certificates for the Loan Notes will be despatched by first class post (or by such other method as may be approved by the Panel).

All mandates and other instructions to the Company in force at the Scheme Record Time relating to Loan Note Elected Shares shall, unless and until revoked or amended, be deemed as from the Effective Date to be valid and effective mandates in relation to the payment of interest and capital and instructions to Lehigh in relation to the Loan Notes issued in respect thereof.

18.	Taxation

Your attention is drawn to Part X of this document.

Hanson Shareholders are strongly advised to contact an appropriate independent professional adviser immediately to discuss the taxation consequences of accepting the Proposals.

19.	Overseas shareholders

The implications of the Scheme and the Proposals for Overseas Persons may be affected by the laws of the relevant jurisdictions. Overseas Persons should inform themselves about and observe any applicable legal requirement. It is the responsibility of each Overseas Person to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

This document has been prepared for the purposes of complying with English law, the Code and the Listing Rules and the information disclosed herein may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any other jurisdiction.

20.	Action to be taken

Your attention is drawn to the information set out in pages 7-9 of this document which explains the actions you should take in relation to the Scheme.

21.	Further information

The terms of the Scheme are set out in full in Part XII of this document. Your attention is also drawn to the further information contained in this document and, in particular, to the conditions to the implementation of the Scheme and Proposals in Part VI, the Financial Information in Part VII and the Additional Information set out in Part XI of this document.

Yours very truly,

for and on behalf of
N M Rothschild & Sons Limited

John Deans
Managing Director

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PART IV

FURTHER INFORMATION FOR ADS HOLDERS

1.	Expected timetable of principal events for ADS Holders

Event	Time and/or date

Voting record date and voting record time for the Court Meeting and EGM for ADS Holders	5:00 p.m. New York time on June 18, 2007
Latest time for ADS Holders to provide voting instructions to the ADS Depositary for the Court Meeting and EGM	10:00 a.m. New York time on July 24, 2007
Court Meeting	11:00 a.m. London time on July 31, 2007[1]
Extraordinary General Meeting	11:15 a.m. London time on July 31, 2007[1,2]
The following dates are subject to change, please see note (3) below
Court Hearing Date (to sanction the Scheme)	August 20, 2007
Last day of dealings in ADSs on the New York Stock Exchange	August 22, 2007
Scheme Record Time	6:00 p.m. London time on August 22, 2007
Court Hearing Date (to approve the Reduction of Capital)	August 23, 2007
Effective Date	August 24, 2007
Cancellation of listing of the ADSs on the NYSE	September 4, 2007
Settlement of cash consideration due under the Scheme	Within 14 days of the Effective Date
Distribution of cash consideration to ADS Holders	5 Business Days after receipt of funds upon proper presentation and surrender of ADSs

ADS Holders will not be entitled to attend and vote at the Court Meeting or the EGM unless they follow the instructions set out in paragraph 2(b) of this Part IV and become a Hanson Shareholder directly.

1.	Please note that the last day for ADS Holders to present their ADSs to the ADS Depositary for cancellation in order to become Hanson Shareholders for the purpose of voting at the Court Meeting and at the EGM is July 20, 2007.
2.	To commence at the time shown, or immediately following the adjournment or conclusion of, the Court Meeting, if later.
3.	These dates are indicative only and will depend, amongst other things, on the date on which the Court sanctions the Scheme.

The dates given in this Part IV are based on Hanson’s current expectations and may be subject to change.

2.	Information for ADS Holders

(a)	The Scheme

On the Effective Date, the five Hanson Shares underlying each Hanson ADS will be cancelled in consideration for the cash consideration payable by Lehigh. ADS Holders will receive their entitlement to such cash consideration through the settlement procedure described in paragraph (c) below. ADS Holders will not be entitled to elect for the Loan Note Alternative.

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(b)	Voting

ADS Holders have been sent a Form of Instruction with this document. This form must be completed by ADS Holders in accordance with the accompanying instructions and delivered either by hand or by post to the ADS Depositary at the address shown on page 6 of this document in order to instruct the ADS Depositary how to vote the Hanson Shares underlying the ADSs on their behalf at the Court Meeting and the EGM.

The latest time for ADS Holders to provide the ADS Depositary with a Form of Instruction for both the Court Meeting and the EGM is 10:00 a.m. (New York time) on July 24, 2007.

Members of either of the 401k Plans who hold Hanson ADSs under the 401k Plans have been sent a Form of Instruction by the trustee of such plans. This form must be completed by the members in accordance with the accompanying instructions and delivered either by hand or post to the trustee of the 401k Plans at the address shown thereon in order to instruct the trustee how to direct the ADS Depositary to vote the Hanson Shares underlying the Hanson ADSs on behalf of the members at the Court Meeting and the EGM. The Form of Instruction must be returned to the trustee of the 401k Plans by 3:00 p.m. (New York time) on July 20, 2007.

ADS Holders will not, except as described below, be entitled to attend the Court Meeting or the EGM in person nor to be present at the Court Hearing to sanction the Scheme or to confirm the Reduction of Capital provided for under the Scheme, although the ADS Depositary or its nominee as the record holder of Hanson Shares underlying the Hanson ADSs will be so entitled and will vote in accordance with instructions that may be received by the ADS Depositary by 10:00 a.m. (New York time) on July 24, 2007.

ADS Holders who wish to attend the Court Meeting or the EGM, or to be present at the Court Hearings, should take steps to present their ADSs to the ADS Depositary for cancellation before July 20, 2007 and (upon compliance with the terms of the Deposit Agreement, including payment of the ADS Depositary’s fees and any applicable taxes and governmental charges) delivery of Hanson Shares so as to become Hanson Shareholders prior to the relevant Voting Record Time for the Court Meeting or the EGM, or prior to the Court Hearing, as the case may be. The relevant Voting Record Time for the Court Meeting and the EGM and the date of the Court Hearing appear in the “Expected Timetable of Principal Events” on page 5 of this document. However, any holder who subsequently wished to sell their Hanson Shares on the NYSE would first have to convert them back to ADSs, and this would give rise to UK stamp duty implications.

ADS Holders who take steps (as described in the paragraph above) to become Hanson Shareholders (as opposed to ADS Holders) will have the right to attend the Court Hearings in person or be represented by counsel to support or oppose the sanctioning of the Scheme and the Reduction of Capital.

A member of either of the 401k Plans who holds Hanson ADSs under a 401k Plan and who wishes to attend the Court Meeting or the EGM, or to be present at the Court Hearings must, by no later than July 20, 2007 notify the trustee of the 401k Plans in writing, specifying the number of Hanson ADSs such holder desires to withdraw. Withdrawals may be restricted in part or in whole by the terms of the 401k Plans, and members wishing to make withdrawals should contact the trustee of the 401k Plans as soon as possible.

(c)	Settlement

On the Effective Date, Hanson Shares underlying the Hanson ADSs will be cancelled. The ADS Depositary will receive an amount in pounds sterling equal to the total amount payable in respect of all the Scheme Shares held by the ADS Depositary in accordance with the terms of the Scheme. Such amount will be converted into US dollars by the ADS Depositary pursuant to the terms and conditions of the Deposit Agreement. Once the ADS Depositary has received the funds, ADS Holders will receive their pro rata portion in US dollars from the ADS Depositary in accordance with the terms and conditions of the Deposit Agreement, net of any taxes, governmental charges, ADS Depositary fees due from such holders to the ADS Depositary and currency conversion expenses of the ADS Depositary. The ADS Depositary will deduct any applicable fee from the cash consideration payable to ADS Holders. Following the Effective Date, the ADS Depositary will despatch a notice to registered ADS Holders regarding their entitlement under the Scheme and the procedures for the surrender of their Hanson ADSs.

Any ADS Holders whose Hanson ADSs are held indirectly through a bank, broker, financial institution or share plan administrator within a book-entry facility, such as DTC, will receive credit of

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the funds to their account from their bank, broker or financial institution. The ADS Depositary will remit the funds to each book-entry facility, net of the total amount of any taxation or fee due from such holder to the ADS Depositary, and the relevant book-entry facility in turn will credit the ADS Holder’s bank, broker, financial institution or share plan administrator.

In order to avoid the application of US backup withholding (at a rate of 28 per cent.) on cash amounts paid to holders of Hanson ADSs (including non-US persons) who have not previously provided a duly completed Form W-9 or W-8 to their broker or the ADS Depositary that remains valid at the time of payment, it is necessary for such holders to provide the ADS Depositary with a properly completed IRS Form W-8BEN or Form W-9 as applicable. See the discussion below at “Certain US Federal Income Tax Considerations – Information Reporting and Backup Withholding” in Part X of this document. All ADS Holders should consult their appropriate independent tax adviser to determine whether or not they are required to provide these forms. IRS Forms W-9 and W-8 are available on the IRS website at http://www.irs.gov.

ADS Holders should note that they will receive cash consideration converted into US dollars at the exchange rate obtainable by the ADS Depositary, net of any taxes, governmental charges, ADS Depositary fees, and currency conversion expenses of the ADS Depositary.

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PART V

FURTHER INFORMATION FOR CDI HOLDERS

1.	Expected timetable of principal events for CDI Holders

Event	Time and/or Date

Voting record date and voting record time for the Court Meeting and EGM for CDI Holders.	7:00 p.m. Australian Eastern Standard time on July 26, 2007[1]
Latest time for CDI Holders to provide voting instructions to the CDI Registrar for the Court Meeting and EGM	5:00 p.m. Australian Eastern Standard time on July 26, 2007
Court Meeting	11:00 a.m. London time on July 31, 2007
Extraordinary General Meeting	11:15 a.m. London time on July 31, 2007[2]
The following dates are subject to change, please see note (3) below
Court Hearing Date (to sanction the Scheme)	August 20, 2007
Last day of trading in Hanson CDIs on the ASX	August 22, 2007
Scheme Record Time	6:00 p.m. London time on August 22, 2007
Court Hearing Date (to approve the Reduction of Capital)	August 23, 2007
Effective Date	August 24, 2007
Termination of quotation of the CDIs	August 30, 2007
Settlement of cash consideration due under the Scheme	Within 14 days of Effective Date on August 24, 2007
Distribution of cash consideration to CDI Holders	Within seven days of the receipt of funds by the CDI Registrar

CDI Holders will not be entitled to attend and vote at the Court Hearing or the EGM unless they follow the instructions set out in paragraph 2(b) of this Part V and become a Hanson Shareholder directly.

1.	Please note that the last day for CDI Holders to present their CDIs to the CDI Depositary for cancellation in order to become Hanson Shareholders for the purpose of voting at the Court Meeting and at the EGM is July 20, 2007.
2.	To commence at the time shown, or immediately following the adjournment or conclusion of, the Court Meeting, if later.
3.	These dates are indicative only and will depend, amongst other things, on the date on which the Court sanctions the Scheme.

2.	Information for CDI Holders

(a)	The Scheme

Once the Scheme becomes effective, the Hanson Share underlying each CDI will be cancelled. CDI Holders will receive their entitlement to such cash consideration through the settlement procedure described below. CDI Holders will not be entitled to participate in the Loan Note Alternative.

(b)	Voting

The CDI Depositary will vote at the Court Meeting and the EGM on behalf of each CDI Holder as they direct. For this purpose, the CDI Registrar will distribute a Form of Instruction. This form must

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be completed by CDI Holders in accordance with the accompanying instructions and delivered by hand or by post to the CDI Registrar at the address shown on page 6 of this document in order for the CDI Registrar to instruct the CDI Depositary how to vote on CDI Holders’ behalf at the Court Meeting and the EGM.

The latest time for CDI Holders to provide the CDI Registrar with a Form of Instruction for both the Court Meeting and the EGM is 5:00 p.m (Australian Eastern Standard time) on Thursday, July 26, 2007.

CDI Holders who wish to vote directly at the Court Meeting or the EGM, or to be present at the Court Hearings, may do so by converting their Hanson CDIs into a holding of Hanson Shares and voting these at the relevant meeting. The process of conversion would need to be completed and the Hanson Shares registered in the name of the former CDI holder prior to the Voting Record Time for the relevant meeting. The procedure for the conversion of CDIs into Hanson Shares is explained further below.

(c)	Settlement

If the Scheme becomes effective, a payment of 1100 pence in cash per Scheme Share held by the CDI Depositary will be dispatched to the CDI Registrar within 14 days of the Effective Date. The cash payment will be converted into Australian dollars at the prevailing spot rate and will be distributed to CDI Holders according to their CDI holdings, within seven days of receipt of funds by the CDI Registrar.

Subject to the Scheme becoming effective, Hanson will apply to the ASX for termination of quotation of the CDIs and to remove Hanson from the official list of the ASX.

(d)	Further information about CDIs

Introduction

CDIs take the form of CHESS Depositary Interests and are units of beneficial ownership of Hanson Shares. One Hanson Share underlies each CDI. The legal title to the underlying shares is held by the CDI Depositary.

Converting from a CDI holding to a certificated holding

CDI Holders may at any time convert their CDI holding to a holding of the underlying Hanson Shares by:

(i)	in the case of issuer-sponsored CDIs, by notifying the CDI Registrar; or

(ii)	in the case of CDIs sponsored on the CHESS sub-register, by notifying their CHESS participant (usually a stockbroker).

In both cases, once the CDI Registrar has been notified, it will transfer the relevant number of Hanson Shares from the CDI Depositary into the name of the holder. However, the conversion of CDIs to Hanson Shares will prevent a person from selling such shares on the ASX, as only the CDIs can be traded on the ASX. The last date on which the CDI Registrar may be notified in order to convert a holding of CDIs to a holding of Hanson Shares is July 20, 2007.

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PART VI

CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND
THE PROPOSALS

Conditions of the Scheme

1.	The Scheme is conditional upon:

(A)	the approval of the Scheme by a majority in number, representing at least three-fourths in value, of the Hanson Shareholders, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting);

(B)	the resolution(s) in connection with or required to approve and implement the Scheme being duly passed by the requisite majority at the EGM (or at any adjournment of such meeting); and

(C)	the sanction (in, either case, with or without modifications on terms reasonably acceptable to HeidelbergCement and Hanson) of the Scheme and the confirmation of the Reduction of Capital involved therein by the Court and office copies of the Court Orders being delivered for registration to the Registrar of Companies and registration of the Reduction Court Order with the Registrar of Companies and, if appropriate, the minute of the reduction attached to the Reduction Court Order.

Conditions of the Proposals

2. In addition, Lehigh and Hanson have agreed that, subject as stated in paragraph 4 below, the Proposals are also conditional upon, and, accordingly, the necessary actions to make the Scheme effective will not be taken unless the following conditions (as amended, if appropriate) are satisfied or waived as referred to below prior to the Scheme being sanctioned by the Court:

(A)	insofar as the Proposals constitute a concentration with a Community dimension within the scope of the Merger Regulation:

(i)	the European Commission indicating, in terms reasonably satisfactory to Lehigh, that it does not intend to initiate proceedings under Article 6(1)(c) of the Merger Regulation in respect of the proposed acquisition of Hanson by Lehigh or any matter arising therefrom; and

(ii)	the European Commission not having made a referral to a competent authority of any member state of the European Union under Article 4(4) or Article 9(1) of the Merger Regulation in respect of all or any part of the proposed acquisition of Hanson by Lehigh or any matter arising therefrom or, in the event of such a referral, clearance being obtained from the competent authority of that member state on terms reasonably satisfactory to Lehigh;

(B)	all filings having been made and all or any appropriate waiting periods, including any extensions thereof, applicable under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations made under that act having expired, lapsed or been terminated as appropriate in each case in respect of the Proposals;

(C)	either:

(i)	an advance ruling certificate in respect of the acquisition has been issued to Lehigh, pursuant to section 102 of the Competition Act (Canada), to the effect that the Commissioner of Competition (the Commissioner) is satisfied that they would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act (Canada); or

(ii)	the waiting period under section 123 of the Competition Act (Canada) has expired and Lehigh has been advised in writing that the Commissioner has determined not to make an application under section 92 or section 100 of the Competition Act (Canada) in respect of the Proposals;

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and

(iii)	with respect to any requisite approval under the Investment Canada Act, Lehigh has obtained confirmation from the Minister of Industry (or such other Minister as may be appointed under the Investment Canada Act) under Sections 21, 22 or 23 of the Investment Canada Act that the Minister is, or is deemed to be, satisfied that the Proposals are likely to be of net benefit to Canada;

(D)	either:

(i)	the Treasurer of the Commonwealth of Australia (the Treasurer) or a delegate of the Treasurer has provided written advice or confirmation which is unconditional or subject only to conditions reasonably acceptable to Lehigh that there is no objection under the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth) or foreign investment policy of Australia to the Proposals; or

(ii)	the Treasurer has ceased to be empowered to make any order under the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth) in relation to the Proposals;

(E)	no government or governmental, quasi-governmental, supranational, statutory, administrative or regulatory body or association, authority, court, trade agency, institution or professional or environmental body or any other person or body in any jurisdiction (each a Third Party) having, without the consent or agreement of Lehigh, prior to the Effective Date, decided to take, instituted, implemented or threatened any action, proceedings, suit, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, decision or order or taken any other steps, and there not continuing to be outstanding any statute, regulation, decision or order, which would or might be reasonably be expected to:

(i)	impose any limitation on, or result in any delay in, the ability of any member of the HeidelbergCement Group directly or indirectly to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares in Hanson or on the ability of any member of the wider Hanson Group or any member of the HeidelbergCement Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the wider Hanson Group or to exercise management control over any such member of the wider Hanson Group which is material in the context of the wider Hanson Group taken as a whole;

(ii)	other than in implementation of the Proposals and except, where relevant, pursuant to Part 28 of the UK Companies Act 2006, require any member of the HeidelbergCement Group to acquire or offer to acquire any shares or other securities (or the equivalent) or interest in any member of the wider Hanson Group owned by any third party at a cost which is material in the context of the wider Hanson Group taken as a whole;

(iii)	make the Proposals (including the Reduction of Capital), their implementation or the acquisition or proposed acquisition by Lehigh or any member of the wider HeidelbergCement Group of any shares or other securities in, or control of, Hanson void, illegal, and/or unenforceable under the laws of any relevant jurisdiction, or otherwise directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose material additional conditions or obligations with respect thereto, or otherwise challenge, hinder or interfere, therewith;

(iv)	impose any limitation on the ability of any member of the wider Hanson Group or the wider HeidelbergCement Group to integrate or co-ordinate its business, or any substantial part of its business, with the businesses or any part of the businesses of any other members of the wider HeidelbergCement Group and/or the wider Hanson Group which is adverse to and material in the context of the wider Hanson Group or the wider HeidelbergCement Group, as the case may be, taken as a whole;

(v)	result in a member of the wider Hanson Group ceasing to be able to carry on business under any name which it presently does to an extent which is material in the context of the wider Hanson Group taken as a whole; or

(vi)	otherwise adversely affect the business, assets or profits of any member of the HeidelbergCement Group or any member of the wider Hanson Group to an extent which would be material in the context of the Hanson Group taken as a whole,

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and all applicable waiting and other time periods during which any Third Party could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation or enquiry having expired, lapsed or been terminated;

(F)	all necessary notifications and filings having been made in connection with the Proposals and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in connection with the Proposals or the acquisition by any member of the HeidelbergCement Group of any shares or other securities in, or control of, Hanson and all appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulations of any relevant jurisdiction having expired, lapsed or been terminated and all authorisations, orders, recognitions, grants, consents, licences, confirmations, permissions, approvals and clearances, including competition clearances, necessary or reasonably considered necessary or appropriate for or in respect of the Proposals and the proposed acquisition of any shares or other securities in, or control of, Hanson by any member of the HeidelbergCement Group having been obtained in terms and in a form reasonably satisfactory to Lehigh from all appropriate Third Parties or persons with whom any member of the wider Hanson Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals, together with all authorisations, orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary or reasonably considered necessary or appropriate to carry on the material business of any member of the wider Hanson Group, remaining in full force and effect and there being no intimation of any intention to revoke, suspend, restrict or modify or not to renew the same at the time at which the Proposals become otherwise unconditional and all necessary statutory or regulatory obligations in connection with the Proposals in any relevant jurisdiction having been complied with;

(G)	save as Publicly Announced by Hanson prior to the date of the Announcement, or as disclosed in the Annual Report or as can be reasonably demonstrated to have been fairly disclosed to HeidelbergCement by Hanson prior to the date of the Announcement or included herein, there being no provisions of any arrangement, agreement, licence, permit or other instrument to which any member of the wider Hanson Group is a party or by or to which any such member or any of its assets are bound, entitled or subject and which, in consequence of the Proposals, the proposed acquisition of any shares or other securities in Hanson or because of a change in the control or management of Hanson or otherwise, would or might reasonably be expected to result in:

(i)	any monies borrowed by, or any other indebtedness (actual or contingent) of, any such member being or becoming repayable or being capable of being declared repayable prior to their stated maturity or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security (whenever arising or having arisen) being enforced or becoming enforceable;

(iii)	any such arrangement, agreement, licence, permit or other instrument of any such member being terminated or adversely modified or any action being taken or any obligation or liability arising thereunder;

(iv)	any assets or interest of any such member being or falling to be disposed of or any right arising under which any such asset could be required to be disposed of;

(v)	the rights, liabilities, obligations, interests or business of any such member in or with any person, firm or body or, in the case of a business any arrangements relating to such interest or business, being terminated or adversely modified or affected;

(vi)	any such member ceasing to be able to carry on business under any name under which it presently does so;

(vii)	the value of such member or its financial or trading position or profits being prejudiced or adversely affected; or

(viii)	the creation of any liability, actual or contingent, by any such member,

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and which in each such case would be material in the context of the Hanson Group taken as a whole, and no event having occurred which, under any provision of any agreement, arrangement, licence, permit, or other instrument to which any member of the wider Hanson Group is a party or by or to which any such member or any of its assets is bound, entitled or subject, is likely to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (G) and which in each such case would be material in the context of the Hanson Group taken as a whole;

(H)	save as Publicly Announced by Hanson prior to the date of the Announcement, or as can be reasonably demonstrated to have been fairly disclosed to HeidelbergCement by Hanson prior to the date of the Announcement or as disclosed in the Annual Report or included in the Announcement, no member of the wider Hanson Group having, since December 31, 2006:

(i)	issued or agreed to issue or authorised or proposed the issue or grant of additional shares or securities of any class, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities (save for any transactions between members of the wider Hanson Group, and any Hanson Shares allotted upon exercise of options granted or awards made, prior to the date of the Announcement under the Hanson Share Schemes);

(ii)	recommended, declared, paid, made or proposed to declare, pay or make any bonus, dividend or other distribution whether in cash or otherwise, other than transactions between members of the wider Hanson Group and which in any such case is material in the context of the Hanson Group taken as a whole;

(iii)	made, authorised, proposed or announced its intention to propose any merger or demerger or acquisition or disposal of assets or shares or any change in its share or loan capital (other than transactions between members of the wider Hanson Group) and which in any such case is material in the context of the Hanson Group taken as a whole;

(iv)	disposed of or transferred, mortgaged or encumbered any asset or any right, title or interest in any asset (other than transactions between wholly owned members of the Hanson Group) which, in any such case, is material in the context of the Hanson Group taken as a whole;

(v)	proposed or entered into any contract, any reconstruction or amalgamation, any transaction or arrangement otherwise than in the ordinary course of business (other than transactions between members of the wider Hanson Group) which, in any such case, is material in the context of the Hanson Group taken as a whole;

(vi)	entered into or varied, or made any offer (which remains open for acceptance) to enter into or vary, the terms of any service agreement or arrangement with any of the directors of Hanson;

(vii)	proposed or entered into any agreement which consents to the restriction of the scope of the business of any member of the wider Hanson Group and which in any such case is material in the context of the Hanson Group taken as a whole;

(viii)	waived, settled or compromised any claim to an extent which is material in the context of the Hanson Group taken as a whole;

(ix)	entered into or varied or authorised or proposed any contract, arrangement, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or is likely to be restrictive to the businesses of any member of the wider Hanson Group or which involves or could involve an obligation of such a nature or magnitude and which in any such case is material in the context of the Hanson Group taken as a whole;

(x)	purchased, redeemed, repaid or announced any proposal to purchase, redeem or repay any of its own shares (including Treasury Shares) or other securities or reduced or made or authorised any other change to any part of its share capital (other than transactions between members of the wider Hanson Group);

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(xi)	taken any corporate action or had any steps taken or legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues which in any such case is material in the context of the Hanson Group taken as a whole or any analogous proceedings in any jurisdiction or had any such person appointed;

(xii)	implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business (otherwise than between Hanson and members of the wider Hanson Group) and which in any such case is material in the context of the Hanson Group taken as a whole;

(xiii)	merged with any body corporate or acquired or disposed (in either case otherwise than in the ordinary course of trading) of any assets (including shares in subsidiaries, associates and trade investments) or made any change in its share or loan capital, or authorised or proposed or announced any intention to propose any merger, de-merger, acquisition, disposal or change as aforesaid (otherwise than between Hanson and members of the wider Hanson Group) and which in any such case is material in the context of the Hanson Group taken as a whole; or

(xiv)	entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition (otherwise than between Hanson and members of the wider Hanson Group) and which in any such case is material in the context of the Hanson Group taken as a whole;

(I)	save as Publicly Announced by Hanson prior to the date of the Announcement, or as can be reasonably demonstrated to have been fairly disclosed to HeidelbergCement by Hanson prior to the date of the Announcement, or as disclosed in the Annual Report or included in the Announcement, since December 31, 2006:

(i)	there having been no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits of Hanson or any other member of the wider Hanson Group which in any such case is material in the context of the Hanson Group taken as a whole;

(ii)	there having been no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider Hanson Group is or may become a party (whether as claimant or defendant or otherwise), no such proceedings having been instituted, announced or threatened by or against or remaining outstanding against any member of the wider Hanson Group and no investigation by a Third Party against or in respect of any member of the wider Hanson Group having been instituted, threatened or announced or remaining outstanding in respect of any member of the wider Hanson Group (including, other than as a result of the Proposals any anti-trust or merger control authority) which in any such case might be reasonably expected to adversely affect any member of the wider Hanson Group in any way which is material in the context of the Hanson Group taken as a whole;

(iii)	no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the wider Hanson Group which is necessary for the proper carrying on by the Hanson Group of a material part of the business of the wider Hanson Group; and

(iv)	no contingent or other liability having arisen which might reasonably be expected to materially and adversely affect the Hanson Group taken as a whole;

(J)	save as Publicly Announced by Hanson prior to the date of the Announcement, or as can be reasonably demonstrated to have been fairly disclosed to HeidelbergCement by Hanson prior to the date of the Announcement, or as disclosed in the Annual Report or included in the Announcement, Lehigh not having discovered:

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(i)	that the financial, business or other information concerning the wider Hanson Group, as contained in the information publicly disclosed at any time, either contains misrepresentation of a material fact or omits to state a fact necessary to make the information contained therein not misleading and which is material in the context of the wider Hanson Group taken as a whole;

(ii)	that any member of the wider Hanson Group is subject to any liability, contingent or otherwise, which is material in the context of the Hanson Group taken as a whole;

(iii)	that any past or present member of the wider Hanson Group has not complied with all applicable laws and regulations of any relevant jurisdiction relating to environmental matters which non-compliance would be likely to give rise to any liability (whether actual or contingent) which would be material in the context of the Hanson Group taken as a whole;

(iv)	that there has been an emission, disposal, discharge, deposit, spillage or leak of waste or hazardous or harmful substances on or about or from any property now or previously owned, occupied or made use of by any past or present member of the wider Hanson Group which would be likely to give rise to any liability (whether actual or contingent) or cost which is material in the context of the Hanson Group taken as a whole;

(v)	circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any defect in a product or a process of manufacture, or materials used therein, now or previously manufactured, sold or carried out by any past or present member of the wider Hanson Group, which claim or claims might adversely affect any member of the wider Hanson Group in any way which is material in the context of the Hanson Group taken as a whole; and

(vi)	that there is or is likely to be any liability (whether actual or contingent) or requirement to make good, repair, reinstate or clean-up any property now or previously owned, occupied or made use of by any past or present member of the wider Hanson Group which is material in the context of the Hanson Group taken as a whole.

3. For the purposes of the above conditions, “wider Hanson Group” means Hanson, its subsidiary undertakings, associated undertakings and any other undertaking in which Hanson and/or such undertakings (aggregating their interests) have a significant interest, “wider HeidelbergCement Group” means HeidelbergCement, its subsidiary undertakings, associated undertakings and any other undertaking in which HeidelbergCement and/or such undertakings (aggregating their interests) have a significant interest, and for these purposes “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meaning ascribed to them in the UK Companies Act 1985 (other than paragraph 20(1)(b) of Schedule 4A to the UK Companies Act 1985 which shall be specifically excluded for these purposes) and “significant interest” means an interest (direct or indirect) in 20 per cent. or more of the equity share capital (as defined in the Companies Act 1985). “Publicly Announced” means publicly announced by Hanson by either (i) the delivery of an announcement to a Regulatory Information Service; (ii) the publication of such information on the main website maintained by Hanson; or (iii) the publication of such information on the website maintained by the SEC for the purposes of distributing information, in each case with sufficient detail for a reader to appreciate the nature and scope of the matter involved.

4. Lehigh reserves the right to waive, in whole or in part, all or any of conditions 2(A)(ii) and (B) to (J) inclusive. Conditions 1(A) to (C) cannot be waived. Lehigh shall be under no obligation to waive or treat as satisfied any of such conditions by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other conditions of the Scheme or the Proposals may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any such conditions may not be capable of fulfilment.

5. The Scheme will lapse if, before the date of the Court Meeting, the Proposals are referred to the Competition Commission or the European Commission initiates proceedings under Article 6(1)(c) of the Merger Regulation in respect of the Proposals.

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6. The Loan Note Elected Shares will be acquired by Lehigh fully paid with full title guarantee and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after the date of this announcement.

7. If Lehigh is required to make an offer for Hanson Shares under the provisions of Rule 9 of the Code, Lehigh may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that rule.

8. Lehigh reserves the right to effect the Proposals by way of a takeover offer, in which case additional documents will be despatched to Hanson Shareholders. In such event, the Offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. of the Hanson Shares to which the Offer relates (but capable of waiver on a basis consistent with Rule 10 of the Code), so far as applicable, as those which would apply to the Scheme).

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PART VII

FINANCIAL INFORMATION ON THE HANSON GROUP

INTRODUCTION

The following section sets out the consolidated financial statements of Hanson PLC and its subsidiary undertakings for the year ended December 31, 2006, with comparative income statement information for the 12 month periods ended December 31, 2005 and 2004 and comparative balance sheet information as at December 31, 2005. The financial statements have been prepared under International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). The IFRS accounting policies are included within Note 1 of the Notes to the accounts. As IFRS differs in certain respects from US generally accepted accounting principles (US GAAP), a reconciliation from IFRS to US GAAP is included within Note 32 of the Notes to the accounts.

The financial information included has been properly extracted from the audited Annual Report and Form 20-F 2006 for Hanson PLC. Copies of these financial statements have been delivered to the Registrar of Companies in England and Wales. Ernst & Young LLP, 1 More London Place, London SE1 2AF has made a report under section 235 of the Companies Act 1985 in respect of the statutory accounts for that period. The report was unqualified and did not contain any statements under section 237(2) or (3) of the Act.

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Consolidated income statement for the 12 months ended December 31, 2006

		2006	2005	2004

	Notes	£m	£m	£m

Continuing operations:
Group turnover*	2a	4,132.7	3,715.7	3,383.0

Costs and overheads	3	(3,603.7)	(3,267.4)	(2,982.8)

Group operating profit before impairments*	2b	529.0	448.3	400.2

Share of joint-ventures’ and associates’ profit after tax	2c	33.7	40.5	23.2

Operating profit before impairments	2b	562.7	488.8	423.4

Operating impairments	2b and 6	(4.1)	(4.0)	(29.3)

Operating profit	2b	558.6	484.8	394.1

Finance costs	7	(236.5)	(224.7)	(198.0)

Finance income	7	158.7	169.2	151.2

Net finance costs		(77.8)	(55.5)	(46.8)

Profit before tax		480.8	429.3	347.3

Tax on continuing operations before impairments	8	(81.8)	(28.8)	(33.4)

Tax on impairments	8	2.1	(5.6)	6.3

Tax on continuing operations		(79.7)	(34.4)	(27.1)

Profit after tax – continuing operations		401.1	394.9	320.2

Discontinued operations:
Current year profit/(loss) after tax of discontinued operations	9a	—	2.8	(16.4)

Profit on disposals in the current year, after tax	9b	0.3	2.3	10.4

Profit/(loss) on disposals in prior years, after tax	9c	0.1	(12.4)	(50.0)

Profit/(loss) after tax – discontinued operations		0.4	(7.3)	(56.0)
Profit for the year		401.5	387.6	264.2

Profit for the year attributable to:
Equity holders of the Company		400.4	387.3	264.3

Minority interests		1.1	0.3	(0.1)

		401.5	387.6	264.2

Dividends
Paid in the year (£m)	10	147.5	136.2	127.3

Paid in the year (pence per ordinary share)	10	20.60p	18.65p	17.30p

Earnings per ordinary share (pence)
Basic	11	56.0p	53.2p	36.0p

Basic – continuing operations	11	55.9p	54.2p	43.6p

Diluted	11	55.3p	52.6p	35.6p

Diluted – continuing operations	11	55.2p	53.6p	43.2p

* The use of the word ‘Group’ reflects the fact that the results of joint-ventures and associates that are accounted for under the equity method are excluded

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Consolidated balance sheet at December 31, 2006

		2006	2005

	Notes	£m	£m

Assets
Non-current assets
Intangible assets	12	1,196.4	974.2

Property, plant and equipment	13	2,901.5	2,735.4

Investments	14	290.6	302.3

Receivables	17	174.8	182.2

Pension plan surpluses	28	18.3	26.9

Deferred tax assets	22	0.8	0.7

		4,582.4	4,221.7

Current assets
Inventories	15	450.0	382.4

Trade and other receivables	17	807.3	774.8

Tax receivables	22	10.6	6.3

Cash and cash equivalents	18	766.7	1,083.0

		2,034.6	2,246.5

Assets held for sale	16	3.0	8.5

Total assets		6,620.0	6,476.7

Liabilities
Non-current liabilities
Payables	19	(69.2)	(84.0)

Borrowings	20	(1,339.8)	(1,161.6)

Provisions	21	(384.8)	(448.0)

Pension and post-employment medical plan deficits	28	(109.2)	(151.0)

Tax payable	22	(96.4)	(101.4)

Deferred tax liabilities	22	(333.3)	(256.8)

		(2,332.7)	(2,202.8)

Current liabilities
Trade and other payables	19	(628.6)	(578.5)

Borrowings	20	(824.2)	(911.0)

Provisions	21	(94.9)	(104.3)

Tax payable	22	(10.8)	(7.8)

		(1,558.5)	(1,601.6)

Total liabilities		(3,891.2)	(3,804.4)

Net assets		2,728.8	2,672.3

Equity
Called-up share capital	23	73.7	73.7

Own shares	24	(138.4)	(73.3)

Cash flow hedge reserve	24	(0.5)	(3.0)

Cumulative translation reserve	24	(63.2)	44.7

Retained earnings	24	1,879.3	1,655.5

Other reserves	24	972.4	972.4

Attributable to equity holders of the Company		2,723.3	2,670.0

Minority interests	24	5.5	2.3

Total equity		2,728.8	2,672.3

Approved by the Board of Directors on February 22, 2007

Alan Murray Chief Executive

Pavi Binning Finance Director

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Consolidated cash flow statement for the 12 months ended December 31, 2006

		2006	2005	2004

	Notes	£m	£m	£m

Cash inflow from operating activities
Group operating profit before impairments – continuing operations		529.0	448.3	400.2

Group operating profit before impairments – discontinued operations	9a	—	1.0	4.0

		529.0	449.3	404.2

Amortisation of intangible assets	12	5.4	3.0	2.5

Depreciation and depletion	13	217.3	194.6	191.4

Provisions charged		20.8	9.5	6.9

Provisions utilisation		(63.1)	(43.8)	(26.1)

Movements in pensions and post-employment medical plan benefits		(30.6)	(20.0)	(16.3)

Profit on sale of property, plant and equipment and assets held for sale		(36.6)	(15.0)	(6.3)

Increase in inventories		(69.1)	(42.3)	(16.5)

Net change in receivables and payables		(18.4)	20.1	15.8

Dividends received from joint-ventures and associates		27.3	27.9	19.9

Other		2.8	8.9	3.5

Net cash inflow from operating activities before interest and tax		584.8	592.2	579.0

Interest received		44.8	57.3	66.0

Interest paid*		(120.5)	(124.2)	(119.2)

Taxation paid		(63.6)	(54.1)	(18.3)

		445.5	471.2	507.5

Cash flow from investing activities
Purchase of property, plant and equipment and other intangible assets		(288.6)	(191.8)	(198.6)

Sale of property, plant and equipment and assets held for sale		48.5	29.0	18.5

Receipt of government grants		3.0	—	—

Purchase of investments#		(3.3)	(1.4)	(16.2)

Disposal of investments†		8.1	36.3	18.4

Acquisition of operations	25	(558.0)	(342.9)	(88.4)

Disposal of operations		5.8	14.0	59.4

Cash and cash equivalents in operations acquired or disposed of		8.4	(1.2)	1.0

		(776.1)	(458.0)	(205.9)

Cash flow from financing activities
Dividends paid to shareholders	10	(147.5)	(136.2)	(127.3)

Dividends paid by subsidiaries to minority interests		(0.3)	—	—

Purchase of own shares held in treasury		(65.7)	(45.1)	(26.1)

Purchase of shares by ESOP trust	24	(14.2)	(6.0)	—

Decrease in borrowings (including finance lease payments of £0.7m (£0.7m, £1.0m))	20	(261.2)	(439.3)	(445.3)

Increase in borrowings	20	396.2	249.1	206.6

		(92.7)	(377.5)	(392.1)

Net cash outflow after financing		(423.3)	(364.3)	(90.5)

Exchange movements		(14.0)	37.4	(9.0)

Cash and cash equivalents at beginning of year	18	1,062.1	1,389.0	1,488.5

Cash and cash equivalents at end of year	18	624.8	1,062.1	1,389.0

* Interest paid includes £nil (£2.6m, £nil) in respect of premium paid on the redemption of borrowings and £0.1m (£0.2m, £0.5m) in respect of the interest element of finance lease rental payments
# Purchase of investments includes £2.9m (£1.4m, £16.9m) in respect of increases in loans to joint-ventures and associates
† †Disposal of investments includes £8.1m (£5.3m, £13.4m) in respect of decreases in loans to joint-ventures and associates

A reconciliation of net cash outflow after financing to net debt is included in note 20.

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Consolidated statement of recognised income and expense for the 12 months ended December 31, 2006

		2006	2005	2004

	Notes	£m	£m	£m

Net gains on cash flow hedges		3.4	4.0	–

Exchange movements		(107.9)	57.0	(12.2)

Transfer of cumulative foreign exchange on disposals to the income statement		–	(0.1)	0.3

Net actuarial losses in respect of pensions and other post-employment medical benefits	28	(18.6)	(8.0)	(25.7)

Tax on items taken directly to equity	8d	(1.7)	11.8	4.9

Net (expense)/income recognised directly in equity		(124.8)	64.7	(32.7)

Profit for the year		401.5	387.6	264.2

Recognised income and expense		276.7	452.3	231.5

Restatement for the effects of adopting IAS 39	24	–	(11.6)	–

Total recognised income and expense		276.7	440.7	231.5

Attributable to:
Equity holders of the Company		275.8	440.1	231.8

Minority interests		0.9	0.6	(0.3)

		276.7	440.7	231.5

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Notes to the accounts for the 12 months ended December 31, 2006

Below are some significant accounting policies together with any points from the notes to the accounts which are of major relevance to an appreciation of the figures, including those relating to inflation adjusted information:

appropriate pricing model. In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions).

For awards evaluated on non-market conditions or with no performance criteria, an expense is ultimately only recognised for awards which vest. Where an award is dependent upon a market condition, the cost of the award is recognised irrespective of whether the award vests unless the employee leaves during the vesting period. At each balance sheet date, the cumulative expense is calculated representing the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous balance sheet date is recognised in the income statement, with a corresponding entry in equity.

The cost of cash-settled transactions is measured at fair value using a binomial model. During the vesting period, a liability is recognised based on the portion of the vesting period expired at the balance sheet date. From the end of the vesting period until settlement, the liability represents the full fair value of the award as at the balance sheet date.

Intangible assets
Goodwill arising on acquisitions completed prior to January 1, 1998 was written off directly to reserves. From January 1, 1998 to December 31, 2003, all acquired goodwill was capitalised and amortised over a period not exceeding 20 years. On transition to IFRS, on January 1, 2004, the carrying value of goodwill relating to acquisitions was taken as its deemed cost at that date. Since that date under IFRS, goodwill is capitalised and is not amortised but is reviewed annually for impairment.

Intangible assets other than goodwill, which are capable of being recognised separately and measured reliably on acquisition of a business, are capitalised at fair value on acquisition. Expenditure on computer software which is deemed not to be integral to the computer hardware is capitalised at cost. The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with a finite life are amortised on a straight line basis over their useful lives. Intangible assets with an indefinite life are not amortised but reviewed annually for impairment.

Business combinations
The results of businesses acquired are dealt with in the consolidated accounts from the date of acquisition. Upon the acquisition of a business, the fair values that reflect their condition at the date of acquisition are attributed to the identifiable assets (including separately identifiable intangible assets) acquired and liabilities and contingent liabilities assumed. Adjustments are also made to bring the accounting policies of businesses acquired into alignment with those of the group. Where the consideration paid for a business exceeds the fair value of net assets acquired and liabilities and contingent liabilities assumed, the difference is treated as goodwill.

Property, plant and equipment (including mineral reserves)
Property, plant and equipment is shown at cost less depreciation, depletion and any impairments. The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Costs to develop new commercial aggregates deposits and for major development programmes at existing sites are capitalised and amortised over the life of the quarry. Repair and maintenance costs are charged to costs and overheads as incurred. Finance costs relating to the purchase of property, plant and equipment are not capitalised but are expensed as incurred. Exchanges of assets are measured at fair value of the asset given up unless the exchange transaction lacks commercial substance.

No depreciation is provided on freehold land except for mineral reserves which are depleted on the basis of tonnage extracted. Depreciation of other property, plant and equipment is calculated to write off their cost over their expected useful lives allowing for estimated residual value. The majority of property, plant and equipment is written off on a straight line basis over the following periods:
1	Accounting policies
Basis of preparation

From January 1, 2005, as required by the European Union’s IAS Regulation, the group has prepared its Annual Report and Form 20-F in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and in accordance with the provisions of the Companies Act 1985. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (IASB). However, the consolidated financial statements for the periods presented would be no different had the Company applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.

IFRS differs in certain respects from US generally accepted accounting principles, a reconciliation to which is included in note 32 of the Notes to the accounts. A summary of the group’s key accounting policies is set out below.

The financial statements have been prepared using the historical cost convention except where the measurements of balances at fair value is required as explained below.

Basis of consolidation
The accounting reference date of the Company is December 31. The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries together with the group’s share of the results of joint-ventures and associates using the equity method of accounting. Within the income statement, the group’s share of results of joint-ventures and associates is stated after interest and taxation.

Use of estimates
The preparation of financial statements requires management to make estimates and assumptions. These affect the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period.

Turnover
Turnover is recognised by the group when the risks and rewards associated with the transaction have been transferred to the purchaser, which is demonstrated when all the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered or services have been rendered, there is no future performance required and amounts are collectable under normal payment terms. Turnover represents the net amounts charged or chargeable in respect of services rendered and products delivered, excluding inter company sales, value added tax and other sales taxes. Turnover is recognised net of any discounts given to the customer.

Freight and distribution costs
Freight and distribution costs incurred are included in the income statement as part of costs and overheads. Freight and distribution costs that are re-charged to customers are included in the income statement as part of turnover.

Research, development and exploration expenditure
Expenditure on development and improvement of new and existing products that do not meet the recognition criteria of an asset are expensed as incurred. Research costs are expensed as incurred. Where costs associated with the exploration for and evaluation of mineral reserves do not meet the recognition criteria of an asset, the expenditure is expensed as incurred.

		Plant and equipment	2-30 years
Advertising costs Expenditure on advertising is expensed in full in the period in which it is incurred.		Land, buildings and natural resources	up to 50 years

Share-based payments
The cost of equity-settled transactions with employees, for awards granted after November 7, 2002, is measured at fair value on the date of grant and is recognised as an expense over the vesting period. Fair value is determined by an external valuer using an

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Notes to the accounts for the 12 months ended December 31, 2006

1	Accounting policies continued	financing of those activities. Derivative financial instruments are not held for trading purposes. Derivative financial instruments are used for managing financial risks as follows:
Assets held under leases
Assets held under finance leases are included within property, plant and equipment at the capitalised value of the future minimum lease payments and are depreciated over the shorter of their lease period and their useful life. The capital element of the future payments is treated as a liability and the interest element is charged to the income statement so as to reflect a constant annual rate of interest on the remaining balance of the outstanding obligation. Rentals paid on operating leases are charged to the income statement on a straight line basis over the shorter of the lease period and the useful life of the leased asset.

The group determines whether an arrangement contains a lease by assessing whether the fulfilment of a transaction is dependent on the use of a specific asset and whether the transaction conveys the right to use that asset to Hanson in return for payment. Where this occurs, the arrangement is deemed to include a lease and is accounted for as such.

Asset impairment
Intangible assets and property, plant and equipment are reviewed, at least annually, to ensure that assets are not carried above their recoverable amounts. Where some indication of impairment exists, detailed calculations are made of the discounted cash flows resulting from continued use of the assets (value in use) or from their disposal (fair value less costs to sell). Where these values are less than the carrying amount of the assets, an impairment loss is charged to the income statement.

Investments in joint-ventures and associates
The group’s investments in its joint-ventures and associates are accounted for under the equity method of accounting.

Under the equity method, the investment in the joint-venture or associate is carried in the balance sheet at cost plus post-acquisition changes in the group’s share of net assets of the joint-venture or associate. Goodwill relating to a joint-venture or associate is included in the carrying amount of the investment and is not amortised. After application of the equity method, the group determines whether it is necessary to recognise any additional impairment loss with respect to the group’s net investment in the joint-venture or associate. The income statement amount reflects the share of the results, after interest and tax, of operations of the joint-ventures and associates. Where there has been a change recognised directly in the equity of the joint-venture or associate, the group recognises its share of any change and discloses this in the reconciliation of changes in total equity, and where appropriate, in the consolidated statement of recognised income and expense

Inventories and receivables
Inventories are stated at the lower of cost and net realisable value, on a first in first out basis. Cost includes raw materials, direct labour and expenses, and an appropriate proportion of production and other overheads. Full provision is made against slow moving inventories based on historical experience and current market conditions. Receivables are stated after deducting a provision for doubtful debts.

Government grants
Grants received from governments for the acquisition of assets are recognised only when there is reasonable assurance that they will be received and any conditions attached to them have been fulfilled. The grant is held on the balance sheet within accrued income and released to the income statement over the periods necessary to match the related depreciation charges or other expenses of the asset as they are incurred.

Cash and cash equivalents
Cash and cash equivalents comprise cash in hand and current balances with banks and other similar institutions, which are readily convertible into known cash amounts and which are subject to insignificant risk of changes in value and have a maturity of three months or less at the date of inception. For the purposes of the cash flow statement, cash and cash equivalents consists of cash and cash equivalents as defined above, net of bank overdrafts.

Derivatives, financial instruments, interest bearing loans and borrowings
Derivative financial instruments are used to manage the financial risks arising from the business activities of the group and the

		—	Forward exchange contracts are used as balance sheet hedging instruments to hedge foreign currency net assets held overseas and to hedge highly probable future foreign currency cash flows.
		—	Interest rate swaps are used to hedge the group’s exposure to movements in interest rates.
		—	Commodity swaps are used to hedge against the group’s exposure to changes in energy prices.

Under IAS 39, derivative financial instruments are always measured at fair value, with hedge accounting employed in respect of those derivatives fulfilling the stringent requirements for hedge accounting as prescribed under the standard. In summary, these criteria relate to initial designation and documentation of the hedge relationship, prospective testing of the relationship to demonstrate the expectation that the hedge will be highly effective throughout its life, and subsequent retrospective testing of the hedge to verify effectiveness. The accounting treatment for the group’s hedge relationships are described by class below. Hedge effectiveness is reviewed regularly. If a hedge becomes ineffective, hedge accounting ceases to apply and subsequent changes in fair values of the derivative are recognised in the income statement.

Fair value hedges
The group uses interest rate swaps to hedge the group’s exposure to changes in the fair value of fixed rate debt as a result of interest rate movements. The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged. For effective hedges, changes in the fair values of both the hedge and the portion of the hedged item covered by the hedge are recognised in the income statement. If a hedge becomes ineffective, the hedged item ceases to be remeasured with subsequent changes in fair value. Instead, the portion of its carrying value relating to previous changes in fair value is amortised over its remaining life.

Cash flow hedges
The group uses interest rate swaps to hedge its exposure to floating rate debt, foreign exchange contracts as cash flow hedges to manage its exposure to currency fluctuations on its future cash flows and commodity swaps to manage its exposure to fluctuations in energy prices. For effective cash flow hedges changes in the fair value of the hedge are recognised in equity, they are recycled through the income statement in the same period during which the hedged item impacts the income statement. For hedges that become ineffective the amount previously recognised in equity is recycled to the income statement. Where the underlying hedged item is no longer expected to occur, this recycling is effected immediately. If the underlying hedged item is still expected to occur then the recycling from equity happens when the forecast transaction occurs.

Net investment hedges
Currency borrowings and forward exchange contracts are used as balance sheet hedging instruments to hedge foreign currency net assets held overseas. Forward exchange contracts are initially valued at the forward element of the contract and any subsequent movement in its valuation is recognised directly in the income statement. The spot element forms the net investment hedge relationship, and any movement in its valuation, so long as the relationship is effective, is recognised in equity. If the hedge becomes ineffective, movements in the valuation of the spot element are recognised directly in the income statement. On disposal of a foreign currency investment, the cumulative gains and losses are recycled from equity to the extent that they related to hedges of the investment being disposed.

Provisions
General
Provisions for non-current obligations are discounted using a pre-tax rate that reflects current market assessments. The unwinding of the discount on provisions is included within finance costs along with the effect on the provision of changes in the discount rate.

Asset retirement obligations
A provision is recognised for the present value of estimated asset retirement costs in the period in which the obligation arises. The estimated future cost is reassessed over the life of the underlying tangible asset. An asset representing the future cost of dismantling facilities, where the group has a legal or constructive obligation, is recorded and depreciated over its useful life. Changes in the timing or amount of the estimated cost of the obligation are added or

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Notes to the accounts for the 12 months ended December 31, 2006

1	Accounting policies continued	Foreign currencies
deducted to the cost of the related tangible asset. Other reclamation costs associated with the restoration of sites, following the extraction of aggregates and clay, are expensed as incurred.Provisions are classified as current when they are expected to be settled within 12 months of the balance sheet date.

Pensions and other post-employment benefits
The group’s current and past service cost for defined benefit schemes is charged to operating profit. Interest on the defined benefit schemes’ obligations and the expected return on the schemes’ assets are recognised in net finance costs. Actuarial gains and losses are recognised directly in equity through the statement of recognised income and expense so that the group’s balance sheet reflects the fair value of the schemes’ surpluses or deficits as at the balance sheet date.Contributions to defined contribution schemes are charged to operating profit as they become payable. Multi-employer schemes are accounted for as defined contribution schemes, where the group is unable to obtain adequate information regarding its share of the schemes’ assets and liabilities to account for these as defined benefit schemes.

Taxation
The tax charge represents the sum of the current tax charge and the movement in deferred tax recognised in the income statement. The current tax charge is based on taxable profit for the period, and prior period adjustments. Taxable profit differs from net profit as reported in the consolidated income statement because items of income or expense can be taxable or deductible in other years and it further excludes items that are not taxable or deductible.Except as noted below, deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the carrying value of assets and liabilities in the consolidated balance sheet and their tax bases. The amount of deferred tax reflects the expected recoverable or payable amount and is based on the expected manner of realisation or settlement of the asset or liability.

Deferred tax is not provided to the extent that the temporary differences arise from:

Cumulative average rates of exchange ruling during the year have been used to translate the income statements of overseas subsidiaries, joint-ventures and associates from their functional currency. Transactions which do not take place in an entity’s functional currency are converted at the spot rate.

Monetary assets and liabilities denominated in foreign currencies are retranslated from their functional currency at balance sheet exchange rates. The balance sheets of overseas subsidiaries, joint-ventures and associates are translated at rates ruling at the balance sheet date from their functional currency. Differences on translation arising from changes in the sterling value of overseas net assets, related foreign currency loans, foreign exchange contracts and currency swaps at the beginning of the financial accounting year, or at the date of any later capital currency conversions, together with the differences between income statements translated at average rates and at balance sheet rates, are shown as a movement on reserves and in the statement of recognised income and expense. Other exchange rate differences are dealt with in the income statement for the year.

Dividends
Dividends attributable to the equity holders of the Company declared during the year are recognised directly in equity. Interim dividends are recognised when paid.

New IFRS standards and interpretations adopted during 2006
In 2006, the following standards became effective and were adopted by the group:

		—	IFRS 6 Exploration for and Evaluation of Mineral Assets
		—	IFRS 6 Amendment relating to IFRS 6
		—	IAS 21 Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation
		—	IAS 39 Amendment to IAS 39 – Fair Value Option
		—	IAS 39 Amendment to IAS 39 – Cash Flow Hedge Accounting
		—	IAS 39 Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts
		—	IFRIC 4 Determining whether an Arrangement contains a Lease
—	the initial recognition of goodwill;	—	IFRIC 5 Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
—	the initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither accounting nor taxable profit or loss;	—	IFRIC 6 Liabilities arising from participating in a Specific Market – Waste Electrical and Electronic Equipment
—	temporary differences in respect of the unremitted earnings of subsidiaries, joint-ventures and associates where the parent is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.	The adoption of these standards has not had a significant impact on the results of the group in 2006.

New IFRS standards and interpretations not adopted

The IASB and IFRIC have issued additional standards and interpretations which are effective for periods starting after the date of these financial statements. The following standards and interpretations have yet to be adopted by the group, all of which are effective January 1, 2007 with the exception of IFRIC 12 Service Concession Agreements which is effective January 1, 2008 and IFRS 8 Operating Segments which is effective January 1, 2009:
A deferred tax asset is recognised for all deductible temporary differences, carry-forward of unused tax losses and unused tax credits to the extent it is probable that future taxable profit will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised.
Deferred tax asset and liabilities are offset when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.		—	IFRS 7 Financial Instruments: Disclosure
		—	IFRS 8 Operating Segments
		—	IAS 1 Amendment to IAS 1 – Presentation of Financial Statements: Capital Disclosures
		—	IFRIC 7 Applying IAS 29 Financial Reporting in Hyperinflationary Economies for the First Time
Deferred tax assets and liabilities are measured, on an undiscounted basis, at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. The carrying amount of deferred tax assets are reviewed at each balance sheet date.
		—	IFRIC 8 Scope of IFRS 2
		—	IFRIC 9 Reassessment of Embedded Derivatives
		—	IFRIC 10 Interim Financial Reporting and Impairment
		—	IFRIC 11 IFRS 2 – Group and Treasury Share Transactions
		—	IFRIC 12 Service Concession Agreements

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.		The group does not anticipate that the adoption of these standards and interpretations will have a material effect on its financial statements on initial adoption. Upon adoption of IFRS 7, the group will be required to disclose additional information about its financial instruments, their significance and the nature and extent of the risks to which they give rise, together with greater detail as to the fair value of its financial instruments and its risk exposure. There will be no effect on reported income or net assets. Apart from IFRS 7 and the IAS 1 Amendment, all the new standards and interpretations identified have yet to be adopted by the EU and the group assumes they will be adopted in their current form, in line with the published timetable.

Own Shares
Own equity instruments which are reacquired (treasury shares and ESOP shares) are deducted from equity at the acquisition cost including transaction costs. ESOP shares are used to satisfy the Company’s share based payment awards. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

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Notes to the accounts for the 12 months ended December 31, 2006

2	Segmental analysis

The group’s primary segments are the trading operations of North America, UK, Australia, Asia Pacific and Continental Europe. These operations are organised and managed separately according to the geographic location of their assets and economic environment. There are no significant transactions occurring between the primary segments.

There are two secondary business segments, Aggregates and Building Products. The major products for each secondary segment, which differ slightly between countries, are as follows:

Aggregates – crushed rock and sand and gravel, asphalt, cement and ready-mixed concrete.

Building products – bricks, concrete pipe and products, concrete flooring, precast concrete and roofing tiles.

Hanson’s business operations, as shown below, are managed using a combination of primary and secondary structures in eight distinct segments, including the corporate office and related costs that are described as Central.

The group’s primary segmental performance measure is ‘Operating profit before impairments’.

Segmental analysis for the 12 months ended December 31

a)	Group turnover

	2006	2005	2004

	£m	£m	£m

North America
Aggregates	1,131.3	980.6	897.3

Building Products	869.1	753.7	647.4

	2,000.4	1,734.3	1,544.7

UK
Aggregates	867.0	811.5	771.9

Building Products	382.8	368.2	300.7

	1,249.8	1,179.7	1,072.6

Australia and Asia Pacific
Australia	489.1	464.6	413.2

Asia Pacific	119.6	108.4	124.5

	608.7	573.0	537.7

Continental Europe	273.8	228.7	228.0

Continuing operations	4,132.7	3,715.7	3,383.0

Discontinued	—	24.0	81.3

	4,132.7	3,739.7	3,464.3

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Notes to the accounts for the 12 months ended December 31, 2006

2   Segmental Analysis contiued

b)	Operating profit

	2006	2006	2006	2006	2006

	Group operating profit before impairments	Share of joint-ventures’ and associates’ profit after tax	Operating profit before impairments	Operating impairments	Operating profit

	£m	£m	£m	£m	£m

North America
Aggregates	177.2	3.7	180.9	(4.1)	176.8

Building Products	141.5	0.3	141.8	—	141.8

	318.7	4.0	322.7	(4.1)	318.6

UK
Aggregates	113.6	9.6	123.2	—	123.2

Building Products	43.0	—	43.0	—	43.0

	156.6	9.6	166.2	—	166.2

Australia and Asia Pacific
Australia	62.1	15.5	77.6	—	77.6

Asia Pacific	6.3	4.6	10.9	—	10.9

	68.4	20.1	88.5	—	88.5

Continental Europe	21.8	—	21.8	—	21.8

Central	(36.5)	—	(36.5)	—	(36.5)

Continuing Operations	529.0	33.7	562.7	(4.1)	558.6

Discontinued	—	—	—	—	—

	529.0	33.7	562.7	(4.1)	558.6

	2005	2005	2005	2005	2005

	Group operating profit before impairments	Share of joint-ventures’ and associates’ profit after tax	Operating profit before impairments	Operating impairments	Operating profit

	£m	£m	£m	£m	£m

North America
Aggregates	138.1	0.3	138.4	(1.6)	136.8

Building Products	124.4	1.3	125.7	—	125.7

	262.5	1.6	264.1	(1.6)	262.5

UK
Aggregates	96.9	11.9	108.8	(0.6)	108.2

Building Products	37.8	—	37.8	—	37.8

	134.7	11.9	146.6	(0.6)	146.0

Australia and Asia Pacific
Australia	57.3	24.3	81.6	—	81.6

Asia Pacific	5.4	2.7	8.1	—	8.1

	62.7	27.0	89.7	—	89.7

Continental Europe	19.9	—	19.9	(1.8)	18.1

Central	(31.5)	—	(31.5)	—	(31.5)

Continuing Operations	448.3	40.5	488.8	(4.0)	484.8

Discontinued	1.0	2.6	3.6	—	3.6

	449.3	43.1	492.4	(4.0)	488.4

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Notes to the accounts for the 12 months ended December 31, 2006

2   Segmental Analysis contiued

	2004	2004	2004	2004	2004

	Group operating profit before impairments	Share of joint-ventures’ and associates’ profit after tax	Operating profit before impairments	Operating impairments	Operating profit

	£m	£m	£m	£m	£m

North America
Aggregates	126.7	0.9	127.6	—	127.6

Building Products	111.2	—	111.2	—	111.2

	237.9	0.9	238.8	—	238.8

UK
Aggregates	62.2	12.3	74.5	(20.7)	53.8

Building Products	36.8	—	36.8	—	36.8

	99.0	12.3	111.3	(20.7)	90.6

Australia and Asia Pacific
Australia	56.0	10.5	66.5	—	66.5

Asia Pacific	6.1	(0.5)	5.6	(4.9)	0.7

	62.1	10.0	72.1	(4.9)	67.2

Continental Europe	23.9	—	23.9	(3.7)	20.2

Central	(22.7)	—	(22.7)	—	(22.7)

Continuing Operations	400.2	23.2	423.4	(29.3)	394.1

Discontinued	4.0	3.2	7.2	(21.9)	(14.7)

	404.2	26.4	430.6	(51.2)	379.4

Total revenue of £4,176.6m (£3,799.8m, £3,504.3m) includes group turnover from continuing operations of £4,132.7m (£3,715.7m, £3,383.0m), group turnover from discontinued operations of £nil (£24.0m, £81.3m) and interest receivable and similar income of £43.9m (£60.1m, £40.0m).

c)	Joint-ventures and associates

	2006	2006	2005	2005	2004	2004

	Turnover	Operating profit	Turnover	Operating profit	Turnover	Operating profit

	£m	£m	£m	£m	£m	£m

North America
Aggregates	26.9	4.4	2.4	0.6	1.6	1.1

Building Products	1.2	0.3	4.6	1.3	0.9	—

	28.1	4.7	7.0	1.9	2.5	1.1

UK
Aggregates	107.8	14.2	111.6	16.9	106.6	17.5

Building Products	—	—	—	—	—	—

	107.8	14.2	111.6	16.9	106.6	17.5

Australia and Asia Pacific
Australia	191.9	22.9	179.8	24.1	166.5	17.6

Asia Pacific	33.8	5.7	16.0	3.3	16.6	(0.5)

	225.7	28.6	195.8	27.4	183.1	17.1

Continental Europe	—	—	1.3	—	2.0	—

Continuing Operations	361.6	47.5	315.7	46.2	294.2	35.7

Discontinued	—	—	29.2	2.6	51.8	3.2

	361.6	47.5	344.9	48.8	346.0	38.9

	2006	2005	2004

	£m	£m	£m

Continuing operating profit from joint-ventures and associates	47.5	46.2	35.7

Net finance costs	(4.6)	(3.5)	(3.2)

Tax	(9.2)	(2.2)	(9.3)

Continuing profit after tax from joint-ventures and associates	33.7	40.5	23.2

Included within the 2005 joint-ventures’ and associates’ tax charge of £2.2m is a benefit of £6.6m following a change in Australian tax laws.

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Notes to the accounts for the 12 months ended December 31, 2006

2	Segmental analysis continued

d)	Analysis of property profits, depletion, depreciation, amortisation and capital expenditure

	2006	2006	2006	2006	2006	2006

	Property profits	Depletion	Depreciation	Amortisation of other intangible assets	Additions to property, plant and equipment	Additions to other intangible assets

	£m	£m	£m	£m	£m	£m

North America
Aggregates	3.0	16.3	70.1	1.6	90.7	0.3

Building Products	0.2	—	31.5	0.9	84.9	2.6

	3.2	16.3	101.6	2.5	175.6	2.9

UK
Aggregates	9.6	6.9	34.9	0.7	40.3	1.8

Building Products	9.8	1.5	13.9	1.7	18.5	—

	19.4	8.4	48.8	2.4	58.8	1.8

Australia and Asia Pacific
Australia	10.1	4.6	24.4	—	41.5	—

Asia Pacific	—	0.5	3.2	—	2.2	—

	10.1	5.1	27.6	—	43.7	—

Continental Europe	—	2.3	7.1	0.1	13.3	—

Central	—	—	0.1	0.4	—	1.3

Continuing Operations	32.7	32.1	185.2	5.4	291.4	6.0

Discontinued	0.9	—	—	—	—	—

	33.6	32.1	185.2	5.4	291.4	6.0

	2005	2005	2005	2005	2005	2005

	Property profits	Depletion	Depreciation	Amortisation of other intangible assets	Additions to property, plant and equipment	Additions to other intangible assets

	£m	£m	£m	£m	£m	£m

North America
Aggregates	2.4	18.4	59.5	1.5	69.4	4.1

Building Products	0.5	—	26.3	0.2	40.7	—

	2.9	18.4	85.8	1.7	110.1	4.1

UK
Aggregates	8.0	7.2	30.0	—	23.1	3.4

Building Products	3.0	1.6	11.6	1.2	16.8	—

	11.0	8.8	41.6	1.2	39.9	3.4

Australia and Asia Pacific
Australia	1.0	4.6	23.4	—	31.6	—

Asia Pacific	—	0.4	3.4	—	1.0	—

	1.0	5.0	26.8	—	32.6	—

Continental Europe	—	1.3	6.5	0.1	13.3	0.1

Central	—	—	0.1	—	0.2	0.8

Continuing Operations	14.9	33.5	160.8	3.0	196.1	8.4

Discontinued	—	—	0.3	—	—	—

	14.9	33.5	161.1	3.0	196.1	8.4

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Notes to the accounts for the 12 months ended December 31, 2006

2	Segmental analysis continued

	2004	2004	2004	2004	2004	2004

	Property profits	Depletion	Depreciation	Amortisation of other intangible assets	Additions to property, plant and equipment	Additions to other intangible assets

	£m	£m	£m	£m	£m	£m

North America
Aggregates	14.3	19.5	57.0	2.1	74.6	1.9

Building Products	—	—	22.5	0.3	38.2	—

	14.3	19.5	79.5	2.4	112.8	1.9

UK
Aggregates	1.9	6.9	30.8	—	35.6	—

Building Products	3.2	1.6	8.1	—	16.1	—

	5.1	8.5	38.9	—	51.7	—

Australia and Asia Pacific
Australia	1.7	5.4	22.3	—	26.4	—

Asia Pacific	—	1.1	5.4	—	2.4	—

	1.7	6.5	27.7	—	28.8	—

Continental Europe	0.3	1.7	7.5	0.1	7.6	—

Central	—	—	—	—	0.2	—

Continuing Operations	21.4	36.2	153.6	2.5	201.1	1.9

Discontinued	—	0.1	1.5	—	1.9	—

	21.4	36.3	155.1	2.5	203.0	1.9

e)	Analysis of assets and liabilities

	2006	2006	2006	2006	2006	2006	2006	2006

	Goodwill	Joint-ventures and associates	Long-lived assets	Disposal groups held for sale	Other assets held for sale	Total assets	Total liabilities	Net assets

	£m	£m	£m	£m	£m	£m	£m	£m

North America
Aggregates	250.7	24.6	1,420.0	—	0.2	1,719.8	(241.5)	1,478.3

Building Products	277.5	0.2	628.6	—	—	910.1	(139.0)	771.1

	528.2	24.8	2,048.6	—	0.2	2,629.9	(380.5)	2,249.4

UK
Aggregates	250.4	85.3	1,022.9	—	0.7	1,263.7	(187.4)	1,076.3

Building Products	150.9	—	503.0	—	0.7	657.1	(92.3)	564.8

	401.3	85.3	1,525.9	—	1.4	1,920.8	(279.7)	1,641.1

Australia and Asia Pacific
Australia	137.7	131.0	581.1	—	1.4	689.5	(80.9)	608.6

Asia Pacific	33.7	49.1	94.7	—	—	130.3	(23.8)	106.5

	171.4	180.1	675.8	—	1.4	819.8	(104.7)	715.1

Continental Europe	42.1	0.3	135.9	—	—	254.6	(90.5)	164.1

	1,143.0	290.5	4,386.2	—	3.0	5,625.1	(855.4)	4,769.7

Central	—	—	2.3	—	—	994.9	(3,035.8)	(2,040.9)

Continuing Operations	1,143.0	290.5	4,388.5	—	3.0	6,620.0	(3,891.2)	2,728.8

Discontinued	—	—	—	—	—	—	—	—

	1,143.0	290.5	4,388.5	—	3.0	6,620.0	(3,891.2)	2,728.8

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Notes to the accounts for the 12 months ended December 31, 2006

2	Segmental analysis continued

	2005	2005	2005	2005	2005	2005	2005	2005

	Goodwill	Joint-ventures and associates	Long-lived assets	Disposal groups held for sale	Other assets held for sale	Total assets	Total liabilities	Net assets

	£m	£m	£m	£m	£m	£m	£m	£m

North America
Aggregates	229.5	24.6	1,368.2	—	—	1,659.6	(275.5)	1,384.1

Building Products	272.6	0.9	577.3	—	—	830.9	(130.5)	700.4

	502.1	25.5	1,945.5	—	—	2,490.5	(406.0)	2,084.5

UK
Aggregates	93.4	85.6	786.5	—	1.8	1,011.1	(187.2)	823.9

Building Products	134.1	—	470.8	3.5	0.6	590.8	(86.7)	504.1

	227.5	85.6	1,257.3	3.5	2.4	1,601.9	(273.9)	1,328.0

Australia and Asia Pacific
Australia	146.0	137.1	602.8	—	2.3	701.4	(82.1)	619.3

Asia Pacific	34.3	53.6	102.5	—	—	140.7	(22.4)	118.3

	180.3	190.7	705.3	—	2.3	842.1	(104.5)	737.6

Continental Europe	22.8	0.3	102.1	—	—	197.7	(71.7)	126.0

	932.7	302.1	4,010.2	3.5	4.7	5,132.2	(856.1)	4,276.1

Central	—	—	1.7	—	0.3	1,341.0	(2,948.3)	(1,607.3)

Continuing Operations	932.7	302.1	4,011.9	3.5	5.0	6,473.2	(3,804.4)	2,668.8

Discontinued	—	—	—	—	—	3.5	—	3.5

	932.7	302.1	4,011.9	3.5	5.0	6,476.7	(3,804.4)	2,672.3

Long-lived assets represent intangible assets, property, plant and equipment, and investments.

f)	Analysis of turnover, total assets and capital expenditure by secondary segments

	2006	2006	2006	2006

	Turnover	Total Assets	Additions to property, plant and equipment	Additions to other intangible assets

	£m	£m	£m	£m

Aggregates	2,834.1	4,021.3	186.7	2.1

Building Products	1,298.6	1,603.8	104.7	2.6

Central	—	994.9	—	1.3

Continuing Operations	4,132.7	6,620.0	291.4	6.0

	2005	2005	2005	2005

	Turnover	Total Assets	Additions to property, plant and equipment	Additions to other intangible assets

	£m	£m	£m	£m

Aggregates	2,545.2	3,670.2	135.4	7.6

Building Products	1,170.5	1,462.0	60.5	—

Central	—	1,341.0	0.2	0.8

Continuing Operations	3,715.7	6,473.2	196.1	8.4

	2004	2004	2004	2004

	Turnover	Total Assets	Additions to property, plant and equipment	Additions to other intangible assets

	£m	£m	£m	£m

Aggregates	2,403.4	3,414.4	145.5	1.9

Building Products	979.6	1,009.0	55.4	—

Central	—	1,695.5	0.2	—

Continuing Operations	3,383.0	6,118.9	201.1	1.9

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Notes to the accounts for the 12 months ended December 31, 2006

3	Group operating profit before impairments

		2006	2005	2004

Costs and overheads of continuing operations include:	Notes	£m	£m	£m

Cost of inventories recognised as an expense		1,090.5	1,035.4	898.6

Inventories written down		19.2	5.5	4.2

Reversal of inventory write downs		(8.9)	(6.2)	(6.1)

Receivables written down		6.6	6.7	14.6

Employment costs	4	814.6	692.3	645.5

Depreciation and depletion of owned assets		215.8	193.2	188.3

Depreciation of finance leased assets		1.5	1.1	1.5

Amortisation of other intangible assets	2d	5.4	3.0	2.5

Research and development costs		2.0	1.1	1.8

Advertising costs		4.1	4.9	3.8

Leasing costs
Minimum lease payments		27.0	30.0	24.5

Contingent lease payments		2.1	0.2	2.2

		29.1	30.2	26.7

Less: sublease rental income		(2.9)	(4.2)	(3.5)

		26.2	26.0	23.2

Represented by:
Operating lease rentals – land and buildings		16.9	17.1	15.1

Operating lease rentals – plant and equipment		9.3	8.9	8.1

		26.2	26.0	23.2

Remuneration of auditors
Group audit		0.8	0.8	0.8

Other services:
Audit of accounts of subsidiary undertakings of the Company pursuant to legislation		1.9	2.0	1.9

Other services supplied pursuant to legislation		1.3	1.6	2.1

Other services relating to taxation		0.3	0.2	0.9

All other services		0.1	0.5	0.5

		3.6	4.3	5.4

Total payments to auditors		4.4	5.1	6.2

In addition to the fees disclosed in audit related fees, Ernst & Young LLP has provided audit services for various pension plans sponsored by Hanson. The total fees paid to Ernst & Young LLP by either Hanson or the relevant pension trustees were £0.1m (£0.1m, £0.1m).

4	Directors and employees

	2006	2005	2004

Total employment costs	£m	£m	£m

Wages and salaries	699.5	598.7	557.9

Termination benefits	10.4	1.1	2.2

Employers’ social security costs	51.1	46.6	44.0

Pension costs	52.9	47.0	48.5

Post-employment medical benefits	0.7	1.1	1.1

	814.6	694.5	653.7

Attributable to:
Continuing operations	814.6	692.3	645.5

Discontinued operations	—	2.2	8.2

	814.6	694.5	653.7

The group’s key management personnel as defined by IAS 24 “Related Party Disclosures” are the Board of Directors. Included within wages and salaries above is £0.9m (£1.0m, £0.6m) in relation to the share-based payment expense for Directors. Details of the rest of the Directors’ emoluments and remuneration for each Director which form part of these accounts are given in the auditable part of the Remuneration report.

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Notes to the accounts for the 12 months ended December 31, 2006

4	Directors and employees continued

The table below analyses the distribution of the average number of employees by division and by geographic location to the nearest 100 employees excluding joint-ventures and associates.

	2006	2005	2004

Average number of persons employed during the year
North America
Aggregates	6,200	5,600	5,400

Building Products	7,300	6,800	6,300

	13,500	12,400	11,700

UK
Aggregates	3,200	3,200	3,700

Building Products	3,100	3,100	2,600

	6,300	6,300	6,300

Australia and Asia Pacific
Australia	2,900	2,800	2,600

Asia Pacific	1,300	1,400	1,700

	4,200	4,200	4,300

Continental Europe	1,200	1,200	1,300

Central	200	200	100

Discontinued	—	100	800

	25,400	24,400	24,500

By geographical location
North America	13,500	12,400	11,700

UK	6,500	6,500	6,400

Australia	2,900	2,800	2,600

Continental Europe	1,200	1,200	1,300

Asia	1,300	1,400	1,700

Discontinued	—	100	800

	25,400	24,400	24,500

The total number of employees at the year end was 25,900 (24,300, 23,800) excluding joint-ventures and associates.

5	Share-based payments

Included within wages and salaries in note 4 is an expense arising from share-based payment transactions of £11.7m (£7.6m, £4.9m) all of which relates to equity-settled share-based payments. Details of each of the employee share plans in place are given below and where applicable in the Remuneration report.

Long Term Incentive Plan

The group operates a Long Term Incentive Plan (LTIP) under which awards of shares are made, on a conditional basis, subject to performance measurements over a three year period. The vesting of 50% of each award is dependent on total shareholder return (TSR) achieved by Hanson, measured by reference to a comparator group of companies. As relative TSR is defined as a market condition, a Monte Carlo simulation model has been applied. Further details in relation to the TSR measurement are provided in the Remuneration report. The remaining 50% of each award is dependent on non-market conditions and has therefore been valued using a Black-Scholes model. For the 2006 award, 25% is dependent on cash flow growth performance and 25% is dependent on earnings per share growth performance, whereas previous awards are dependent on an economic value added measure as the non-market condition. Awards are equity settled and where the performance measurement targets are attained in part or in full, vested shares are distributed to LTIP participants as soon as practicable after the end of the performance period.

The expense recognised in the income statement in the year from the LTIP is £9.9m (£6.1m, £4.1m). Conditional awards were made over 2,387,057 ordinary shares on May 2, 2006 which will vest, subject to the performance measurement targets being attained, on May 2, 2009. The weighted average fair value of each share award granted is £5.01 (£3.45, £3.01). The fair value of total awards granted during the year is £12.0m (£10.8m, £10.9m).

The following table illustrates the number of, and movements in, share awards during the year under the LTIP:

	2006	2005	2004

	Number outstanding	Number outstanding	Number outstanding

	‘000	‘000	‘000

At January 1	11,036.2	11,489.8	11,604.2

Awarded	2,387.1	3,139.4	3,620.2

Forfeited	(570.0)	(518.5)	(892.4)

Expired	(2,155.6)	(2,306.9)	(1,729.2)

Vested	(2,682.8)	(767.6)	(1,113.0)

At December 31	8,014.9	11,036.2	11,489.8

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Notes to the accounts for the 12 months ended December 31, 2006

5	Share-based payments continued

Share Option Plan

The group also operates a discretionary Share Option Plan. No options were granted during 2006 and no further grants of options will be made under this plan, the last grant having been made in 2005. Under the plan participants were granted options over a number of shares subject to the achievement of performance targets over a three year performance period. 50% of the option grant is dependent on TSR performance measure and therefore valued using a Monte Carlo simulation model. The remaining 50% of the option grant is dependent on an economic value added measure which has been valued using a Black-Scholes model. Options which have vested will ordinarily remain exercisable at any time up to 10 years from the date of grant and are settled by the issuance of equity once exercised.

The expense recognised in the income statement in the year from the Share Option Plan is £0.6m (£0.6m, £0.4m).

The following table illustrates the number and weighted average exercise prices of, and movements in, shares under option during the year under the plan:

	2006	2006	2005	2005	2004	2004

	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price

	'000	pence	'000	pence	'000	pence

At January 1	2,927.1	397.0	3,207.5	392.2	3,052.0	391.5

Granted	—	—	647.6	514.3	784.7	439.6

Forfeited	(167.6)	474.8	(744.4)	460.5	(629.2)	447.9

Expired	(545.9)	292.7	(50.0)	473.3	—	—

Exercised	(798.1)	352.4	(133.6)	467.6	—	—

At December 31	1,415.5	453.2	2,927.1	397.0	3,207.5	392.2

Exercisable at December 31	225.3	336.3	345.5	467.3	282.8	473.3

Range of exercise prices for the Share Option Plan (pence per share):

	Options outstanding			Options exercisable

	Number outstanding	Weighted average remaining contract life	Weighted average exercise price	Number exercisable	Weighted average remaining contract life	Weighted average exercise price

	'000	years	pence	'000	years	pence

2006:
290.4p-461.8p	789.1	7.0	407.9	185.4	6.1	306.8

461.9p-514.3p	626.4	7.8	510.2	39.9	4.6	473.3

	1,415.5	7.3	453.2	225.3	5.8	336.3

2005:
290.4p-461.8p	1,934.0	7.5	345.2	180.7	—	461.8

461.9p-514.3p	993.1	8.0	497.9	164.8	5.8	473.3

	2,927.1	7.7	397.0	345.5	5.8	467.3

2004:
290.4p-461.8p	1,939.5	8.2	345.0	—	—	—

461.9p-514.3p	1,268.0	6.9	464.3	282.8	6.3	473.3

	3,207.5	7.7	392.2	282.8	6.3	473.3

Sharesave Scheme

The group also operates a UK HM Revenue & Customs approved savings related Sharesave Scheme available to all UK employees. Options are granted at a discount of up to 20% of the market price at the date of invitation to participate over three, five or seven year savings contracts and options are exercisable during the six month period following completion of the savings contract. Options are valued using a Black-Scholes model.

During 2006, options were granted over 837,502 shares which will ordinarily be exercisable at an exercise price of 611.0p per share during the period; June 1 to November 30, 2009 for the three year savings contract; June 1 to November 30, 2011 for the five year savings contract; and June 1 to November 30, 2013 for the seven year savings contract. The weighted average fair value of each share under option granted is £1.81 (£1.34, £1.43). The expense recognised in the income statement in the year from the Sharesave Scheme is £1.2m (£0.9m, £0.4m).

The following table illustrates the number and weighted average exercise prices of, and movements in, shares under option during the year in the Sharesave Scheme:

	2006	2006	2005	2005	2004	2004

	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price

	'000	pence	'000	pence	'000	pence

At January 1	3,853.7	354.7	4,461.2	332.5	3,716.3	330.1

Granted	837.5	611.0	1,454.3	395.0	1,857.7	328.0

Forfeited	(282.0)	405.2	(589.2)	334.9	(625.9)	361.8

Expired	(116.5)	363.9	(151.0)	424.7	(15.1)	234.0

Exercised	(226.0)	390.9	(1,321.6)	324.8	(471.8)	259.3

At December 31	4,066.7	401.7	3,853.7	354.7	4,461.2	332.5

Exercisable at December 31	13.0	428.0	40.1	319.3	253.7	427.6

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Notes to the accounts for the 12 months ended December 31, 2006

5 Share-based payments continued

Range of exercise prices for the Sharesave Scheme (pence per share):

	Options outstanding			Options exercisable

	Number outstanding	Weighted average remaining contract life	Weighted average exercise price	Number exercisable	Weighted average remaining contract life	Weighted average exercise price

	‘000	years	pence	‘000	years	pence

2006:
318.0p-328.0p	2,051.3	2.0	324.6	—	—	—

328.1p-611.0p	2,015.4	3.4	480.2	13.0	0.4	428.0

	4,066.7	2.7	401.7	13.0	0.4	428.0

2005:
318.0p-323.0p	840.0	2.6	318.6	40.1	0.4	319.3

323.1p-428.0p	3,013.7	3.4	364.8	—	—	—

	3,853.7	3.2	354.7	40.1	0.4	319.3

2004:
237.0p-323.0p	1,769.3	2.6	312.2	—	—	—

323.1p-428.0p	2,691.9	2.9	345.8	253.7	0.4	427.6

	4,461.2	2.8	332.5	253.7	0.4	427.6

The following tables show the assumptions used to fair value the equity settled options granted in the LTIP, Share Option Plan and Sharesave Scheme. There were no options granted under the Share Option Plan during 2006.

	2006	2006	2006	2006

	LTIP	Sharesave 3 year	Sharesave 5 year	Sharesave 7 year

Dividend yield (%)	3.3	3.3	3.3	3.3

Expected volatility (%)	20.0	19.6	23.0	25.5

Risk-free interest rate (%)	—	4.6	4.6	4.6

Expected life of option (years)	3.0	3.4	5.4	7.4

Share price at award/grant (pence)	740.0	737.0	737.0	737.0

Exercise price (pence)	—	611.0	611.0	611.0

	2005	2005	2005	2005	2005

	Share Option Plan	LTIP	Sharesave 3 year	Sharesave 5 year	Sharesave 7 year

Dividend yield (%)	4.3	4.3	4.3	4.3	4.3

Expected volatility (%)	30.7	24.9	24.0	26.9	29.1

Risk-free interest rate (%)	4.8	—	4.8	4.9	5.0

Expected life of option (years)	6.5	3.0	3.4	5.4	7.4

Share price at award/grant (pence)	518.0	518.0	498.0	498.0	498.0

Exercise price (pence)	514.0	—	395.0	395.0	395.0

	2004	2004	2004	2004	2004

	Share Option Plan	LTIP	Sharesave 3 year	Sharesave 5 year	Sharesave 7 year

Dividend yield (%)	3.5	3.5	3.5	3.5	3.5

Expected volatility (%)	33.9	31.4	29.6	32.0	33.0

Risk-free interest rate (%)	4.7	—	4.7	4.8	4.9

Expected life of option (years)	6.5	3.0	3.4	5.4	7.4

Share price at award/grant (pence)	447.0	447.0	432.0	432.0	432.0

Exercise price (pence)	440.0	—	328.0	328.0	328.0

The weighted average share price during the year is 697.4p (544.0p, 412.0p).

The expected volatility for Hanson has been calculated using historical data over a term commensurate with the expected life of each award/option. The expected volatility figures used in the valuations were calculated based on the following principles:

—	Historic weekly volatility over periods of increasing length ending on the date of each grant/award were determined.

—	The volatility figures above were used to calculate a weighted average volatility for the term commensurate with the expected term of the award/option being valued.

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Notes to the accounts for the 12 months ended December 31, 2006

5 Share-based payments continued

Other Schemes

Hanson also has an HM Revenue & Customs approved Executive Share Option Scheme. No further grants of options will be made under this scheme. Hanson also had Executive Share Option Schemes A and B which are now closed. The options granted under the Share Option Schemes A and B were deemed to be cash-settled and consequently grants that had not been settled by January 1, 2005 have been accounted for under IFRS 2. Options were granted with an exercise price equal to market value and remained exercisable at any time up to 10 years from the date of grant. No performance conditions applied to the right to exercise the options granted under either scheme. At December 31, 2006 there are no options outstanding under the Executive Share Option Schemes A and B and as a result the carrying amount of the liability relating to the cash-settled options at December 31, 2006 is £nil (£nil, £0.4m).

The following tables illustrate the number and weighted average exercise prices of, and movements in, shares under option for these schemes.

	2006	2006	2005	2005	2004	2004

	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price

	‘000	pence	‘000	pence	‘000	pence

Share Option Scheme:
At January 1	23.0	331.3	114.0	331.3	120.0	331.3

Exercised	(9.0)	331.3	(91.0)	331.3	(6.0)	331.3

At December 31	14.0	331.3	23.0	331.3	114.0	331.3

Exercisable at December 31	14.0	331.3	23.0	331.3	114.0	331.3

Executive Share Option Schemes A and B:
At January 1	—	—	321.8	356.4	1,678.1	419.7

Forfeited	—	—	—	—	(725.5)	465.7

Exercised	—	—	(321.8)	356.4	(630.8)	399.1

At December 31	—	—	—	—	321.8	356.4

Exercisable at December 31	—	—	—	—	321.8	356.4

6	Operating impairments

	2006	2006	2006	2005	2005	2005	2004	2004	2004

	Operating impairments charged	Operating impairments reversed	Net operating impairments	Operating impairments charged	Operating impairments reversed	Net operating impairments	Operating impairments charged	Operating impairments reversed	Net operating impairments

	£m	£m	£m	£m	£m	£m	£m	£m	£m

North America
Aggregates	(4.1)	—	(4.1)	(16.5)	14.9	(1.6)	—	—	—

Building Products	—	—	—	—	—	—	—	—	—

	(4.1)	—	(4.1)	(16.5)	14.9	(1.6)	—	—	—

UK
Aggregates	(0.2)	0.2	—	(5.3)	4.7	(0.6)	(21.2)	0.5	(20.7)

Building Products	—	—	—	—	—	—	—	—	—

	(0.2)	0.2	—	(5.3)	4.7	(0.6)	(21.2)	0.5	(20.7)

Australia and Asia Pacific
Australia	—	—	—	—	—	—	—	—	—

Asia Pacific	—	—	—	—	—	—	(4.9)	—	(4.9)

	—	—	—	—	—	—	(4.9)	—	(4.9)

Continental Europe	—	—	—	(1.8)	—	(1.8)	(3.7)	—	(3.7)

Total	(4.3)	0.2	(4.1)	(23.6)	19.6	(4.0)	(29.8)	0.5	(29.3)

Impairment (charged)/ reversed against:
Intangible assets – goodwill	—	—	—	(17.6)	—	(17.6)	(1.4)	—	(1.4)

Property, plant and equipment	(4.2)	0.2	(4.0)	(5.9)	19.2	13.3	(24.2)	—	(24.2)

Other assets	(0.1)	—	(0.1)	(0.1)	0.4	0.3	(4.2)	0.5	(3.7)

Operating impairments	(4.3)	0.2	(4.1)	(23.6)	19.6	(4.0)	(29.8)	0.5	(29.3)

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Notes to the accounts for the 12 months ended December 31, 2006

6 Operating impairments continued

Impairments during the year:

An impairment charge of £4.1m resulting from two individual operating site closures has been recognised in Aggregates North America. An impairment charge of £0.2m resulted from the closure of three individual operating sites within Aggregates UK. The impairments have arisen due to the closure, or intended closure, of the sites and are based on the recoverable amount of the assets. Impairment charges totalling £0.2m against individual operating sites within Aggregates UK have been reversed, as proceeds from the sale of the sites exceeded their carrying values, net of the provision. The main class of assets affected by each of the impairment charges and reversals is property, plant and equipment.

Impairments during 2005:

A net impairment charge of £4.0m was recognised in 2005.

An impairment charge of £16.5m was recognised against goodwill held in Aggregates North America Southwest region. The impairment, which reduced the goodwill’s carrying value to its value in use at discount rates provided below, resulted from a change in the economic circumstances of that operation.

An impairment provision of £14.9m recorded against property, plant and equipment in years prior to 2005, in Aggregates North America West region, was reversed in 2005. The original charge resulted from significant uncertainty over the assets’ ability to generate future profitability, due to the lack of an economic supply of raw materials. The supply was secured in 2005, removing this uncertainty and improving the projected cash flows generated by these assets.

An impairment charge of £5.3m was recognised in 2005 against goodwill and property, plant and equipment at various individual operating sites within Aggregates UK. These tangible assets are cash generating units for the purpose of measuring impairment, as they generate largely independent cash flows.

The impairments arose due to the closure, or intended closure of the sites, on commercial grounds and were based on the recoverable amount of the assets. Impairment charges totalling £4.7m against individual operating sites within Aggregates UK were reversed, as anticipated proceeds from the sale of the site and business exceeded their carrying values, net of the provision.

Property, plant and equipment of £1.2m located in Spain and goodwill amounting to £0.6m in the Czech Republic were impaired in 2005, as these assets were not expected to generate a value in use equal to their carrying value. Both of these cash generating units comprise a part of Continental Europe.

Impairments during 2004:

A net impairment charge of £29.3m was recognised in 2004.

An impairment charge of £21.2m was recognised in 2004 against property, plant and equipment and other assets at various individual operating sites within Aggregates UK. These tangible assets are cash generating units for the purpose of measuring impairment, as they generate largely independent cash flows.

The impairments have arisen due to the closure, or intended closure of the sites, on commercial grounds and are based on the recoverable amount of the assets. Impairment charges totalling £0.5m against individual operating sites within Aggregates UK have been reversed, as anticipated proceeds from the sale of the site and business exceeded their carrying values, net of the provision.

Assets in Asia Pacific and Continental Europe of £4.9m and £3.7m were impaired in 2004, as these assets were not expected to generate a value in use equal to their carrying value. The main classes of assets affected by the impairment charges were property plant and equipment and goodwill.

Assumptions used for impairment testing:

The recoverable amount for each cash generating unit is based on a value in use calculation using cash flow projections based on four year forecasts approved by the Board of Directors excluding the impact of anticipated acquisitions, business improvement capital expenditure and restructuring. Forecast replacement capital expenditure requirements are included within the first four years, after which capital expenditure is assumed to represent 100% of depreciation.

Subsequent cash flows beyond the initial four year forecast for all cash generating units are inflated by rates of 1.5% to 4.0% (0.7% to 4.9%, nil% to 4.0%) including the US 4.0% (4.0%, 4.0%), UK 3.0% (3.0%, 2.5%) and Australia 2.75% (2.5%, 2.5%). Cash flows have been discounted at rates between 7.0% and 9.5% (7.5% and 9.5%, 8.0% and 10.0%) including the US 7.8% (8%, 8.5%), UK 7.8% (8.5%, 8.5%) and Australia 9.0% (9.5%, 9.5%). Post-tax discount rates have been applied to post-tax cash flows. The use of these rates results in recoverable values that are identical to the ones that would be obtained by using pre-tax rates and pre-tax cash flows, as required by IAS 36 “Impairment of assets”.

The calculation of value in use is most sensitive to the following key assumptions:

—	Sales volumes

—	Average selling prices

—	Operating costs

The sales volume assumptions are influenced by several factors including, end use market and demand drivers, our competitive position, quality of product and service, distribution and product selling price. Historical sales volumes are used as the base. These are either increased or decreased over the forecast period using assumptions derived from past experience or consistent with external sources of information. Average selling price assumptions are influenced by several factors including end use market and demand drivers, our competitive position, site tenure, quality of product and service, distribution and product selling price. Historical average selling prices are used as the base. These are either increased or decreased over the forecast period using assumptions derived from past experience. Operating cost assumptions are influenced by several factors including availability of product and service, supply and demand, scarcity of availability, and age and quality of plant and equipment. Historical operating costs are used as the base. These are either increased or decreased over the forecast period using assumptions derived from past experience.

Given the excess of value in use over the carrying amount for each cash generating unit, and the absence of any reasonably possible change in the key assumptions applied, the additional disclosures in IAS 36 “Impairment of assets” regarding the sensitivity of the value in use calculations are not warranted.

Where business segments include closed sites or sites that are to be closed, the anticipated proceeds less costs to sell have been used. Goodwill is analysed by segment in note 2(e).

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Notes to the accounts for the 12 months ended December 31, 2006

7	Finance costs and finance income

	2006	2005	2004

	£m	£m	£m

Finance costs:
Interest payable on bank loans and overdrafts	(22.8)	(23.3)	(15.2)

Interest payable on other loans	(108.5)	(95.7)	(77.0)

Total interest payable	(131.3)	(119.0)	(92.2)

Finance cost on pension plan liabilities and other post-employment medical benefits	(103.2)	(103.2)	(99.2)

Unwinding of discount (net)	(2.0)	(2.5)	(6.6)

Total finance costs	(236.5)	(224.7)	(198.0)

Finance income:
Interest receivable and similar income	43.9	60.1	40.0

Expected return on pension plan assets	114.5	108.7	111.2

Change in fair value of derivatives and related items	0.3	0.4	—

Total finance income	158.7	169.2	151.2

Net finance costs	(77.8)	(55.5)	(46.8)

Representing:
Net interest payable	(87.4)	(58.9)	(52.2)

Net pension credit and other post-employment medical benefits	11.3	5.5	12.0

Change in fair value of derivatives and related items	0.3	0.4	—

Unwinding of discount (net)	(2.0)	(2.5)	(6.6)

Net finance costs	(77.8)	(55.5)	(46.8)

Net finance costs of £77.8m (£55.5m, £46.8m) above exclude joint-ventures’ and associates’ net finance costs of £4.6m (£3.5m, £3.2m) as shown in note 2(c).

Total interest payable includes £0.1m (£0.2m, £0.5m) relating to finance leases.

8	Tax

a)	Analysis of total tax charge in consolidated income statement

The income tax (charge)/credit for the year is shown as follows in the financial statements.

	2006	2006	2006	2005	2005	2005	2004	2004	2004

	Before tax	Tax	After tax	Before tax	Tax	After tax	Before tax	Tax	After tax

	£m	£m	£m	£m	£m	£m	£m	£m	£m

Continuing operations:
Group operating profit before impairments	529.0			448.3			400.2

Net finance costs	(77.8)			(55.5)			(46.8)

Group operating profit before impairments, after net finance costs[1]	451.2	(81.8)	369.4	392.8	(28.8)	364.0	353.4	(33.4)	320.0

Share of joint-ventures’ and associates’ profit after finance costs	42.9	(9.2)	33.7	42.7	(2.2)	40.5	32.5	(9.3)	23.2

Profit from continuing operations before impairments	494.1	(91.0)	403.1	435.5	(31.0)	404.5	385.9	(42.7)	343.2

Operating impairments	(4.1)	2.1	(2.0)	(4.0)	(5.6)	(9.6)	(29.3)	6.3	(23.0)

Profit from continuing operations	490.0	(88.9)	401.1	431.5	(36.6)	394.9	356.6	(36.4)	320.2

Discontinued operations:
Profit/(loss) from discontinued operations	—	—	—	3.6	(0.8)	2.8	(14.7)	(1.7)	(16.4)

Profit from current year disposals	0.3	—	0.3	5.4	(3.1)	2.3	11.5	(1.1)	10.4

Profit/(loss) from prior year disposals	(0.5)	0.6	0.1	(25.8)	13.4	(12.4)	(89.1)	39.1	(50.0)

Profit for the year	489.8	(88.3)	401.5	414.7	(27.1)	387.6	264.3	(0.1)	264.2

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Notes to the accounts for the 12 months ended December 31, 2006

8	Tax continued

	2006	2005	2004

	£m	£m	£m

Tax (charge)/credit for the year analysed as:
UK tax	(9.2)	47.7	7.2

Overseas tax	(79.1)	(74.8)	(7.3)

	(88.3)	(27.1)	(0.1)

1	Included in the 2005 tax charge was a credit of £29.6m relating to net provision releases. Included in the 2004 tax charge was a one-off deferred tax benefit of £21.7m.

In addition to the income tax charged to the consolidated income statement, a tax charge of £1.7m (credits of £11.8m, £4.9m) has been charged directly to equity – see note 8(d).

b)	Analysis of tax charge on continuing operations before impairments

	2006	2005	2004

	£m	£m	£m

Current income tax
UK companies	0.5	34.8	5.3

Overseas companies	(76.7)	(59.4)	(38.8)

	(76.2)	(24.6)	(33.5)

Deferred income tax
UK companies	(5.1)	17.8	(3.3)

Overseas companies	(0.5)	(22.0)	3.4

	(5.6)	(4.2)	0.1

Tax on continuing operations before impairments	(81.8)	(28.8)	(33.4)

The components of income tax are as follows:

	2006	2005	2004

	£m	£m	£m

Current income tax
UK corporation tax (charge)/credit at 30.0%:

— Current year	(0.3)	—	(106.1)

— Double tax relief†	—	—	106.1

— Effect of current year events on prior period tax balances	(3.6)	29.6	—

— Receipt for consortium relief	4.4	5.2	5.3

	0.5	34.8	5.3

Overseas current tax (charge)/credit:
— Current year	(69.8)	(58.4)	(37.2)

— Effect of current year events on prior period tax balances	(3.1)	1.3	—

— Share of partnership tax	(3.8)	(2.3)	(1.6)

	(76.7)	(59.4)	(38.8)

Total current tax	(76.2)	(24.6)	(33.5)

Deferred income tax
UK deferred tax (charge)/credit:
— Origination and reversal of temporary differences	(13.8)	5.1	(3.3)

— Effect of current year events on prior period tax balances	8.7	12.7	—

	(5.1)	17.8	(3.3)

Overseas deferred tax (charge)/credit:
— Origination and reversal of temporary differences	(1.7)	(21.5)	(9.3)

— Effect of current year events on prior period tax balances	1.2	(0.5)	12.7

	(0.5)	(22.0)	3.4

Total deferred tax (charge)/credit	(5.6)	(4.2)	0.1

Tax on continuing operations before impairments	(81.8)	(28.8)	(33.4)

†	Double tax relief relates to dividends paid to the UK by overseas subsidiaries

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Notes to the accounts for the 12 months ended December 31, 2006

8	Tax continued

c)	Factors affecting tax charge for the period

The table below explains the differences between the expected tax charge on continuing operations before impairments, at the UK statutory tax rate of 30%, and the group’s actual tax charge on continuing operations before impairments.

	2006	2005	2004

	£m	£m	£m

Profit before tax on continuing operations before impairments	484.9	433.3	376.6

Tax at the UK statutory rate of 30%	(145.5)	(130.0)	(113.0)

Permanent differences	8.4	0.7	20.8

Effect of different statutory tax rates of overseas jurisdictions	21.7	29.2	16.1

Tax effect arising from joint-ventures’ and associates’ profit being reported on an after tax basis	10.1	12.2	7.0

Current year losses not recognised	—	(40.1)	(41.8)

Utilisation of tax losses brought forward not previously recognised	20.3	56.2	48.0

Effect of current year events on prior period tax balances	3.2	43.1	12.7

Other differences	—	(0.1)	16.8

Tax charge on continuing operations before impairments	(81.8)	(28.8)	(33.4)

Provisions for taxes in respect of current and prior period balances are based on information at the balance sheet date. These balances will change as new accounting estimates are developed during the period as a result of new events and additional information.

The tax charge will be unaffected by the payment of dividends by the Company to its shareholders.

The tables below explain the differences between the expected tax charges on impairments and discontinued operations, at the UK statutory tax rate of 30%, and the group’s actual tax charges on impairments and discontinued operations.

	2006	2005	2004

	£m	£m	£m

Loss before tax on impairments	(4.1)	(4.0)	(29.3)

Tax at the UK statutory rate of 30%	1.2	1.2	8.8

Permanent differences	0.6	(5.2)	(3.3)

Effect of different statutory tax rates of overseas jurisdictions	0.3	(1.6)	0.8

Other differences	—	—	—

Tax credit/(charge) on impairments	2.1	(5.6)	6.3

	2006	2005	2004

	£m	£m	£m

Loss before tax on discontinued operations	(0.2)	(16.8)	(92.3)

Tax at the UK statutory rate of 30%	0.1	5.0	27.7

Permanent differences	0.1	3.2	(1.6)

Effect of different statutory tax rates of overseas jurisdictions	0.1	1.3	7.8

Other differences	0.3	—	2.4

Tax credit on discontinued operations	0.6	9.5	36.3

d)	Analysis of tax (charged)/credited to equity

	2006	2005	2004

	£m	£m	£m

Current tax
Tax on share-based payments	2.2	—	—

	2.2	—	—
Deferred tax
Tax on net actuarial gains/losses	(6.4)	5.7	4.9

Tax on share-based payments	3.6	3.9	—

Tax on the net movement on revaluation of cash flow hedges	(1.1)	2.2	—

	(3.9)	11.8	4.9

Tax (charged)/credited to equity	(1.7)	11.8	4.9

e)	Factors that may affect future tax charges

Factors that may affect the group’s future tax charges include changes in tax legislation and tax rates, changes in profit mix, the resolution of open issues as well as corporate acquisitions and disposals.

9	Discontinued operations

During 2006, the operations of Seagoe, a drainage business based in Northern Ireland, were sold for £3.8m (net of disposal costs) on January 31. At December 31, 2005, this operation was classified as held for sale.

During 2005, Aggregates North America sold its 50% interest in the joint-venture Campbell Concrete and Materials, a ready-mixed concrete and aggregates business operating in Houston, Texas, on June 17 for £31.0m; and Continental Europe disposed of 19 ready-mixed concrete sites on May 13 for £14.0m, following restructuring of its Spanish operations.

Notes to the accounts for the 12 months ended December 31, 2006

9	Discontinued operations continued

During 2004, Building Products UK sold its drainage business on May 14; Aggregates UK sold the Portland Stone operations on December 22 and the Pinden operations on December 24; and Asia Pacific sold its Thailand operations on July 19.

Note 9(a) below analyses the profit after tax of £nil earned during the year by the operations discontinued in 2006. The profit of £2.8m in 2005 represents the net profit after tax incurred during 2005 by operations discontinued in 2006 and 2005. The loss of £16.4m in 2004 represents the net loss after tax incurred during 2004 by the operations discontinued in 2006, 2005 and 2004.

Note 9(b) below analyses the profit after tax of £0.3m resulting from the disposal of operations discontinued in 2005, but disposed of in 2006. The profit of £2.3m in 2005 and £10.4m in 2004 represents the profit on disposal after tax of discontinued operations disposed of during 2005 and 2004 respectively.

Note 9(c) below analyses the profit after tax of £0.1m that resulted from adjustments in the current year to the profit or loss on disposals (and other income and expenses) of operations that were discontinued in prior years. The loss after tax of £12.4m in 2005 and £50.0m in 2004 represents adjustments made in those years to the profit or loss on disposals (and other income and expenses) of operations that were discontinued prior to 2006.

Note 9(d) provides an analysis of the net cash inflow after financing of £nil generated from operations discontinued in 2006. The net cash inflow of £1.4m in 2005 represents the cash flows generated during 2005 by operations discontinued in 2006 and 2005. The net cash inflow of £5.3m in 2004 represents the cash flows generated during 2004 by operations discontinued in 2006, 2005 and 2004.

Note 9(e) provides an analysis of the net assets of discontinued operations that were disposed of or classified as held for sale in previous years. The comparatives provide the equivalent information for operations disposed of or held for sale in 2005 and 2004 respectively.

	2006	2005	2004

a) Current year profit/(loss) after taxation of discontinued operations	£m	£m	£m

Group turnover	—	24.0	81.3

Costs and overheads	—	(23.0)	(77.3)

Group operating profit before impairments	—	1.0	4.0

Share of joint-ventures’ and associates’ profit after tax	—	2.6	3.2

Operating profit before impairments	—	3.6	7.2

Operating impairments	—	—	(21.9)

Operating profit/(loss)	—	3.6	(14.7)

Finance costs	—	—	—

Profit/(loss) before tax	—	3.6	(14.7)

Tax	—	(0.8)	(1.7)

Profit/(loss) after tax	—	2.8	(16.4)

By primary segment
North America	—	1.5	(19.9)

UK	—	0.9	0.8

Australia and Asia Pacific	—	—	1.6

Continental Europe	—	0.4	1.1

Profit/(loss) after tax	—	2.8	(16.4)

	2006	2005	2004

b) Profit on disposals in the current year, after tax	£m	£m	£m

Loss on disposal of North America operations	—	(0.4)	—

Profit on disposal of UK operations	0.3	—	2.6

Profit on disposal of Australian operations	—	—	1.0

Profit on disposal of Asia Pacific operations	—	—	7.9

Profit on disposal of Continental Europe operations	—	5.8	—

Net profit on disposals before tax	0.3	5.4	11.5

Tax	—	(3.1)	(1.1)

Net profit on disposals after tax	0.3	2.3	10.4

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Notes to the accounts for the 12 months ended December 31, 2006

9	Discontinued operations continued

c)	Profit/(loss) on disposals in prior years, after tax

	2006	2005	2004
	£m	£m	£m

Asbestos:
Unwinding of discount on provision, net of insurance	(7.1)	(0.6)	41.9

Additional provision, discounted and net of insurance	(14.0)	(21.8)	(121.6)

Additional insurance secured during the year, discounted	23.0	—	—

Net asbestos credit/(charge), before tax	1.9	(22.4)	(79.7)

Tax	(0.8)	8.7	31.1

Net asbestos credit/(charge), after tax	1.1	(13.7)	(48.6)

Ancillary litigation and bodily injury claims, before tax	(3.2)	(13.0)	(4.8)

Tax	1.2	5.1	1.9

Ancillary litigation and bodily injury claims, after tax	(2.0)	(7.9)	(2.9)

Other credits/(charges) relating to disposals in prior years, before tax	0.8	9.6	(4.6)

Tax	0.2	(0.4)	6.1

Net other credits relating to disposals in prior years, after tax	1.0	9.2	1.5

Net profit/(loss) on disposals in prior years, after tax	0.1	(12.4)	(50.0)

Further information relating to asbestos is set out in note 21. Cash costs of ancillary litigation and bodily injury claims against discontinued entities now exceed the provision established at the time of the demerger and charges of a similar nature are expected in the future.

d)	Cash flows of discontinued operations

	2006	2005	2004

	£m	£m	£m

Operating activities	—	1.4	6.0

Investing activities	—	—	(0.7)

	—	1.4	5.3

e)	Assets and liabilities of discontinued operations

	2006	2006	2005	2005	2004	2004

	Disposal groups held for sale	Operations disposed of	Disposal groups held for sale	Operations disposed of	Disposal groups held for sale	Operations disposed of

	£m	£m	£m	£m	£m	£m

Goodwill	—	—	0.4	3.5	—	6.5

Property, plant and equipment	—	—	2.2	2.0	—	17.4

Joint-ventures and associates	—	—	—	29.7	—	—

Inventories	—	—	0.9	—	—	7.9

Disposal groups held for sale	—	3.5	—	—	—	—

Receivables	—	—	—	—	—	9.6

Cash and cash equivalents	—	—	—	—	—	1.7

Payables	—	—	—	—	—	(5.0)

Provisions	—	—	—	—	—	(0.3)

	—	3.5	3.5	35.2	—	37.8

Profit on disposals before tax (including £nil (£0.1m, £(0.3)m) in respect of transferring the cumulative foreign exchange on disposal)		0.3		5.4		4.3

Cash consideration (net of disposal costs)		3.8		40.6		42.1

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Notes to the accounts for the 12 months ended December 31, 2006

10	Dividends

Equity dividends on ordinary shares paid during the year:

	2006	2005	2004

	£m	£m	£m

Final dividend for 2005: 14.15p (12.80p, 11.95p)	101.6	93.5	87.8

Interim dividend for 2006: 6.45p (5.85p, 5.35p)	45.9	42.7	39.5

Dividends paid during the year	147.5	136.2	127.3

Recommended final dividend for 2006: 15.35p (14.15p, 12.80p)	109.3	102.2	93.5

The final dividend of 15.35p recommended by the Board is payable on May 4, 2007, subject to shareholder approval, to those ordinary shareholders on the register at the close of business on April 10, 2007. The Investor information section of the Annual Report contains details of Hanson’s dividend policy and reinvestment programme.

11	Earnings per ordinary share

The basic earnings per ordinary share of 56.0p (53.2p, 36.0p) is calculated by taking the profit attributable to equity holders of the Company of £400.4m (£387.3m, £264.3m) and dividing by the weighted average of ordinary shares in issue during the year, after deducting shares held in employee trusts or as treasury shares, of 715,285,833 (728,300,283; 734,257,732). The basic earnings per ordinary share of continuing operations of 55.9p (54.2p, 43.6p) is calculated on earnings of £400.0m (£394.6m, £320.3m) and using the same number of shares referred to above. Earnings per ordinary share is also calculated below, before impairments, as the Directors consider this as a useful indication of underlying performance.

The diluted earnings per ordinary share of 55.3p (52.6p, 35.6p) is calculated by taking the profit attributable to equity holders of the Company as set out above and dividing by the basic number of shares adjusted for the notional vesting/exercise of outstanding long-term incentive awards and options, where these would be deemed to have a dilutive impact. The diluted number of shares at December 31, 2006 is 723,578,366 (735,664,121; 741,105,680). At December 31, 2006 there are 787,281 (nil, nil) shares under option which are deemed to be anti-dilutive.

The reconciliation from basic earnings per ordinary share to diluted earnings per ordinary share is given as follows:

	2006	2005	2004

	Number of shares	Number of shares	Number of shares

Weighted average ordinary shares in issue	736,968,849	736,968,849	736,968,849

Less: Weighted average own shares held	(21,683,016)	(8,668,566)	(2,711,117)

Basic number of shares	715,285,833	728,300,283	734,257,732

Share Option Plan	296,459	502,975	223,211

Sharesave Scheme	1,130,268	622,471	879,847

Long Term Incentive Plan	6,865,806	6,238,392	5,744,890

Diluted number of shares	723,578,366	735,664,121	741,105,680

	2006	2006	2006	2005	2005	2005	2004	2004	2004

	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m

Profit attributable to equity holders of the Company
Profit	400.0	0.4	400.4	394.6	(7.3)	387.3	320.3	(56.0)	264.3

Adjustment for impairments, after tax	2.0	—	2.0	9.6	—	9.6	23.0	21.9	44.9

Profit before impairments	402.0	0.4	402.4	404.2	(7.3)	396.9	343.3	(34.1)	309.2

Earnings per share (in pence)
Basic	55.9p	0.1p	56.0p	54.2p	(1.0)p	53.2p	43.6p	(7.6)p	36.0p

Adjustment for impairments, after tax	0.3p	—	0.3p	1.3p	—	1.3p	3.1p	3.0p	6.1p

Basic before impairments	56.2p	0.1p	56.3p	55.5p	(1.0)p	54.5p	46.7p	(4.6)p	42.1p

Diluted	55.2p	0.1p	55.3p	53.6p	(1.0)p	52.6p	43.2p	(7.6)p	35.6p

Adjustment for impairments, after tax	0.3p	—	0.3p	1.3p	—	1.3p	3.1p	3.0p	6.1p

Diluted before impairments	55.5p	0.1p	55.6p	54.9p	(1.0)p	53.9p	46.3p	(4.6)p	41.7p

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Notes to the accounts for the 12 months ended December 31, 2006

12	Intangible assets

		2006	2006	2006	2005	2005	2005

		Goodwill	Other intangible assets	Total	Goodwill	Other intangible assets	Total

	Notes	£m	£m	£m	£m	£m	£m

Cost
At January 1		952.7	48.1	1,000.8	713.1	16.1	729.2

Acquisitions	25	286.7	13.1	299.8	190.1	25.6	215.7

Additions		—	6.0	6.0	—	8.4	8.4

Disposals		—	(1.0)	(1.0)	(7.5)	—	(7.5)

Reclassifications to other asset categories		—	—	—	(2.2)	(3.8)	(6.0)

Reclassifications to assets held for sale		—	—	—	(0.4)	—	(0.4)

Exchange adjustments		(78.6)	(2.4)	(81.0)	59.6	1.8	61.4

At December 31		1,160.8	63.8	1,224.6	952.7	48.1	1,000.8

Amortisation and impairment
At January 1		20.0	6.6	26.6	1.4	3.2	4.6

Amortisation charge for the year	3	—	5.4	5.4	—	3.0	3.0

Provision for impairment		—	—	—	17.6	—	17.6

Disposals		—	(1.0)	(1.0)	—	—	—

Exchange adjustments		(2.2)	(0.6)	(2.8)	1.0	0.4	1.4

At December 31		17.8	10.4	28.2	20.0	6.6	26.6

Net book value at January 1		932.7	41.5	974.2	711.7	12.9	724.6

Net book value at December 31		1,143.0	53.4	1,196.4	932.7	41.5	974.2

Other intangible assets with a finite useful life are amortised on a straight line basis over a period of 1-28 years, and those that were acquired during the year have a weighted average amortisation period of 21 years (11 years).

Other intangible assets with an indefinite useful life include brand names with a carrying value of £10.7m (£10.7m) within Building Products UK. Market research, using qualitative and quantitative methods, provides evidence that the brands will generate net cash inflows for the group for an indefinite period.

13	Property, plant and equipment

		2006	2006	2006	2005	2005	2005

		Land, buildings and natural resources	Plant and equipment	Total	Land, buildings and natural resources	Plant and equipment	Total

	Notes	£m	£m	£m	£m	£m	£m

Cost
At January 1		2,061.2	2,260.9	4,322.1	1,837.6	1,967.0	3,804.6

Acquisitions	25	141.5	171.9	313.4	66.2	67.6	133.8

Additions at cost		29.9	261.5	291.4	14.1	182.0	196.1

Disposals		(10.8)	(43.1)	(53.9)	(11.6)	(43.9)	(55.5)

Reclassifications (to)/from assets held for sale		(4.0)	—	(4.0)	3.7	(3.1)	0.6

Reclassifications from/(to) other asset categories		0.2	3.3	3.5	6.7	(13.3)	(6.6)

Reallocations		29.4	(29.6)	(0.2)	16.8	(29.9)	(13.1)

Exchange adjustments		(161.9)	(173.7)	(335.6)	127.7	134.5	262.2

At December 31		2,085.5	2,451.2	4,536.7	2,061.2	2,260.9	4,322.1

Depreciation and depletion
At January 1		402.8	1,183.9	1,586.7	329.6	1,036.4	1,366.0

Charge for the year		48.8	168.5	217.3	47.2	147.4	194.6

Provision for impairments	6	3.3	0.9	4.2	4.7	1.2	5.9

Reversal of impairments	6	(0.2)	—	(0.2)	(3.8)	(15.4)	(19.2)

Disposals		(6.2)	(37.3)	(43.5)	(5.7)	(32.1)	(37.8)

Reclassifications to assets held for sale		(4.1)	—	(4.1)	(0.3)	(1.7)	(2.0)

Reclassifications from/(to) other asset categories		0.4	1.1	1.5	1.9	(11.2)	(9.3)

Reallocations		0.7	(0.9)	(0.2)	—	(13.1)	(13.1)

Exchange adjustments		(42.9)	(83.6)	(126.5)	29.2	72.4	101.6

At December 31		402.6	1,232.6	1,635.2	402.8	1,183.9	1,586.7

Net book value at January 1		1,658.4	1,077.0	2,735.4	1,508.0	930.6	2,438.6

Net book value at December 31		1,682.9	1,218.6	2,901.5	1,658.4	1,077.0	2,735.4

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Notes to the accounts for the 12 months ended December 31, 2006

13	Property, plant and equipment continued

	2006	2005

Land, buildings and natural resources comprise the following:	£m	£m

Aggregates	1,018.9	1,043.6

Clay	131.6	133.0

Other land and buildings	532.4	481.8

At December 31	1,682.9	1,658.4

Capital expenditure contracted at the balance sheet date	142.2	123.1

	2006	2005

Finance leased assets included in plant and equipment:	£m	£m

Cost of finance leased assets included in plant and equipment	28.2	66.8

Cumulative depreciation of finance leased assets	(14.9)	(44.9)

Net book amounts at December 31	13.3	21.9

The net book value of plant and equipment includes £87.0m (£127.1m) in respect of assets in the course of construction.

14	Investments

	2006	2005

	£m	£m

Equity investments in joint-ventures	206.9	211.2

Loans to joint-ventures	38.2	47.0

Total investment in joint-ventures	245.1	258.2

Equity investments in associates	45.4	43.9

Total investments in joint-ventures and associates	290.5	302.1

Other investments	0.1	0.2

	290.6	302.3

Investments in joint-ventures at December 31, 2006 include goodwill at cost of £118.3m (£117.3m).

The group’s share of assets, liabilities, income and expenses of joint-ventures and associates are as follows:

	Joint-ventures	Joint-ventures	Associates	Associates

	2006	2005	2006	2005

	£m	£m	£m	£m

Non-current assets	270.1	274.6	34.9	38.6

Current assets	73.8	82.7	27.4	18.5

Total assets	343.9	357.3	62.3	57.1

Non-current liabilities	(28.5)	(95.6)	(5.7)	(8.8)

Current liabilities	(108.5)	(50.5)	(11.2)	(4.4)

Total liabilities	(137.0)	(146.1)	(16.9)	(13.2)

Net assets	206.9	211.2	45.4	43.9

Total income	284.1	276.7	77.5	68.2

Total expense	(256.6)	(241.1)	(71.3)	(60.7)

	27.5	35.6	6.2	7.5

As at December 31, 2006 the share of joint-ventures’ and associates’ contingent liabilities totalled £3.4m (£7.6m) and capital commitments were £7.9m (£11.2m).

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Notes to the accounts for the 12 months ended December 31, 2006

14	Investments continued

Principal joint-ventures and associates, none of which are held directly by the Company, are set out below. Share capital and reserves, together with the full year pre-tax profit numbers represent full ownership and not Hanson’s percentage ownership.

	Principal activity	Share capital and reserves	Full year pre-tax profit	% owned	Country	Year ended

		£m	£m

Principal joint-ventures at December 31, 2006
United Marine Holdings Ltd	marine aggregates	30.4	10.1	50	UK	December

Cement Australia Holdings Ltd	cement production	184.1	53.0	25	Australia	December

Pioneer Road Services Pty Ltd	road surfacing	33.9	7.5	50	Australia	December

Metromix Pty Ltd	ready-mixed concrete and quarry operations	11.6	1.3	50	Australia	March

Piedras y Arenas Baja, S de R L de CV	quarry operations	2.7	(0.3)	50	Mexico	December

Alliance Construction Materials Ltd	ready-mixed concrete and quarry operations	14.3	11.4	50	Hong Kong	December

Principal associate at December 31, 2006
Midland Quarry Products Limited	quarry operations	68.8	10.0	50	UK	December

15	Inventories

	2006	2005

	£m	£m

Raw materials	68.1	59.4

Work in progress	9.7	12.4

Consumables and other	52.2	43.7

Finished goods	320.0	266.9

	450.0	382.4

Inventories are stated net of provisions for slow moving and impaired items of £52.8m (£33.3m).

16	Assets held for sale

	2006	2005

	£m	£m

Disposal groups held for sale	—	3.5

Other assets held for sale	3.0	5.0

	3.0	8.5

Other assets held for sale consist of land and buildings reclassified from property, plant and equipment that are surplus to the group’s requirements as the group intends to dispose of these assets within 12 months of reclassification rather than use them in the continuing operations. Profits or losses on disposal of assets held for sale are included within group operating profit before impairments – see note 2(b). Disposal groups and other assets held for sale are analysed on a segmental basis in note 2(e).

17	Receivables

		2006	2005

Trade and other current receivables	Notes	£m	£m

Trade receivables		653.7	629.0

Amounts due from joint-ventures		5.9	7.0

Amounts due from associates		0.7	0.7

Prepayments		36.6	31.3

Amounts recoverable from insurers – Koppers	21	27.8	39.3

Amounts recoverable from insurers – asbestos	21	1.6	7.1

Derivatives		8.8	6.2

Other receivables		72.2	54.2

		807.3	774.8

		2006	2005

Non-current receivables	Notes	£m	£m

Amounts recoverable from insurers – Koppers	21	77.1	101.5

Amounts recoverable from insurers – asbestos	21	32.6	—

Derivatives		14.3	33.9

Other receivables		50.8	46.8

		174.8	182.2

The Directors estimate that the carrying amount of trade and other receivables approximates their fair value.

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Notes to the accounts for the 12 months ended December 31, 2006

18	Cash and cash equivalents

	2006	2005

	£m	£m

Cash at bank	241.2	183.9

Short-term deposits	525.5	899.1

	766.7	1,083.0

Cash at bank includes £137.7m (£16.8m) in respect of cash held in notional cash pools under which the banks have the right of set-off against overdrafts (note 20) of the same amount. These amounts have been shown gross as the group does not intend to settle the balances on a net basis. Cash at bank earns interest at floating rates based on market rates. Short-term deposits are made for varying periods of up to three months and earn interest at the respective short-term deposit rates.

Cash and cash equivalents includes £48.1m (£53.6m) held by two group captive insurance companies, £32.7m (£36.0m) of which is effectively pledged to insurance companies in support of potential claims under the deductible element of group insurance policies. The excess is available to the group.

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise the following at December 31:

		2006	2005	2004

	Notes	£m	£m	£m

Cash at bank		241.2	183.9	131.7

Short-term deposits		525.5	899.1	1,262.6

Bank overdrafts	20	(141.9)	(20.9)	(5.3)

		624.8	1,062.1	1,389.0

19	Payables

	2006	2005

Trade and other current payables	£m	£m

Trade payables	316.5	305.5

Amounts due to joint-ventures	19.6	21.1

Amounts due to associates	8.2	8.7

Other taxes	41.2	37.1

Accruals and deferred income	180.2	145.9

Derivatives	5.1	13.2

Other payables	57.8	47.0

	628.6	578.5

	2006	2005

Non-current payables	£m	£m

Derivatives	18.5	26.4

Other payables	50.7	57.6

	69.2	84.0

20	Borrowings

	2006	2005

Current borrowings	£m	£m

Overdrafts	141.9	20.9

Bank loans	166.1	85.6

Debenture loans	514.7	803.3

Other loans	0.5	0.6

Finance leases	1.0	0.6

	824.2	911.0

Current debenture loans include £157.1m (£194.4m) relating to borrowings under a US commercial paper programme and £334.9m (£593.0m) relating to borrowings under a European commercial paper programme. Current bank loans include A$400m drawn for a period of less than three months on two bilateral revolving credit facilities that mature in 2007.

	2006	2005

Non-current borrowings	£m	£m

Bank loans	198.2	285.6

Debenture loans	1,138.3	874.2

Other loans	0.9	1.6

Finance leases	2.4	0.2

	1,339.8	1,161.6

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Notes to the accounts for the 12 months ended December 31, 2006

20	Borrowings continued

	2006	2005

The nominal value of non-current borrowings is repayable as follows:	£m	£m

2007	—	86.2

2008	200.9	200.2

2009	0.8	0.2

2010	383.9	437.1

2011	0.5	—

Thereafter	766.6	437.1

Non-current debenture loans comprise three bonds each with a nominal value of $750m, maturing in September 2010, March 2013, and August 2016 with fixed coupon rates of 7.875%, 5.25%, and 6.125% respectively. Non-current bank loans include an unsecured 4.57% fixed rate debt obligation with a nominal value of £199.8m repayable in 2008.

A reconciliation of net cash outflow after financing to net debt is set out below:

	2006	2005	2004

	£m	£m	£m

Net cash outflow after financing	(423.3)	(364.3)	(90.5)

Decrease in borrowings	261.2	439.3	445.3

Increase in borrowings	(396.2)	(249.1)	(206.6)

(Increase)/decrease in net debt resulting from cash flows	(558.3)	(174.1)	148.2

Non cash movements in debt:
Fair value adjustments	10.4	(8.8)	—

Effective interest adjustments	(9.6)	(12.3)	—

Borrowings in subsidiary undertakings (acquired)/disposed of	(8.3)	(1.9)	(1.6)

Other movements	(1.1)	(1.6)	(1.4)

Exchange movements	159.2	(95.7)	101.8

Movement in net debt in the year	(407.7)	(294.4)	247.0

Opening net debt	(989.6)	(695.2)	(942.2)

Closing net debt	(1,397.3)	(989.6)	(695.2)

Net debt comprises the following balance sheet items at December 31:

		2006	2005	2004

	Notes	£m	£m	£m

Cash and cash equivalents	18	766.7	1,083.0	1,394.3

Current borrowings	20	(824.2)	(911.0)	(1,031.2)

Non-current borrowings	20	(1,339.8)	(1,161.6)	(1,058.3)

Net debt		(1,397.3)	(989.6)	(695.2)

21	Provisions

	Asbestos	Koppers’ liabilities	Reclamation obligations	Legal, insurance, environmental and other	Total

	£m	£m	£m	£m	£m

At January 1, 2005	209.0	162.2	122.8	47.8	541.8

Increase/(decrease) in provisions due to discounting	0.5	(5.4)	2.5	1.2	(1.2)

Provided in year	21.8	1.3	18.7	28.8	70.6

Released in year	—	—	(21.2)	(11.3)	(32.5)

Acquisitions	—	—	2.3	0.1	2.4

Reallocations and other	—	—	1.2	(1.2)	—

Utilised	(23.8)	(34.2)	(8.5)	(16.5)	(83.0)

Exchange movements	24.7	16.9	8.7	3.9	54.2

At December 31, 2005	232.2	140.8	126.5	52.8	552.3

Increase in provisions due to discounting	8.6	4.6	2.0	0.2	15.4

Provided in year	21.1	4.9	6.9	28.7	61.6

Released in year	—	—	(8.0)	(4.1)	(12.1)

Acquisitions	—	—	3.3	6.6	9.9

Reallocations and reclassifications from other liability categories	—	—	(11.0)	16.9	5.9

Utilised	(29.6)	(29.2)	(7.7)	(27.6)	(94.1)

Exchange movements	(28.6)	(16.2)	(8.8)	(5.6)	(59.2)

At December 31, 2006	203.7	104.9	103.2	67.9	479.7

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Notes to the accounts for the 12 months ended December 31, 2006

21	Provisions continued

	2006	2005

	£m	£m

Current provisions	94.9	104.3

Non-current provisions	384.8	448.0

	479.7	552.3

The increase in provisions due to discounting of £15.4m (decrease of £1.2m) is represented by an increase due to the unwinding of the discount of £24.2m (£10.5m) and a decrease due to the change in the discount rate of £8.8m (£11.7m).

Asbestos

Various of the Company’s US subsidiaries are defendants, typically with many other companies, in lawsuits filed in state and federal courts by claimants who allege that they have suffered bodily injury as a result of exposure to asbestos-containing products, the manufacture of which by such subsidiaries ceased, depending on the subsidiary involved, between 1973 and 1984, which was prior to the time that these subsidiaries became members of the group.

The discounted pre-tax provision for the gross cost of asbestos is shown above. The related insurance asset is included within “Receivables” in note 17 and the deferred tax asset relating to asbestos payments is included within “Deferred tax” in note 22.

Claimant numbers and costs during the year

Information regarding the movement in asbestos claimants in the year and the cost of resolution in the year is provided below:

	2006	2005	2004

New claimants	6,350	10,350	18,700

Resolutions	(30,100)	(14,750)	(7,150)

Outstanding claimants	107,600	131,350	135,750

Average gross cost of resolution ($)	1,811	2,929	8,294

Gross cost of resolution ($m)	54.5	43.2	59.3

Less insurance recoveries ($m)	(3.4)	(11.5)	(46.5)

Net cost before tax ($m)	51.1	31.7	12.8

New claimants in 2006 were approximately 6,350 (10,350,18,700). At the end of 2006, outstanding claimants totalled approximately 107,600 (131,350, 135,750). Of the 30,100 (14,750, 7,150) claimants whose cases were resolved during 2006, over 90% were dismissed without payment. In the USA, claimants can file without illness or product identification. In the absence to date of federal reform, a number of states have introduced or are looking to introduce an unimpaired docket which will suspend claims until there is proven evidence of illness.

The gross cost of resolving asbestos claims in 2006 was $54.5m ($43.2m, $59.3m) including legal fees of $25.4m ($26.3m, $27.4m). The net pre-tax cost of asbestos for the year after insurance was $51.1m ($31.7m, $12.8m), equivalent to a sterling cost of £16.9m after tax.

The aggregate amounts paid in settlement and average settlement payments in any given period, together with related defence costs, have fluctuated widely and are expected to continue to fluctuate widely depending on the nature of the claims resolved (including the proportion of which that are mass claims), disease mix, number of other defendants and jurisdiction of claim.

Each of the Company’s relevant US subsidiaries, together with its insurance carriers and outside counsel, review each asbestos claim that is pursued by claimants. In many cases claimants are unable to demonstrate that any injury they have suffered resulted from exposure to the subsidiary’s products, in which case their claim is generally dismissed without payment. In those cases where a compensatable disease, exposure to the subsidiary’s products and causation can be established by claimants, the subsidiary generally settles for amounts that reflect the type of disease, the seriousness of the injury, the age of the claimant, the particular jurisdiction of the claim and the number and solvency of the other defendants.

The Company’s approach to accounting for the asbestos claims against its US subsidiaries is to provide for those costs of resolution which are both probable and reliably estimable. The costs of resolving possible claims are disclosed as contingent liabilities (refer note 26). At present, based on detailed analysis and the assumptions noted below, the provision for those costs which are both probable and reliably estimable equates to approximately eight years of gross cost, assuming an annual level of approximately $60m. Whilst further claims are likely to be resolved beyond this eight year period, the associated costs of resolution are not able to be reliably estimated and hence no provision has been made to cover these possible liabilities.

Assumptions made in establishing the provision relate to the number, disease mix and location of future claimants, trends in dismissal rates, settlement and defence costs, resolution of all existing claimants, time scale of resolution of new claimants, the continued solvency of co-defendants and expected insurance recoveries. In light of the significant uncertainty associated with asbestos claims, there can be no guarantee that the assumptions used to estimate the provision for the cost of resolving asbestos claims will be an accurate prediction of the actual costs that may be incurred and as a result the provision will be subject to potential revision from time to time as additional information becomes available and to reflect any changes in trends.

Gross cost provision

The provision of $496.8m at January 1, 2006 was increased by $60.0m (the estimated gross cost for an additional year) and reduced by the gross cost incurred in 2006 of $54.5m, to give a closing provision at December 31, 2006 of $502.3m. This represents the estimated gross cost of asbestos for the next eight years, and is equivalent to $398.7m on a discounted basis, or £203.7m.

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Notes to the accounts for the 12 months ended December 31, 2006

21	Provisions continued

Movements in the provision for the year were as follows:

	January 1, 2005	Discount	Provided	Utilised	Exchange	January 1, 2006	Discount	Provided	New Insurance	Utilised	Exchange	December 31, 2006

Undiscounted $m

Gross cost provision	480.0	—	60.0	(43.2)	—	496.8	—	60.0	—	(54.5)	—	502.3

Insurance asset	(26.1)	—	—	11.5	—	(14.6)	—	(20.0)	(58.5)	3.4	—	(89.7)

Net cost	453.9	—	60.0	(31.7)	—	482.2	—	40.0	(58.5)	(51.1)	—	412.6

Deferred tax asset	(177.0)	—	(23.4)	12.4	—	(188.0)	—	(15.6)	22.8	19.9	—	(160.9)

Post-tax net cost	276.9	—	36.6	(19.3)	—	294.2	—	24.4	(35.7)	(31.2)	—	251.7

Discounted $m

Gross cost provision	401.2	0.9	39.7	(43.2)	—	398.6	15.8	38.8	—	(54.5)	—	398.7

Insurance asset	(24.0)	0.3	—	11.5	—	(12.2)	(2.9)	(13.0)	(42.3)	3.4	—	(67.0)

Net cost	377.2	1.2	39.7	(31.7)	—	386.4	12.9	25.8	(42.3)	(51.1)	—	331.7

Deferred tax asset	(147.1)	(0.5)	(15.5)	12.4	—	(150.7)	(5.0)	(10.1)	16.5	19.9	—	(129.4)

Post-tax net cost	230.1	0.7	24.2	(19.3)	—	235.7	7.9	15.7	(25.8)	(31.2)	—	202.3

Discounted £m

Gross cost provision	209.0	0.5	21.8	(23.8)	24.7	232.2	8.6	21.1	—	(29.6)	(28.6)	203.7

Insurance asset	(12.5)	0.1	—	6.4	(1.1)	(7.1)	(1.5)	(7.1)	(23.0)	1.9	2.6	(34.2)

Net cost	196.5	0.6	21.8	(17.4)	23.6	225.1	7.1	14.0	(23.0)	(27.7)	(26.0)	169.5

Deferred tax asset	(76.6)	(0.2)	(8.5)	6.8	(9.3)	(87.8)	(2.7)	(5.5)	9.0	10.8	10.1	(66.1)

Post-tax net cost	119.9	0.4	13.3	(10.6)	14.3	137.3	4.4	8.5	(14.0)	(16.9)	(15.9)	103.4

The rate used to discount the provision and insurance assets was 5.60% (5.30%, 4.25%).

Insurance asset

The insurance asset of $14.6m at January 1, 2006 was reduced by insurance utilisation during the year of $3.4m, on an undiscounted basis.

Most of the US subsidiaries involved with asbestos claims have had agreements with their respective insurance carriers regarding the defence and settlement of asbestos claims, the terms of which varied for each such subsidiary. These insurance arrangements have resulted in the insurance companies having met substantially all of the amounts such subsidiaries have paid prior to 2006 in settlements and defence costs. In 2006, most of these costs were borne by the relevant subsidiaries. The amounts to be paid by the relevant subsidiaries in future years may vary, depending on litigation and negotiation with the relevant insurers.

On February 13, 2006, Hanson announced that one of its US subsidiaries, responsible for approximately 20% of the group’s present asbestos costs, had reached a settlement with its insurers. The settlement is effective from January 1, 2006 and resolves a number of issues relating to historic insurance policies which provided insurance cover for a range of claims, including those relating to asbestos. Under the settlement, the subsidiary will pay the first $35.0m of its future asbestos costs, which the subsidiary estimates will be paid over approximately four years from January 1, 2006. Thereafter the subsidiary’s asbestos costs will be paid in full by the insurance carriers up to agreed limits. These limits have not been disclosed as they are subject to a confidentiality agreement between the subsidiary and the insurance carriers. These limits, assuming they are not utilised for non-asbestos claims, are expected to provide asbestos insurance cover for this subsidiary well beyond 2020. The receivable recognised as a result of this settlement increased the insurance asset by $58.5m, or £23.0m on a discounted basis. The closing insurance asset at December 31, 2006 is $89.7m, equivalent to £34.2m on a discounted basis as shown in note 17.

Certain other US subsidiaries, not party to the recent settlement, continue to pursue litigation and negotiation to maximise the insurance cover available. Litigation proceedings are progressing in the state of California.

Deferred tax asset

The net cost of asbestos is deductible for US taxation at an estimated rate of 39%. At December 31, 2006, the deferred tax asset relating to the discounted asbestos provision, net of insurance, was £66.1m as shown in note 22.

Income statement

The net impact on the income statement, shown under discontinued items in note 9, was a profit of £1.1m after tax. This consists of a discounted charge after tax of £8.5m, as shown in the ‘Provided’ column of the above table, plus the net impact of the discount unwind and change in discount rate which was a charge of £4.4m after tax as shown in the ‘Discount’ column of the above table, less the new insurance of £14.0m.

Cash flow

The net cash flow impact, shown within net cash inflow from operating activities, was a net cash outflow of £16.9m shown in the ‘Utilised’ column of the above table.

Risk factors

Factors which could cause actual results to differ from these estimates include: (i) adverse trends in the ultimate number of claimants filing asbestos claims against the Company’s US subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement and/or defence costs, dismissal rates, and/or judgment amounts; (iii) increases or decreases in the amount of insurance available to cover asbestos claims; (iv) the emergence of new trends or legal theories that enlarge the number of potential claimants; (v) the impact of bankruptcies of other defendant companies whose share of liability may be imposed on the Company’s US subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the US litigation process; (vii) adverse changes in the mix of asbestos-related diseases with respect to which asbestos claims are made against the Company’s US subsidiaries; and (viii) potential legislative changes.

In light of such factors, the costs of the Company’s US subsidiaries involved in resolving asbestos claims may be materially different from current estimates and consequently might have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flow. However, assuming that current trends continue, the Company does not expect that such costs will have such a material adverse effect and, even assuming a material deterioration in current trends, on the evidence available to it, the Company does not expect that such claims would impact the ability of the Company to continue as a going concern.

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Notes to the accounts for the 12 months ended December 31, 2006

21	Provisions continued

Koppers’ liabilities

Koppers’ environmental obligations and related costs arise primarily from the US chemical and related operations formerly operated by Koppers Company Inc, a company acquired by Beazer PLC, which itself was acquired by the Company in 1991. Members of the Beazer group remain contractually and statutorily liable for certain environmental costs relating to these discontinued operations. During 1998 an agreement was signed under which, for a one-off premium and related transaction costs totalling $275.0m, insurance cover of $800.0m in perpetuity (after payment by members of the Beazer group of the first $100.0m of remediation costs arising since January 1, 1998) was provided by subsidiaries of two reinsurance companies, Centre Solutions and Swiss Re.

At the end of 2006, $467.9m of the $800.0m insurance cover had been utilised. The estimate of future probable cost, discounted at 5.9% (5.3%, 5.1%), is shown as a provision of £104.9m at December 31, 2006. These costs are the responsibility of the insurers and hence a receivable of £104.9m is recorded at December 31, 2006 as shown in note 17.

Based upon existing known circumstances, the Company considers that the remaining $332.1m of insurance cover is expected to meet the related future costs, recognising that the estimate of future probable costs could increase and new sites may arise to which the insurance cover does not apply. Factors which could cause such remediation costs to increase include (i) unknown adverse conditions arising at sites; (ii) third party claims in excess of estimates; (iii) changes to regulatory requirements; (iv) changes in remediation techniques; and (v) any other significant variations to assumptions made in support of these estimates.

Other provisions

Long-term provisions have been discounted at rates of up to 7.1% (6.25%).

Reclamation obligations have been established to cover those situations where members of the group have either a legal or constructive obligation to carry out remedial works. Reclamation provisions are expected to be utilised over the life of the relevant site. Legal, insurance, environmental and other provisions relate to acquisitions, disposals and rationalisations both arising on acquisitions and provided for in current and prior years. Legal, insurance, environmental and other provisions are expected to be utilised on a reducing basis over the next five years, depending in each case on the nature of the underlying obligation.

Where appropriate, reclamation and environmental provisions have been established after taking into account the opinions of suitably qualified and experienced consultants and after estimating the costs in line with current practice and standards.

22	Tax payable/receivable and deferred tax

a)	Tax payable/receivable

Current and non-current tax payable/receivable represents expected taxes payable/receivable for tax filings in respect of current and prior years that exceed payments made and received. It also includes provisions for potential adjustments by tax authorities with respect to tax filings. Examination of tax filings by tax authorities may last several years beyond the year of filing.

At any given time, the group is undergoing tax audits in several tax jurisdictions and covering multiple years. The group has provisions for taxes that may become payable in future periods as a result of these tax audits. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final outcome of these matters is different from the amounts provided, such differences will impact the tax provisions in the period in which such determination is made. Interest on tax liabilities is accrued for in the tax charge and is included in the provisions. The tax provisions are analysed at each balance sheet date and adjustments are made as events occur to warrant adjustments to the provisions. The provisions at December 31, 2006 were £99.3m (£112.8m, £126.9m). The decrease is due to revisions to the best reasonable estimate of the tax exposures, cash paid on certain audits and foreign exchange movements on non UK provisions.

b)	Deferred tax

	2006	2005

Analysis of movements in the net deferred tax balance during the year:	£m	£m

At January 1	(256.1)	(238.1)

Charge to income statement	(12.9)	(3.8)

Acquisitions	(72.7)	(20.8)

(Charge)/credit to reserves	(3.9)	11.8

Other movements	—	1.7

Exchange movements	13.1	(6.9)

At December 31	(332.5)	(256.1)

	2006	2005

The deferred tax assets/(liabilities) included in the balance sheet are as follows:	£m	£m

Property, plant and equipment	(549.1)	(531.7)

Other assets	(11.5)	0.2

Other liabilities	116.8	108.2

Asbestos	66.1	87.8

Pensions	37.1	64.2

Losses	8.1	15.2

	(332.5)	(256.1)

	2006	2005

Represented in the balance sheet, after offset of balances within countries (as described in note 1), as follows:	£m	£m

Deferred tax assets	0.8	0.7

Deferred tax liabilities	(333.3)	(256.8)

Net deferred tax liabilities	(332.5)	(256.1)

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Notes to the accounts for the 12 months ended December 31, 2006

22	Tax payable/receivable and deferred tax continued

	2006	2005

The deferred tax (charged)/credited to the consolidated income statement is analysed by type of temporary difference as follows:	£m	£m

Property, plant and equipment	24.6	12.4

Other assets	(5.0)	(5.8)

Other liabilities	(0.1)	(5.2)

Asbestos	(11.6)	1.9

Pensions	(12.2)	(5.0)

Losses	(8.6)	(2.1)

	(12.9)	(3.8)

	2006	2005

The deferred tax (charged)/credited to the consolidated income statement is analysed as follows:	£m	£m

From continuing operations	(5.6)	(4.2)

From impairments	2.1	(5.6)

From discontinued operations	(9.4)	6.0

Total charge to consolidated income statement	(12.9)	(3.8)

Deferred tax

i)	Losses

The group only recognises a deferred tax asset on losses where it expects to realise the benefit from those losses in the foreseeable future. The group has a significant amount of capital and non-trading losses. These can only be offset against certain types of income in particular legal entities, and no such income is currently envisaged.

	2006	2005

	£m	£m

Gross losses	999.8	656.7

Deferred tax at applicable tax rates	300.0	202.0

Less deferred tax recognised	(8.1)	(15.2)

Unrecognised deferred tax	291.9	186.8

The increase in losses relates to losses generated from restructurings in the current year, as well as agreement of prior year losses with tax authorities.

The losses have no expiry date.

ii)	Other temporary differences

At December 31, 2006 the group has other deductible temporary differences of £16.8m (£20.8m) for which deferred tax assets of £5.1m (£6.4m) have not been recognised because it is not probable that future taxable income will be available against which the group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

iii)	Unrecognised tax base

The group has deductible temporary differences for which no tax benefit has been recognised related to certain additional tax attributes of property, plant and equipment located in the UK and Australia. The amount of these deductible temporary differences at December 31, 2006 was £275.3m (£288.9m). These additional tax attributes have not been recognised because it is not probable that suitable profits will be available. There is no expiry date for these differences.

iv)	Overseas subsidiaries

At December 31, 2006, the group has not provided deferred tax in relation to temporary differences on its overseas subsidiaries, joint-ventures or associates. Quantifying the temporary differences is not practical, however, based on current enacted law, and on the basis that the group can control the timing and realisation of these temporary differences, no material tax consequences are expected to arise.

23	Share capital

The share capital of the Company is shown below:

	2006	2005	2004	2006	2005	2004

	Number	Number	Number	£m	£m	£m

Authorised
Ordinary shares of £0.10 (£0.10, £0.10)	1,000,000,000	1,000,000,000	1,000,000,000	100	100	100

Allotted, called-up and fully paid
Ordinary shares of £0.10 (£0.10, £0.10)	736,968,849	736,968,849	736,968,849	73.7	73.7	73.7

Treasury shares
Ordinary shares of £0.10 (£0.10, £0.10)	24,645,000	14,685,000	6,350,000	2.5	1.5	0.6

During the period January 1, 2006 to December 31, 2006 no ordinary share capital was allotted.

At December 31, 2006, 5,482,171 (6,780,839) ordinary shares were reserved to satisfy rights in respect of various employee share option schemes. The nominal value of reserved shares totalled £0.5m (£0.7m) at the balance sheet date, as set out below:

i)	options were outstanding over 1,415,477 ordinary shares under the Share Option Plan. Of these 39,955 were exercisable at dates up to 2011 at a subscription price of 473.3p per share, 17,761 were exercisable at dates up to 2012 at a subscription price of 461.75p per share and 167,607 were exercisable at dates up to 2013 at a subscription price of 290.4p per share. Subject to performance criteria being met, the remaining options will be capable of being exercised at dates up to 2015. Of these, 621,478 had a subscription price of 439.6p per share and 568,676 had a subscription price of 514.3p per share.

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Notes to the accounts for the 12 months ended December 31, 2006

23	Share capital continued

At December 31, 2005 options were outstanding over 2,927,109 ordinary shares under the Share Option Plan. Of these, 164,775 were exercisable at dates up to 2011 at a subscription price of 473.3p per share and 180,718 were exercisable at dates up to 2012 at a subscription price of 461.75p per share. Subject to performance criteria being met, the remaining options will be capable of being exercised at dates up to 2015. Of these, 647,618 had a subscription price of 514.3p per share, 710,196 had a subscription price of 439.6p per share and 1,223,802 had a subscription price of 290.4p per share, and

ii)	options were outstanding over 4,066,694 (3,853,729) ordinary shares under the Sharesave Scheme and were capable of being exercised at dates up to 2014, with subscription prices ranging from 318.0p to 611.0p per share with an average of 401.68p (354.75p) per share.

24	Reconciliation of changes in total equity

	Share capital (note 23)	Own shares	Cash flow hedge reserve	Cumulative translation reserve	Retained earnings	Other reserves	Equity attributable to equity holders of the Company	Minority interest	Total equity

	£m	£m	£m	£m	£m	£m	£m	£m	£m

At January 1, 2004	73.7	(8.9)	—	—	1,289.5	972.4	2,326.7	2.7	2,329.4

Recognised income and expense	—	—	—	(12.1)	243.9	—	231.8	(0.3)	231.5

Dividends paid	—	—	—	—	(127.3)	—	(127.3)	—	(127.3)

Employee share awards	—	—	—	—	(1.1)	—	(1.1)	—	(1.1)

Purchase of own shares held in treasury	—	(26.1)	—	—	—	—	(26.1)	—	(26.1)

Disposal of own shares by ESOP Trust	—	4.9	—	—	—	—	4.9	—	4.9

Changes in minority interest	—	—	—	—	—	—	—	(0.3)	(0.3)

At December 31, 2004	73.7	(30.1)	—	(12.1)	1,405.0	972.4	2,408.9	2.1	2,411.0

Restatement for effects of adopting IAS 39	—	—	(9.4)	—	(2.2)	—	(11.6)	—	(11.6)

At January 1, 2005	73.7	(30.1)	(9.4)	(12.1)	1,402.8	972.4	2,397.3	2.1	2,399.4

Recognised income and expense	—	—	6.4	56.8	388.5	—	451.7	0.6	452.3

Dividends paid	—	—	—	—	(136.2)	—	(136.2)	—	(136.2)

Purchase of own shares held in treasury	—	(46.7)	—	—	—	—	(46.7)	—	(46.7)

Purchase of own shares by ESOP Trust	—	(6.0)	—	—	—	—	(6.0)	—	(6.0)

Disposal of own shares by ESOP Trust	—	9.5	—	—	—	—	9.5	—	9.5

Employee share awards	—	—	—	—	0.4	—	0.4	—	0.4

Changes in minority interest	—	—	—	—	—	—	—	(0.4)	(0.4)

At December 31, 2005	73.7	(73.3)	(3.0)	44.7	1,655.5	972.4	2,670.0	2.3	2,672.3

Recognised income and expense	—	—	2.5	(107.9)	381.2	—	275.8	0.9	276.7

Dividends paid	—	—	—	—	(147.5)	—	(147.5)	—	(147.5)

Purchase of own shares held in treasury	—	(64.1)	—	—	—	—	(64.1)	—	(64.1)

Purchase of own shares by ESOP Trust	—	(14.2)	—	—	—	—	(14.2)	—	(14.2)

Disposal of own shares by ESOP Trust	—	13.2	—	—	—	—	13.2	—	13.2

Employee share awards	—	—	—	—	(9.9)	—	(9.9)	—	(9.9)

Changes in minority interest	—	—	—	—	—	—	—	2.3	2.3

At December 31, 2006	73.7	(138.4)	(0.5)	(63.2)	1,879.3	972.4	2,723.3	5.5	2,728.8

Own shares

On May 31, 1995 the group established an Employee Share Trust (the “Trust”) approved by shareholders on May 15, 1995. The Trust as at December 31, 2006 held 0.2m (0.1m, 1.0m) shares in the Company at a book value of £1.5m (£0.5m, £4.0m). The Trust waived its rights to dividends payable during the year and to future dividends on its holding of shares. The cost of the Hanson Sharesave Scheme, where awards are granted at a discount to the market price of the Company’s shares, Share Option Plan and the Long Term Incentive Plan is charged to the income statement. During the year, the group contributed £14.2m (£6.0m, £nil) to the Trust.

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Notes to the accounts for the 12 months ended December 31, 2006

24	Reconciliation of changes in total equity continued

At December 31, 2006, 24,645,000 shares were held in treasury, none of which has the right to receive dividends. No shares were purchased by the Company to be held in treasury during the period January 1 to February 19, 2007. Pursuant to approval given by shareholders at the AGM held on April 26, 2006, as at December 31, 2006 the Company retains the authority to purchase a further 48,955,000 of its own shares up to the end of the AGM to be held on April 24, 2007. Details of shares purchased during the year are shown below:

	Number of shares purchased	Nominal value of shares purchased	Average price paid per share, inclusive of transaction costs	Total cost of purchasing shares held in treasury

Period		£m	(pence)	£m

January 2006	3,315,000	0.3	632.3	21.0

February 2006	450,000	0.1	676.7	3.0

May 2006	400,000	0.1	664.1	2.7

June 2006	2,100,000	0.2	635.9	13.4

July 2006	2,150,000	0.2	646.7	13.9

August 2006	1,295,000	0.1	659.7	8.5

September 2006	250,000	—	649.0	1.6

Total	9,960,000	1.0	643.4	64.1

The following own shares are held by the “Trust” and the Company:

	Employee Share Trust	Treasury Shares	Total

	Number of shares	Number of shares	Number of shares

At January 1, 2005	983,392	6,350,000	7,333,392

Purchased	1,000,000	8,335,000	9,335,000

Distributed	(1,894,945)	–	(1,894,945)

At December 31, 2005	88,447	14,685,000	14,773,447

Purchased	2,000,000	9,960,000	11,960,000

Distributed	(1,869,475)	–	(1,869,475)

At December 31, 2006	218,972	24,645,000	24,863,972

Cash flow hedge reserve

Movements in the cash flow hedge reserve represent:

–	changes in the fair value of cash flow hedges;

–	the recycling of the above changes through the income statement (totalling £(0.2)m since January 1, 2006), offsetting therein the impact of the underlying hedged item; and

–	related deferred tax.

The change in the fair value of derivatives in the cash flow hedge reserve in the period relates mainly to interest rate swaps with a maximum maturity date of 2013 hedging floating rate debt and commodity swaps with a maximum maturity date of 2007 hedging fluctuations in energy prices. Underlying cash flows are therefore expected to occur until these dates.

Cumulative translation reserve

Included within the foreign exchange adjustments of £(107.9)m (£56.8m, £(12.1)m) is foreign exchange of £nil (£0.1m, £(0.3m)) recycled through the income statement on disposal of overseas operations. The reserve was set to £nil on transition to IFRS on January 1, 2004.

Retained earnings

Included within the retained earnings balance of £1,879.3m (£1,655.5m, £1,402.8m) is £45.3m (£37.6m, £(2.5)m) in respect of joint-ventures and associates of which profit after tax for the current year is £33.7m (£43.2m, £2.0m) and dividends are £27.3m (£32.9m, £19.9m). The undistributed earnings of joint-ventures and associates are £45.3m (£38.9m, £18.0m).

Other reserves

Other reserves represent merger reserves on acquisition of Pioneer International Limited of £216.3m, and £756.1m created on the reduction of share capital through the Scheme of Arrangement under Section 425 of the Companies Act.

25	Business combinations

Total cash consideration on acquisitions including acquisition costs for 2006 was £558.0m (£342.9m).

During 2006, Building Products UK acquired the share capital of Red Bank Manufacturing, a producer of terracotta and clay products, on January 10 and Building Products North America acquired the share capital of PaverModule Inc., a concrete paving manufacturer, on January 20 for a total consideration for these acquisitions of £60.6m. On March 2, Aggregates UK purchased the share capital of Civil and Marine (Holdings) Ltd, a leading producer of ground granulated blast furnace slag in the UK, with additional operations in the US and in the Czech Republic, for £248.1m. Aggregates North America completed its acquisition of the share capital of Material Service Corporation, a leading aggregate materials producer in the USA, on June 16 for £166.3m. The group completed a further five acquisitions of entities based in the UK, USA and Spain, along with seven assets acquisitions, primarily concrete plants and quarries, for a total consideration of £83.0m. All acquisitions of share capital included the transfer of the entire voting rights to the group.

On January 4, 2005, Building Products UK acquired the share capital of UK brick manufacturer, Marshalls Clay Products, for £64.7m and of Thermalite, a market leader in aircrete blocks, on March 7 for £124.2m. On June 17, Aggregates North America acquired the share capital of Mission Valley Rock, Berkeley Ready Mix and Berkeley Asphalt, and Building Products North America acquired the assets of Sherman Pipe, a concrete pipe and precast concrete products business, for a total consideration of £108.0m. Other acquisitions made in the year consisted of three quarries in Southern Indiana by Aggregates North America in December, and a further six acquisitions totalling £46.0m.

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Notes to the accounts for the 12 months ended December 31, 2006

25	Business combinations continued

	2006	2006	2006	2005	2005	2005

	Total carrying value	Fair value adjustments	Total fair value	Total carrying value	Fair value adjustments	Total fair value

	£m	£m	£m	£m	£m	£m

Intangible assets (other than goodwill)	—	13.1	13.1	—	25.6	25.6

Property, plant and equipment	175.0	138.4	313.4	107.6	26.2	133.8

Inventories	35.8	(1.8)	34.0	22.8	(0.4)	22.4

Receivables	50.6	0.3	50.9	20.8	6.2	27.0

Cash and cash equivalents	9.4	—	9.4	0.1	—	0.1

Payables	(46.3)	(1.3)	(47.6)	(12.7)	(9.2)	(21.9)

Borrowings	(8.3)	—	(8.3)	(1.9)	—	(1.9)

Provisions	(7.6)	(2.3)	(9.9)	(1.6)	(0.8)	(2.4)

Pensions	(4.5)	—	(4.5)	—	—	—

Current tax liabilities	(2.2)	—	(2.2)	(0.1)	—	(0.1)

Non-current tax liabilities	—	—	—	(7.7)	—	(7.7)

Deferred tax liabilities	(18.9)	(53.8)	(72.7)	(6.9)	(13.9)	(20.8)

Minority interest	(2.9)	—	(2.9)	—	—	—

	180.1	92.6	272.7	120.4	33.7	154.1

Goodwill on acquisition			286.7			190.1

			559.4			344.2

Consideration:
Cash paid			551.7			340.5

Other consideration			1.4			1.3

Acquisition costs (primarily legal and accounting fees)			6.3			2.4

Total consideration			559.4			344.2

Included in the goodwill arising on acquisitions are items that cannot be individually separated and reliably measured due to their nature. This includes market share, as well as new market and product entry, and synergy benefits. Of the total goodwill on current year acquisitions of £286.7m (£190.1m), £12.5m (£36.9m) is deductible for tax purposes.

For the period since acquisition, turnover of £215.0m and operating profit before impairments of £47.9m in respect of the current year acquisitions is included within the income statement as continuing operations. If the acquisitions had taken place at the beginning of the financial year, the continuing operating profit before impairments of the group would have been £557.3m (£527.6m) and turnover from continuing operations would have been £4,215.1m (£4,048.9m).

The preliminary allocation of the purchase consideration to net assets and liabilities will be reviewed based on additional information up to a year from the date of acquisition. The Directors do not anticipate that any net adjustments resulting from such reviews will have a material effect on the financial position or results of Hanson’s operations. In respect of acquisitions in 2005, there were no material subsequent amendments to the preliminary allocations made.

26	Contingent liabilities

Litigation relating to certain discontinued operations

Certain of the Company’s US subsidiaries, either directly or as a result of indemnity obligations, are the subject of claims or lawsuits both on an individual and class action basis for bodily injury or property damage, relating to products incorporating asbestos, coal by-products and chemicals, in particular for the wood treating industry.

Asbestos

The Company’s approach to accounting for the asbestos claims against its US subsidiaries is to provide for those costs of resolution which are both probable and reliably estimable (refer note 21). The costs of resolving possible claims are disclosed as contingent liabilities. At present, based on detailed analysis and the assumptions noted below, the provision for those costs which are both probable and reliably estimable equates to approximately eight years of gross cost, assuming an annual level of approximately $60m. Whilst further claims are likely to be resolved beyond this eight year period, the associated costs of resolution are not able to be reliably estimated and hence no provision has been made to cover these possible liabilities.

Assumptions made in establishing the provision relate to the number, disease mix and location of future claimants, trends in dismissal rates, settlement and defence costs, resolution of all existing claimants, time scale of resolution of new claimants, the continued solvency of co-defendants and expected insurance recoveries. In light of the significant uncertainty associated with asbestos claims, there can be no guarantee that the assumptions used to estimate the provision for the cost of resolving asbestos claims will be an accurate prediction of the actual costs that may be incurred and as a result the provision will be subject to potential revision from time to time as additional information becomes available and to reflect any changes in trends. Factors which could cause actual results to differ from these estimates include: (i) adverse trends in the ultimate number of claimants filing asbestos claims against the Company’s US subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement and/or defence costs, dismissal rates, and/or judgement amounts; (iii) increases or decreases in the amount of insurance available to cover asbestos claims; (iv) the emergence of new trends or legal theories that enlarge the number of potential claimants; (v) the impact of bankruptcies of other defendant companies whose share of liability may be imposed on the Company’s US subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the US litigation process; (vii) adverse changes in the mix of asbestos-related diseases with respect to which asbestos claims are made against the Company’s US subsidiaries; and (viii) potential legislative changes.

In light of such factors, the costs of the Company’s US subsidiaries involved in resolving asbestos claims may be materially different from current estimates and consequently might have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flow. However, assuming that current trends continue, the Company does not expect that such costs will have such a material adverse effect and, even assuming a material deterioration in current trends, on the evidence available to it, the Company does not expect that such claims would impact the ability of the Company to continue as a going concern.

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Notes to the accounts for the 12 months ended December 31, 2006

26	Contingent liabilities continued

Details of asbestos claims against the Company’s US subsidiaries and the Company’s approach to provisioning (and the associated contingent liabilities) are detailed in note 21. At December 31, 2006, approximately 107,600 claimants were outstanding. The amounts of compensation formally claimed in the cases initially filed by these claimants vary but typically follow standard formulations that are used in various jurisdictions by various plaintiffs’ law firms. Of the claimants outstanding as of December 31, 2006, Hanson estimates that approximately 36% do not specify a dollar claim for damages, approximately 57% claim an amount “greater than $10,000” and approximately 7% specify various amounts, typically “greater than” specified amounts between $50,000 and $1m. Hanson is not aware of any claim specifying an amount greater than $40m. Hanson does not believe that the specific dollar amount mentioned in any claim is an accurate gauge of what relief, if any, the claimant may eventually recover from one of Hanson’s US subsidiaries, and most claimants fail to allocate their alleged claims of liability amongst the various named defendants.

Coal by-products and chemicals

These claims and lawsuits relate primarily to former US chemical products and operations, in particular those relating to the wood treating and coal tar derivative industries; products and operations which are unrelated to the group’s present business and activities. In such cases where one of the Company’s subsidiaries is involved, there are often several potential defendants named in the claim or lawsuit. Since the final demerger in 1997 no settlements have been paid by, or judgments rendered against, any of the Company’s subsidiaries which have had or could have a material adverse effect on the Company’s consolidated financial condition, results of operations or cash flow in connection with any such claims or lawsuits. In a number of instances, the claim or lawsuit against the subsidiary has not been pursued and has been dismissed. With respect to those claims or lawsuits that have been or are being pursued, the subsidiary concerned generally believes itself to have had or to have meritorious defences and such claims and lawsuits have been and are being vigorously defended.

The costs of defence and the amounts that are claimed by the plaintiffs, particularly in those lawsuits which involve numerous claimants, can be significant with claims amounting to tens of millions of dollars. The unpredictable aspects of the US litigation process and the potential for juries to award punitive damages mean that there is a possibility that the Company’s subsidiary may suffer at some stage a significant adverse verdict. Insurance issues do arise on these claims and lawsuits, both in terms of settlement and defence coverage, the outcome of which can be uncertain. In certain instances no insurance coverage may be available to the relevant subsidiary. The insurance cover referred to in note 21 relating to the Koppers’ environmental obligations does not apply to the bodily injury claims and lawsuits described in this note, although it will address certain of the property damage claims. The cost relating to these claims is shown in note 21.

Other litigation

Several of the Company’s US subsidiaries are subject to litigation in California courts arising out of sand dredging operations on submerged lands leased from the state of California. The litigation involves allegations that these subsidiaries underpaid royalties due under the leases and that sand was dredged from state owned lands without authorisation. The litigation includes claims by the state of California under California statutes providing for the recovery of treble damages and certain fines, penalties and attorney fees where the wrongful conduct involves false statements or conversion of state owned property. A press release by the California Attorney General states that he is seeking damages of $200m, although the complaint actually filed in court does not specify the amount of damages sought. The court’s decision on a declaratory motion regarding the interpretation of the royalty provisions of the relevant leases has not served to clarify the situation. The parties are now engaged in litigation on all matters arising out of the case. In light of the uncertainties involved in any litigation, no assurances or predictions can be made on the outcome of this litigation.

Various subsidiaries of the Company are also the subject of a number of other pending legal proceedings. The Company does not anticipate that the outcome of these proceedings, either individually or in aggregate, will have a material adverse effect upon the Company’s consolidated financial condition, results of operations or cash flow. However, in light of the uncertainties involved in any litigation and in particular in the USA, where there is the added potential for punitive damage awards, there can be no guarantee that a settlement might have to be made by, or an unfavourable judgement may be rendered against, the Company or one of its subsidiaries, which could have a material adverse effect on the Company’s consolidated financial condition, results of operations or cash flow in connection with the above mentioned non-asbestos claims and lawsuits.

Demergers

In connection with the demergers, each of the four companies into which the Company demerged its respective businesses agreed to indemnify the Company against, among other things, the past, present and future obligations and liabilities of the businesses transferred to it on its respective demerger while the Company agreed to indemnify each of these companies against, among other things, the past, present and future obligations and liabilities of all other businesses owned or previously owned by the Company (including the businesses transferred to the other demerged companies). Neither the Company nor any of its existing subsidiaries has incurred any liability in respect of a claim that related to the above-mentioned businesses demerged by the Company, any such liability being borne by the relevant demerged company without liability to the Company or any of its existing subsidiaries. The Energy Group PLC, one of the demerged companies, was acquired by TXU Corp. in 1998. In November 2002, TXU Corp. announced that several of TXU Corp’s UK subsidiaries had been placed under the administration process in the UK, including The Energy Group PLC. The Energy Group PLC itself is therefore unlikely to be able to fulfil its indemnification obligations to the Company and its existing subsidiaries if and when required. The Company is, however, not aware of any claims against it or its subsidiaries that would give rise to an indemnity obligation owed to the Company or its subsidiaries, on the part of The Energy Group PLC.

Bonds and guarantees

As at December 31, 2006 the group had contingent liabilities of:

–	£127.1m (£111.7m, £97.8m) in respect of bank guarantees and performance bonds given to third parties primarily relating to environmental and restoration obligations and the deductible element of insurance programmes, of which £0.2m (£0.2m, £0.2m) relates to former trading activities of the group; and

–	£121.1m (£99.7m, £81.6m) in respect of surety bonds issued by US insurance companies in respect of reclamation liabilities of £50.2m (£51.6m, £42.1m), performance bonds of £49.9m (£38.0m, £31.2m) and other surety obligations of £21.0m (£10.1m, £8.3m).

Whilst the group holds provisions (see note 21) for certain liabilities to which the bonds and guarantees relate, the liabilities under the bonds and guarantees are not directly recorded on the consolidated balance sheet.

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Notes to the accounts for the 12 months ended December 31, 2006

27	Commitments

Group as lessee:

The future minimum rental commitments as at December 31, for finance leases and non-cancellable operating leases, together with the present value of minimum lease payments under finance leases, are as follows:

	Operating leases		Finance leases

	2006	2005	2006	2005

	£m	£m	£m	£m

Within one year	24.6	31.1	1.1	0.4

After one year but not more than two years	21.1	25.9	0.8	0.2

After two years but not more than three years	16.9	21.7	0.8	–

After three years but not more than four years	13.6	16.8	0.6	–

After four years but not more than five years	12.0	14.8	0.3	–

After more than five years	123.3	128.5	0.4	–

Total minimum lease payments	211.5	238.8	4.0	0.6

Less amount representing finance charges			(0.6)	(0.1)

Present value of minimum lease payments			3.4	0.5

Future minimum sublease receivable	(9.1)	(8.6)	–	–

28	Pensions and other post-employment medical plans

i)	Description of plans

Hanson provides pension and post-employment medical plans in a number of countries in which it operates in accordance with local employment practices. These arrangements have been subject to change in recent years and, with the exception of some arrangements covered under collective bargaining agreements in the US, new employees are no longer eligible for inclusion in either defined benefit pension plans (“DB plans”) or post-employment medical plans.

The liabilities of the group’s DB plans primarily relate to pensioners currently in receipt of benefits, ex-employees with accrued rights to receive pensions in future and current employees who were members of DB plans before the relevant cut-off date, being July 2002 in the UK and July 2005 in the USA. The group follows a policy of funding DB plans to a target of the accrued benefit obligation, a level which is higher than the statutory minimum funding level in each country. Together with plan trustees, the group has a long term goal of matching the liabilities of the plans with appropriate assets.

The liabilities of the group’s post-employment medical plans are primarily in the USA and Canada. These comprise a number of separate arrangements which have been closed to new entrants over time such that the substantial part of the liabilities relates to retirees. Post-employment medical liabilities are unfunded and are held as a balance sheet provision.

Where pension benefits are provided to new employees of the group, they are eligible to join defined contribution pension plans (“DC plans”). The group contribution to such plans is generally related to the employee contribution and ranges from 5-10% in the UK and 3-6% in the USA, in each case as a proportion of pensionable salary.

The group also participates in multi-employer pension plans, primarily in the USA. These provide defined benefits to certain of the group’s union employees. Multi-employer pension plans are accounted for as DC plans as it is not possible to isolate the components of such plans which would collectively comprise the group’s liability.

ii)	Details of cash contributions

Contributions by the group to its pension plans totalled £73.9m (£59.1m, £57.8m) in the year, principally in the UK, USA and Canada. This is represented by regular contributions of £30.3m (£31.1m, £38.0m) and additional contributions of £22.4m (£12.1m, £8.4m) to DB pension plans; contributions to DC plans of £15.5m (£12.1m, £7.6m); and contributions to multi-employer plans of £5.7m (£3.8m, £3.8m). In addition to the ongoing regular contributions, group companies are scheduled to make additional payments to the principal UK DB plan of £8.4m in each of the next two years. No conclusion has currently been reached on the level of contributions to other plans although, overall, the group expects to maintain its regular contributions at broadly the same level in 2007. Contributions relating to multi-employer plans are based on negotiated collective bargaining agreements. The surpluses and deficits in the multi-employer plans are not considered to have a material impact on the Company. Benefits paid by the group in respect of its post-employment medical plans, totalled £10.4m (£9.0m, £8.5m).

iii)	Net employee benefit obligations

The amounts recognised in the balance sheet are as follows:

	Defined benefit pension plans	Defined benefit pension plans	Defined benefit Pension plans	Post- employment medical plans	Post- employment medical plans	Post- employment medical plans

	2006	2005	2004	2006	2005	2004

	£m	£m	£m	£m	£m	£m

Present value of funded obligations at December 31	(2,026.7)	(1,998.7)	(1,779.5)	–	–	–

Fair value of plan assets at December 31	2,026.9	1,991.6	1,742.2	–	–	–

	0.2	(7.1)	(37.3)	–	–	–

Present value of unfunded obligations	(13.7)	(13.7)	(11.2)	(77.4)	(103.3)	(80.4)

Net liability	(13.5)	(20.8)	(48.5)	(77.4)	(103.3)	(80.4)

Represented by amounts in the balance sheet:

Plan deficits	(31.8)	(47.7)	(76.1)	(77.4)	(103.3)	(80.4)

Plan surpluses	18.3	26.9	27.6	—	—	—

Net liability	(13.5)	(20.8)	(48.5)	(77.4)	(103.3)	(80.4)

The net liability for the defined benefit and post-employment medical plans is shown before the associated deferred tax credit of £37.1m (£64.2m, £57.5m).

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Notes to the accounts for the 12 months ended December 31, 2006

28	Pensions and other post-employment medical plans continued

There are three UK pension plans and two US plans with a surplus of the fair value of plan assets over the present value of obligations at December 31, 2006. These plans had combined net assets of £17.6m and £0.7m respectively. The remaining plans (including post-employment medical plans) had a deficit of £109.2m.

The amounts recognised in the income statement and statement of recognised income and expense are as follows:

	Pension plans	Pension plans	Pension plans	Post- employment medical plans	Post- employment medical plans	Post- employment medical plans

	2006	2005	2004	2006	2005	2004

	£m	£m	£m	£m	£m	£m

Current service cost (defined benefit plans)	31.7	31.1	37.1	0.7	1.1	1.1

Current service cost (defined contribution plans)	15.5	12.1	7.6	–	–	–

Current service cost (multi-employer plans)	5.7	3.8	3.8	–	–	–

Total recognised in operating profit	52.9	47.0	48.5	0.7	1.1	1.1

Interest costs on plan obligations	98.3	98.6	96.2	4.9	4.6	3.0

Expected return on plan assets	(114.5)	(108.7)	(111.2)	–	–	–

Total recognised in net finance costs	(16.2)	(10.1)	(15.0)	4.9	4.6	3.0

Interest costs on plan obligations recognised in discontinued operations	–	–	–	0.2	–	–

Total expense recognised in the income statement	36.7	36.9	33.5	5.8	5.7	4.1

Actual return on plan assets	129.0	216.2	125.7	–	–	–

Less: Expected return on plan assets	(114.5)	(108.7)	(111.2)	–	–	–

Actuarial gain on plan assets	14.5	107.5	14.5	–	–	–

Actuarial (losses)/gains on plan obligations	(43.4)	(98.3)	(37.3)	10.3	(16.3)	(2.9)

Other actuarial losses	–	(0.9)	–	–	–	–

Net actuarial (loss)/gain recognised in the statement of recognised income and expense	(28.9)	8.3	(22.8)	10.3	(16.3)	(2.9)

Cumulative amount of actuarial (losses)/gains recognised	(37.7)	(8.8)	(17.1)	(4.9)	(15.2)	1.1

The group recognises all actuarial gains and losses through the statement of recognised income and expense in the year in which they arise.

Changes in the present value of the defined benefit obligation are as follows:

	Defined benefit pension plans	Defined benefit pension plans	Defined benefit pension plans	Post- employment medical plans	Post- employment medical plans	Post- employment medical plans

	2006	2005	2004	2006	2005	2004

	£m	£m	£m	£m	£m	£m

At January 1	(2,012.4)	(1,790.7)	(1,737.6)	(103.3)	(80.4)	(87.9)

Current service cost for defined benefit plans	(31.7)	(31.1)	(37.1)	(0.7)	(1.1)	(1.1)

Employee contributions	(6.0)	(6.2)	(7.3)	–	–	–

Interest costs on plan obligations	(98.3)	(98.6)	(96.2)	(5.1)	(4.6)	(3.0)

Actuarial (losses)/gains on plan obligations	(43.4)	(98.3)	(37.3)	10.3	(16.3)	(2.9)

Liabilities assumed in a business combination	(21.6)	(11.5)	–	(0.3)	–	–

Benefits paid	96.5	89.0	83.2	10.4	9.0	8.5

Exchange movements	76.5	(65.0)	41.6	11.3	(9.9)	6.0

At December 31	(2,040.4)	(2,012.4)	(1,790.7)	(77.4)	(103.3)	(80.4)

Changes in the fair value of plan assets are as follows:

	Defined benefit pension plans	Defined benefit pension plans	Defined benefit pension plans

	2006	2005	2004

	£m	£m	£m

At January 1	1,991.6	1,742.2	1,686.5

Expected return on plan assets	114.5	108.7	111.2

Actuarial gains on plan assets	14.5	107.5	14.5

Contributions by employee	6.0	6.2	7.3

Contributions by employer	52.7	43.2	46.4

Assets acquired in a business combination	17.4	10.6	–

Benefits paid	(96.5)	(89.0)	(83.2)

Exchange movements	(73.3)	62.2	(40.5)

At December 31	2,026.9	1,991.6	1,742.2

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Notes to the accounts for the 12 months ended December 31, 2006

28	Pensions and other post-employment medical plans continued

The trustees of the principal DB plans, together with the group, have sought to reduce the risk of a deficit arising in each plan that might result from a reduction in the discount rate applied to the liabilities by investing a proportion of plan funds in assets of a similar duration to the liabilities. In the UK, the liabilities of the principal plan have a duration of 18.2 years. The bond and similar assets of this plan, which are equivalent to 46.8% of that plan’s liabilities, have a duration of 16.5 years. The asset category ‘bond and similar assets’ includes bonds, investments in pooled funds of money market investments and interest rate swaps which, taken together, have the characteristics of a high quality bond portfolio and annuities. In the USA, the liabilities of the principal plan have a duration of 10.6 years. The bond assets of this plan, which are equivalent to 60.5% of that plan’s liabilities have a duration of 13.5 years. Taken together, the liabilities of the principal plans in the UK and USA referred to above represent 82.7% of group pension liabilities.

The major categories of plan assets are as follows:

	2006	2005	2004

	%	%	%

Equity	33.7	41.7	46.3

Bonds and similar assets	58.0	51.7	44.2

Property	6.1	5.0	4.5

Cash and other	2.2	1.6	5.0

Total	100.0	100.0	100.0

iv)	Assumptions

In setting the discount rates for pension liabilities, Hanson has, together with its advisers, assessed the AA corporate bond yields for bonds of a similar duration to that of the liabilities of the principal plans. To develop the expected long-term rate of return on assets assumptions, the group considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected long-term rate of return for each asset class was weighted based on the asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio, resulting in weighted average assumptions of 5.55% for the UK and 6.30% for the USA at December 31, 2006.

The major assumptions used to determine the liabilities for the principal US and UK defined benefit plans are set out below:

	UK	UK	UK	US	US	US

	2006	2005	2004	2006	2005	2004

	%	%	%	%	%	%

Discount rates at December 31	5.00	4.80	5.30	5.80	5.60	5.75

Future salary increases	4.50	4.25	4.50	4.25	4.25	4.25

Future pension increases	3.00	2.75	2.75	—	—	—

Inflation rate	3.00	2.75	2.75	2.50	2.50	2.50

Expected rate of return on plan assets:
Equity	7.00	7.00	7.25	8.00	8.00	8.00

Bonds	4.50	4.50	4.60	5.50	5.50	5.50

Property	7.00	7.00	7.25	n/a	n/a	n/a

Cash and other	5.00	5.00	5.00	5.00	5.00	5.00

Weighted average expected return across plans	5.55	5.60	5.70	6.30	6.75	7.00

Over the past year, we have reviewed the mortality experience of the principal plans in the UK and the USA. For the UK, these investigations concluded that the current mortality assumptions needed to be updated and the short cohort has been applied to the mortality tables used in retirement (i.e. PA(90) rated down 5 years for current pensioners and PXA92 (C=2014) for future pensioners). In the USA, the mortality table “RP-2000 projected to 2010” has been adopted in retirement for both current and future pensioners. Further reviews will be undertaken in 2007 as part of the tri-annual actuarial valuation of the principal UK plan and the annual actuarial valuation of the US plan.

Life expectancies arising from the mortality tables the group has used are:

	UK	UK	UK	US	US	US

	2006	2005	2004	2006	2005	2004

Current pensioners (at age 65 – males)	19.1	18.0	18.0	17.7	16.7	16.7

Current pensioners (at age 65 – females)	23.8	22.5	22.5	20.1	21.3	21.3

Future pensioners (at age 65 – males)	20.8	19.3	19.3	17.7	16.7	16.7

Future pensioners (at age 65 – females)	23.6	22.3	22.3	20.1	21.3	21.3

Additional assumptions for post-employment medical plans:

	2006	2005	2004

Annual increase in healthcare costs for US healthcare plans – initial	9.0%	9.0%	10.0%

Annual increase in healthcare costs for US healthcare plans – ultimate	5.0%	5.0%	5.0%

Year that the rate reaches ultimate trend rate	2011	2009	2009

A one percentage point change in the assumed rate of increase/decrease to healthcare costs would have the following effects:

	One percentage point increase	One percentage point decrease

	£m	£m

Effect on the aggregate of the service cost and interest cost	0.3	(0.3)

Effect on defined benefit obligation	4.1	(3.7)

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Notes to the accounts for the 12 months ended December 31, 2006

28	Pensions and other post-employment medical plans continued

The effect of experience gains and losses on plan assets and liabilities are as follows:

	Defined benefit pension plans	Defined benefit pension plans	Defined benefit pension plans	Post- retirement medical benefits	Post- retirement medical benefits	Post- retirement medical benefits

	2006	2005	2004	2006	2005	2004

	£m	£m	£m	£m	£m	£m

Present value of defined benefit obligation	(2,040.4)	(2,012.4)	(1,790.7)	(77.4)	(103.3)	(80.4)

Fair value of plan assets	2,026.9	1,991.6	1,742.2	–	–	–

Net liability	(13.5)	(20.8)	(48.5)	(77.4)	(103.3)	(80.4)

Difference between actual and expected return on plan assets:
Amount (£m)	14.5	107.5	14.5	–	–	–

Percentage of plan assets (%)	0.7%	5.4%	0.8%	–	–	–

Experience gains and (losses) on plan liabilities:
Amount (£m)	(12.4)	(14.6)	115.3	10.4	(14.0)	6.9

Percentage of plan liabilities (%)	0.6%	0.7%	(6.4)%	(13.4)%	13.6%	(8.6)%

As required under IAS 19, the effects of experience gains and losses on plan assets and liabilities shown above exclude the effects of changes in actuarial assumptions.

29	Financial risk management

Exposure to liquidity, credit, and market price risk arises as a result of the day-to-day business activities of the group and the financing of those activities. Derivative financial instruments are used to hedge exposures to fluctuations in interest rates, foreign exchange rates, and energy prices.

a)	Funding and Liquidity Risk

In addition to the high level of free cash flow of the group, Hanson operates a prudent approach to liquidity management using a mixture of long-term debt together with short-term debt, cash and investments to meet its liabilities when due. This approach allows the group to respond quickly to strategic market opportunities as they arise.

The group’s core funding is provided by three $750m bonds maturing in September 2010, March 2013 and August 2016 respectively. In addition the group holds the following facilities:

–	A £500m revolving credit facility, £470m of which expires in April 2011 and £30m of which expires in April 2010. The facility contains a $947m swingline advance facility and a sub-limit of up to £300m for Australian dollar loan note advances.

–	A $475m syndicated credit facility expiring in July 2009. This facility is available to be drawn as either cash advances or standby letters of credit.

–	Two $200m bilateral revolving credit facilities maturing in September 2007.

–	A €100m bilateral revolving credit facility maturing in August 2007.

Committed bank facilities

	Expiring	Remaining

	£m	£m

2006	–	971.2

2007	228.5	742.7

2008	–	742.7

2009	242.7	500.0

2010	30.0	470.0

2011	470.0	–

b)	Credit Risk

Credit risk represents the loss which Hanson would suffer if a counterparty failed to meet its contractual obligations. This is an inherent risk in the day to day operations of the group.

The Board’s policy for mitigating credit risk is to enter into financial transactions with counterparties with a A-/A3 credit rating for long-term transactions and F2/P-2/A2 for short-term transactions. In addition, each counterparty and country are allocated limits for cash and short-term investments. Cash deposits and investments have a maximum term of three months.

At December 31, 2006 there were no significant risk weighted concentrations of credit risk. The maximum exposure under cash and short-term investments to a single counterparty at December 31, 2006 represented no more than 11% of group cash and short-term investments.

c)	Market Risk

Market risk is the risk of loss arising from movements in market variables such as interest rates, exchange rates, and energy prices. Market risk is incurred by Hanson as a result of borrowing to meet its financing obligations, by holding investments which earn interest, by operating in currencies other than sterling and by purchasing commodities as inputs into its operations.

Each of these risks is monitored by the relevant business unit and reviewed by senior management and/or the group Risk Committee.

(i)	Interest rate risk

The group’s policy on interest rate risk is designed to limit the group’s exposure to fluctuating interest rates. This is achieved by limiting the level of floating interest rate exposure to a maximum determined by both the level of debt and the level of operating profit of the group at any point in time. This approach, which is consistent with the group’s target for leverage, will mean, other things being equal, that for any given

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Notes to the accounts for the 12 months ended December 31, 2006

29	Financial risk management continued

level of debt, a higher level of operating profit will result in a higher limit on the level of floating rate debt in the group (and vice versa). Consistent with this policy, at December 31, 2006 the group held 63% of net debt at fixed rates. Hanson uses interest rate swaps as part of fair value hedges, to swap fixed rate debt into floating rates and as part of cash flow hedges to swap floating rate debt into fixed rates, in line with the policy described above. Derivatives are classified separately in the balance sheet as an asset or liability as appropriate.

In respect of interest-earning financial assets and interest bearing financial liabilities, the following table indicates their weighted average effective interest rates at the balance sheet date and the periods in which they reprice or mature. Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. The other financial assets and liabilities of the group that are not included in the table below are non-interest bearing and are therefore not subject to interest rate risk.

The effective interest rate and repricing or maturity analysis is as follows:

						Fixed interest

		Weighted average effective interest rate	Total	At floating interest rates	Total at fixed interest rates	1 year or less	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years

As at December 31, 2006	Notes	%	£m	£m	£m	£m	£m	£m	£m	£m	£m

Financial liabilities:
Bank overdrafts	20	4.79	(141.9)	(141.9)	—	—	—	—	—	—	—

Bank loans*	20	5.77	(364.3)	(265.2)	(99.1)	—	(38.7)	—	(20.1)	—	(40.3)

Commercial paper*	20	4.39	(492.0)	(364.3)	(127.7)	—	(51.1)	(76.6)	—	—	—

Debenture loans*	20	6.52	(1,161.0)	(509.5)	(651.5)	(12.8)	—	—	(191.6)	—	(447.1)

Finance leases	20		(3.4)	—	(3.4)	(1.0)	(0.6)	(0.6)	(0.5)	(0.5)	(0.2)

Other loans	20		(1.4)	—	(1.4)	(0.5)	(0.5)	(0.2)	(0.2)	—	—

			(2,164.0)	(1,280.9)	(883.1)	(14.3)	(90.9)	(77.4)	(212.4)	(0.5)	(487.6)

Less:
Effect of interest rate swaps			—	480.9	(480.9)	(9.9)	(108.4)	76.6	(185.2)	—	(254.0)

Total financial liabilities excluding effect of interest rate swaps			(2,164.0)	(800.0)	(1,364.0)	(24.2)	(199.3)	(0.8)	(397.6)	(0.5)	(741.6)

Financial assets:
Cash and cash equivalents	18	4.83	766.7	766.7	—	—	—	—	—	—	—

Net debt	20		(1,397.3)	(33.3)	(1,364.0)	(24.2)	(199.3)	(0.8)	(397.6)	(0.5)	(741.6)

Floating/Fixed comparison (based on net debt)*				37%	63%
Weighted average fixed rate*					6.3%
Weighted average fixed period*					5.8 years

*Including effect of interest rate swaps
						Fixed interest

		Weighted average effective interest rate	Total	At floating interest rates	Total at fixed interest rates	1 year or less	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years

As at December 31, 2005	Notes	%	£m	£m	£m	£m	£m	£m	£m	£m	£m

Financial liabilities:
Bank overdrafts	20	4.86	(20.9)	(20.9)	—	—	—	—	—	—	—

Bank loans*	20	5.30	(371.2)	(264.1)	(107.1)	—	(0.3)	(42.7)	—	(21.4)	(42.7)

Commercial paper*	20	3.26	(787.4)	(641.8)	(145.6)	—	—	(58.2)	(87.4)	—	—

Debenture loans*	20	6.09	(890.1)	(593.6)	(296.5)	(5.3)	—	—	—	(145.6)	(145.6)

Finance leases	20		(0.8)	—	(0.8)	(0.6)	(0.2)	—	—	—	—

Other loans	20		(2.2)	—	(2.2)	(0.6)	(0.5)	(0.4)	(0.2)	(0.2)	(0.3)

			(2,072.6)	(1,520.4)	(552.2)	(6.5)	(1.0)	(101.3)	(87.6)	(167.2)	(188.6)

Less:
Effect of interest rate swaps			—	540.8	(540.8)	(10.5)	(199.8)	101.0	87.4	(293.3)	(225.6)

Total financial liabilities excluding effect of interest rate swaps			(2,072.6)	(979.6)	(1,093.0)	(17.0)	(200.8)	(0.3)	(0.2)	(460.5)	(414.2)

Financial assets:
Cash and cash equivalents	18	4.21	1,083.0	1,083.0	—	—	—	—	—	—	—

Net debt	20		(989.6)	103.4	(1,093.0)	(17.0)	(200.8)	(0.3)	(0.2)	(460.5)	(414.2)

Floating/Fixed comparison (based on net debt)*				44%	56%
Weighted average fixed rate*					6.3%
Weighted average fixed period*					5.1 years

*Including effect of interest rate swaps

During 2006, $125m of the interest rate swaps relating to the 2010 $750m 7.875% fixed rate bond were cancelled, leaving $375m swapped to floating rates and $125m of the interest rate swaps relating to the 2013 $750m 5.25% fixed rate bond were cancelled, leaving $375m swapped to floating rates. In addition, $250m of the 2016 $750m 6.125% fixed rate bond was swapped to floating rates. During 2005, $250m of the interest rate swaps relating to the 2013 $750m 5.25% fixed rate bond were cancelled, leaving $500m swapped to floating rates at December 31, 2005.

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Notes to the accounts for the 12 months ended December 31, 2006

29	Financial risk management continued

(ii)	Foreign exchange risk

Due to the nature of the group’s products, which are generally uneconomic to transport long distances, there are few foreign exchange transaction exposures in the course of the group’s day-to-day business. The group does, however, have the majority (63.5%) of its net assets in overseas locations denominated in foreign currencies, principally US dollars (42.1% of net assets). As a consequence, changes in exchange rates affect both reported profit and asset values. The exposure of asset values to changes in foreign exchange rates is controlled to an extent by matching a proportion of currency assets with currency liabilities using both debt and foreign exchange contracts. This means that falling overseas exchange rates will result in both lower asset values and lower levels of net debt in sterling terms. The interest cost of currency liabilities also provides a partial hedge for foreign currency income.

The following table summarises the group’s net balance sheet currency exposure as at December 31, 2006:

	2006	2006	2006	2006	2006	2005	2005	2005	2005	2005

	Gross capital employed	Net (debt) cash	Equity share-holders’ funds	Net foreign exchange contracts	Net currency exposure	Gross capital employed	Net (debt) cash	Equity share-holders’ funds	Net foreign exchange contracts	Net currency exposure

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Sterling	1,505.3	292.6	1,797.9	(222.1)	1,575.8	1,225.7	303.6	1,529.3	173.0	1,702.3

US Dollar	1,735.8	(1,239.7)	496.1	125.7	621.8	1,551.2	(691.5)	859.7	(398.6)	461.1

Australian Dollar	590.9	(160.1)	430.8	(54.5)	376.3	598.6	(170.9)	427.7	(92.2)	335.5

Euro	117.1	(328.9)	(211.8)	267.8	56.0	86.1	(549.1)	(463.0)	519.1	56.1

Other	171.5	38.8	210.3	(116.9)	93.4	198.0	118.3	316.3	(201.3)	115.0

Total	4,120.6	(1,397.3)	2,723.3	–	2,723.3	3,659.6	(989.6)	2,670.0	–	2,670.0

(iii)	Energy price risk

Hanson is exposed to price risk on fuel and other energy purchases in its operations. Energy price risk is managed by a combination of physical supply agreements and derivative instruments which together limit the effect of changing prices on the group’s operating profit. Derivative transactions are accounted for as cash flow hedges where the hedge relationship meets the criteria for hedge accounting, and as non-designated hedges where the criteria are not met.

The notional and carrying values of energy hedges outstanding at December 31, 2006 are as follows:

	2006	2005

	£m	£m

Carrying Value	(1.2)	(0.2)

Notional Value	8.6	4.1

The maximum length of time over which energy price risk is hedged using derivatives is one year.

(iv)	Hedging

Hanson uses derivatives to mitigate or hedge market price risk. Hedges are classified into the following types:

Fair value hedges

For effective fair value hedges, the hedging instrument is recorded at fair value on the balance sheet, with changes in fair value being taken through the income statement. The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged. Hanson uses fixed to floating interest rate swaps to hedge the change in fair value of some of its fixed rate debt caused by interest rate movements:

–	$375m of the $750m fixed rate bond maturing in 2010

–	$375m of the $750m fixed rate bond maturing in 2013

–	$250m of the $750m fixed rate bond maturing in 2016

–	£199.8m of fixed rate bank debt

Cash flow hedges

For cash flow hedges, the fair value of the hedge is carried on the balance sheet. The hedged item is either held off-balance sheet or recorded at historic or amortised cost, depending upon the type of transaction. For effective hedges, changes in the fair value of the hedging instrument are taken to equity. They are then recycled through the income statement in the period during which the hedged item impacts the income statement.

Included in the group’s cash flow hedges are US$250m and A$250m of floating to fixed interest rate swaps hedging floating rate borrowings. Other than floating rate borrowings the maximum length of time over which the variability in future cash flows of forecast transactions, is hedged is under one year.

Net investment hedges

The group holds foreign currency denominated debt and forward exchange contracts as hedges of its foreign currency investments. The value of such contracts is set out in the currency exposure table in section c) (ii) of this note.

Non-designated hedges

As IFRS has stringent rules under which hedge accounting may be applied, it is not considered practicable to apply hedge accounting for a small number of hedges (including some hedges of energy). These items are of generally low value. Such hedges are deemed non-designated under IAS 39 and are recognised at fair value on the balance sheet with changes in their fair value being recognised immediately through the income statement.

The amount of hedge ineffectiveness during the year was not significant.

d)	Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties on an arm’s length basis. For financial instruments carried at fair value, market prices or rates are used to determine fair value where an active market

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Notes to the accounts for the 12 months ended December 31, 2006

29	Financial risk management continued

exists. Hanson uses forward prices for valuing forward foreign exchange and commodity contracts and uses swap models with present value calculations based on market yield curves to value interest rate swaps. For short-term assets and liabilities, the carrying amount is approximate to their fair value.

All derivative financial assets and liabilities are shown at fair value on the balance sheet. Under IAS 39 hedge accounting rules, only the portions of the three $750m bonds which form part of an effective fair value hedge are shown at fair value in the balance sheet. The fair value of bonds at December 31, 2006 was £1,178.3m (£940.4m), compared to their carrying value of £1,161.0m as at December 31, 2006.

Fair value of financial assets and liabilities

		2006	2006	2005	2005

		Book value	Fair value	Book value	Fair value

	Notes	£m	£m	£m	£m

Primary financial instruments held or issued to finance the group’s operations:
Current borrowings	20	(824.2)	(824.2)	(911.0)	(911.0)

Non-current borrowings	20	(1,339.8)	(1,357.1)	(1,161.6)	(1,212.3)

Cash and short-term deposits	18	766.7	766.7	1,083.0	1,083.0

Net debt		(1,397.3)	(1,414.6)	(989.6)	(1,040.3)

Derivative financial instruments held to manage the interest rate and currency profile of financial assets and liabilities: Net interest rate swaps	17 and 19	1.5	1.5	6.4	6.4

Derivative financial instruments held to manage cash flows: Commodity swaps	19	(1.2)	(1.2)	(0.2)	(0.2)

Derivative financial instruments held to manage the currency profile of the net asset investment in overseas subsidiaries: Net forward exchange contracts	17 and 19	(0.8)	(0.8)	(5.7)	(5.7)

For those financial assets and liabilities which bear either a floating rate of interest or no interest, fair value is estimated to be equivalent to book value.

For non-current receivables (note 17), payables (note 19) and provisions (note 21) fair value is estimated to be equivalent to book value, and is not included in the table above.

30	Related party transactions

Transactions entered into with related parties are as follows:

	Joint-ventures	Joint-ventures	Joint-ventures	Associates	Associates	Associates

	2006	2005	2004	2006	2005	2004

	£m	£m	£m	£m	£m	£m

Sales to related parties	33.6	27.1	28.1	2.1	3.6	9.0

Purchases from related parties	167.6	168.2	119.1	4.0	6.7	9.9

Details of transactions with Directors are given in the auditable part of the Remuneration report.

Terms and conditions of transactions with related parties

Amounts due from and to joint-ventures and associates are disclosed in notes 17 and 19 respectively. There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2006, the group has not made any provision for doubtful debts relating to amounts owed by related parties £nil (£nil, £nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

31	Subsequent events

There have been no significant events since December 31, 2006.

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Notes to the accounts for the 12 months ended December 31, 2006

32     US accounting information
a)     Comparison of International and US accounting principles

From January 1, 2005, as required by the European Union’s IAS Regulation, the group has prepared its Annual Report and Form 20-F in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), which differ in certain respects from US generally accepted accounting principles (US GAAP). These differences relate principally to the following items, and the effect of each of the adjustments to profit for the financial year and net equity that would be required to reconcile to US GAAP is set out below.

IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (IASB). However, the consolidated financial statements for the periods presented would be no different had the Company applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.As a result of the group’s transition to IFRS on January 1, 2004, the reconciliations of net income and net equity for 2004 published in previous periods have been restated to reflect the restated profit and net equity reported within the Consolidated income statement and Consolidated balance sheet.

Basis of consolidation
Under IFRS, an entity is consolidated where a parent has control over another entity. Control is defined in IAS 27 “Consolidated and Separate Financial Statements” as “the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities”. Under US GAAP, whilst an entity is also consolidated where control exists, FIN 46(R) also requires the consolidation of a Variable Interest Entity (VIE) where the entity is the primary beneficiary by means other than voting rights.

Under IFRS, equity method accounting records the group’s share of profit and its investment in joint-ventures and associates in a single line item. When a joint-venture or associate is fully consolidated under US GAAP, the joint-venture’s or associate’s balance sheet and income statement are recorded on a line by line basis with a corresponding adjustment to minority interest.

Under FIN 46(R), the group is considered to have a variable interest entity in which Hanson is the primary beneficiary. This entity is Piedras y Arenas Baja, S de R L de CV (“Piedras”), a 50% joint-venture which is accounted for as a joint venture operation and therefore equity accounted in the group’s results under IFRS. Under FIN 46(R) Piedras is considered to be a variable interest entity as the total equity investment at risk is not currently sufficient to enable Piedras to finance its activities without additional financial support from other sources. The Hanson group is considered the primary beneficiary of Piedras as it currently provides more than half of the total debt and financial support to the entity and absorbs the majority of the expected losses.

Piedras is an aggregates producer located in Mexico which in 2006 had turnover of £14.4m (£11.9m) and a pre-tax loss of £0.3m (£0.5m). In addition it had net assets at December 31, 2006 of £2.7m (£3.5m). Approximately 71% (80%) of the annual turnover of Piedras is to the group. There is no recourse to the general credit of the Company for creditors (or beneficial interest holders) of the consolidated VIE.

Intangible assets
i)     Goodwill
Under IFRS, goodwill arising on acquisitions completed prior to January 1, 1998 was written off directly to reserves. From December 31, 1997 to January 1, 2004, all acquired goodwill was capitalised and amortised over a period not exceeding 20 years. Since January 1, 2004, goodwill continues to be capitalised, however, amortisation of goodwill ceased at that date. On disposal of a business, the profit or loss on disposal is determined including goodwill reported as part of intangible assets. Under US GAAP prior to January 1, 2002, goodwill arising on acquisitions prior to July 1, 2001, was capitalised and amortised over its estimated useful life, not exceeding 40 years. Under the transition provisions of SFAS 142 “Goodwill and other intangible assets”, goodwill, which arose during the period subsequent to July 1, 2001, was capitalised, but has not been amortised. From January 1, 2002, goodwill is no longer amortised, but is reviewed annually for impairment.

(ii)     Other intangible assets
Since January 1, 2002, separately identified intangible assets arising on acquisitions have been capitalised and amortised over their useful lives of between 1 and 28 years under US GAAP. Separately identified intangible assets recognised since transition to IFRS have been amortised on the same basis as under US GAAP.

(iii)     Capitalised software
Under IFRS, computer software which is deemed not to be integral to the computer hardware is capitalised as part of intangible assets. Under US GAAP, the balances are classified as property, plant and equipment.

Impairment of goodwill
Under IFRS, goodwill is reviewed for potential impairment on an annual basis and where there is an indication that an impairment may have occurred. The impairment is measured by comparing the carrying value of goodwill for each cash generating unit (CGU) with the higher of the fair value less cost to sell and the value in use. Under US GAAP, goodwill impairment reviews are also conducted when an indicator of impairment exists, in addition to an annual impairment review as required by SFAS 142. The potential impairment is identified by comparing the carrying value of each reporting unit with its fair value. Where the carrying value including any separately identifiable intangible assets is greater than the fair value, an impairment loss is calculated based on the excess of the carrying value of goodwill over the implied fair value of goodwill. Where reporting units identified under US GAAP differ from the CGUs identified under IFRS, a reconciling item may arise.

The group’s reporting units are based on its geographical region and product groups. Goodwill is allocated to these reporting units based on the location and product base of acquisitions and disposals at the date of the transaction.

Joint-ventures and associates
The main adjustments that would have been necessary to reconcile the joint-ventures and associates not domiciled within the United States to US GAAP would have been in respect of deferred tax, pensions and goodwill. The group has not included a reconciling item for these adjustments, as the effect on net income and the balance sheet is not material.

Impairment of long-lived assets to be held and used
Under IFRS, property, plant and equipment and intangible assets subject to depreciation and amortisation are assessed for impairment on an annual basis. Where an indicator suggests that there is potential for impairment, a review is completed comparing the recoverable amount with the carrying value of the asset. The recoverable amount is the higher of the value in use based on the expected future cash flows discounted to present value, or the asset’s fair value less costs to sell. Where the carrying value exceeds the recoverable amount, the asset is impaired to the recoverable amount. If in the subsequent period, the indicator which caused the impairment no longer exists and the recoverable amount has improved, the impairment loss should be reversed.

Under US GAAP, such assets are assessed for impairment using a three-step approach. Where an indicator suggests there is potential for impairment, the group determines whether the sum of the estimated undiscounted cash flows attributable to the long-lived assets in question is less than their carrying amount. It is only if the sum of the undiscounted cash flows is less than the carrying value of the asset that an impairment should be recognised. The impairment loss is calculated based on the amount by which the carrying value of the asset exceeds its fair value. When an impairment is recorded against the cost of the asset, it may not be reversed.

Capitalisation of interest costs
Under IFRS, the capitalisation of interest costs is optional. It is the group’s policy under IFRS not to capitalise interest costs. Under US GAAP, interest costs associated with the construction of major assets over a period of time, such as facilities for use by the group, are capitalised as part of the cost of the tangible fixed asset where the impact of the interest cost is material to the financial statements. The interest cost capitalised represents an allocation of the interest cost incurred during the period required to complete construction of the asset. In 2006, interest costs of £131.3m have been incurred. Of that amount £2.3m has been capitalised during the period as part of property, plant and equipment under US GAAP.

Inventory valuation
Under IFRS, valuing inventory on a last-in-first-out (LIFO) basis is not permitted. However, under US GAAP, where the inventory is valued on a LIFO basis for tax purposes in the local state, the same methodology must be used for accounting purposes.

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Notes to the accounts for the 12 months ended December 31, 2006

32	US accounting information continued

Deferred stripping costs
On January 1, 2006, the group adopted EITF 04-6 “Accounting for stripping costs incurred during production in the mining industry” (EITF 04-6). Under IFRS, stripping costs in the post-production phase are capitalised in certain situations where the benefit exceeds one year and are amortised during the period over which the benefit is realised. Under US GAAP, where stripping costs are incurred during this phase, the costs are included as part of the costs of inventory produced.

Derivative instruments and hedging activities
The group enters into derivative instruments to limit its exposure to interest rate, foreign exchange and commodity price risks.

Under UK GAAP until December 31, 2004, certain derivative instruments were not required to be recognised on the balance sheet at fair value. On January 1, 2005, the group adopted IAS 32 and 39 on a prospective basis, requiring designation of hedging instruments and recognition of all derivative instruments at fair value on the balance sheet. The group’s hedging policy remains unchanged but the instruments are accounted for as described in the Accounting policies on page 75.

Under US GAAP, derivative instruments, whether designated as a hedge or not, are required to be recognised on the balance sheet at fair value. From January 1, 2005, the group has applied hedge accounting for the purposes of SFAS 133 “Accounting for derivative instruments and hedging activities” where the requirements of SFAS 133 are met. Prior to that date, hedge accounting was not applied for the purposes of US GAAP and therefore, in 2004, the reconciliation to net income in that period fully reflects the changes in fair value of the derivatives, other than hedges of net investment. Hedges of net investment are the same under US GAAP as under IFRS, being taken to equity.

Transition adjustment
In addition, under US GAAP, transition adjustments were required to include the fair value of derivatives on the balance sheet on the adoption of SFAS 133 at January 1, 2001. For those derivatives considered to be fair value hedges, the January 1, 2001 opening fair value of £17.1m was shown as current assets and liabilities – derivatives and as an adjustment to debt. The adjustment to debt is being subsequently amortised through the income statement over the residual life of the debt. For those derivatives considered to be cash flow hedges, the January 1, 2001 opening value of £0.5m was shown as current assets and liabilities – derivatives, and as an adjustment to other comprehensive income. The amounts in other comprehensive income are recognised in the income statement as the related cash flows are realised.

Pensions
Under both IFRS and US GAAP, the pension cost or credit is determined by reference to the pension liability and the market value of the underlying plan assets. Under IFRS, the group has elected not to apply the corridor approach and all actuarial gains or losses are recognised directly in equity, along with the related tax impact. The corridor approach is applied under US GAAP. Under IFRS, the interest on defined benefit scheme obligations and the expected return on those schemes’ assets are treated as part of finance costs in the Income Statement. Under US GAAP, these items are treated as part of the net periodic pension cost in operating profit.

In 2006, the FASB issued Statement No. 158 “Employers’ accounting for defined benefit pension and other postretirement plans” (SFAS 158) which the group has adopted from December 31, 2006 for US GAAP reporting purposes. As a result, the full defined benefit scheme surplus or deficit as of December 31, 2006 has been recognised in the US GAAP balance sheet.

Share-based payments
Under IFRS, the group applies the fair value method of accounting for its share-based payment schemes. As permitted under the transition rules for IFRS, the group has applied the accounting methodology to awards granted after November 7, 2002. From January 1, 2006 for US GAAP reporting purposes, the group has adopted FASB Statement No. 123 (Revised) “Share-based payments” (SFAS 123R), using the “modified prospective” method. This method requires the group not to restate prior periods but to record the current year charge of awards not vested at the transition date and to continue to report pro forma disclosures as previously required under FASB Statement No. 123 “Accounting for stock based compensation” (SFAS 123).

In 2006, the basis of calculation of income statement charges and balance sheet positions for share based payments is consistent under IFRS and US GAAP. Under US GAAP, for awards granted prior to 2005, the group used a Black Scholes model to calculate the fair value of awards. For awards granted since January 1, 2005, the group has changed its method used to estimate the fair value of certain awards. The Long Term Incentive Plan (LTIP) and Share Option Plan (SOP) are valued using a Monte Carlo simulation model for the portion of awards dependent on market conditions and a Black Scholes model for the portion of awards dependent on non-market conditions. Sharesave awards continue to be valued using a Black Scholes model. The changes in method used to estimate the fair value were made in 2005 in order to be consistent with the estimates used for fair values determined under IFRS.

In periods prior to 2006, the group has applied the intrinsic value method under APB 25 “Accounting for stock issued to employees” as permitted by SFAS 123. In line with the requirements of SFAS 123 and as amended by SFAS 148 “Accounting for stock-based compensation – transaction and disclosure” (SFAS 148), the group provides pro forma disclosure of the impact of applying these standards which are based on a fair value method.

Provisions
Under IFRS, provisions are discounted to reflect the time-value of money based on the estimated timing of cash flows. US GAAP applies a stricter definition, permitting discounting only where the timing of cash flows is fixed or reliably determinable. IFRS requires a current market discount rate to be applied to provisions, whereas in the instances that discounting is permitted US GAAP requires the current rate to be used for new provisions, or changes in estimates for existing obligations, without amendment in subsequent periods.

Accounting for restructuring costs
Under IFRS, restructuring costs are recognised where implementation of a formal plan has begun and communicated with those affected. Costs of leased property, plant and equipment, which will no longer provide economic benefit, are provided for as part of the restructuring plan. Under US GAAP, one-time termination benefits are recognised where a detailed formal plan has been communicated to employees. Where employees are required to continue working until they are terminated to be eligible for the termination benefit and that period exceeds the minimum retention period, the cost is recognised rateably over the retention period. Costs of property, plant and equipment that will continue to be incurred under a leasing contract without economic benefit are recognised once the assets cease to be used.

Non-monetary transactions
Under IFRS, exchanges of assets in return for an equity interest in a joint-venture entity are transferred at the fair value of assets surrendered. The fair value of the equity interest received is measured by its fair value, which is equivalent to the fair value of the assets given up adjusted by the amount of cash transferred. In this instance a proportion of the gain or loss on the transaction is recognised in the equity shareholders’ income statement. When the fair values cannot be reliably measured or the transaction lacks commercial substance, no gain or loss on disposal is recognised.

Under US GAAP, from January 2005, the group has adopted SFAS 153 “Exchanges of non-monetary assets”. The issuance of this standard removes future differences as it is to be applied on a prospective basis. However, there are a number of residual differences on acquisitions prior to this date. Previously, APB Opinion No. 29 “Accounting for non-monetary transactions” provided an exemption to its general principles of measuring such transactions at fair value where the exchange related to similar productive assets. SFAS 153 has removed this exemption for transactions taking place after January 2005.

Foreign exchange gains and losses on disposals of businesses
Prior to the transition date of January 1, 2004, under IFRS, cumulative foreign exchange gains and losses relating to disposals were adjusted within reserves. At the date of transition the group opted to set the reserve to nil and subsequent movements have been recycled on disposal of the related business. Under US GAAP, such gains and losses are also included in determining the profit or loss on disposal but they are tracked from the date of acquisition of the entity.

Deferred tax
Under both IFRS and US GAAP, deferred taxation assets and liabilities are provided on differences between the book and tax

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Notes to the accounts for the 12 months ended December 31, 2006

32	US accounting information continued

bases of assets and liabilities except in certain limited circumstances. Certain assets may have more than one tax base and IFRS requires use of the tax base most relevant to the manner of realisation; for those assets which are not depreciable, depletable or amortisable for tax purposes, the tax base may be nil. US GAAP, however, requires the use of the tax base assuming a disposal of the asset. Accordingly, the tax base and the corresponding temporary difference for certain assets will be different under IFRS and US GAAP.

Under IFRS, deferred tax assets are recognised for future deductions and utilisations of tax carry forwards to the extent that it is more likely than not that suitable taxable profit is expected to be available. Under US GAAP, deferred tax assets are recognised at their full amounts and reduced by a valuation allowance to the extent it is more likely than not that suitable taxable profits will not be available.

Differences in deferred taxation may occur as a result of accounting adjustments between IFRS and US GAAP.

Discontinued operations
Discontinued operations are those clearly distinguishable operations and activities which either ceased or left the group in the accounting period or soon thereafter, including assets held for sale, where it is probable that the sale will complete within one year. Prior to January 1, 2004, assets held for sale were not treated as discontinued operations. IFRS includes equity method investments as part of discontinued operations whereas US GAAP specifically excludes equity method investee from scope.

Acquisition accounting
US GAAP requires that a deferred tax asset or liability be raised to reflect the difference between the tax basis of assets acquired and liabilities assumed, and their fair values at the time of acquisition. The same is true under IFRS. However, where there are differences between the fair values of these assets and liabilities under IFRS and US GAAP, there will be a resulting difference in the deferred tax calculated. The recognition of deferred tax assets or liabilities affects the amount of goodwill recognised on acquisition. IFRS requires that contingent consideration is included within the cost of the consideration at the date of acquisition where it is probable that the resolution of the contingency will result in the transfer of economic benefit and that the amount can be measured reliably. US GAAP, however, only permits recognition of such consideration once the contingency is resolved and the amount to be paid is determinable. Under IFRS, when shares are issued as consideration for an acquisition, the fair value of that consideration is based upon the share price at the date the acquisition is unconditional. Under US GAAP, the acquisition price is based upon the share price over a reasonable period of time before and after the date that the acquisitions are agreed to and announced. Where an acquisition results in negative goodwill, IFRS requires that the excess amount is immediately taken to the income statement. US GAAP requires the excess to initially be proportionally allocated to the fair values assigned to non-current assets.

Asset recognition
Under IFRS, assets which include a degree of uncertainty become recognisable in accordance with the criteria set out in IAS 37 “Provisions, contingent liabilities and contingent assets”. Where such an asset is recognised under IFRS, it is discounted to its present value based on the timing of expected cash flows. Although broadly similar, there are certain circumstances under US GAAP where a contingent asset can only be recognised if additional criteria are met.

New US accounting standards and pronouncements not yet adopted
In September 2006, the FASB issued Statement No. 157 “Fair Value Measurements” (SFAS 157), seeking to clarify the methodology used to measure fair value by emphasizing that market-based measurement should be used as the method to value assets and liabilities. This establishes a fair value hierarchy and incorporates an adjustment for risk in the valuation model. The statement will be applied prospectively from the effective date of January 1, 2008, with limited retrospective effect on financial instruments previously measured at fair value under the initial recognition of FASB Statement 133 “Accounting for derivative instruments and hedging activities”. While it is not possible to determine the financial impact of the prospective element of the statement, the effect of reversing the transition adjustment on adoption of SFAS 133 would be £10.0m credit to US GAAP net equity.

In July 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 requires tax benefits from uncertain positions to be recognised only if it is “more likely than not” that the position is sustainable based on its technical merits. The interpretation also requires qualitative and quantitative disclosures, including discussion of reasonably possible changes that might occur in unrecognised tax benefits over the next 12 months, a description of open tax years by major jurisdiction, and a roll-forward of all unrecognised tax benefits. FIN 48 applies for the group’s financial year beginning 1 January 2007. The group is currently in the process of quantifying the net adjustment to retained earnings as of January 1, 2007, which will arise on adoption of FIN 48.

The Emerging Issues Task Force issued Abstract 06-2 “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 48” (EITF 06-2) in March 2006. The abstract explains that compensated absence during which an employee is not required to carry out any duties in which the compensated absence is required to be earned, must be accrued over the preceding service period. The methodology is applied under IAS 19 “Employee benefits” and has not resulted in a reconciling difference to US GAAP. It is therefore not believed that the adoption of the abstract will have a material impact

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Notes to the accounts for the 12 months ended December 31, 2006

32	US accounting information continued

b)	Net income

	2006	2005	2004

	£m	£m	£m

Profit for the financial year as reported in the Consolidated income statement	401.5	387.6	264.2

Minority interest	(1.1)	(0.3)	0.1

Profit for the year attributable to equity holders of the Company	400.4	387.3	264.3

Adjustments: Intangible assets – amortisation	2.3	1.1	0.6

Intangible assets – impairment*	–	15.5	(321.0)

Investments in joint-ventures	–	0.9	(0.9)

Property, plant and equipment – impairment	(0.2)	(19.6)	–

Property, plant and equipment – depreciation	(0.8)	0.4	(0.5)

Inventory valuation	(2.6)	(1.6)	(3.4)

Receivables	1.1	1.8	21.3

Change in fair value of derivatives	6.4	1.8	(7.8)

Pensions	(26.4)	(31.7)	(15.0)

Share-based payments	(3.2)	(11.2)	(0.2)

Provisions	8.4	(14.9)	(42.0)

Profit and loss on disposals – goodwill	–	(7.2)	3.7

Profit and loss on disposals – cumulative exchange losses	–	4.7	(5.3)

Interest	2.3	2.2	2.1

Taxation on above adjustments	(12.6)	23.7	4.1

Taxation methodology	(11.7)	110.5	73.1

Net income/(loss) as adjusted to accord with US GAAP	363.4	463.7	(26.9)

Arising from:
Continuing operations	335.6	473.2	3.4

Discontinued operations – profit from operations	22.5	14.5	18.2

Discontinued operations – profit/(loss) on disposals	5.3	(24.0)	(48.5)

Net income/(loss)	363.4	463.7	(26.9)

*	Includes goodwill previously written off to reserves under UK GAAP pre 1998

The 2004 taxation methodology adjustment includes the impact of a tax write-up of depreciable fixed assets under a new tax consolidation regime introduced in Australia.

c)	Earnings per share

	2006	2006	2005	2005	2004	2004

	Per share	Per ADS	Per share	Per ADS	Per share	Per ADS

	pence	pence	pence	pence	pence	pence

Basic – income from continuing operations	46.9	234.6	65.0	324.8	0.5	2.3

Basic – income/(loss) from discontinued operations	3.9	19.4	(1.3)	(6.5)	(4.1)	(20.6)

Basic – net income/(loss)	50.8	254.0	63.7	318.3	(3.6)	(18.3)

Diluted – income from continuing operations	46.7	233.0	64.3	321.6	0.5	2.3

Diluted – income/(loss) from discontinued operations	3.8	19.3	(1.3)	(6.5)	(4.1)	(20.4)

Diluted – net income/(loss)	50.5	252.3	63.0	315.1	(3.6)	(18.1)

d)	Statement of comprehensive income

	2006	2005	2004

	£m	£m	£m

Net income/(loss) as adjusted to accord with US GAAP	363.4	463.7	(26.9)

Other comprehensive income:
– Translation adjustment for the period, net of tax of £nil	(124.0)	82.0	(15.5)

– Change in fair value of derivatives and related items, net of tax of £0.7m	1.5	(1.6)	0.4

– Unfunded accumulated benefit obligation and additional minimum liability, net of tax of £0.9m	1.7	(2.4)	0.1

Total comprehensive income/(loss)	242.6	541.7	(41.9)

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Notes to the accounts for the 12 months ended December 31, 2006

32	US accounting information continued

Movements in accumulated other comprehensive income amounts (net of related tax) are as follows:

	Adjustment to initially apply SFAS 158, net of tax	Additional minimum liability	Derivative financial instruments gains/(losses)	Foreign currency translation adjustments	Total

	£m	£m	£m	£m	£m

At January 1, 2004	–	(4.3)	(1.0)	(21.8)	(27.1)

Movement in the year	–	0.1	0.4	(15.5)	(15.0)

At December 31, 2004	–	(4.2)	(0.6)	(37.3)	(42.1)

Movement in the year	–	(2.4)	(1.6)	82.0	78.0

At December 31, 2005	–	(6.6)	(2.2)	44.7	35.9

Movement in the year	–	1.7	1.5	(124.0)	(120.8)

Transition adjustment for adoption of SFAS 158 at December 31, 2006 (net of tax £150.8m)	(308.9)	4.9	–	–	(304.0)

At December 31, 2006	(308.9)	–	(0.7)	(79.3)	(388.9)

e)	Net equity

	2006	2005

	£m	£m

Net equity as reported in the consolidated balance sheet	2,728.8	2,672.3

Minority interests	(5.5)	(2.3)

Attributable to equity holders of the Company	2,723.3	2,670.0

Adjustments:
Intangible assets – goodwill	(50.6)	(45.0)

Intangible assets – other cost	(19.0)	(13.1)

Intangible assets – other accumulated amortisation	4.2	1.1

Intangible assets – net adjustment	(65.4)	(57.0)

Investments in joint-ventures	(18.3)	(20.6)

Property, plant and equipment	11.6	6.1

Receivables	4.1	5.0

Cash	0.4	–

Inventory	(5.1)	(5.3)

Provisions	(42.3)	(63.3)

Defined benefit pension surplus	–	458.2

Defined benefit pension deficit	1.2	27.3

Trade and other payables	(0.7)	(4.9)

Borrowings – derivatives	11.0	9.4

Minority interest	(1.4)	(1.7)

Taxation on above adjustments	9.0	(141.2)

Taxation methodology	154.1	164.1

	58.2	376.1

Net equity as adjusted to accord with US GAAP	2,781.5	3,046.1

In 2006, the group has reclassified its opening liability in respect of share-based payments to net equity.

f)	Cash flow statement

The consolidated statements of cash flows prepared under IFRS present substantially the same information as those required under US GAAP. These statements differ, however, with regard to classification of items within them.

Under US GAAP, cash and cash equivalents for cash flow purposes include short-term liquid resources but not overdrafts. Under IFRS, overdrafts are included within the definition of cash equivalents. Under US GAAP, capitalised interest is treated as part of the cost of the asset to which it relates and thus included as part of investing cash flows; under IFRS all interest is treated as operating activities. Following the adoption of SFAS 123(R) in 2006, the cash flow statement reflects excess tax benefits arising on the vesting of share-based payments as financing cash flows. Under IFRS, the excess tax benefits are recorded as operating cash flows.

	2006	2005	2004

	£m	£m	£m

Cash inflows from operating activities	444.3	473.4	509.6

Cash outflows from investing activities	(778.2)	(460.2)	(208.0)

Cash inflows/(outflows) from financing activities	42.0	(407.1)	(350.5)

Decrease in cash and cash equivalents	(291.9)	(393.9)	(48.9)

Effect of foreign exchange rate changes	(24.0)	82.6	(67.4)

Cash and cash equivalents at January 1	1,083.0	1,394.3	1,510.6

Cash and cash equivalents at December 31	767.1	1,083.0	1,394.3

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Notes to the accounts for the 12 months ended December 31, 2006

32	US accounting information continued

g)	Additional information required by US GAAP in respect of taxation

The components of the income tax (charge)/credit on continuing operations are as follows:

	2006	2005	2004

	£m	£m	£m

Current taxes	(77.0)	(27.1)	(41.0)

Deferred taxes	(23.0)	141.9	80.9

	(100.0)	114.8	39.9

In addition tax of £2.6m was credited directly to Additional Paid in Capital (APIC) in respect of excess tax benefits arising on the vesting of share-based payments in the year.

The effective tax rate on continuing operations differs from the UK statutory rate for the following reasons:

	2006	2005	2004

	£m	£m	£m

UK statutory rate	(131.0)	(111.6)	11.0

Effect of different statutory tax rates of overseas jurisdictions	22.0	34.5	15.0

Utilisation of losses brought forward, net of excess losses	20.3	124.1	2.3

Effect of current year events on prior period tax balances	3.2	52.7	33.8

Impairment	–	–	(82.1)

Benefit from entering into Australian tax consolidation regime	–	–	64.0

Other differences	(14.5)	15.1	(4.1)

Total continuing tax (charge)/credit	(100.0)	114.8	39.9

Significant components of the deferred tax liabilities and assets are as follows:

	2006	2005	2004

	£m	£m	£m

Deferred tax liabilities:

Property, plant and equipment	(457.9)	(481.1)	(469.4)

Pensions and other post-employment medical plans	–	(167.5)	(113.0)

Other	(14.5)	(1.5)	(78.5)

Total deferred tax liabilities	(472.4)	(650.1)	(660.9)

Deferred tax assets:

Asbestos	82.2	116.7	87.9

Pensions and other post-employment medical plans	36.7	–	–

Losses	300.0	190.2	108.0

Other	106.9	175.6	137.2

Valuation allowances	(228.6)	(75.4)	(108.0)

Total deferred tax assets	297.2	407.1	225.1

Net deferred tax liabilities	(175.2)	(243.0)	(435.8)

The group has provisions for taxes that may become payable in future periods as a result of tax audits. It is the group’s policy to establish provisions for taxes that may become payable in future years as a result of an examination by tax authorities. The tax provisions are analysed at each balance sheet date and adjustments are made as events occur to warrant adjustment to the provisions. At any given time, the group is undergoing tax audits in several tax jurisdictions and covering multiple years. The provisions for taxes at December 31, 2006 were £93.5m (£103.0m, £108.5m). The decrease is due to revisions to the best reasonable estimate of the tax exposures, cash paid on certain audits and foreign exchange movement on non UK provisions.

The group has not provided deferred tax liabilities related to differences of its overseas subsidiaries and joint-ventures under Accounting Principles Board Opinion (APB) 23, “Accounting for Income Taxes – Special Areas” as it is the group’s policy to permanently reinvest such earnings. Quantifying the amount of undistributed earnings and deferred tax liabilities is not practical.

“FASB Staff Position No 109-2” Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004”, provides guidance under FASB Statement No. 109, “Accounting for Income Taxes,” with respect to recording any potential impact of the repatriation provisions of the American Jobs Creation Act of 2004. Hanson has determined that the benefits are immaterial to the financial statements at December 31, 2005.

h)	Additional information required by US GAAP in respect of pensions and other post-employment medical plans

A summary of the components of net periodic pension cost for Hanson’s pension plans is as follows:

	2006	2005	2004

	£m	£m	£m

Defined benefit plans	42.8	52.5	39.4

Defined contribution plans	15.5	12.1	7.6

Multi-employer plans	5.7	3.8	3.8

Total pension expense under US GAAP	64.0	68.4	50.8

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Notes to the accounts for the 12 months ended December 31, 2006

32	US accounting information continued

The group has adopted SFAS 158 for pension and other post-employment medical plans reporting under US GAAP on December 31, 2006. The impact of adoption on the balance sheet line items is as follows:

	Before adoption of SFAS 158	Adjustments	After adoption of SFAS 158

Incremental effect of applying SFAS 158 on individual line items in the balance sheet at December 31, 2006	£m	£m	£m

Pension surplus	487.1	(468.8)	18.3

Total assets	7,313.3	(468.8)	6,844.5

Pension deficit	(122.1)	14.0	(108.1)

Total liability	(4,077.0)	14.0	(4,063.0)

Deferred taxation	(326.0)	150.8	(175.2)

Accumulated other comprehensive income	–	(304.0)	(304.0)

Total equity	(2,477.5)	(304.0)	(2,781.5)

The net periodic pension costs for Hanson’s main pension and post-employment medical plans in the UK and US are as follows:

	2006	2006	2006	2005	2005	2005	2004	2004	2004

	UK pensions	US pensions	Post- employment medical plans	UK pensions	US pensions	Post- employment medical plans	UK pensions	US pensions	Post- employment medical plans

	£m	£m	£m	£m	£m	£m	£m	£m	£m

Service cost	22.7	8.8	0.7	19.5	10.2	1.1	26.9	9.1	3.7

Interest cost	65.3	30.0	5.1	66.4	31.1	5.4	63.8	31.0	4.3

Expected return on plan assets	(78.0)	(34.5)	–	(71.1)	(36.2)	–	(67.5)	(39.8)	–

Amortisation of transition assets	–	–	–	–	–	–	(12.0)	–	–

Recognised prior service cost/(income)	2.1	0.4	(0.8)	2.1	0.4	(0.8)	2.1	0.4	(0.6)

Recognised net actuarial loss/(gain)	12.2	12.6	–	16.9	12.4	0.1	16.1	7.2	(2.9)

Net periodic benefit cost	24.3	17.3	5.0	33.8	17.9	5.8	29.4	7.9	4.5

The following information shows the items that would be disclosed under US GAAP for Hanson’s main pension and post-employment medical plans in the UK and USA:

	2006	2006	2006	2005	2005	2005	2004	2004	2004

	UK pensions	US pensions	Post- employment medical plans	UK pensions	US pensions	Post- employment medical plans	UK pensions	US pensions	Post- employment medical plans

	£m	£m	£m	£m	£m	£m	£m	£m	£m

Changes in plan obligations:
Benefit obligation at beginning of year	(1,380.9)	(597.9)	(103.3)	(1,246.7)	(515.3)	(80.4)	(1,188.0)	(525.9)	(87.9)

Service cost	(22.7)	(8.8)	(0.7)	(19.5)	(10.2)	(1.1)	(26.9)	(9.1)	(3.7)

Interest cost	(65.3)	(30.0)	(5.1)	(66.4)	(31.1)	(5.4)	(63.8)	(31.0)	(4.3)

Plan participants’ contributions	(5.7)	–	–	(5.8)	–	–	(6.9)	–	–

Actuarial (loss)/gain	(43.4)	0.1	10.3	(82.5)	(14.5)	(15.8)	(7.2)	(24.7)	(2.6)

Benefits paid	58.2	36.6	10.4	51.5	35.9	9.0	46.1	35.6	8.5

Plan amendments	–	–	–	–	(0.5)	0.3	–	–	3.8

Liabilities assumed in a business combination	(21.6)	–	(0.3)	(11.5)	–	–	–	–	–

Exchange movements	–	73.5	11.3	–	(62.2)	(9.9)	–	39.8	5.8

Benefit obligation at end of year	(1,481.4)	(526.5)	(77.4)	(1,380.9)	(597.9)	(103.3)	(1,246.7)	(515.3)	(80.4)

Changes in plan assets:
Fair value of plan assets at beginning of year	1,396.8	569.3	–	1,217.8	499.7	–	1,150.8	514.7	–

Actual return on plan assets	85.9	38.1	–	185.9	32.4	–	72.4	49.5	–

Employer contributions	40.4	11.1	10.4	28.2	13.4	9.0	33.8	10.1	8.5

Plan participants’ contributions	5.7	–	–	5.8	–	–	6.9	–	–

Benefits paid	(58.2)	(36.6)	(10.4)	(51.5)	(35.9)	(9.0)	(46.1)	(35.6)	(8.5)

Assets acquired in a business combinations	17.4	–	–	10.6	–	–	–	–	–

Exchange movements	–	(70.7)	–	–	59.7	–	–	(39.0)	–

Fair value of plan assets at end of year	1,488.0	511.2	–	1,396.8	569.3	–	1,217.8	499.7	–

Funded status:
Funded status of plans at December 31	6.6	(15.3)	(77.4)	15.9	(28.6)	(103.3)	(28.9)	(15.6)	(80.4)

Unrecognised prior service cost/(income)	–	–	–	8.8	2.8	(8.1)	10.9	2.4	(7.6)

Unrecognised net actuarial loss/(gain)	–	–	–	266.1	209.2	6.8	314.4	181.4	(8.9)

Net amount recognised	6.6	(15.3)	(77.4)	290.8	183.4	(104.6)	296.4	168.2	(96.9)

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Notes to the accounts for the 12 months ended December 31, 2006

32	US accounting information continued

	2006	2006	2006

	UK pensions	US pensions	Post- employment medical plans

	£m	£m	£m

Amounts recognised in the balance sheet for the main pension and post-employment medical plans in the UK and US after the adoption of SFAS 158:
Non-current assets	17.6	0.7	–

Non-current liabilities	(11.0)	(16.0)	(77.4)

Net amount recognised	6.6	(15.3)	(77.4)

Amounts recognised in accumulated other comprehensive income consist of:

	2006	2006	2006	2005	2005	2005	2004	2004	2004

	UK pensions	US pensions	Post- employment medical plans	UK pensions	US pensions	Post- employment medical plans	UK pensions	US pensions	Post- employment medical plans

	£m	£m	£m	£m	£m	£m	£m	£m	£m

Accumulated other comprehensive income at December 31 before adoption of funded status recognition of SFAS 158	–	–	–	–	2.3	–	–	6.9	–

Prior service cost/(credit)	6.7	2.1	(6.3)	–	–	–	–	–	–

Net loss/(gain)	289.5	168.1	(3.6)	–	–	–	–	–	–

Accumulated other comprehensive income (AOCI)	296.2	170.2	(9.9)	–	2.3	–	–	6.9	–

Changes recognised in other comprehensive income:

	2006	2006	2006

	UK pensions	US pensions	Post- employment medical plans

	£m	£m	£m

Changes due to minimum liability and intangible asset recognition prior to adoption of SFAS 158:
Increase/(decrease) in additional minimum liability	–	3.5	–

Increase in intangible asset	–	(1.0)	–

Other comprehensive loss/(income)	–	2.5	–

Adjustment (before tax) to ending AOCI to reflect the adoption of SFAS 158	296.2	167.7	(9.9)

Accumulated other comprehensive income	296.2	170.2	(9.9)

Changes in plan assets and benefit obligations recognised in other comprehensive income:

	2006	2006	2006

	UK pensions	US pensions	Post- employment medical plans

	£m	£m	£m

Net periodic benefit cost	24.3	17.3	5.0

Other comprehensive (loss)/income	–	2.5	–

Total recognised in net period benefit and other comprehensive income	24.3	19.8	5.0

Estimated amounts that will be amortised from accumulated other comprehensive income over the next fiscal year:

	2006	2006	2006

	UK pensions	US pensions	Post- employment medical plans

	£m	£m	£m

Prior service (credit)/cost	(2.1)	(0.3)	0.7

Net actuarial gain	(12.0)	(11.5)	–

Total estimated amortisation (gain)/loss in AOCI	(14.1)	(11.8)	0.7

The accumulated benefit obligation for defined benefit pension plans was £1,888.6m (£1,850m, £1,617.4m) at December 31. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the plans with accumulated benefit obligations in excess of plan assets were £18.8m (£31.8m, £18.5m), £16.4m (£30.6m, £18.2m) and £4.0m (£16.5m, £15.6m).

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Notes to the accounts for the 12 months ended December 31, 2006

32	US accounting information continued

The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

	Pensions UK	Pensions US	Post- employment medical plans

	£m	£m	£m

2007	59.9	34.9	8.6

2008	62.2	34.9	8.6

2009	64.7	35.1	8.6

2010	67.2	35.3	8.5

2011	69.9	35.1	7.5

2012-2016	392.9	187.5	33.3

The US plans’ assets are primarily included in the Hanson Building Materials America Inc. Pension Trust (“Trust“), which invests in listed stocks and bonds. At December 31, 2006, 2005 and 2004 the Trust had no investment in Hanson ordinary shares.

Within the UK, the fund assets are dealt with by several directly invested funds for the periods ended December 31, 2006, 2005 and 2004 where funds did not invest in the shares of the Company.

i)	Additional information required by US GAAP in respect of accounting for the impairment of fixed assets and for fixed assets to be disposed of

A summary of the impairment charges that have been recognised under US GAAP is as follows:

	2006	2005	2004

	£m	£m	£m

Assets to be disposed of	–	–	–

Assets to be held and used	4.3	8.1	372.2

	4.3	8.1	372.2

Disclosed as:
Impairment charges recognised under IFRS:
Operating impairment charges	4.3	23.6	29.8

Discontinued operations’ impairments	–	–	21.9

Operating impairment reversals	(0.2)	(19.6)	(0.5)

Charge for the year under IFRS	4.1	4.0	51.2

Less: Adjustment to goodwill impairment recognised under US GAAP	–	(15.5)	321.0

Plus: Adjustment to property, plant and equipment impairment under US GAAP	0.2	19.6	–

Total charge under US GAAP	4.3	8.1	372.2

Charged against:
Intangible assets – goodwill	–	2.1	324.8

Property, plant and equipment	4.2	5.9	25.4

Investment in joint-ventures	–	–	20.5

Other assets	0.1	0.1	1.5

	4.3	8.1	372.2

In 2006, £0.2m of impairment charges against property, plant and equipment at individual sites within UK Aggregates have been reversed. Under US GAAP the reversal of such impairments is not permitted.

In 2005, previously recognised impairment charges against property, plant and equipment in North America of £19.6m have been reversed. The reversal of such impairments is not permitted under US GAAP. In addition, an impairment of goodwill of £17.6m has been recognised under IFRS. Under US GAAP, £15.5m of this impairment has been recognised previously and therefore the IFRS impairment has been reversed.

Of the amounts charged as impairments in 2004 under IFRS, £nil had been charged in prior years as amortisation under US GAAP or previously impaired under IFRS, and is therefore shown as a reduction in the difference between the charge under IFRS and US GAAP. The operating impairment charge of £29.3m in 2004 under IFRS relates to various operations within North America, the UK and Asia Pacific, where it has been necessary to make an impairment provision for the difference in these operations’ carrying values compared with the higher of their value in use or net realisable value.

j)	Additional information required by US GAAP in respect of accounting for intangible assets subject to amortisation

Other intangible assets subject to amortisation primarily consisting of purchase options, order backlogs and non-compete agreements capitalised since 2003, that have a cost of £33.5m (£35.0m, £12.9m) and an accumulated amortisation charge of £5.6m (£5.5m, £3.4m). The estimated aggregate amortisation expense for each of the next five years is £3.1m, £2.7m, £2.7m, £2.5m and £2.0m.

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Notes to the accounts for the 12 months ended December 31, 2006

32	US accounting information continued

k)	Additional information required by US GAAP in regards to goodwill

An analysis of goodwill of group companies by reporting segment is given below:

	North America Aggregates	North America Building Products	UK Aggregates	UK Building Products	Australia	Asia Pacific	Continental Europe	Total

	£m	£m	£m	£m	£m	£m	£m	£m

As at January 1, 2004	144.2	265.2	308.9	36.0	206.1	61.7	19.5	1,041.6

Currency retranslation	(16.0)	(12.1)	–	–	3.3	(7.6)	3.8	(28.6)

Impairments	–	–	(320.8)	–	–	(4.0)	–	(324.8)

Reallocations	(12.9)	–	–	–	3.0	–	–	(9.9)

Acquisitions	0.3	21.3	12.6	1.1	0.5	0.1	–	35.9

Disposals	(1.6)	–	(0.7)	–	–	(37.9)	–	(40.2)

At December 31, 2004	114.0	274.4	–	37.1	212.9	12.3	23.3	674.0

Currency retranslation	23.6	29.5	–	–	7.7	2.3	(1.4)	61.7

Impairments	(1.6)	–	–	–	–	–	(0.5)	(2.1)

Reallocations	–	–	–	–	(10.0)	–	(17.0)	(27.0)

Acquisitions	34.0	42.4	–	111.9	1.5	–	0.3	190.1

Disposals	(4.6)	–	–	(0.5)	–	–	(3.9)	(9.0)

At December 31, 2005	165.4	346.3	–	148.5	212.1	14.6	0.8	887.7

Currency retranslation	(32.5)	(35.7)	–	–	(10.6)	(1.3)	(0.5)	(80.6)

Acquisitions	50.6	41.0	157.6	16.5	–	–	19.6	285.3

At December 31, 2006	183.5	351.6	157.6	165.0	201.5	13.3	19.9	1,092.4

l)	Additional information required by US GAAP in regards to share-based payments

Hanson has various share-based payment transactions under the Long Term Incentive Plan, Share Option Plan and Sharesave Scheme. A description of the plans is included in note 5 in the Notes to the accounts and where applicable in the Remuneration Report. The fair value of options granted and the fair value of options vested in the years ended 2006, 2005 and 2004 are as follows:

	Long Term Incentive Plan	Sharesave Scheme	Share Option Plan

Fair value of options granted during the years ended:	pence	pence	pence

December 31, 2006	501.5	181.5	–

December 31, 2005	307.7	133.7	76.2

December 31, 2004	–	116.1	81.5

	Long Term Incentive Plan	Sharesave Scheme	Share Option Plan

Total fair value of options vested during the years ended:	£m	£m	£m

December 31, 2006	10.8	0.3	0.6

December 31, 2005	3.1	1.4	0.6

December 31, 2004	4.5	0.7	–

In 2004 and 2003, the group applied historical volatility as its basis to estimate expected volatility for the proforma disclosure required by SFAS 123. In light of guidance provided by IFRS and in conjunction with external advisors, the group has re-evaluated its process for estimating volatility in 2005 resulting in volatility assumptions which are more reflective of market conditions. This process has been applied prospectively for SFAS 123 reporting purposes in 2005. The changes did not have a material impact on the group’s proforma net income or related per share amounts.

In 2006, the group adopted SFAS 123 (Revised) “Share-based payments” (SFAS 123R) using the modified prospective method. The impact of changing from the intrinsic value method under APB 25 “Accounting for stock issued to employees” to the fair value method under SFAS 123(R) in 2006 is to increase income before taxes and net income by £14.7m and £9.7m respectively. The impact on both basic and diluted earnings per share in 2006 is 1.4p per share.

The intrinsic value method of APB 25, as permitted under SFAS 123, continues to be applied to periods prior to January 1, 2006 and as a result the group continues to provide proforma disclosure of the impact of applying SFAS 123 in prior periods as follows:

	2005	2004

	£m	£m

Net income/(loss) as adjusted to accord with US GAAP	463.7	(26.9)

Add back: Compensation expense under APB 25	18.8	7.0

Deduct: Proforma SFAS 123 charge	(8.4)	(8.0)

Proforma net income/(loss)	474.1	(27.9)

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Notes to the accounts for the 12 months ended December 31, 2006

32	US accounting information continued

The proforma disclosure of the impact of applying SFAS 123 in prior periods on earnings per share is as follows:

	2005	2005	2004	2004

	Per share	Per ADS	Per share	Per ADS

	pence	pence	pence	pence

Basic
Net income/(loss) as adjusted to accord with US GAAP	63.7	318.3	(3.6)	(18.3)

Add back: Compensation expense under APB 25	2.5	12.9	0.9	4.8

Deduct: Proforma SFAS 123 charge	(1.1)	(5.7)	(1.1)	(5.4)

Proforma net income/(loss)	65.1	325.5	(3.8)	(18.9)

Diluted
Net income/(loss) as adjusted to accord with US GAAP	63.0	315.1	(3.6)	(18.1)

Add back: Compensation expense under APB 25	2.5	12.8	0.9	4.7

Deduct: Proforma SFAS 123 charge	(1.1)	(5.7)	(1.1)	(5.4)

Proforma net income/(loss)	64.4	322.2	(3.8)	(18.8)

m)	Additional information required by US GAAP in regards to movement in valuation allowances

Provision for doubtful debts	Balance at January 1	Exchange	Additions#	Deductions*	Balance at December 31

	£m	£m	£m	£m	£m

2004	31.5	(2.0)	14.6	(11.7)	32.4

2005	32.4	1.9	6.7	(11.1)	29.9

2006	29.9	(1.5)	7.7	(10.7)	25.4

#	Includes balances acquired through business combinations and amounts charged to costs and overheads
*	Includes balances disposed of with subsidiaries and the excess of amounts written off, over recoveries

Provisions for doubtful debts are recorded based on management’s assessment of prior experience and knowledge of the customer and local economic conditions.

n)	Additional information required by US GAAP in respect of listed securities

Hanson has unconditionally guaranteed the listed debt securities of Hanson Australia Funding Limited which is a 100% owned finance subsidiary of Hanson. The financial statements of this subsidiary are not appended to this document, in accordance with Rule 3-10(b) of Regulations S-X, as Hanson’s consolidated financial statements are contained within the Annual Report and Form 20-F.

Hanson does not believe that at the current time there are any significant restrictions on the ability of the above mentioned finance subsidiary to make its funds available to other group companies.

o)	Remuneration of auditors

	2006	2005	2004

	£m	£m	£m

Audit fees:
Group audit and subsidiary statutory audits	4.0	4.2	4.4

Other regulatory reporting	–	0.2	0.2

	4.0	4.4	4.6

Non-audit fees:
Audit related fees	0.1	0.5	0.7

Tax fees	0.3	0.2	0.9

	0.4	0.7	1.6

Total payments to auditors	4.4	5.1	6.2

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The nature of the business and its financial and trading prospects

Description of business

General development of business

Hanson became a business focused purely on building materials in 1997 following the demerger of the old Hanson conglomerate. The major building materials companies remaining within Hanson at the time were ARC, Hanson Brick and Cornerstone.

Hanson management transformed the business into a world leading building materials company through a series of disposals and acquisitions, the largest of which was the acquisition of the Australian construction materials business, Pioneer International, in May 2000.

Following a series of restructurings, Hanson now operates as four identifiable trading regions: North America (48.4% of 2006 continuing turnover), UK (30.3% of 2006 continuing turnover), Australia and Asia Pacific (14.7% of 2006 continuing turnover), and Continental Europe (6.6% of 2006 continuing turnover).

This structure reinforces a continued focus on our core values of cost and margin control, together with disciplined and proactive growth via capital expenditure and bolt-on acquisitions.

North America

Hanson’s North American operations are organised into two operating groups, Aggregates North America and Building Products North America, with a corporate office in Dallas, Texas.

(a)	Aggregates North America

Aggregates North America, headquartered in Dallas, Texas produces aggregates, ready-mixed concrete, asphalt and cement.

(b)	Building Products North America

Building Products North America, headquartered in Dallas, Texas, is divided into three sub-groups, Pipe & Precast, Brick & Tile and Concrete Paving. Pipe & Precast, also headquartered in Dallas, produces concrete pipes, and products and precast concrete for the US and Canadian markets. Brick & Tile, with its headquarters in Charlotte, North Carolina, produces bricks for the US and Canadian markets from its principal manufacturing factories in Canada, Texas, and the Carolinas, and roof tiles from its plants in Florida, California, Texas and Arizona. Concrete Paving has operations in Florida.

UK

Hanson reports as two groups in the UK, Aggregates UK and Buildings Products UK.

(a)	Aggregates UK

Aggregates UK produces aggregates, slag cement, ready-mixed concrete and asphalt in the UK through its own operations and is a partner in a number of joint-venture companies, the most significant of which is Midland Quarry Products Limited, owned jointly with a member of the Tarmac group of companies.

Included within Aggregates UK are Hanson’s marine dredging operations which, through a wholly owned subsidiary and United Marine Holdings Limited, a joint-venture with a member of the Tarmac group of companies, supply sea-dredged aggregates to the UK, Belgium and Holland.

(b)	Building Products UK

Building Products UK supplies bricks, blocks, concrete products, concrete flooring, precast concrete and packed aggregates products throughout the UK.

Australia and Asia Pacific

In Australia, we are a major supplier of construction materials to the Australian market. Its operations are divided into two operating groups: Construction Materials, which produces ready-mixed concrete and aggregates; and Building Products, which produces blocks, pavers, retaining walls and precast products. Its other major interests include (i) its 25% share in Cement Australia Holdings Pty Ltd, jointly owned with Rinker Group Ltd and Holcim Ltd, which operates cement plants in New South Wales, Tasmania and Queensland, and (ii) Pioneer Road Services Pty Ltd, jointly owned with Shell Australia Ltd, which operates as an asphalt and contracting business.

In Asia Pacific, we operate principally in Malaysia, Hong Kong and Singapore.

Continental Europe

In Continental Europe, we operate various aggregates, ready-mixed concrete and asphalt operations in Spain, the Czech Republic, The Netherlands, Belgium, Germany, Austria and Israel.

Material contracts

A summary of the principal contents of each material contract (not being a contract entered into in the ordinary course of business) entered into by the offeror or any of its subsidiaries during the period beginning two years before the commencement of the offer period, including particulars of dates, parties, terms and conditions and any consideration passing to or from the offeror or any of its subsidiaries.

For details relating to the Deposit Agreement under which the Hanson ADSs were issued, the indentures under which the group’s public bonds were issued and various agreements and indemnities relating to the demergers, see under the heading “Exhibits” included in Hanson PLC’s 2006 Annual Report and Form 20-F filed with the Securities and Exchange Commission.

In August 1998, an agreement was reached under which, for a one-off premium and related transaction costs totalling $275m, insurance cover of $800m (after payment by the group of the first $100m of remediation costs arising since January 1, 1998) was available to meet the costs of remediating the environmental liabilities relating to the former Koppers’ company operations of Beazer plc (“Beazer”) (acquired by Hanson in 1991). The insurance cover is provided by the subsidiaries of two leading reinsurance companies, Centre Solutions (a member of the Zurich Group) and Swiss Re. Administration of the environmental remediation programme will continue to be carried out by Beazer.

In April 2005, we entered into a £500m multi-currency revolving credit facility arranged by Barclays Capital and J.P. Morgan plc with a syndicate of banks, £470m of which expires in April 2011 and £30m of which expires in April 2010. This facility contains a $947m swingline advance facility and a sub-limit of up to £300m for Australian dollar loan note advances. In addition, in July 2004, we entered into a five year $475m facility arranged by Banc of America Securities Limited and Citigroup Global Markets Limited with a syndicate of banks. This facility is available to be drawn as either cash advances or standby letters of credit.

In August 2006, we entered into an indenture with The Bank of New York as trustee. Under the indenture, we can issue an unlimited amount of debt securities. In August 2006, we issued $750m in aggregate principal amount of notes. The notes bear interest at the rate of 6.125% per year and will mature on August 15, 2016.

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PART VIII

SUMMARY OF THE TERMS OF THE LOAN NOTES

The Loan Notes will be created by a resolution of the board of Lehigh (or a duly authorised committee thereof) and will be constituted by the Loan Note Instrument executed by Lehigh and guaranteed by HeidelbergCement. The issue of the Loan Notes will be conditional on the Scheme becoming effective in accordance with its terms. Lehigh reserves the right not to issue any Loan Note if, on or before the date on which the Scheme becomes effective in accordance with its terms, valid elections have not been received in respect of at least £40,000,000 in nominal value of the Loan Notes. If the Loan Notes are not issued, Hanson Shareholders electing for the Loan Note Alternative will instead receive cash in accordance with the terms of the Proposals. The Loan Note Instrument will contain provisions, inter alia, to the effect set out below.

1.	Form and status

The Loan Notes will be issued by Lehigh in amounts and integral multiples of £1. The Loan Notes will constitute unsecured and unsubordinated obligations of Lehigh and will be guaranteed as to principal and accrued interest by HeidelbergCement. The Loan Notes will be evidenced by certificates and will be registered, but will not be transferable save as set out in paragraph 6 of this Part VIII. The Loan Note Instrument will not contain any restrictions on borrowings, disposals or charging of assets by Lehigh or any member of the HeidelbergCement Group.

2.	Interest

Until such time as the Loan Notes are redeemed, repurchased or repaid in full, interest will be payable by Lehigh on the principal amount of the Loan Notes. Interest shall accrue from day to day and will be calculated on the basis of a 365 day year and will be payable twice yearly in arrears (subject to any deduction or withholding required for or on account of tax) on 30 June and 31 December in each year or, if any such day is not a Business Day, on the subsequent Business Day (Interest Payment Dates) in respect of each Interest Period (as defined in the following sentence) at the rate specified in the next paragraph, except that the first payment of interest on any Loan Notes, which will be made on December 31, 2007, will be in respect of the period from and including the date of issue of the relevant Loan Notes up to (but excluding) that date. In respect of each Loan Note, such period and each subsequent period commencing on an Interest Payment Date and ending on the date immediately preceding the next Interest Payment Date is referred to as an Interest Period.

The rate of interest on the Loan Notes in respect of each Interest Period will be 0.5 per cent. below the six-month sterling LIBOR to be determined on the first Business Day of the relevant Interest Period.

3.	Repayment and redemption

Noteholders shall be entitled to require Lehigh to repay the whole or any part of the principal amount of any Loan Notes held being a minimum amount of £500 or any integral multiple thereof on any Interest Payment Date (provided that the Loan Notes have been on issue for more than six months), on giving not less than 30 days prior notice in writing to the Loan Note registrars, Lloyds TSB Registrars of The Causeway, Worthing, West Sussex BN99 6DA, to expire on or before the relevant redemption date accompanied by the certificate(s) for all of the Loan Notes to be repaid and a notice of redemption (duly completed), provided that no such notice may be given in respect of any Loan Note in respect of which a notice of redemption has previously been given by Lehigh. If not previously redeemed, the final redemption date will be December 31, 2011. Any Loan Note outstanding on the final redemption date will be redeemed at par together with any accrued interest (subject to any deduction or withholding required for or an account of tax) on that date.

If, at any time on or after December 31, 2009, the aggregate nominal amount of all Loan Notes outstanding equals or is below £20,000,000, Lehigh shall be entitled, on giving the remaining Noteholders not less than 30 days notice in writing, to redeem some or all of the outstanding Loan Notes on the relevant Interest Payment Date at par together with accrued interest (subject to any deduction or withholding required for or on account of tax) up to but excluding the date of payment.

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Every Noteholder, any of whose Loan Notes are due to be redeemed under any of the provisions described in this Part VIII, shall not later than the due date for such redemption deliver up such Loan Note certificates to Lehigh or as Lehigh shall direct and, if any Loan Note certificate so delivered up represents part of the principal not then due to be redeemed, Lehigh will issue to such Noteholder a new Loan Note certificate for the balance of the principal due to him and not so redeemed. Unless and until a Loan Note certificate (or an indemnity in respect of the loss thereof in a form reasonably satisfactory to Lehigh) is delivered as aforesaid, Lehigh shall not be under any obligation to repay the principal payable and any accrued interest thereon.

4.	Repayment on default

Any Noteholder shall be entitled to require all or any part (being £500 nominal amount or any integral multiple thereof) of the Loan Notes held by him to be repaid immediately at par together with accrued interest (subject to any deduction or withholding required for or on account of tax) upon the happening of any of the following events:

(A)	Lehigh fails to pay any principal or interest payable in respect of any Loan Note by the date which is 21 days after such principal or interest became payable by Lehigh; or

(B)	Lehigh fails to perform or observe any of its material obligations under the Loan Note Instrument or the Loan Notes and (except in the case of a failure to observe a payment obligation) such failure continues for a period of 30 Business Days after receipt by Lehigh of written notice thereof given by the relevant Noteholder; or

(C)	the beneficiary of an encumbrance takes possession of, or a trustee, receiver or an administrator or similar officer is appointed, or an administration order is made in respect of, Lehigh or HeidelbergCement or in respect of the whole or a substantial part of the undertaking of Lehigh or HeidelbergCement or any analogous proceedings in a relevant jurisdiction occur and such person has not been paid or such order discharged within 30 days; or

(D)	an order is made or an effective resolution is passed for the winding-up or dissolution of Lehigh or HeidelbergCement or any analogous proceedings in a relevant jurisdiction occur (other than for the purposes of a reconstruction or an amalgamation or a member’s voluntary winding-up upon terms previously approved by an Extraordinary Resolution (as defined in paragraph 7 of this Part VIII)); or

(E)	Lehigh or Heidelberg makes an arrangement or composition with its creditors generally or makes an application to a court of competent jurisdiction for protection from its creditors generally; or

(F)	any proceedings being commenced in relation to the Company or HeidelbergCement under any law, regulation or procedure relating to bankruptcy, insolvency or readjustment of debts which would have a material adverse effect on the Company’s ability to perform its obligations under this Loan Note Instrument or the HeidelbergCement’s obligations under the Guarantee.

5.	Purchase and cancellation

Lehigh may purchase by agreement any Loan Notes which have been in issue for more than six months at any price by tender or private treaty. Any Loan Notes repaid, redeemed or purchased by Lehigh shall be cancelled and shall not be available for re-issue.

6.	Transfer

The Loan Notes will not be transferable, other than by a holder of Loan Notes to Lehigh or to a spouse/civil partner, parent, child, stepchild, adopted child or a family trust, or by a trustee who receives Loan Notes pursuant to the exercise of options or vesting of awards under any Hanson Share Scheme to the relevant beneficial owner of such Loan Notes.

7.	Modification

Apart from changes which are not prejudicial to Noteholders or are of a formal, minor or technical nature, the provisions of the Loan Note Instrument may be modified, abrogated or compromised only with the sanction of an extraordinary resolution passed by a majority of not less than 75 per cent. of the votes cast at a duly convened meeting of Noteholders (an Extraordinary Resolution) and with the consent of Lehigh.

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8.	Guarantee

The Loan Notes will be irrevocably guaranteed as to principal and accrued interest by HeidelbergCement.

9.	Currency conversion

On a redemption of the Loan Notes by Lehigh or any Noteholder on or after the first anniversary of the date of issue of the relevant Loan Notes, Lehigh or any Noteholder may, by prior notice in writing to the holder of Loan Notes or Lehigh (as the case may be) of not less than 28 days, pay to the Loan Note holder in lieu of and in satisfaction of the principal amount of the Loan Note to be redeemed, together with interest accrued, an amount of Euros equal to the amount in Euros that the sterling amount equal to the principal amount of the Loan Note to be redeemed together with interest to be paid, could have purchased on the date 28 days before the date of repayment at the spot rate for the purchase of Euros with sterling certified by Lehigh as prevailing at 11.00 a.m. (London time), on that day, rounded up if necessary to the nearest half a cent provided that the principal amount repaid shall be no less or more than (and if it would otherwise be, shall be equal to) 99.5 per cent. or 100.5 per cent. of the amount in Euros that the sterling amount of the principal to be repaid and accrued interest to be paid could have purchased on the date of the repayment (at the rate certified by Lehigh in accordance with the terms set out above). The certificate of Lehigh shall, in the absence of manifest error, be final and binding.

10.	Governing law

The Loan Notes and the Loan Note Instrument will be governed by and construed in accordance with English law and the English courts shall have exclusive jurisdiction. The Guarantee will be governed by English law and both the English and German courts shall have jurisdiction.

11.	Offer restriction

Loan Notes that may be issued pursuant to the Proposals have not been and will not be registered under the Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and state securities laws.

Unless Lehigh otherwise determines, the relevant clearances and registrations have not been, nor will they be, sought or obtained, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be publicly offered in compliance with applicable securities laws of Australia, Canada or Japan (or any province or territory thereof, if applicable) or any other jurisdiction. Accordingly, the Loan Notes (subject to certain exceptions) may not be offered, sold, resold, transferred, or delivered, directly or indirectly, in, into or from, Australia, Canada or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction. No other listing authority (including the UK Listing Authority) or equivalent has reviewed, approved or disapproved of this announcement, the Proposals or the Loan Notes, nor has it expressed a view on the accuracy or adequacy of this document.

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PART IX

FURTHER TERMS OF THE LOAN NOTE ALTERNATIVE

If you hold Scheme Shares in certificated form and you are eligible to elect for the Loan Note Alternative, to do so you must complete the green Loan Note Form of Election in respect of your holding of Scheme Shares, to be received by post or by hand (during normal business hours) by Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London, EC4R 0AX by 6:00 p.m. on July 31, 2007.

If your Scheme Shares are held in uncertificated form through CREST and you are eligible and wish to elect for the Loan Note Alternative then you should send (or if you are a CREST personal member, procure that your CREST sponsor sends) a transfer to escrow instruction (a TTE Instruction) to CRESTCo in accordance with the instructions set out below.

Please telephone the shareholder helpline on 0800 174 350, or if telephoning from outside the UK on +44 1903 276 345, if you need further copies of the Loan Note Form of Election or if you have any questions relating to the Loan Note Form of Election.

The availability of the Loan Notes to Overseas Persons may be affected by the laws of jurisdictions other than the United Kingdom. Overseas Persons should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Person to satisfy himself as to the full observance of the laws of the relevant jurisdictions in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

Restricted Overseas Persons and US Holders may not participate in the Loan Note Alternative, will not be entitled to receive Loan Notes and will be entitled to receive only cash consideration pursuant to the Scheme.

If any Restricted Overseas Person or US Holders purports to make an election, in full or in part, pursuant to the Loan Note Alternative, then such Restricted Overseas Person or US Holders will be deemed to have elected to receive only cash consideration and will be entitled to receive only cash consideration pursuant to the Scheme.

If the issue of Loan Notes to any Hanson Shareholder would or may infringe the laws of any jurisdiction outside the United Kingdom or necessitate compliance with any registration or other special requirement, the Scheme provides that such Loan Notes will not be issued to the relevant Hanson Shareholder unless Lehigh agrees.

The Loan Notes, which may be issued pursuant to the Proposals, have not been and will not be registered under the Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and such state securities laws.

No Loan Note has been nor will be registered under the relevant securities laws of Japan and any relevant clearance and registration have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission or with the Japanese Ministry of Finance. Accordingly, unless otherwise determined by Lehigh and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly in or into Canada, Australia or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

Overseas Persons should inform themselves about and observe any applicable legal or regulatory requirements. If you are in any doubt about your position, you should consult your professional adviser in the relevant territory.

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1.	Electing to receive the Loan Note Alternative

Hanson Shares in certificated form

To elect to receive the Loan Note Alternative in respect of some or all of your Scheme Shares held in certificated form, you must complete and return a green Loan Note Form of Election. If you have more than one holding of Hanson Shares, you are requested to complete a separate Loan Note Form of Election for each holding of Hanson Shares. You must check that the details in Section B of the Loan Note Form of Election are correct (and, if your details have changed, please update where indicated). Please also fill in Box C, if appropriate. If you wish to receive Loan Notes in respect of ALL of your registered holding of Hanson Shares, you must insert the number of certificated Hanson Shares you own in Box A. Alternatively, you may also write the word ‘ALL’ in Box A. If you only wish to elect to receive Loan Notes in respect of some (but not all) of your registered holding of Hanson Shares, you must insert the number of Hanson Shares in respect of which you wish to receive Loan Notes in Box A. If you do not insert any number in Box A, or if the number inserted in Box A exceeds the number of Hanson Shares registered in your name (but the Loan Note Form of Election is otherwise validly completed) you will be deemed to have made an election for Loan Notes in respect of all of your registered holding of Hanson Shares.

You must then (if you are an individual) sign Section D of the Loan Note Form of Election in the presence of a witness who should also sign in accordance with the instructions printed on it. A company may affix its common seal in Section D, which should be affixed and witnessed in accordance with its articles of association or other regulations. Alternatively, a company to which section 36A of the UK Companies Act 1985 applies may execute the Loan Note Form of Election as a deed by two directors or one director and the company secretary signing and dating in the appropriate execution part of Section D. A company incorporated outside Great Britain may execute the Loan Note Form of Election by any person duly authorised who may sign in accordance with the laws of the territory in which the relevant company is incorporated. In all cases where a company executes the Loan Note Form of Election, the name of the company must be inserted above the signature.

A completed Loan Note Form of Election (together with your share certificate(s) and/or other document(s) of title or indemnities in respect of lost share certificates satisfactory to Lehigh) should be returned, signed and witnessed in accordance with the instructions printed thereon, by post or by hand (during normal business hours) to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX as soon as possible, but in any event so as to be received by 6:00 p.m. on July 31, 2007. No acknowledgement of receipt of documents will be given.

Hanson Shares in uncertificated form

If your Hanson Shares are held in uncertificated form you should take (or procure to be taken) the action set out below to transfer the Hanson Shares in respect of which you wish to elect for the Loan Note Alternative to an escrow balance, using a TTE instruction specifying Lloyds TSB Registrars (in its capacity as a CREST participant under Lloyds TSB Registrars’ participant ID referred to below) as the escrow agent, as soon as possible and in any event so that the TTE instruction settles no later than 6:00 p.m. on July 31, 2007.

If you are a CREST Personal Member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Scheme Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to CRESTCo in relation to your Scheme Shares. You should send (or, if you are a CREST personal member, procure that your CREST sponsor sends) a TTE instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo’s specifications and which must contain, in addition to the other information that is required for a TTE instruction to settle in CREST, the following details:

•	The number of Scheme Shares to be transferred to an escrow balance – which, for this purpose, is only those Scheme Shares for which you wish to receive Loan Notes as consideration.

•	Your member account ID.

•	Your participant ID.

•	Participant ID of the escrow agent Lloyds TSB Registrars in its capacity as a CREST Receiving Agent. This is 2RA50.

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•	Member account ID of the escrow agent. This is HANSON01.

•	Intended settlement date. This should be as soon as possible and in any event not later than 6:00 p.m. on July 31, 2007.

•	The corporate action ISIN number for the acquisition. This is GB0033516088.

•	The TTE instruction should be inputted with CREST standard delivery instruction priority of 80.

•	A contact name and telephone number inserted in the shared note field.

After settlement of the TTE instruction, you will not be able to access the Scheme Shares concerned in CREST for any transaction or for charging purposes. If the Scheme becomes effective, the escrow agent will transfer the Scheme Shares concerned to Lehigh. You are recommended to refer to the CREST Manual published by CRESTCo for further information on the CREST procedures outlined above.

You should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE instruction relating to your Scheme Shares to settle prior to 6:00 p.m. on July 31, 2007. In this connection, you are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Please note that, if you elect for the Loan Note Alternative in respect of Scheme Shares which are held in CREST and if you fail to give the TTE instruction to settle prior to 6:00 p.m. on July 31, 2007 in accordance with the instructions set out above, your election for the Loan Note Alternative will to that extent be invalid and you will receive cash as if you had not elected for the Loan Note Alternative.

If any Loan Note Form of Election is received after the time and date upon which the Loan Note Alternative closes or is received before such time and date but is not valid or complete in all respects as at such time and date, such election shall, for all purposes, be void and the person purporting to make such election shall not, for any purpose, be entitled to receive any Loan Notes under the Loan Note Alternative but will instead receive cash consideration pursuant to the Scheme.

2.	Other terms relating to the Loan Note Alternative

(a)	Each Hanson Shareholder by whom, or on whose behalf, a Loan Note Form of Election is, in due course, executed and lodged by post or by hand (during normal business hours) with the Company’s Registrars, Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX (or otherwise with Lehigh or its agents), irrevocably undertakes, represents, warrants and agrees (so as to bind him, his heirs, successors and assigns) to and with Lehigh and the Receiving Agent to the effect that the execution of the Loan Note Form of Election shall, conditionally on (and with effect from) the Scheme becoming effective, constitute:

(i)	an irrevocable authority pursuant to which Lehigh shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of Hanson or any class of its shareholders) attaching to such Loan Note Elected Shares;

(ii)	an authority to Hanson from such Hanson Shareholder to send any notice, warrant, document or other communication issued after the Effective Date which may be required to be sent to him as a member of Hanson (including any share certificate(s) or other document(s) of title issued as a result of conversion of such Loan Note Elected Shares into certificated form) to Lehigh c/o Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX;

(iii)	an authority to Lehigh or any director of Lehigh to sign any instrument of transfer and/or any consent to short notice on behalf of such Hanson Shareholder in respect of, and/or to attend and/or execute a form of proxy in respect of, such Loan Note Elected Shares (and/or, where appropriate, any appointment pursuant to section 375 of the UK Companies Act 1985) appointing any person nominated by Lehigh to attend general

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meetings and separate class meetings of Hanson or its members (or any of them) (and any adjournment thereof) and further to exercise or refrain from exercising the votes attaching to such Loan Note Elected Shares on behalf of such Hanson Shareholder; and

(iv)	the agreement of such Hanson Shareholder not to exercise any of such rights without the consent of Lehigh and the irrevocable undertaking of such Hanson Shareholder not to appoint a proxy or corporate representative to attend, and not himself to attend, any such general meeting or separate class meeting.

(b)	Without prejudice to any other provisions of this Part IX, Lehigh reserves the right (subject to the terms of the Proposals and the provisions of the Code) to treat as valid in whole or in part any election for the Loan Note Alternative which is not entirely in order. In that event, no Loan Notes will be issued in respect of such election under the Loan Note Alternative until after the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to Lehigh have been received.

(c)	The Loan Note Form of Election and all elections thereunder, all action taken or made or deemed to be taken or made pursuant to any of these terms and the relationship between a Hanson Shareholder and Lehigh or the Receiving Agent shall be governed by and interpreted in accordance with English law.

(d)	Execution of a Loan Note Form of Election by or on behalf of a Hanson Shareholder will constitute his/her agreement that the Courts of England are (subject to paragraph 2(e) below) to have exclusive jurisdiction to settle any dispute which may arise in connection with the creation, validity, effect, interpretation or performance of the legal relationships established by the Loan Note Form of Election or otherwise arising in connection with the Proposals and the Loan Note Form of Election, and for such purposes that he/she irrevocably submits to the jurisdiction of the Courts of England.

(e)	Execution of the Loan Note Form of Election by or on behalf of a Hanson Shareholder will constitute his/her agreement that the agreement in paragraph 2(d) above is included for the benefit of Lehigh, the Receiving Agent and/or its or their respective agents and accordingly, notwithstanding the exclusive agreement in paragraph 2(d) above, each of Lehigh, the Receiving Agent and/or its or their respective sole agents shall retain the right to, and may in its absolute discretion, bring proceedings in the courts of any other country which may have jurisdiction and that the electing shareholder irrevocably submits to the jurisdiction of the courts of any such country.

(f)	All powers of attorney, appointments as agent and authorities on the terms conferred by or referred to in this document or in the Loan Note Form of Election are given by way of security for the performance of the obligations of the Hanson Shareholder concerned and are irrevocable (in respect of powers of attorney in accordance with section 4 of the UK Powers of Attorney Act 1971) except as required by law or as determined by the Panel in accordance with the Code.

(g)	No acknowledgement of receipt of any Loan Note Form of Election, communication, notice, share certificate(s) and/or other document(s) of title will be given by or on behalf of Lehigh.

(h)	All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from any Hanson Shareholders (or their designated agents) will be delivered by or sent to or from them (or their designated agents) at their own risk. No such document shall be sent to an address in the United States, Canada, Australia or Japan.

(i)	Lehigh and/or its agents reserve the right to notify any matter to all or any Hanson Shareholder(s) with (i) registered addresses outside the UK or (ii) whom Lehigh and/or its agents know to be nominees, trustees or custodians for such Hanson Shareholder(s) with registered addresses outside the UK by announcement in the UK or paid advertisement in any daily newspaper published and circulated in the UK or any part thereof, in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any such shareholders to receive or see such notice. All references in this document to notice in writing, or the provision of information in writing, by or on behalf of Lehigh and/or its agents shall be construed accordingly.

(j)	The Company may, in its sole discretion, at any time prior to the Loan Note Deadline, cancel any election made for the Loan Note Alternative at the request of any Hanson Shareholder who has validly elected for the Loan Note Alternative. Consequently, if any election for the

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Loan Note Alternative is so cancelled, the Receiving Agent, will (in relation to the Scheme Shares in respect of which such elections have been made) immediately after the date on which the Company notifies the relevant Hanson Shareholders that their elections for the Loan Note Alternative have been cancelled (or within such longer period as the Panel may approve, not exceeding 14 days from the date on which such notification is made): (i) return share certificates and/or other documents of title relating to such Scheme Shares by post (or other such method as may be approved by the Panel); and (ii) give transfer from escrow instructions to CRESTCo to transfer all such Scheme Shares which are held in escrow balances and in relation to which it is the escrow agent for the purposes of the Scheme to the original stock accounts of the holders of Scheme Shares concerned. All documents sent to holders of Scheme Shares or their appointed agents in these circumstances will be sent at their own risk.

(k)	If you hold your Scheme Shares in certificated form, if the Scheme does not become effective in accordance with its terms, all documents of title lodged pursuant to the Scheme will be returned by post within 14 days of the Scheme lapsing, at the risk of the Hanson Shareholders. If you hold your Scheme Shares in uncertificated form, and the Scheme does not become effective in accordance with its terms, the Receiving Agent as the escrow agent, will transfer back to you all of your Scheme Shares that were transferred to the escrow balance.

(l)	Neither Lehigh nor any of its respective advisers or any person acting on its behalf shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of elections under the Loan Note Alternative on any of the bases set out in this Part IX or otherwise in connection therewith.

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PART X

TAXATION

A	United Kingdom Taxation

The following paragraphs, which are intended as a general guide only, are based on current UK legislation and what is understood to be current HMRC practice, both of which are subject to change, possibly with retrospective effect. They summarise certain limited aspects of the UK taxation treatment of the Proposals, and do not purport to be a complete analysis of all tax considerations relating to the Proposals. The following paragraphs do not constitute tax advice and relate only to the position of Hanson Shareholders who are resident or, in the case of individuals, ordinarily resident in the UK for taxation purposes, who hold their Scheme Shares as an investment (other than under a personal equity plan or an individual savings account), who are the absolute beneficial owners of their Scheme Shares, and who have not (and are not deemed to have) acquired their Scheme Shares by virtue of an office or employment. Each Hanson Shareholder should seek advice from an appropriate independent professional tax adviser regarding the tax consequences of accepting the Scheme in their own particular circumstances.

Special tax provisions may apply to Hanson Shareholders who have acquired or who acquire their Scheme Shares by exercising options or receiving vested Hanson Shares under the Hanson Share Schemes. Such shareholders are advised to seek professional independent tax advice.

1.	UK taxation of chargeable gains

Liability to UK taxation of chargeable gains will depend on a Hanson Shareholder’s individual circumstances and on the form of consideration received.

(a)	Cash

(i)	The receipt by a Hanson Shareholder of cash consideration payable under the terms of the Scheme will constitute a disposal or part disposal of his Scheme Shares for the purposes of UK taxation of chargeable gains which may, depending on the Hanson Shareholder’s individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to UK taxation of chargeable gains or an allowable loss.

(ii)	There are various reliefs which could apply to reduce any chargeable gain which arises, including:

(A)	for individual Hanson Shareholders, taper relief may apply to reduce the amount of any chargeable gain arising on the disposal of the Scheme Shares that is chargeable to UK capital gains tax, depending on, inter alia, the period for which the Scheme Shares have been held. For Hanson Shareholders who acquired their Scheme Shares prior to April 1998, an indexation allowance may apply for the period prior to April 1998 but not in respect of any period thereafter; and

(B)	for Hanson Shareholders within the charge to UK corporation tax, an indexation allowance may apply to reduce any chargeable gain arising on the disposal of the Scheme Shares.

(b)	Loan Note Alternative

(i)	The tax treatment of Hanson Shareholders who receive Loan Notes under the Loan Note Alternative will depend on whether the relevant Hanson Shareholder is an individual or is within the charge to UK corporation tax.

(ii)	For individual Hanson Shareholders, the Loan Notes should not be “qualifying corporate bonds” within the meaning of section 117 of the UK Taxation of Chargeable Gains Act 1992 (TCGA). Accordingly, any gain or loss which would otherwise have arisen on a disposal of the Scheme Shares exchanged for Loan Notes should be treated for UK tax purposes as “rolled over” into the Loan Notes and the Loan Notes should be treated for UK tax purposes as the same asset as the Scheme Shares, acquired at the same time and for the same consideration as the Scheme Shares were acquired (under the provisions of section 135 of TCGA).

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(iii)	For Hanson Shareholders who are within the charge to UK corporation tax, the Loan Notes will constitute “qualifying corporate bonds” within the meaning of section 117 of TCGA. Any chargeable gain or allowable loss which would accrue if the Scheme Shares were disposed of for their market value at the date of the exchange will be deferred and treated as arising only on a subsequent disposal of the Loan Notes. Indexation allowance will cease to accrue from the date of the exchange.

(iv)	In the case of Hanson Shareholders who alone or together with connected persons own more than 5 per cent. of any class of the shares in or debentures of the Company, it is a condition for this treatment to apply that the Scheme has been effected for bona fide commercial arrangements and will not be part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. Any such Shareholders should note that no clearance is expected to be sought from HMRC under section 138 of TCGA in respect of the Scheme.

2.	UK taxation of interest on Loan Notes

(a)	Subject to sub-paragraph (b) below and to any direction to the contrary by HMRC under an applicable double tax treaty, interest paid in respect of the Loan Notes will generally be paid after deduction of UK income tax at the savings rate, which is currently 20 per cent.

(b)	Interest on the Loan Notes may be paid without deduction or withholding on account of UK taxation where such payments are made to certain categories of recipients, including companies which are resident for tax purposes in the UK, local authorities, charities and certain trustees and pension funds.

(c)	For Noteholders who are individuals, the gross amount of interest will form part of the recipient’s income for the purpose of UK income tax, credit being allowed for tax deducted at source as described in paragraph 2(a) above (if any). Individuals who, after taking account of such interest, are not liable to UK income tax at a rate greater than the basic rate, will have no further tax to pay in respect of such interest. Individuals who, after taking account of such interest, are subject to UK income tax at the higher rate (currently 40 per cent.) will have a further liability to tax based on the gross amount of interest, with credit for tax withheld. Where the tax withheld exceeds the individual’s UK income tax liability, that individual may be able to recover an amount in respect of that tax from HMRC. Under the accrued income profits rules in Part 12 of the UK Income Tax Act 2007, an income tax charge may arise on a transfer of Loan Notes in respect of an amount representing interest on the Loan Notes which has accrued since the preceding interest payment date but which has not been paid.

(d)	Noteholders should note that HMRC has the power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the UK who either pays interest to, or receives interest for the benefit of, an individual. Information so obtained may, in certain circumstances, be exchanged by HMRC with the tax authorities of other jurisdictions.

(e)	A Noteholder who is within the charge to UK corporation tax will generally be subject to tax as income on all profits and gains from the Loan Notes broadly in accordance with their statutory accounting treatment.

(f)	Interest on the Loan Notes constitutes UK source income for UK tax purposes and may be subject to income tax by direct assessment even if paid without withholding or deduction. However, interest with a UK source on the Loan Notes which is received without withholding or deduction on account of UK tax will not be chargeable to UK tax in the hands of a Noteholder who is not resident for tax purposes in the UK unless that Noteholder carries on a trade, profession or vocation in the UK either (for Noteholders who are not companies) through a UK branch, agency or (for Noteholders who are companies) through a permanent establishment in the UK in connection with which the interest is received or to which the interest is attributable. There are also exemptions for certain classes of agent (such as some brokers and investment managers).

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3.	Disposal, redemption or repayment of Loan Notes

Individuals

(a)	A disposal, redemption or repayment of Loan Notes held by an individual Noteholder may give rise to a liability to UK taxation on capital gains depending upon the Noteholder’s individual circumstances. Any chargeable gain or allowable loss should be computed by reference to the acquisition cost of the Scheme Shares which were exchanged for the Loan Notes (see paragraph 1b(ii) above). There will also be taken into account the indexation allowance accruing in respect of such acquisition cost until April 1998 (except to the extent that indexation allowance would create a loss) and, depending on the individual’s particular circumstances, taper relief thereafter according to the number of complete qualifying years during which the Loan Notes and the Scheme Shares for which they were exchanged have been held by the individual.

Corporate Noteholders

(b)	A disposal of Loan Notes by a Noteholder within the charge to UK corporation tax will not be subject to corporation tax on chargeable gains, but the disposal, redemption or repayment of the Loan Notes by such Noteholders may bring any deferred chargeable gain accrued in respect of the Scheme Shares exchanged for the Loan Notes (as explained in paragraph 1 above) into the charge to corporation tax.

Instead, Noteholders within the charge to corporation tax will be required to bring into account as income, for each relevant accounting period, such amounts as represent for that accounting period, all profits, gains and losses (including interest) in respect of the Loan Notes as are recognised in determining the Noteholder’s profit or loss for that period in accordance with generally accepted accounting practice. The accrued income profits rules referred to in paragraph 2(c) above will not apply.

4.	Stamp duty and stamp duty reserve tax

No UK stamp duty or stamp duty reserve tax will generally be payable by holders of Scheme Shares as a result of the Scheme or by a Noteholder on a disposal of Loan Notes.

B	Certain US Federal Income Tax Considerations

The following discussion is a summary of certain US federal income tax considerations for holders of Scheme Shares considering the Scheme. This summary is not a comprehensive description of all the tax considerations that may be relevant to any particular holder. This summary addresses the treatment of US Shareholders (as defined below) that receive cash as consideration for their Scheme Shares, and it does not address the consequences of electing the Loan Note Alternative. This summary addresses only US Shareholders who hold Scheme Shares as capital assets and use the US dollar as their functional currency. It does not address the tax treatment of US Shareholders subject to special rules, such as banks, dealers, insurance companies, tax-exempt entities, regulated investment companies, persons that at any time have held 10 per cent. or more of the share capital of Hanson, persons holding Scheme Shares as part of a hedging, straddle, conversion, integrated, constructive sale or constructive ownership transaction, persons whose Scheme Shares were received in connection with the performance of services or persons subject to the alternative minimum tax. This summary does not address US state and local tax considerations.

THE FOLLOWING STATEMENTS ABOUT US FEDERAL TAX CONSIDERATIONS ARE MADE TO SUPPORT MARKETING OF THE SCHEME. NO TAXPAYER CAN RELY ON THEM TO AVOID US FEDERAL TAX PENALTIES. EACH HANSON SHAREHOLDER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT UNDER ITS OWN PARTICULAR CIRCUMSTANCES OF ACCEPTING THE SCHEME.

For purposes of this summary, a “US Shareholder” is a beneficial owner of Scheme Shares that is (i) a citizen or individual resident of the United States, (ii) a corporation or other business entity created or organised under the laws of the United States or its political subdivisions, (iii) an estate the income of which is subject to US federal income taxation regardless of its source or (iv) a trust subject to the control of a US person and the primary supervision of a US court.

The US federal income tax treatment of a partner in a partnership that holds Scheme Shares will depend on the status of the partner and the activities of the partnership. Partnerships should

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consult their tax advisors concerning the US federal income tax consequences to their partners of participating in the Scheme.

Generally, ADS Holders will be treated for US federal income tax purposes as holding Scheme Shares represented by the ADSs.

Based on the nature of Hanson’s operations, Hanson does not believe that it is, or ever has been and this discussion assumes that Hanson is not, and never has been, a passive foreign investment company (PFIC) for US federal income tax purposes. If it were determined that Hanson is or has been a PFIC, the US federal income tax consequences of acceptance of the Scheme would differ from those described below and may be materially less favourable to US Shareholders.

1.	Disposition of Scheme Shares

(a)	A US Shareholder generally will recognise capital gain or loss on the disposition of Scheme Shares equal to the difference between the US Shareholder’s adjusted tax basis and the amount realised. A US Shareholder’s adjusted tax basis in the Scheme Shares generally will be the US dollar value of the amount paid to purchase the Scheme Shares. The amount realised will be the US dollar value of the currency received in consideration for the US Shareholder’s Scheme Shares. Such gain or loss will generally be long-term capital gain or loss if, at the time of disposition, the US Shareholder’s holding period exceeds one year. US Shareholders who are individuals, trusts or estates may be entitled to a preferential tax rate on long-term capital gains. Deductions for capital losses are subject to limitations. Any gain or loss realized on disposition of Scheme Shares generally will be treated as from US sources.

(b)	The date for determining the US dollar value of the pounds sterling received depends on whether special rules for sales of securities traded on an established securities market apply. Although the Scheme Shares currently are traded on such a market, the rules might not apply here because an exchange pursuant to the Scheme is not a transaction on that market. If the special rules apply, cash method and electing accrual method US Shareholders would value the pounds sterling received as of the settlement date. If the rules do not apply (and in the case of non-electing accrual method US Shareholders even if they do apply), all US Shareholders would value the pounds sterling received as of the date their tender of Scheme Shares is unconditionally accepted and would recognise US source foreign currency gain or loss (taxable as ordinary income or loss) on the settlement date equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date the tender of Scheme Shares is unconditionally accepted and the settlement date.

(c)	A US Shareholder will have a tax basis in the pounds sterling received on disposition of Scheme Shares equal to the US dollar amount received on the settlement date. Any gain or loss realised by a US Shareholder on a subsequent conversion of those pounds sterling for a different amount of US dollars will be foreign currency gain or loss that will be ordinary and generally treated as from US sources.

2.	Information Reporting and Backup Withholding

Proceeds from the disposition of Scheme Shares that are made within the United States or through certain US-related financial intermediaries may be reported to the IRS unless the US Shareholder is a corporation or otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if the US Shareholder fails to provide an accurate taxpayer identification number or otherwise establish a basis for exemption or fails to report all interest and dividends required to be shown on its US federal income tax returns. A US Shareholder can claim a credit against US federal income tax liability for amounts withheld under the backup withholding rules, and it can claim a refund of amounts in excess of its liability by providing required information to the IRS. Prospective investors should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

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C.	Australian Taxation

The following is a general summary of the Australian income tax and stamp duty treatment for certain Australian tax resident investors who hold Scheme Shares or CDIs (Australian Shareholders) and who receive cash consideration for their cancellation under the Scheme. This summary does not address the consequences of electing the Loan Note Alternative.

This summary is not a comprehensive description of all of the tax considerations that may be relevant to an Australian Shareholder. This summary also does not take into account the position of Australian Shareholders who hold Scheme Shares under an employee share scheme, or Australian Shareholders who trade in shares (including authorised deposit-taking institutions (ADIs) and non-ADI financial institutions) or who acquired their Scheme Shares for the purposes of resale at a profit. As the income tax treatment may vary depending upon the specific circumstances of each Australian Shareholder, Australian Shareholders should seek their own independent tax advice regarding the consequences of the Proposals.

In this Australian Taxation section, references to Scheme Shares also include CDIs, and references to Australian Shareholders include Australian tax resident investors who hold CDIs.

This summary assumes that an Australian Shareholder has not made a functional currency election. If such an election has been made, the income tax treatment may be different from that described in this summary.

This summary has been prepared on the basis that Australian Shareholders have not been assessed under the “foreign investment fund” regime in relation to the Scheme Shares. This should be the case if at all relevant times the Scheme Shares have been quoted on the London Stock Exchange and have been included by the London Stock Exchange in a class of companies designated as engaged in construction and materials. If an Australian Shareholder has been assessed under the “foreign investment fund” regime, their income tax treatment may be different from that described in this summary.

Cancellation of Scheme Shares

An Australian Shareholder whose Scheme Shares are cancelled under the Scheme will be subject to a capital gains tax (CGT) event under Australian tax law at the time of the cancellation. Where a CGT event occurs, the Australian Shareholder must determine whether a capital gain or loss may have been made. Although one or more components of the calculation of the capital gain or loss may be expressed in pounds sterling, those amounts must be translated into Australian dollars.

A capital gain will arise for an Australian Shareholder if the “capital proceeds” from the cancellation of their Scheme Shares are more than the “cost base” of the Scheme Shares. If a capital gain arises and the Australian Shareholder has held their Scheme Shares for at least 12 months before the CGT event, the capital gain may be reduced by 50% in the case of an individual or a trust or by 331 3% in the case of complying superannuation entity. Where the capital gain is made by a trust, the trust should seek advice as to the CGT treatment of beneficiaries to whom the gain is distributed. The capital gain will not be reduced if the Australian Shareholder is a company.

A capital loss will arise if the “capital proceeds” are less than the “reduced cost base” of the Scheme Shares. Capital losses cannot offset ordinary income, but they may offset capital gains arising in the current or future income years.

The capital proceeds that an Australian Shareholder will receive in respect of their Scheme Shares should equal the cash consideration received for their Scheme Shares, translated to Australian currency at the exchange rate at the time of the cancellation of the Scheme Shares.

The cost base and reduced cost base of the Scheme Shares will depend upon the particular circumstances of each Australian Shareholder. Any amounts denominated in foreign currency will need to be translated to Australian currency. The time at which the translation occurs may depend upon when those amounts were paid to acquire the Scheme Shares.

An Australian Shareholder may also make a forex realisation gain or forex realisation loss if there is a currency fluctuation between when the Scheme Shares are cancelled and when the cash consideration is paid. Such a forex realisation gain or forex realisation loss will be a capital gain or capital loss respectively, unless the Australian Shareholder has made an irrevocable foreign currency election. If such an election has been made, any forex realisation gain would be included

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in the Australian Shareholder’s assessable income and any forex realisation loss may be allowable as a deduction.

An Australian Shareholder may also make a forex realisation gain or a forex realisation loss if there are currency fluctuations between when any pounds sterling is acquired by an Australian Shareholder and when it is converted to Australian currency.

No stamp duty is payable in Australia by an Australian Shareholder in respect of the cancellation of the Scheme Shares.

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PART XI

ADDITIONAL INFORMATION

1.	Responsibility Statements

The Hanson Directors, whose names are set out in paragraph 2(a) below, accept responsibility for the information contained in this document except for information for which the Lehigh Directors and HeidelbergCement Directors accept responsibility. To the best of the knowledge and belief of the Hanson Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Lehigh Directors, whose names are set out in paragraph 2(b) below, accept responsibility for the information contained in this document relating to Lehigh and the Lehigh Directors, their respective immediate families and persons connected with them (within the meaning of section 346 of the UK Companies Act 1985). To the best of the knowledge and belief of the Lehigh Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The HeidelbergCement Directors, whose names are set out in paragraph 2(c) below, accept responsibility for the information contained in this document relating to the HeidelbergCement Group and HeidelbergCement Directors, their respective families, persons connected with them (within the meaning of Section 346 of the UK Companies Act 1985) and parties acting in concert with HeidelbergCement for the purposes of the Code except for that information for which the Hanson Directors and the Lehigh Directors accept responsibility. To the best of the knowledge and belief of the HeidelbergCement Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	The Hanson Directors, the Lehigh Directors and the HeidelbergCement Directors

(a)	The Hanson Directors and their respective functions are:

Name	Position held

Mike Welton	Chairman
Alan Murray	Chief Executive
Pavi Binning	Finance Director
Graham Dransfield	Legal Director
Jim Leng	Senior Independent Director
Frank Blount	Non-Executive Director
John Brady	Non-Executive Director
Sam Laidlaw	Non-Executive Director
The Baroness Noakes DBE	Non-Executive Director

The Company’s registered office is at 1 Grosvenor Place, London, SW1X 7JH.

(b)	The Lehigh Directors and their respective functions are:

Name	Position held

Mike Eberlin	Chairman
Ian Flavell	Board Member
Dr. Lorenz Näger	Board Member
Dr. Bernd Scheifele	Board Member

Lehigh’s registered office is at Park Square, 3160 Solihull Parkway, Birmingham, B37 7YN.

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(c)	The members of the managing board of HeidelbergCement and their respective functions are:

Name	Position held

Dr. Bernd Scheifele	Chairman
Helmut S. Erhard	Board Member
Daniel Gauthier	Board Member
Andreas Kern	Board Member
Dr. Lorenz Näger	Board Member

HeidelbergCement’s registered office is at Berliner Strasse 6, 69120 Heidelberg, Germany.

(d)	The members of the supervisory board of HeidelbergCement and their respective functions are:

Name	Position held

Fritz-Jürgen Heckmann	Chairman of the Supervisory Board, Attorney
Heinz Schirmer	Deputy Chairman of the Supervisory Board, Deputy Chairman of the Council of Employees at the Schelklingen plant, HeidelbergCement
Theo Beermann	Deputy Chairman of the Council of Employees at the Ennigerloh plant, HeidelbergCement
Heinz-Josef Eichhorn	Head of the Executive Committee Section Building Materials, IG Bauen-Agrar-Umwelt
Josef Heumann	Chairman of the Council of Employees at the Burglengenfeld plant, HeidelbergCement
Gerhard Hirth	Managing Director, SCHWENK group of companies
Rolf Hülstrunk	Former Chairman of the Management Board, HeidelbergCement
Heinz Kimmel	Chairman of the Council of Employees at the Sulzheim plant, Südharzer Gipswerk GmbH
Max Dietrich Kley	Attorney
Hans Georg Krauth	Director of the Schelklingen plant, HeidelbergCement
Dr. Adolf Merckle	Attorney
Ludwig Merckle	Managing Director, VEM Vermögensverwaltung GmbH
Tobias Merckle	Managing Director of the association prisma-Initiative für Jurgendhilfe und Kriminalpävention e.V.
Eduard Schleicher	Partner with unlimited liability, SCHWENK group of companies
Heinz Schmitt	Chairman of the Council of Employees at the headquarters, HeidelbergCement
Karl-Heinz Strobl	Member of the Federal Executive Committee, IG Bauen-Agrar-Umwelt

3.	Market quotations

Set out below are the closing middle market quotations of Hanson Shares as derived from the daily official list of the London Stock Exchange on:

(a)	the first Business Day of each of the six months immediately prior to the date of this document;

(b)	May 2, 2007 (being the last Business Day before the commencement of the Offer Period); and

(c)	June 21, 2007 (being the latest practicable date prior to the publication of this document):

Date	Pence

January 2, 2007	783.5
February 1, 2007	788
March 1, 2007	801
April 2, 2007	819
May 1, 2007	841.5
May 2, 2007	851.5
June 1, 2007	1,079
June 21, 2007	1,076

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4.	Shareholdings and dealings

Certain terms used in this paragraph 4 are defined in paragraph 4(d) below.

(a)	Interests in Hanson Shares

(i)	As at the last day of the disclosure period, Lehigh held no Hanson Shares.

(ii)	As at the last day of the disclosure period, the Lehigh Directors and (so far as the Lehigh Directors are aware, having made due and careful enquiry) their connected persons (within the meaning of section 346 of the UK Companies Act 1985) had no interests in relevant securities of Hanson.

(iii)	As at the last day of the disclosure period, the following persons acting, or presumed to be acting, in concert with Lehigh had the following interests in relevant securities of Hanson:

Name	Number of Hanson Shares

Deutsche Bank Group	66,767
HeidelbergCement	197,414,404
Filius GmbH	4,400,000
Kotitzer Ledertuch- und Wachstuch-Werke AG	3,150,000
Spohn und Knoell GmbH	2,550,000
Mertec GmbH	2,500,000
Meto GmbH	1,200,000
PAN GmbH	800,000
HWO GmbH	600,000
VEM Beteiligungen GmbH	500,000

Deutsche Bank Group also held a short position of 11,994 Hanson ADSs.

(iv)	As at the last day of the disclosure period, the interests of the Hanson Directors and (so far as the Hanson Directors are aware, having made due and careful enquiry) their connected persons (within the meaning of section 346 of the UK Companies Act 1985), all of which are beneficial unless otherwise stated, in the issued share capital of the Company (as have been notified or are required to be notified to the Company pursuant to rule 3 of the Disclosure and Transparency Rules), were as follows:

Name	Number of Hanson Shares

Mike Welton	5,000
Alan Murray	441,426
Pavi Binning	—
Graham Dransfield	205,900
Jim Leng	10,000
Frank Blount	1,000
John Brady	10,000
Sam Laidlaw	20,000
The Baroness Noakes DBE	7,600

Director	Name of Plan	Date of Grant	No. of Shares*	Exercise Price	Normal vesting date/Exercise Period

Alan Murray	Hanson Long Term Incentive Plan 2003	March 1, 2005	181,994	n/a	March 1, 2008
	Hanson Long Term Incentive Plan 2006	May 2, 2006 March 1, 2007	163,379 153,982	n/a n/a	May 2, 2009 March 1, 2010
	Hanson Share Option Plan 2003	March 1, 2005	155,552	514.3p	03/08 – 02/15

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Director	Name of Plan	Date of Grant	No. of Shares*	Exercise Price	Normal vesting date/Exercise Period

	Hanson Sharesave Scheme 2003	April 13, 2006	1,530	611p	06/09 – 11/09
Pavi Binning	Hanson Long Term Incentive Plan 2006	March 1, 2007	64,984	n/a	March 1, 2010
Graham Dransfield	Hanson Long Term Incentive Plan 2003	March 1, 2005	63,192	n/a	March 1, 2008
	Hanson Long Term Incentive Plan 2006	May 2, 2006 March 1, 2007	58,454 54,454	n/a n/a	May 2, 2009 March 1, 2010
	Hanson Share Option Plan 2003	March 1, 2005	63,192	514.3p	03/08 – 02/15
	Hanson Sharesave Scheme 1997	September 27, 2002	3,099	318p	12/07 – 05/08
	Hanson Sharesave Scheme 2003	April 16, 2004	1,993	328p	06/09 – 11/09

*	This is the maximum number of Hanson Shares to which a director may become entitled. The actual number of Hanson Shares a director receives will depend on performance criteria and/or date of exercise. For further information see paragraph 12 of Part III of this document.

(v)	As at the last day of the disclosure period, there were no outstanding options over unissued Hanson Shares other than those granted pursuant to Hanson Share Schemes.

(vi)	As at the last day of the disclosure period, no relevant securities of Hanson were owned or controlled by any pension fund of Hanson or of an associate of Hanson by virtue of paragraph 4(d)(ii)(A) of the definition of associate in this Part XI.

(vii)	As at the last day of the disclosure period, no relevant securities of Hanson were owned or controlled by any employee benefit trust of Hanson or of an associate of Hanson by virtue of paragraph 4(d)(ii)(A) of the definition of associate in this Part XI.

(viii)	As at the last day of the disclosure period, the following connected adviser to Hanson owned or controlled interests in the relevant securities of Hanson:

Name	Number of Hanson Shares

ABN AMRO Bank NV	1,228,800

(b)	Dealings in Hanson Shares

(i)	No dealings for value in relevant securities of Hanson by Lehigh have taken place during the disclosure period.

(ii)	The following dealings for value in relevant securities of Hanson by persons acting in concert with Lehigh have taken place during the disclosure period:

Name	Date	Transaction	No. of Hanson Shares	Price per Hanson Share (pounds)

Deutsche Bank Group	03.05.2006 to 02.08.2006	Buy	1,577,549	6.30 to 7.46
		Sell	1,057,526	6.09 to 7.49
	03.08.2006 to 02.11.2006	Buy	2,168,082	6.40 to 7.56
		Sell	2,499,349	6.47 to 7.74
	03.11.2006 to 02.02.2007	Buy	969,056	7.16 to 7.98
		Sell	972,845	7.14 to 8.00
	03.02.2007 to 02.03.2007	Buy	437,079	7.86 to 8.68
		Sell	621,133	7.93 to 8.66
	03.03.2007 to 02.04.2007	Buy	298,520	7.77 to 8.30
		Sell	336,168	7.83 to 8.30
	03.04.2007 to 02.05.2007	Buy	206,744	8.12 to 8.60

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Name	Date	Transaction	No. of Hanson Shares	Price per Hanson Share (pounds)

		Sell	226,665	8.16 to 8.69
	03.05.2007 to 21.06.2007	Buy	65,600	8.62 to 8.83
		Sell	50,600	8.64 to 10.01

Filius GmbH	04.07.2006	Buy	4,400,000	6.50
	06.07.2006	Buy	600,000	6.50
	10.10.2006	Sell	400,000	7.40
	13.10.2006	Sell	200,000	7.46

HWO GmbH	11.05.2007	Buy	600,000	10.69

Koetitzer Leder. – u.Wachs.	10.05.2006	Buy	50,000	7.52
	11.05.2006	Buy	100,000	7.46
	23.05.2006	Buy	100,000	6.62
	24.05.2006	Buy	100,000	6.52
	30.05.2006	Buy	100,000	6.78
	31.05.2006	Buy	150,000	6.65
	02.06.2006	Buy	200,000	6.73
	06.06.2006	Buy	200,000	6.53
	07.06.2006	Buy	200,000	6.46
	08.06.2006	Buy	110,000	6.27
	08.06.2006	Buy	40,000	6.27
	08.06.2006	Buy	50,000	6.22
	09.06.2006	Buy	100,000	6.38
	09.06.2006	Buy	100,000	6.36
	09.06.2006	Buy	100,000	6.35
	12.06.2006	Buy	100,000	6.32
	12.06.2006	Buy	100,000	6.32
	12.06.2006	Buy	100,000	6.32
	13.06.2006	Buy	100,000	6.10
	13.06.2006	Buy	100,000	6.10
	13.06.2006	Buy	100,000	6.15
	14.06.2006	Buy	100,000	6.22
	14.06.2006	Buy	100,000	6.22
	14.06.2006	Buy	100,000	6.20
	14.06.2006	Buy	100,000	6.20
	16.06.2006	Buy	60,000	6.25
	16.06.2006	Buy	80,000	6.33
	16.06.2006	Buy	80,000	6.25
	16.06.2006	Buy	80,000	6.35
	19.06.2006	Buy	80,000	6.39
	19.06.2006	Buy	80,000	6.40
	19.06.2006	Buy	80,000	6.41
	19.06.2006	Buy	60,000	6.41
	19.06.2006	Buy	100,000	6.35
	19.06.2006	Buy	100,000	6.35
	21.06.2006	Buy	80,000	6.36
	21.06.2006	Buy	60,000	6.35
	21.06.2006	Buy	80,000	6.33
	21.06.2006	Buy	80,000	6.36
	21.06.2006	Buy	80,000	6.26
	21.06.2006	Buy	80,000	6.32
	21.06.2006	Buy	80,000	6.30
	21.06.2006	Buy	80,000	6.33
	21.06.2006	Buy	80,000	6.33
	09.10.2006	Sell	60,000	7.32

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Name	Date	Transaction	No. of Hanson Shares	Price per Hanson Share (pounds)

	09.10.2006	Sell	60,000	7.33
	09.10.2006	Sell	70,000	7.34
	09.10.2006	Sell	60,000	7.33
	16.10.2006	Sell	60,000	7.45
	16.10.2006	Sell	70,000	7.47
	16.10.2006	Sell	70,000	7.44
	17.10.2006	Sell	60,000	7.36
	17.10.2006	Sell	40,000	7.35
	17.10.2006	Sell	60,000	7.35
	17.10.2006	Sell	70,000	7,37
	17.10.2006	Sell	70,000	7.38
	18.10.2006	Sell	60,000	7.52
	18.10.2006	Sell	70,000	7.51
	18.10.2006	Sell	60,000	7.56
	18.10.2006	Sell	50,000	7.52
	18.10.2006	Sell	60,000	7.51

Mertec GmbH	10.07.2006	Buy	350,000	6.63
	11.07.2006	Buy	250,000	6.60
	12.07.2006	Buy	500,000	6.66
	13.07.2006	Buy	500,000	6.57
	14.07.2006	Buy	500,000	6.48
	17.07.2006	Buy	400,000	6.41

MeTo Beteiligungen GmbH	08.03.2007	Buy	100,000	8.06
	12.03.2007	Buy	250,000	8.17
	12.03.2007	Buy	250,000	8.19
	21.03.2007	Buy	300,000	8.03
	22.03.2007	Buy	300,000	8.19

PAN GmbH	06.03.2007	Buy	80,000	8.00
	06.03.2007	Buy	80,000	7.98
	06.03.2007	Buy	60,000	8.01
	06.03.2007	Buy	80,000	8.01
	07.03.2007	Buy	60,000	8.04
	07.03.2007	Buy	80,000	8.10
	07.03.2007	Buy	80,000	8.08
	07.03.2007	Buy	60,000	8.05
	07.03.2007	Buy	80,000	8.11
	07.03.2007	Buy	60,000	8.03
	07.03.2007	Buy	80,000	8.08

Spohn und Knoell GmbH	05.07.2006	Buy	500,000	6.70
	06.07.2006	Buy	500,000	6.67
	07.07.2006	Buy	500,000	6.73
	08.07.2006	Buy	250,000	6.61
	11.07.2006	Buy	200,000	6.49
	12.09.2006	Buy	200,000	6.51
	08.11.2006	Buy	200,000	7.46
	09.11.2006	Buy	200,000	7.53

VEM Beteiligungen GmbH	07.09.2006	Buy	80,000	6.61
	07.09.2006	Buy	80,000	6.61
	07.09.2006	Buy	60,000	6.58
	07.09.2006	Buy	80,000	6.60

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Name	Date	Transaction	No. of Hanson Shares	Price per Hanson Share (pounds)

	11.12.2006	Buy	70,000	7.61
	11.12.2006	Buy	60,000	7.63
	11.12.2006	Buy	70,000	7.64

Name	Date	Transaction	No. of ADSs	Price per ADS (US dollars)

Deutsche Bank AG	03.05.2006 to 02.08.2006	Buy	42,424	56.51 to 69.43
		Sell	58,765	56.26 to 69.41
	03.08.2006 to 02.11.2006	Buy	57,124	60.36 to 72.49
		Sell	45,204	60.02 to 72.36
	03.11.2006 to 02.02.2007	Buy	9,585	69.38 to 79.04
		Sell	15,978	69.37 to 79.04
	03.02.2007 to 02.03.2007	Buy	11,800	77.36 to 83.36
		Sell	6,426	76.93 to 85.02
	03.03.2007 to 02.04.2007	Buy	7,625	74.83 to 82.40
		Sell	1,961	75.68 to 82.09
	03.04.2007 to 02.05.2007	Buy	6,905	80.86 to 86.47
		Sell	18,502	81.28 to 86.48
	03.05.2007 to 21.06.2007	Buy	606	101.02
		Sell	100	87.27

Aggregation has been carried out in respect of the dealings by Deutsche Bank Group in accordance with Note 2 to Rule 24.3 of the City Code. All purchases and sales have been aggregated separately and have not been netted off. The highest and lowest prices per share have been stated. A full list of all Deutsche Bank Group dealings is available for inspection at the offices of Deutsche Bank AG, London Branch, at Winchester House, 1 Great Winchester Street, London EC2N 2DB.

As set out in this paragraph (b)(ii), MeTo Beteiligungen GmbH, PAN GmbH and HWO GmbH (entities in which certain members of the supervisory board of HeidelbergCement are interested, further details of which are set out in paragraph (e) of this Part XI) (the Purchasers) each purchased Hanson Shares (the Purchased Shares) in March or May 2007 (the Purchases). The Panel has since informed Lehigh that it regards the Purchasers as acting in concert with Lehigh for the purposes of the Code. In consultation with the Panel, it has been agreed that Lehigh will, prior to the Scheme Record Time, purchase the Purchased Shares from the Purchasers at the price the Purchasers paid for them as set out in this paragraph (b)(ii).

Upon the acquisition by Lehigh of the Purchased Shares, members of the HeidelbergCement Group will hold in aggregate, 200,014,404 Hanson Shares, which represent approximately 28.0 per cent. of the total issued share capital of Hanson (excluding Treasury Shares held by Hanson.

(iii)	The following dealings for value in relevant securities of Hanson (including the exercise of options and awards under the Hanson Share Schemes) by the directors of Hanson, members of their immediate families and related trusts, have taken place during the disclosure period:

Date	Name	Transaction

March 6, 2007	Alan Murray
Exercise of options over 130,165 and 110,896 Hanson Shares at exercise prices of 290.4p and 439.6p per share respectively. Subsequent sale of the resulting shares at a price of 799.47p per Hanson Share.

March 1, 2007	Alan Murray
133,075 Hanson Shares vested pursuant to the conditional award granted under the Hanson Long Term Incentive Plan 2003 on March 1, 2004. 71,657 Hanson Shares under that conditional award lapsed. 54,561 of these Hanson Shares were utilised at a price of 800.75p per share to satisfy income tax and NI liabilities.

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Date	Name	Transaction

March 1, 2007	Alan Murray	Conditional award of 153,982 Hanson Shares under the Hanson Long Term Incentive Plan 2006.
March 1, 2007	Pavi Binning	Conditional award of 64,984 Hanson Shares under the Hanson Long Term Incentive Plan 2006.
March 6, 2007	Graham Dransfield	Exercise of an option over 46,133 Hanson Shares at an exercise subscription price of 439.6p per Hanson Share. Subsequent sale of the resulting shares at a price of 799.47p per Hanson Share.
March 1, 2007	Graham Dransfield
46,133 Hanson Shares vested pursuant to the conditional award granted under the Hanson Long Term Incentive Plan 2003 on March 1, 2004. 24,841 Hanson Shares under that conditional award lapsed. 18,915 of those Hanson Shares were utilised at a price of 800.75p per share to satisfy income tax and NI liabilities.

March 1, 2007	Graham Dransfield	An option over 46,133 Hanson Shares, granted on March 1, 2004 under the Hanson Share Option Plan 2003 became exercisable. 24,841 Hanson Shares under the option lapsed.
March 1, 2007	Graham Dransfield	Conditional award of 54,464 Hanson Shares under the Hanson Long Term Incentive Plan 2006.

(iv)	Hanson made the following purchases for consideration of its own relevant securities during the disclosure period:

Date	Transaction	Number of shares	Price (pence)

May 26, 2006	Buy-back	200,000	668.500
May 30, 2006	Buy-back	200,000	650.420
June 1, 2006	Buy-back	100,000	656.780
June 6, 2006	Buy-back	250,000	646.350
June 7, 2006	Buy-back	250,000	638.600
June 8, 2006	Buy-back	250,000	625.220
June 12, 2006	Buy-back	250,000	630.650
June 13, 2006	Buy-back	250,000	613.400
June 16, 2006	Buy-back	250,000	623.700
June 20, 2006	Buy-back	250,000	628.030
June 21, 2006	Buy-back	150,000	629.700
June 29, 2006	Buy-back	100,000	645.400
July 11, 2006	Buy-back	300,000	658.580
July 13, 2006	Buy-back	350,000	653.430

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Date	Transaction	Number of shares	Price (pence)

July 14, 2006	Buy-back	300,000	643.330
July 17, 2006	Buy-back	100,000	638.250
July 18, 2006	Buy-back	500,000	627.420
July 21, 2006	Buy-back	300,000	635.725
July 25, 2006	Buy-back	100,000	641.700
July 26, 2006	Buy-back	200,000	644.740
August 1, 2006	Buy-back	500,000	657.210
August 3, 2006	Buy-back	300,000	658.050
August 7, 2006	Buy-back	200,000	652.000
August 9, 2006	Buy-back	120,000	647.420
August 10, 2006	Buy-back	100,000	647.120
August 16, 2006	Buy-back	75,000	660.000
September 11, 2006	Buy-back	250,000	644.490

(v)	Hanson made the following dealings for value in its own securities during the disclosure period:

Date	Transaction	Number of shares

March 6, 2007	Settlement of Shares on option exercise	167,843
March 7, 2007	Settlement of Shares on option exercise	14,251
March 9, 2007	Settlement of Shares on option exercise	14,271
March 12, 2007	Settlement of Shares on option exercise	21,460
March 13, 2007	Settlement of Shares on option exercise	8,131
March 14, 2007	Settlement of Shares on LTIP vesting	1,185,827
March 29, 2007	Settlement of Shares on LTIP vesting	36,553
April 17, 2007	Settlement of Shares on option exercise	11,277
April 18, 2007	Settlement of Shares on option exercise	9,273
June 4, 2007	Settlement of Shares on option exercise	407,039
June 12, 2007	Settlement of Shares on option exercise	23,614
June 20, 2007	Settlement of Shares on option exercise	4,744

(vi)	No dealings for value in Hanson Shares by any associate of Hanson by virtue of paragraph 4(d)(ii)(A) in this Part XI of the definition of associate have taken place during the disclosure period.

(vii)	No dealings for value in Hanson Shares by any pension fund of Hanson or of an associate of Hanson by virtue of paragraph 4(d)(ii)(A) in this Part XI of the definition of associate have taken place during the disclosure period.

(viii)	The employee benefit trusts of Hanson or of an associate of Hanson by virtue of paragraph 4(d)(ii)(A) in this Part XI of the definition of associate have undertaken dealings for value in 408,960 Hanson Shares during the disclosure period.

(ix)	The following dealings for value in relevant securities of Hanson by a connected advisor to Hanson have taken place in the disclosure period:

Date	Name	Transaction

May 7, 2007	ABN AMRO Bank NV	Acquisition of 7,700 ADSs at a price of USD$103.9597 per ADS.
May 8, 2007	ABN AMRO Bank NV	Sale of 38,500 Hanson Shares at a price of £10.4345 per Hanson Share.
May 9, 2007	ABN AMRO Bank NV	Conversion of 7,700 ADSs to close out short position.
May 11, 2007	ABN AMRO Bank NV	Acquisition of 82,971 Hanson Shares at a price of £10.2102 per Hanson Share.
May 15, 2007	ABN AMRO Bank NV	Acquisition of 751,000 Hanson Shares at a price of £10.9635 per Hanson Share.
May 15, 2007	ABN AMRO Bank NV	Sale of 833,071 Hanson Shares at a price of £10.9219 per Hanson Share.

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(x)	All of the Directors owning Shares have irrevocably undertaken to vote in favour of the Scheme at the Court Meeting and in favour of the resolution required to implement the Proposals to be proposed at the Extraordinary General Meeting in respect of their own beneficial holdings of Hanson Shares of, in aggregate, 700,926 Hanson Shares, representing approximately 0.1 per cent. of the entire issued share capital of Hanson as set out opposite his or her name below:

Person providing irrevocable undertaking	Number of Hanson Shares committed

Mike Welton	5,000
Alan Murray	441,426
Graham Dransfield	205,900
Jim Leng	10,000
Frank Blount	1,000
John Brady	10,000
Sam Laidlaw	20,000
The Baroness Noakes DBE	7,600

(xi)	The irrevocable undertakings received from the Hanson Directors will remain binding in the event of a competing offer being announced for Hanson. The undertakings received from the Hanson Directors will lapse on the day upon which the Scheme lapses or has been withdrawn.

(c)	General

(i)	Save as disclosed in this paragraph 4, none of Lehigh, the Lehigh Directors, any members of such directors’ immediate families nor any connected person (within the meaning of section 346 of the UK Companies Act 1985), nor any person deemed to be acting in concert with Lehigh for the purposes of the Proposals, owned or controlled or was interested, directly or indirectly, in, or had any rights to subscribe or had short position in respect of, any relevant securities of Hanson on the last day of the disclosure period nor has any such person dealt for value in any relevant securities during the disclosure period.

(ii)	Save as disclosed in this paragraph 4, neither Lehigh nor any person acting in concert with it has borrowed or lent any relevant securities of Hanson during the disclosure period, save for any borrowed shares which have been either on-lent or sold.

(iii)	Save as disclosed in this paragraph 4, none of Hanson, the Hanson Directors, any members of such Directors’ immediate families nor any connected person (within the meaning of section 346 of the UK Companies Act 1985) owned or controlled or was interested, directly or indirectly, in, or had any rights to subscribe or had short position in respect of, any relevant securities of Hanson on the last day of the disclosure period nor has any such person dealt for value in (or, in the case of Hanson, redeemed) any relevant securities of Hanson or Lehigh during the disclosure period.

(iv)	Save as disclosed in this paragraph 4, no bank, stockbroker, financial or other professional adviser to Hanson or to any subsidiary or associated company of Hanson nor any person (other bank, stockbroker, financial or other professional adviser, nor any subsidiaries of Hanson, nor any pension fund of Hanson or any of its subsidiaries, nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) connected with Hanson owned or controlled any relevant securities of Hanson on the last day of the disclosure period nor has any such person dealt for value therein during the disclosure period.

(v)	Save as disclosed in this paragraph 4, neither Lehigh nor any person acting in concert with Lehigh for the purposes of the Proposals has any arrangement with any person in relation to relevant securities of Hanson. For these purposes “arrangement” includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing.

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(vi)	Save for the irrevocable undertakings described in paragraph 6 of Part III of this document and save as disclosed in this paragraph 4, neither Hanson nor any associate of Hanson has any arrangement with any person in relation to any relevant securities of Hanson. For these purposes “arrangement” includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing.

(d)	Definitions

References in this paragraph 4 to:

(i)	“acting in concert” are to such term as defined in the Code;

(ii)	an “associate” of a company are to:

(A)	a company’s parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status);

(B)	connected advisers and persons controlling, controlled by or under the same control as such connected advisers;

(C)	the directors (together with their close relatives and related trusts) of the company and the directors of any company covered in sub-paragraph (d)(ii)(A) above;

(D)	the pension funds of the company or any company covered in sub-paragraph (d)(ii)(A) above;

(E)	any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(F)	an employee benefit trust of the company or any company covered in sub-paragraph (d)(ii)(A) above; and

(G)	a company having a material trading arrangement with the company;

(iii)	a “bank” does not apply to a bank whose sole relationship with the Company or a company covered in sub-paragraph (d)(ii)(A) above is the provision of normal commercial banking services or such activities in connection with the Proposals as handling acceptance and other registration work;

(iv)	a “connected adviser” are to such term as defined in the Code;

(v)	“control” means an interest, or interests, in shares carrying 30 per cent. or more of the voting rights attributable to the share capital of the company which are exercisable at a general meeting, irrespective of whether such interest or interests give de facto control;

(vi)	“derivative” includes any financial product whose value in whole or in part is determined directly or indirectly by reference to the price of an underlying security;

(vii)	“disclosure period” means the period commencing on May 3, 2006 (being the date 12 months prior to the commencement of the Offer Period) and ending on June 21, 2007 (being the latest practicable date prior to the publication of this document);

(viii)	an “exempt principal trader” or “exempt fund manager” are to such terms as defined in the Code; and

(ix)	“relevant securities of Hanson” include:

(A)	securities of Hanson which are being offered for or which carry voting rights attributable to the share capital of Hanson which are exercisable at a general meeting;

(B)	equity share capital of Hanson; and

(C)	securities of Hanson carrying conversion or subscription rights into any of the foregoing.

(e)	Persons acting in concert

(i)	The persons who, for the purposes of the Code, are acting, or deemed to be acting, in concert with Lehigh for the purpose of the Proposals include members of the HeidelbergCement Group and:

(A)	Deutsche Bank Group;

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(B)	the following companies in which certain members of the supervisory board of HeidelbergCement (or their families) are interested:

Kötitzer Ledertuch- und Wachstuch-Werke AG, an Aktiengesellschaft, registered with the commercial registry of Flensburg, Germany and whose registered address is Diekstraat 3, 25870 Norderfriedrichskoog, Germany;

Filius GmbH, a Gesellschaft mit beschränkter Haftung, registered with the commercial registry of Flensburg, Germany and whose registered address is Diekstraat 3, 25870 Norderfriedrichskoog, Germany;

VEM Beteiligungen GmbH, a Gesellschaft mit beschränkter Haftung, registered with the commercial registry of Dresden, Germany and whose registered office is Wilhelm-Liebknecht-Str.6, 01257 Dresden, Germany;

Mertec GmbH, a Gesellschaft mit beschränkter Haftung, registered with the commercial registry of Ulm, Germany and whose registered office is Ludwig-Merckle-Str.3, 89143 Blaubeuren, Germany;

PAN GmbH, a Gesellschaft mit beschränkter Haftung, registered with the commercial registry of Flensburg, Germany and whose registered office is Diekstraat 3, 25870 Norderfriedrichskoog, Germany;

Meto GmbH, a Gesellschaft mit beschränkter Haftung, registered with the commercial registry of Ulm, Germany and whose registered office is Graf-Arc-Str.3, 89079 Ulm, Germany;

Spohnn und Knoell GmbH, a Gesellschaft mit beschränkter Haftung, registered with the commercial registry of Freiburg im Breisgau, Germany and whose registered office is St. Georgener Str.19, 79111 Freiburg im Breisgau, Germany; and

HWO GmbH, a Gesellschaft mit beschränkter Haftung, registered with the commercial registry of Ulm, Germany and whose registered office is Graf-Arc-Str.3, 89079 Ulm, Germany.

(ii)	The persons who, for the purposes of the Code, are acting in concert with Hanson include the members of the Hanson Group, Rothschild and Hoare Govett.

5.	Service agreements of the Hanson Directors

Executive Directors

The Executive Directors have entered into service contracts with Hanson, particulars of which are set out below:

Name	Date of contract	Date employment commenced	Basic salary with effect from January 1, 2007 (£000)	Basic salary prior to January 1, 2007 (£000)

Alan Murray	September 1, 2004	March 1, 1988	690	655
Graham Dransfield	September 1, 2004	June 14, 1982	352	338
Pavi Binning	January 2, 2007	January 2, 2007	420	N/A

Each Executive Director’s contract is for an indefinite term and may be terminated by the Executive Director giving Hanson 26 weeks written notice or by Hanson giving the Executive Director 52 weeks written notice.

The salaries of Messrs Murray and Dransfield were increased as a result of an annual review with effect from January 1, 2007 as noted above.

The service agreements for each of the Executive Directors provide that Hanson may terminate the Executive Director’s employment by making a payment to the Executive Director in lieu of notice in an amount equal to the Executive Director’s basic salary, time pro rated bonus, annual incentives and benefits payable during the notice period (or the remainder of the notice period). Pension entitlement will accrue for the unexpired portion of the notice period. In the event that Hanson terminates a service contract without notice, the unexpired portion of the notice period will count, where applicable, towards the calculation of entitlements under Hanson’s Long Term Incentive

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Plans and Share Option Plans. These awards will remain subject to their respective performance conditions.

The Executive Directors are subject to certain restrictive covenants which apply for a period following the termination of their employment.

Executive Directors are entitled to participate in an annual bonus arrangement under which they may receive a bonus of one third of an accumulated bonus bank. The amount of the bonus bank addition or deduction fluctuates according to the improvement each year in the group’s overall economic value added. There is neither a cap (maximum addition into the bonus bank each year) nor a floor (maximum deduction from the bonus bank each year).

Messrs Murray and Dransfield participate in the Hanson LTIPs (based on targets relating to economic value added, earnings per share, total shareholder return and cash flow growth), Hanson Share Option Plans (where the share options are subject to a three year performance target) and the Hanson Sharesave Schemes (whereby options may be granted at a discount of up to 20 per cent. to the market price at the date of grant). Mr Binning participates in the Hanson Long Term Incentive Plan 2006.

In April 2006, following the HMRC tax simplification changes for pensions, Messrs Murray and Dransfield elected to opt out of membership of the Hanson No. 2 Pension Scheme, a defined benefit pension plan, as regards future service accrual. An unfunded unapproved retirement benefit scheme has been arranged for Mr Murray to provide a total pension promise of two-thirds of final pensionable salary. As Mr Dransfield has already completed the maximum pensionable service allowed under the pension plan, no further arrangements were put in place for him.

As at December 31, 2006, Messrs Murray and Dransfield had accrued entitlements under the Hanson No. 2 Pension Scheme, payable at a normal retirement age of 60 as follows:

Name	Accrued pension December 31, 2006 (£000)

Alan Murray	379
Graham Dransfield	219

Under the defined benefit pension plan there is a right to receive an early undiscounted retirement pension to be paid from age 55 in certain circumstances.

Mr Binning is entitled to supplemental salary payments of 30 per cent. of salary in lieu of membership of an occupational pension scheme.

Each of the Executive Directors is entitled to the provision of life, health and private medical insurance (for their own benefit and for the benefit of their wives and dependants), the reimbursement of reasonable travelling expenses, a company car allowance and the reimbursement of their private and business telephone bills and rental charges. Mr Murray is further entitled to the partial reimbursement of the tax he pays to the IRS in the United States as a consequence of his membership of the Hanson No. 2 Pension Scheme.

Each of the Executive Directors is indemnified under the articles of association of Hanson in respect of certain liabilities and charges incurred in the execution of his duties. Hanson also has directors’ and officers’ liability insurance which provides protection for Executive Directors for the cost of liabilities and charges incurred in the performance of their duties.

Non-Executive Directors

The Chairman (Mr Welton) and the Non-Executive Directors do not have service contracts with Hanson. Their appointments are capable of being terminated at any time and without notice.

The following terms apply to the Non-Executive Directors:

Name	Appointment Date	Annual fee

Mike Welton	January 4, 2005	£230,000
The Baroness Noakes DBE	September 1, 2001	£40,000
Sam Laidlaw	October 1, 2003	£40,000

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Name	Appointment Date	Annual fee

Jim Leng	June 1, 2004	£40,000
John Brady	August 1, 2005	£40,000
Frank Blount	May 10, 2000	£40,000

Mr Welton’s salary was increased from £220,000 as a result of an annual review with effect from January 1, 2007.

In addition to the fees shown above, Non-Executive Directors receive fees for the chairmanship and membership of the Audit and Remuneration Committees. The Baroness Noakes DBE receives £20,000 for chairing the Audit Committee and Messrs Laidlaw and Leng receive £5,500 as members. Mr Laidlaw receives £12,500 for chairing the Remuneration Committee and Messrs Blount and Brady and The Baroness Noakes DBE receive £5,500 as members. In addition, the senior independent director, Mr Leng, receives a further fee of £12,500 per annum. Each Non-Executive Director is entitled to reimbursement of their travel and other expenses reasonably incurred in carrying out their duties. On termination of their appointment, each Non-Executive Director is entitled to accrued and unpaid fees but is not entitled to any further compensation.

Except as disclosed above there are no other service contracts of any director or proposed director of Hanson, and no service contracts of any such director have been entered into or amended within six months of the date of this document.

6.	Material contracts

On May 15, 2007, Hanson, Lehigh and HeidelbergCement entered into the Implementation Agreement in connection with the implementation of the Proposals. Further details of the Implementation Agreement are set out in paragraph 14 of Part III of this document.

For details relating to the Deposit Agreement under which the Hanson ADSs were issued, the indentures under which the Hanson Group’s public bonds were issued and various agreements and indemnities relating to certain demergers effected by the Hanson Group, see under the heading “Exhibit Index” included in Hanson’s 2006 Annual Report and Form 20-F filed with the US Securities and Exchange Commission which can be reviewed at www.sec.gov.

In August 1998, an agreement was reached under which, for a one-off premium and related transaction costs totalling $275 million, insurance cover of $800 million (after payment by the group of the first $100 million of remediation costs arising since January 1, 1998) was available to meet the costs of remediating the environmental liabilities relating to the former Koppers’ company operations of Beazer plc (acquired by Hanson in 1991). The insurance cover is provided by the subsidiaries of two leading reinsurance companies, Centre Solutions (a member of the Zurich Group) and Swiss Re. Administration of the environmental remediation programme will continue to be carried out by Beazer plc.

In April 2005, the Company entered into a £500 million multi-currency revolving credit facility arranged by Barclays Capital and J.P. Morgan plc with a syndicate of banks, £30 million of which expires in April 2010, £30 million of which expires in April 2011 and £440 million in April 2012. This facility contains a $947 million swingline advance facility and a sub-limit of up to £300 million for Australian dollar loan note advances. In addition, in July 2004, the Company entered into a five year $475 million facility arranged by Bank of America Securities Limited and Citigroup Global Markets Limited with a syndicate of banks. This facility is available to be drawn as either cash advances or standby letters of credit.

In August 2006, the Company entered into an indenture with The Bank of New York as trustee. Under the indenture, the Company can issue an unlimited amount of debt securities. In August 2006, the Company issued $750 million in aggregate principal amount of notes. The notes bear interest at the rate of 6.125 per cent. per year and will mature on August 15, 2016.

7.	Financing and cash confirmation

Members of the HeidelbergCement Group have entered into the Facilities Agreement for the purposes of, inter alia, funding the Proposals.

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Facilities Agreement

Pursuant to the terms of the Facilities Agreement, the following £8,750 million and €3,400 million term loan and revolving credit facilities are to be (and in respect of on or off market purchases of shares of Hanson, an amount of €3,000 million of Facility A have been) made available by Deutsche Bank and Royal Bank of Scotland for the purpose of, inter alia, funding the Proposals:

(i)	Facility A: a two year, multicurrency term loan facility of up to £5,330 million, to be made available to HeidelbergCement and HeidelbergCement Finance B.V. (the Original Borrowers), other than in respect of any amount of Facility A (not to exceed €3,000 million in aggregate) which has been made available to fund on or off market purchases of shares of Hanson which is made available to HeidelbergCement only.

(ii)	Facility B: a three year, multicurrency guarantee issuance facility and term loan facility of up to £3,420 million, to be made available to the Original Borrowers.

(iii)	Facility C: a multicurrency term loan facility of up to £2,400 million, to be made available to the Original Borrowers, whose final termination date is 30 December 2011.

(iv)	Revolving Facility: a five year, multicurrency revolving credit facility of up to €1,000 million (incorporating, as a sub-facility, a swingline facility of up to €500 million), to be made available to the Original Borrowers and any of their subsidiaries which accede to the Facilities Agreement as an additional borrower.

The proceeds of Facility A, Facility B and Facility C (the Term Facilities) are to be used towards financing, inter alia, the following:

(i)	the cash consideration payable to the Hanson Shareholders under the Scheme or the Offer (including any consideration required in respect of any squeeze-out procedures under Part 28 of the Companies Act 2006);

(ii)	the fees, costs and expenses associated with the Scheme or the Offer;

(iii)	on the closing date of the Proposals, the refinancing of certain existing indebtedness of HeidelbergCement incurred by it to fund the consideration payable to the Hanson Shareholders in respect of the on or off market purchases of Hanson shares outside the Scheme or the Offer;

(iv)	funding the UK pension shortfall of Hanson; and

(v)	(in the case of Facility A only (in an amount not to exceed €3,000 million in aggregate) and only prior to the first utilisation of the Term Facilities to fund the Scheme or Offer), financing or re-financing the consideration payable to the Hanson Shareholders in respect of on or off-market purchases of Hanson, including the refinancing of financial indebtedness incurred by HeidelbergCement to finance such consideration.

The proceeds of the Revolving Facility are to be used towards financing the general corporate and working capital purposes of the enlarged HeidelbergCement Group. The Revolving Facility includes the availability of a swingline facility of up to €500 million. The proceeds of the swingline facility are to be used towards refinancing any note or other instrument maturing under a Euro commercial paper programme.

Up to £8.5 billion of the facilities made available under the Facilities Agreement will be on-lent or otherwise provided to Lehigh to satisfy the consideration payable to Hanson Shareholders.

In connection with the disposal by HeidelbergCement Group of its shares in Vicat S.A., on June 13, 2007 an amount of €1,500 million has been repaid with respect to Facility A which was simultaneously reduced by £1,025,723,094.

The rate of interest on cash utilisations of all the facilities is the aggregate of the applicable EURIBOR (or, for loans in an optional currency, LIBOR), plus a specified margin, plus mandatory costs. The rate of interest for the issue of a bank guarantee under Facility B is equal to the margin applicable to that facility. The margin for certain of the facilities may change if certain conditions are met.

A ticking fee is payable on the undrawn amount of all the facilities until the earlier of the closing of the Proposals and the date the Offer or Scheme is abandoned or lapses, a daily commitment fee is payable on the undrawn amount of all the facilities, an up-front arrangement fee is payable to Deutsche Bank and Royal Bank of Scotland as the mandated lead arrangers of the facilities, an

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annual agency fee is payable to Royal Bank of Scotland in its capacity as facility agent under the Facilities Agreement and certain other fees are payable in respect of the Revolving Facility.

The obligations of the borrowers under the Facilities Agreement are guaranteed by HeidelbergCement.

HeidelbergCement has agreed not to amend or waive certain conditions to, or terms of, the Scheme or Offer without the prior consent of the Lenders under the Facilities Agreement.

The Facilities Agreement contains representations and warranties made by the Original Borrowers (and their respective accessions to the Facilities Agreement, any additional borrowers (together, the Obligors)) and requires each of them to observe (and in some cases, procure that their respective subsidiaries observe) covenants which restrict the Obligors and other members of the enlarged HeidelbergCement Group from (among other things and subject to certain exceptions) (i) creating security interests over their business, assets and undertakings, (ii) changing the general nature of the business of the Group, (iii) entering into mergers or other corporate reconstructions, (iv) disposing of assets, (v) making loans, (vi) making acquisitions and investments and (vii) incurring additional indebtedness.

The Facilities Agreement contains events of default, the occurrence of which would allow the Lenders to accelerate all outstanding loans owed to them, to require that cash cover be paid in respect of any outstanding contingent liabilities and to terminate their commitments. These actions can also be taken upon a change of control of HeidelbergCement.

The Facilities Agreement has the benefit of certain funds provisions. Subject to a limited set of exceptions, during the certain funds period, the Lenders’ acceleration, rescission and termination rights are suspended.

The HeidelbergCement Group does not intend that the payment of interest on, repayment of or security for its liabilities under the Facilities Agreement will depend to any significant extent on the business of the Hanson Group.

Cash confirmation

Deutsche Bank, as financial adviser to HeidelbergCement and Lehigh, is satisfied that sufficient resources are available to satisfy in full the consideration payable to Hanson Shareholders under the terms of the Scheme.

8.	Sources and bases of information

The value of approximately £8.0 billion attributed to the fully diluted share capital of Hanson, is based upon the fully diluted number of Hanson Shares being approximately 724 million, including approximately 714 million Hanson Shares in issue on May 14, 2007 (including those represented by ADSs and CDIs but excluding Treasury Shares), adjusted for the dilutive effect of in-the-money options. For the purposes of this document, it is assumed that all options and awards to subscribe for Hanson Shares granted under the Hanson Share Schemes with exercise prices lower than the Price, will become fully vested and exercisable as a result of the Proposals.

For the purposes of the financial comparisons contained in this document, no account has been taken of any liability to taxation or the treatment of fractions under the Proposals.

The premium implied by the price have been calculated based on closing Hanson Share prices as derived from the daily official list of the London Stock Exchange.

Unless otherwise stated the financial information relating to HeidelbergCement and Hanson has been extracted without material adjustment from the respective published audited reports and accounts for the relevant periods.

All market rankings are on the basis that any potential combination of Cemex and Rinker has not yet completed and are, where more recent figures were not readily available, based on 2005 figures.

For the purposes of calculating the percentage of Hanson Shares held by the Hanson Directors, Treasury Shares in Hanson have been excluded.

9.	General

(a)	Rothschild has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which it appears.

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(b)	Deutsche Bank has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

(c)	Hoare Govett has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

(d)	There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Hanson Shares to be acquired by Lehigh pursuant to the Scheme will be transferred to any other person, save that Lehigh reserves the right to transfer any such shares to any other member of the HeidelbergCement Group.

(e)	Save as disclosed in this document, no agreement, arrangement or understanding (including compensation arrangement) exists between Lehigh or any person acting in concert with it for the purposes of the Proposals and any of the Directors, recent directors, Shareholders or recent shareholders of the Company having any connection with or dependence upon the Proposals.

(f)	Save as disclosed in this document, there has been no material change in the financial or trading position of the Company since December 31, 2006 (being the date to which the last published audited accounts of the Company were prepared).

(g)	Save as disclosed in this document, the Hanson Directors are not aware of any material change in relation to any material information previously published by or on behalf of Hanson during the Offer Period.

10.	Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer at 65 Fleet Street, London EC4Y 1HS during usual business hours on any Business Day prior to the Effective Date:

(a)	the memorandum and articles of association of the Company;

(b)	the draft of the memorandum and articles of association of the Company as proposed to be amended;

(c)	the memorandum and articles of association of Lehigh;

(d)	the constitutional documents of HeidelbergCement;

(e)	the annual reports of Hanson for the financial years ended December 31, 2004, 2005 and 2006;

(f)	copies of the service contracts and terms governing the appointment of Non-Executive directors referred to in paragraph 5 above;

(g)	copies of the written consents referred to in paragraph 9 above;

(h)	copies of the contracts referred to in paragraph 6 above;

(i)	the deeds of irrevocable undertaking referred to in paragraph 4(b)(x) above;

(j)	the draft Loan Note Instrument (subject to modification) and valuation of the Loan Notes by Deutsche Bank dated June 21, 2007;

(k)	this document, the Forms of Proxy and the Loan Note Form of Election; and

(l)	copies of documents related to the financing of the offer.

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PART XII

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	No. 4206 of 2007

IN THE MATTER OF

HANSON PLC

-and-

IN THE MATTER OF

THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(under section 425 of the Companies Act 1985)

BETWEEN

HANSON PLC

AND

THE HANSON SHAREHOLDERS

(as hereinafter defined)

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PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

ADS or Hanson ADS	an American depositary share, evidenced by an American depositary receipt representing five Hanson Shares, issued by the ADS Depositary in accordance with the Deposit Agreement.

ADS Depositary	Citibank N.A., 388 Greenwich Street, 14th Floor, New York, NY10013 in its capacity as depositary under the Deposit Agreement.

ADS Holder	a holder of Hanson ADSs.

Business Day	any day, other than a Saturday, Sunday or public holiday or bank holiday, on which banks in the London inter-banking sterling markets are open for business in the City of London and Frankfurt.

Cancellation Shares	Scheme Shares, other than the Loan Note Elected Shares but including Loan Note Elected Shares treated as Cancellation Shares pursuant to clause 3.3 of this Scheme.

CDI	a CHESS depository interest, representing a unit of beneficial interest in one Hanson Share.

CDI Holder	the registered holder of a CDI.

certificated or in certificated form	a share which is not in uncertificated form (that is, not in CREST).

Circular	the document dated June 25, 2007 sent by the Company to the Hanson Shareholders.

Code	the City Code on Takeovers and Mergers.

Company or Hanson	Hanson PLC, incorporated in England and Wales with registered number 4626078.

Court	the High Court of Justice Chancery Division (Companies Court), in England and Wales.

Court Meeting	the meeting of the Hanson Shareholders convened by order of the Court pursuant to section 425 of the UK Companies Act 1985 to consider and, if thought fit, approve this Scheme, notice of which is set out in Part XIV of the Circular, including any adjournment thereof.

Court Order	the orders of the Court sanctioning the Scheme under section 425 of the UK Companies Act 1985 and confirming the reduction of share capital under section 137 of the UK Companies Act 1985 provided for by this Scheme.

CREST	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755).

CRESTCo	CRESTCo Limited.

Deposit Agreement	the deposit agreement dated October 14, 2003 between Hanson, the ADS Depositary and ADS Holders and beneficial owners from time to time of Hanson ADSs issued under it.

Effective Date	the date on which this Scheme becomes effective in accordance with clause 8 of this Scheme.

Hanson Shareholder	Holder of Scheme Shares from time to time.

Hanson Shares	ordinary shares of 10 pence each credited as fully paid in the capital of Hanson.

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HeidelbergCement Group	collectively, HeidelbergCement, its subsidiaries and its subsidiary undertakings from time to time and “member of the HeidelbergCement Group” shall be construed accordingly.

holder	includes any person entitled by transmission.

Lehigh	Lehigh UK Limited a company incorporated in England and Wales under the UK Companies Act 1985 with registered number 4113976.

Loan Note Alternative	the alternative in clause 3 of this Scheme under which a Hanson Shareholder (other than Restricted Overseas Persons or US Holders) may elect to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled.

Loan Note Elected Shares	Scheme Shares (if any) in respect of which valid elections for the Loan Note Alternative shall have been made in accordance with this Scheme.

Loan Note Form of Election	the green form of election relating to the Loan Note Alternative and accompanying the Circular.

Loan Notes	the floating rate guaranteed unsecured loan notes of Lehigh to be issued pursuant to the Loan Note Alternative, particulars of which are summarised in Part VIII of the Circular.

Members	members of the Company on the register of members at any relevant date.

New Hanson Shares	the new Hanson Shares to be issued in accordance with clause 1.2 of this Scheme.

Reduction of Capital	the reduction of the share capital of Hanson under section 135 of the UK Companies Act 1985 by the cancellation of the Scheme Shares, to be effected as part of the Scheme.

Restricted Overseas Person	(i)	a person who is in, or resident in, Australia, Canada or Japan;

(ii)	any person whom Lehigh believes to be in, or resident in, Australia, Canada or Japan;

(iii)	any person holding Hanson Shares as custodian, nominee or trustee for persons in, or resident in, Australia, Canada or Japan;

(iv)	persons in any other jurisdiction who Lehigh determines should be excluded from the Scheme or be ineligible to apply for the Loan Note Alternative because of any prohibition or restriction or the need to comply with any governmental or other consent or any registration, filing or other formality unless such person can satisfy Lehigh (in Lehigh’s absolute discretion) that to comply with such consent, registration, filing or other formality would not be unduly onerous; and

(v)	ADS Holders and CDI Holders.

For the purposes of this definition, “person” includes an individual, corporation, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative.

Scheme	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court.

Scheme Record Time	6:00 p.m. on the Business Day immediately preceding the Court Hearing for the Reduction of Capital.

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Scheme Shares	all Hanson Shares which are:

(a)	in issue at the date of the Scheme Document;

(b)	(if any) issued after the date of the Scheme Document and before the Voting Record Time; and

(c)	(if any) issued on or after the Voting Record Time and prior to the Scheme Record Time, on terms that the holder thereof shall be bound by the Scheme, or in respect of which the original or any subsequent holder thereof agrees in writing to be bound by the Scheme but excluding any Hanson Shares held by any member of the HeidelbergCement Group, or by Hanson as Treasury Shares (unless Hanson and Lehigh agree otherwise).

uncertificated or in uncertificated form	recorded on the relevant register as being held in uncertificated form in CREST and title to which may be transferred by means of CREST.

US or United States	the United States of America, its territories and possessions, any State of the United States of America, and the District of Columbia.

US Holder	holders of Hanson Shares ordinarily resident in the United States or with a registered address in the United States, and any custodian, nominee or trustee holding Hanson Shares for persons in the United States or with a registered address in the United States.

US Securities Act	the United States Securities Act of 1933 (as amended).

(B)	References to clauses are to clauses of this Scheme.

(C)	The authorised share capital of the Company at the date of this Scheme is £100,000,000 divided into 1,000,000,000 Hanson Shares, of which, as at the close of business on June 21, 2007, 736,968,849 have been issued and are credited as fully paid and the remainder are unissued. Of these shares 22,740,717 are Treasury Shares.

(D)	At the date of this Scheme HeidelbergCement Group own 197,414,404 Hanson Shares.

(E)	HeidelbergCement and Lehigh have agreed to appear by counsel on the hearing of the petition to sanction this Scheme and to submit to be bound by and to undertake to the Court to be bound by this Scheme and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

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THE SCHEME

1.	Cancellation of the Cancellation Shares

1.1	The capital of the Company shall be reduced by cancelling and extinguishing the Cancellation Shares.

1.2	Subject to and forthwith upon the Reduction of Capital taking effect and notwithstanding anything to the contrary in the Company’s articles of association:

(a)	the authorised share capital of the Company shall be increased to an amount equal to that of the Company immediately prior to the Reduction of Capital, by the creation of such number of New Hanson Shares as is equal to the number of Cancellation Shares; and

(b)	the reserve arising in the books of account of the Company as a result of the Reduction of Capital shall be capitalised and applied in paying up in full at par the New Hanson Shares created pursuant to clause 1.2(a) of this Scheme, which shall be allotted and issued credited as fully paid (free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever) to Lehigh and/or its nominees.

2.	Consideration for cancellation of the Cancellation Shares

In consideration for the cancellation of the Cancellation Shares and the allotment and issue of the New Hanson Shares as provided in clause 1 of this Scheme, Lehigh shall (subject as hereinafter provided) pay or procure that there shall be paid to or for the account of each holder of Cancellation Shares (as appearing in the register of members of the Company at the Scheme Record Time) 1100 pence for each Cancellation Share held by such holder.

3.	Loan Note Alternative

3.1	Conditional upon and subject to the remainder of this clause 3 and clause 4, if any Hanson Shareholder shall validly so elect in respect of all or some of his Scheme Shares, Lehigh shall, in consideration for the transfer of the Loan Note Elected Shares under clause 4 of this Scheme (and subject as hereinafter provided), allot and issue to such holder (as appearing in the register of members at the Scheme Record Time):

for each Loan Note Elected Share £11 nominal value of Loan Notes

(and accordingly for each £1 of cash otherwise available, £1 nominal value of Loan Notes)

provided that the Loan Note Alternative shall not be available to Restricted Overseas Persons or US Holders, or persons whom Lehigh believes to be Restricted Overseas Persons or US Holders.

3.2	Restricted Overseas Persons and US Holders will only be eligible to receive cash consideration and may not elect for or otherwise participate in the Loan Note Alternative. Any election by a Restricted Overseas Person or US Holder, in full or in part, for the Loan Note Alternative, will be void and such Restricted Overseas Person or US Holder will be entitled to receive only cash consideration.

3.3	If valid elections for the Loan Note Alternative would result in the issue pursuant to this Scheme of less than £40,000,000 nominal value of Loan Notes in aggregate (or such lower amount as Lehigh may determine in its absolute discretion), Lehigh will not issue any Loan Notes. If no Loan Notes are issued pursuant to this clause 3, any relevant Scheme Share whose holders have elected for the Loan Note Alternative shall be treated as Cancellation Shares for the purposes of this Scheme, such holders shall then receive the cash to which they would otherwise be entitled under this Scheme and clause 4 of this Scheme shall not apply.

3.4	The Loan Notes shall be issued credited as fully paid and in amounts and integral multiples of £1 nominal.

3.5	The election referred to in clause 3.1 of this Scheme shall be made by the completion and delivery of a Loan Note Form of Election in accordance with the instructions set out in the Circular and in the Loan Note Form of Election.

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3.6	Lehigh shall be entitled, in determining whether a Loan Note Form of Election is valid, or not, to exercise the powers and discretions provided for in Part IX of the Circular.

3.7	Upon execution and delivery by a Hanson Shareholder of a valid Loan Note Form of Election or the delivery of a TTE Instruction validly electing for the Loan Note Alternative such holder shall be bound by the terms and provisions contained in the Loan Note Form of Election and in Part IX of the Circular and in particular (but without prejudice to the generality of the foregoing):

(a)	shall be responsible for the representations and warranties contained in Notes 2 and 3 on page 4 of the Loan Note Form of Election and those set out in paragraph 2(a) of Part IX of the Circular; and

(b)	shall be bound by the provisions set out in paragraph 2(b) to paragraph 2(l) of Part IX of the Circular.

3.8	The Loan Notes will be constituted by an instrument substantially in the form already prepared and initialled for the purpose of identification by Freshfields Bruckhaus Deringer solicitors, with such modifications or additions, if any, as may prior to the execution thereof be agreed between Hanson and Lehigh.

3.9	The provisions of this clause 3 shall be subject to any prohibition or condition imposed by law. The Loan Note Alternative shall not be available to Restricted Overseas Persons or US Holders or persons whom Lehigh believes are Restricted Overseas Persons or US Holders. Without prejudice to any of the foregoing, if, in respect of any Hanson Shareholder with a registered address outside the United Kingdom or who is a citizen, resident or national of a jurisdiction outside the United Kingdom, Lehigh is advised that the issue of Loan Notes pursuant to this clause 3 would or may infringe the laws of any such jurisdiction, or would or may require Lehigh to observe any governmental or other consent to any registration, filing or other formality with which Lehigh is unable to comply or which Lehigh regards as unduly onerous, Lehigh may determine that the Loan Note Alternative shall not be available to such holder so that such holder shall be deemed to be a Restricted Overseas Person and any Loan Note Form of Election completed or received or TTE Instruction delivered by such holder shall be invalid.

3.10	If at the Scheme Record Time the number of Scheme Shares held by a person who has elected to receive Loan Notes is:

(a)	equal to or exceeds the number of Scheme Shares in respect of which an election for Loan Notes made by him would otherwise be effective, the validity of his election shall not be affected by any alteration in his holding of Scheme Shares between the date on which he made such election and the Scheme Record Time and any reductions in his holding shall, if applicable, be treated as disposals of those Scheme Shares in respect of which he did not elect to receive Loan Notes; or

(b)	less than the number of Scheme Shares in respect of which the holder has elected to receive such Loan Notes, he shall be treated as having validly elected to receive Loan Notes in respect of all of his Scheme Shares.

4.	Acquisition of Loan Note Elected Shares

4.1	Forthwith and contingently upon the cancellation of the Cancellation Shares becoming effective in accordance with the terms of this Scheme, the allotment of the New Hanson Shares referred to in clause 1.2(b) of this Scheme and the registration of such New Hanson Shares in the name of Lehigh but subject to clause 3.2 of this Scheme, Lehigh or its nominee shall acquire the Loan Note Elected Shares fully paid, with full title guarantee, free from all liens, equities, charges, encumbrances and other interests and together with all rights at the date of this Scheme or thereafter attached thereto including the right to receive and retain all dividends and other distributions declared, paid or made thereon, on or after May 15, 2006.

4.2	For such purposes, the Loan Note Elected Shares shall be transferred to Lehigh and/or its nominees and to give effect to such transfer any person may be appointed by Lehigh to execute as transferor an instrument or instruction of transfer of any Loan Note Elected Share and every instrument or instruction of transfer so executed shall be as effective as if it had been executed by the holder or holders of the Loan Note Elected Shares thereby transferred.

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5.	Settlement

5.1	As soon as practicable after the Effective Date and in any event not more than 14 days thereafter, Lehigh shall:

(a)	in the case of Cancellation Shares which at the Scheme Record Time were in certificated form, despatch or procure the despatch to the persons entitled thereto, or as they may direct, in accordance with the provisions of clause 5.2 of this Scheme, cheques and/or warrants for the sums payable to them respectively in accordance with clause 2 of this Scheme or, in the case of Cancellation Shares which at the Scheme Record Time are in uncertificated form, ensure that an assured payment obligation in respect of the sums payable in accordance with clause 2 to the persons entitled thereto is created in accordance with the CREST assured payment arrangements PROVIDED THAT Lehigh reserves the right to make payment of the said consideration by cheque and/or warrant as aforesaid if, for any reason, it wishes to do so; and

(b)	against the execution of any instrument or instruction of transfer referred to in clause 4 of this Scheme, in the case of Loan Note Elected Shares, issue the Loan Notes which it is required to issue pursuant to clause 3 of this Scheme and deliver certificates therefor to the persons entitled thereto, or as they may direct in accordance with the provisions of sub clause 5.2.

5.2	All deliveries of cheques, warrants and certificates required to be made pursuant to this Scheme shall be effected by posting the same by first class post in pre-paid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the register of members of the Company at the Scheme Record Time (or, in the case of joint holders, at the address of that one of the joint holders whose name stands first in the said register in respect of such joint holding at such time) or in accordance with any special instructions regarding communications, and neither Lehigh nor the Company nor their respective agents or nominees shall be responsible for any loss or delay in the transmission of cheques, warrants or certificates sent in accordance with this clause 5.2 which shall be sent at the risk of the person entitled thereto.

5.3	All cheques and warrants shall be made payable to the person to whom in accordance with the foregoing provisions or this clause 5 the envelope containing the same is addressed and the encashment of any such cheque or warrant shall be a complete discharge of Lehigh’s obligation to pay for the monies represented thereby.

5.4	The provisions of this clause 5 shall be subject to any prohibition or condition imposed by law.

5.5	In respect of payments made through CREST, Lehigh shall ensure that an assured payment obligation is created in accordance with the CREST assured payment arrangements. The creation of such an assured payment obligation shall be a complete discharge of Lehigh’s obligation under this Scheme with reference to payments made through CREST.

6.	Certificates and Cancellations

With effect from and including the Effective Date:

6.1	all certificates representing Cancellation Shares shall cease to have effect as documents of title to the Cancellation Shares comprised therein and every Hanson Shareholder shall be bound at the request of the Company to deliver up the same to the Company or as it may direct; and

6.2	CRESTCo shall be instructed to cancel the entitlements to Cancellation Shares of Hanson Shareholders in uncertificated form. As regards uncertificated Cancellation Shares, appropriate entries will be made in the register of Members of the Company with effect from the Effective Date to reflect their cancellation.

7.	Dividend Mandates

7.1	Each mandate relating to the payment of dividends on any Cancellation Shares and other instructions given to the Company by Hanson Shareholders in force at the Scheme Record Time shall as from the Effective Date cease to be valid.

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7.2	All mandates relating to the payment of dividends on any Scheme Shares and other instructions to the Company in force at the Scheme Record Time relating to Loan Note Elected Shares shall, unless and until revoked or amended, be deemed as from the Effective Date to be valid and effective mandates in relation to the payment of interest and capital and instructions to Lehigh in relation to the Loan Notes issued in respect thereof.

8.	The Effective Date

8.1	This Scheme shall become effective in accordance with its terms as soon as an office copy of (i) the Court Order sanctioning this Scheme under section 425 of the UK Companies Act 1985 has been delivered to the Registrar of Companies for registration and (ii) the Court Order confirming the Reduction of Capital has been delivered to the Registrar of Companies and registered by him.

8.2	Unless this Scheme shall become effective on or before December 31, 2007 or such later date, if any, as Lehigh and the Company may agree and the Court may allow, this Scheme shall never become effective.

9.	Modification

Lehigh and the Company may jointly consent on behalf of all concerned to any modification of, or addition to, this Scheme or to any condition which the Court may approve or impose.

10.	Governing Law

This Scheme is governed by English Law and is subject to the jurisdiction of the English courts. The rule of the Code will, so far as they are appropriate, apply to this Scheme.

Dated June 25, 2007

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PART XIII

DEFINITIONS

In this document (with the exception of Part XII), the following words and expressions have the following meanings, unless the context requires otherwise:

401k Plans	the Hanson Building Materials American Retirement Savings & Investment Plan for eligible employees of Hanson Building Materials America, Inc. and the Hanson Building Materials America Retirement Saving & Investment Plan for collectively bargained employees of Hanson Building Materials America, Inc.

ADS or Hanson ADS	an American depositary share, evidenced by an American depositary receipt representing five Hanson Shares, issued by the ADS Depositary in accordance with the Deposit Agreement.

ADS Depositary	Citibank N.A., 388 Greenwich Street, 14th Floor, New York, NY, 10013 in its capacity as depositary under the Deposit Agreement.

ADS Holder	a holder of Hanson ADSs.

Alternative Proposal	means any proposal put forward by any third party which is not acting in concert with Lehigh for (i) a merger, acquisition or other business combination, scheme of arrangement, exchange offer, liquidation or takeover offer involving Hanson or all or substantially all of the business of the Hanson Group, or (ii) any proposal to acquire in any manner, directly or indirectly, an equity interest of more than 50 per cent. or more in any voting securities of Hanson, or all or a substantial portion of the assets of the Hanson Group.

Announcement	the press announcement dated May 15, 2007 announcing the Proposals.

Annual Report	the Annual Report and Form 20F for Hanson PLC for the financial year ended December 31, 2006.

ASX	ASX Limited, operating under the brand name Australian Securities Exchange.

Australia	the commonwealth of Australia, its territories and possessions and all areas subject to its jurisdiction and all political sub-divisions thereof.

Board, Hanson Board or Board of Hanson	the board of directors of Hanson.

Business Day	any day, other than a Saturday, Sunday or public holiday or bank holiday, on which banks in the London inter-banking sterling markets are open for business in the City of London and Frankfurt.

Canada	Canada, its provinces and territories and all areas subject to its jurisdiction and all political subdivisions thereof.

Cancellation Shares	Scheme Shares other than Loan Note Elected Shares.

Cemex	Cemex S.A. B de C.V.

CDI or Hanson CDI	a CHESS Depository Interest, representing a unit of beneficial interest in one Hanson Share.

CDI Depositary	CHESS Depositary Nominees Pty Limited, Level 6, 20 Bridge Street, Sydney, NSW, 2000.

CDI Holders	the registered holder of a CDI.

CDI Registrar	Link Market Services Limited, Level 12, 680 George Street, Sydney, NSW 2000.

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certificated form or in certificated form	a share which is not in uncertificated form (that is, not in CREST).

Code	the City Code on Takeovers and Mergers.

Company or Hanson	Hanson PLC, a company incorporated in England and Wales with registration number 4626078.

Competing Proposal	any proposal put forward by any third party which is not acting in concert with Lehigh in respect of, or for: (i) a takeover offer (whether or not subject to pre conditions) or possible offer for, the issued ordinary share capital of Hanson or the sale, or possible sale, (in one transaction or a series of transactions) of the whole of the assets or undertaking of the Hanson Group, or any part of the same which is material in the context of the Hanson Group; (ii) a merger, acquisition or other business combination, scheme of arrangement, exchange offer, or liquidation involving Hanson or all or substantially all of the business of the Hanson Group; (iii) any proposal which would, if implemented result in a change of control of Hanson; (iv) any other transactions having a similar effect, the consummation of which is reasonably likely to prevent, or impede, interfere with or delay to any material extent the Proposals, in each case howsoever it is proposed that such offer or proposal be implemented.

Company’s Registrars or Registrars	Lloyds TSB Registrars.

Conditions	the conditions to the Scheme and the Proposals which are set out in Part VI of this document.

Court	the High Court of Justice, Chancery Division (Companies Court), in England and Wales.

Court Hearing	either the hearing by the Court of the petition to sanction the Scheme or the hearing to confirm the cancellation and extinguishing of the Cancellation Shares provided for by the Scheme under section 137 of the UK Companies Act 1985.

Court Hearing Date	either the date of the Court Hearing to sanction the Scheme or the date of the Court Hearing to confirm the cancellation and extinguishing of the Cancellation Shares provided for by the Scheme under Section 137 of the UK Companies Act 1985.

Court Meeting	the meeting of the Hanson Shareholders convened by order of the Court pursuant to section 425 of the UK Companies Act 1985 to consider and, if thought fit, approve the Scheme, notice of which is set out in Part XIV to this document, and any adjournment thereof.

Court Orders	the Reduction Court Order and the Scheme Court Order.

CREST	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755).

CREST Manual	the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by CRESTCo on July 15, 1996 and as amended since).

CREST Personal Member	as defined in the CREST Manual.

CRESTCo	CRESTCo Limited.

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Deposit Agreement	the deposit agreement dated October 14, 2003 between Hanson, the ADS Depositary and ADS Holders and beneficial owners from time to time of Hanson ADSs issued under it.

Deutsche Bank	Deutsche Bank AG, financial adviser to HeidelbergCement.

Deutsche Bank Group	Deutsche Bank and its subsidiaries.

Directors or Hanson Directors	the directors of Hanson, whose names are set out in paragraph 2(a) of Part XI of this document.

DTC	Depositary Trust Company.

Effective Date	the date on which the Scheme becomes effective in accordance with clause 8 of the Scheme.

Euro or €	the lawful currency of the EU.

Executive Directors	means Messrs Murray, Binning and Dransfield and Executive Director means any one of them.

Extraordinary General Meeting or EGM	the extraordinary general meeting of Hanson notice of which is set out in Part XV to this document, and any adjournment thereof.

Facilities Agreement	the £8.75 billion and €3.4 billion multicurrency term and revolving facilities agreement, in respect of a multi-tranche, syndicated credit facility, incorporating a Euro swingline facility between, among others, HeidelbergCement, Royal Bank of Scotland and Deutsche Bank dated May 14, 2007.

Financial Services Authority	the UK Financial Services Authority.

Form of Instruction	either or both of the white forms for completion for use by ADS Holders, indicating to the ADS Depositary and the white form for completion for use by the CDI Holders indicating to the CDI Depository, how their votes should be cast at the Meetings which accompany this document, as the context requires.

Forms of Proxy	either or both of the blue form of proxy for use at the Court Meeting and the white form of proxy for use at the Extraordinary General Meeting which accompany this document, as the context requires.

Hanson Group	collectively, Hanson, its subsidiaries and subsidiary undertakings from time to time and “member of the Hanson Group” shall be construed accordingly.

Hanson Share Schemes	collectively, the Hanson Sharesave Scheme 1997, the Hanson Sharesave Scheme 2003, the Hanson Executive Share Option Scheme 1997, the Hanson PLC Executive Share Option Plan 2001, the Hanson Executive Share Option Plan 2003, the Hanson Long Term Incentive Plan 2003 and the Hanson Long Term Incentive Plan 2006.

Hanson Shareholders or Shareholders	holders of Scheme Shares from time to time.

Hanson Shares or Shares	ordinary shares of 10 pence each, credited as fully paid, in the capital of Hanson.

HeidelbergCement	HeidelbergCement AG, a company incorporated in Germany.

HeidelbergCement Directors	the members of the Management Board of HeidelbergCement, whose names are set out in paragraph 2(c) of Part XI to this document.

HeidelbergCement Finance B.V.	HeidelbergCement Finance B.V., a company incorporated in The Netherlands.

HeidelbergCement Group	collectively, HeidelbergCement, its subsidiaries and its subsidiary undertakings from time to time and “member of the HeidelbergCement Group” shall be construed accordingly.

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Hoare Govett	means Hoare Govett Ltd, a subsidiary of ABN Amro.

group	in relation to any person, means that person and any companies which are holding companies, subsidiaries or subsidiary undertakings of it or of any such holding company.

HMRC	UK HM Revenue & Customs.

holder	includes any person entitled by transmission.

Implementation Agreement	the agreement entered into between Hanson, HeidelbergCement and Lehigh dated May 15, 2007 in connection with the implementation of the Proposals.

IRS	US Internal Revenue Service

Japan	Japan, its cities and prefectures, territories and possessions and all areas subject to its jurisdiction and all political subdivisions thereof.

Lehigh	Lehigh UK Limited a company incorporated in England and Wales under the UK Companies Act 1985 with registered number 4113976.

Lehigh Directors	the directors of Lehigh, whose names are set out in paragraph 2(b) of Part XI of this document.

Lenders	Deutsche Bank AG and the Royal Bank of Scotland as original lenders under the Facilities Agreement (together with any other lender that may become party to the Facilities Agreement from time to time).

LIBOR	the London interbank offered rate, which is the variable rate of interest charged by a bank when lending to other banks in the London inter-bank market.

Listing Rules	the listing rules of the UK Listing Authority under section 73A of the Financial Service and Markets Act 2000, as amended.

Loan Note Alternative	the alternative available under the Scheme whereby Scheme Shareholders (other than Restricted Overseas Persons and US Holders) may elect, subject to certain limitations and conditions, to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled pursuant to the Scheme.

Loan Note Deadline	6:00 p.m. on July 31, 2007.

Loan Note Elected Shares	Scheme Shares (if any) in respect of which valid elections have been made under the Loan Note Alternative in accordance with its terms.

Loan Note Instrument	the document, executed by Lehigh and Heidelberg (as guarantor), which constitutes the Loan Notes.

Loan Notes	the floating rate guaranteed unsecured loan notes of Lehigh to be issued pursuant to the Loan Note Alternative, particulars of which are summarised in Part VIII of this document

Loan Note Form of Election	the green form of election relating to the Loan Note Alternative and accompanying this document.

London Stock Exchange	London Stock Exchange plc.

Non-Executive Directors	means Messrs Mike Welton, Jim Leng, Frank Blount, John Brady, Sam Laidlaw, and The Baroness Noakes DBE.

Meetings	the Court Meeting and the Extraordinary General Meeting.

Merger Regulation	Council Regulation (EC) No. 139/2004.

New Hanson Shares	the new Hanson Shares to be issued in accordance with clause 1.2 of the Scheme.

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New York Stock Exchange or NYSE	the New York Stock Exchange operated by NYSE Group, Inc.

Noteholder	a holder of Loan Notes.

Offer	should Lehigh elect to effect the Proposals by way of a takeover offer, the offer to be made by or on behalf of Lehigh for all of the Hanson Shares on the terms and subject to the conditions to be set out in the related offer document and form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof.

Offer Period	the period commencing on May 3, 2007 and ending on the Effective Date.

Official List	the official list of the UK Listing Authority.

Overseas Persons	Hanson Shareholders who are resident in, ordinarily resident in, or nationals or citizens of, jurisdictions outside the UK.

Panel	the UK Panel on Takeovers and Mergers.

pounds or £	UK pounds sterling.

Proposals	the proposed acquisition of the Hanson Shares by Lehigh to be effected by means of the Scheme and involving the Reduction of Capital (or, should Lehigh so elect, by means of the Offer).

Receiving Agent	Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX.

Reduction Court Order	the order of the Court confirming the Reduction of Capital of Hanson under section 137 of the UK Companies Act 1985 provided for by the Scheme.

Reduction of Capital	the reduction of the share capital of Hanson under section 135 of the UK Companies Act 1985 by the cancellation of the Scheme Shares, to be effected as part of the Scheme.

Registrar of Companies	the Registrar of Companies in England and Wales.

Regulatory Approvals	all regulatory approvals and consents required as described in Part VI of this document.

Regulatory Information Service	any information services authorised from time to time by the Financial Services Authority for the purpose of disseminating regulatory announcements.

Restricted Overseas Person	(i)	a person who is in, or resident in, Australia, Canada or Japan;

(ii)	any person whom Lehigh believes to be in, or resident in, Australia, Canada or Japan;

(iii)	any person holding Hanson Shares as custodian, nominee or trustee for persons in, or resident in, Australia, Canada or Japan;

(iv)	persons in any other jurisdiction who Lehigh determines should be excluded from the Scheme or be ineligible to apply for the Loan Note Alternative because of any prohibition or restriction or the need to comply with any governmental or other consent or any registration, filing or other formality unless such person can satisfy Lehigh (in Lehigh’s absolute discretion) that to comply with such consent, registration, filing or other formality would not be unduly onerous; and

(v)	ADS Holders and CDI Holders.

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For the purposes of this definition, “person” includes an individual, corporation, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative.

Rinker	Rinker Group Limited.

Rothschild	N M Rothschild & Sons Limited, financial advisers to Hanson.

Royal Bank of Scotland	The Royal Bank of Scotland Group plc.

Scheme or Scheme of Arrangement	the scheme of arrangement proposed to be made under section 425 of the UK Companies Act 1985 between Hanson and the Hanson Shareholders as set out in Part XII of this document, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Hanson and Lehigh.

Scheme Court Order	the order of the Court sanctioning the Scheme pursuant to section 425 of the UK Companies Act 1985.

Scheme Document	this document.

Scheme Hearing	the hearing by the Court of the petition to sanction the Scheme, at which the Scheme Court Order is expected to be granted.

Scheme Record Time	6:00 p.m. (London Time) on the Business Day immediately prior to the Reduction of Capital Court Hearing.

Scheme Shares	all Hanson Shares which are:

(a)	in issue at the date of the Scheme Document;

(b)	(if any) issued after the date of the Scheme Document and before the Voting Record Time; and

(c)	(if any) issued on or after the Voting Record Time and prior to the Scheme Record Time, on terms that the holder thereof shall be bound by the Scheme, or in respect of which the original or any subsequent holder thereof agrees in writing to be bound by the Scheme but excluding any Hanson Shares held by any members of the HeidelbergCement Group, or by Hanson as Treasury Shares (unless Hanson and Lehigh agree otherwise).

Securities Act	the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

subsidiary or subsidiaries undertaking or undertakings or associated undertaking	each has the meanings given by the UK Companies Act 1985 (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A thereof).

Treasury Shares	Shares held as treasury shares as defined in Section 162A(3) of the UK Companies Act 1985.

UK Listing Authority or UKLA	the Financial Services Authority in its capacity as the competent authority for listing in the United Kingdom under Part VI of the UK Financial Services and Markets Act 2000.

uncertificated or in uncertificated form	recorded on the relevant register as being held in uncertificated form in CREST and title to which may be transferred by means of CREST.

United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland.

US or United States	the United States of America, its territories and possessions, any State of the United States of America, and the District of Columbia.

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US Holder	holders of Hanson Shares ordinarily resident in the United States or with a registered address in the United States, and any custodian, nominee or trustee holding Hanson Shares for persons in the United States or with a registered address in the United States.

Voting Record Time	6:00 p.m. on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6:00 p.m. on the second day before the date of such adjourned meeting.

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PART XIV

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT REGISTRAR RAWSON	No.4206 of 2007

IN THE MATTER OF HANSON PLC

-and-

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that by an Order dated June 21, 2007 made in the above matters, the Court has directed a meeting to be convened of the holders of the ordinary shares of 10 pence each in the capital of Hanson PLC (the Company) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made between the Company and the holders of the Scheme Shares (as defined in the said scheme) and that such meeting will be held at The Royal Aeronautical Society, 4 Hamilton Place, Mayfair, London W1J 7BQ on July 31, 2007, at 11:00 a.m. at which place and time all holders of the said shares are requested to attend.

A copy of the said scheme of arrangement and a copy of the explanatory statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

Shareholders entitled to attend and vote at the meeting may vote in person at the said meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A blue form of proxy for use at the said meeting is enclosed with this notice. Shareholders with Scheme Shares held through CREST may also appoint a proxy using CREST following the instructions set out in page 7 of the document of which this notice forms part. Completion and return of a form of proxy, or the appointment of a proxy electronically using CREST in accordance with the foregoing procedures, will not preclude a holder of ordinary shares from attending and voting in person at the meeting, or any adjournment thereof.

It is requested that forms appointing proxies be lodged with the Company’s registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA not less than 48 hours before the time appointed for the said meeting, but if such forms are not so lodged they may be handed to the Registrars or the Chairman at the meeting. In order to be valid, the appointment of a proxy electronically using CREST in accordance with the procedures described above must be made not less than 48hrs before the start of the meeting.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

Entitlement to attend and vote at the meeting or any adjournment thereof and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6:00 p.m. on the day which is two days before the date of the meeting or adjourned meeting (as the case may be). In each case, changes to the register of members of the Company after such time will be disregarded.

By the said Order, the Court has appointed Mike Welton or, failing him, Alan Murray, or, failing him, Graham Dransfield to act as Chairman of the said meeting and has directed the Chairman to report the result thereof to the Court.

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The said scheme of arrangement will be subject to the subsequent sanction of the Court.

Dated June 25, 2007

FRESHFIELDS BRUCKHAUS DERINGER
65 Fleet Street
London EC4Y 1HS

Solicitors for the Company

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PART XV

NOTICE OF EXTRAORDINARY GENERAL MEETING

of

HANSON PLC

(Registered in England No. 4626078)

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of Hanson PLC (the Company”) will be held at The Royal Aeronautical Society, 4 Hamilton Place, Mayfair, London W1J 7BQ on July 31, 2007, at 11:15 a.m. (or as soon thereafter as the Court Meeting (as defined in the document of which this notice forms part) shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a special resolution:

SPECIAL RESOLUTION

THAT:

for the purpose of giving effect to the scheme of arrangement dated June 25, 2007 between the Company and the holders of its Scheme Shares (as defined in the said Scheme), a print of which has been produced to this meeting and for the purposes of identification signed by the Chairman hereof in its original form or subject to such modification, addition or condition approved or imposed by the Court (the Scheme):

(a)	the directors of the Company be authorised to take all such actions as they may consider necessary or appropriate for carrying the Scheme into effect;

(b)	the share capital of the Company be reduced by cancelling and extinguishing all of the Cancellation Shares (as defined in the Scheme);

(c)	subject to and forthwith upon the reduction of share capital referred to in paragraph (b) above taking effect and notwithstanding anything to the contrary in the articles of association of the Company:

(i)	the authorised share capital of the Company be increased to an amount equal to that of the Company immediately prior to the reduction of share capital referred to in paragraph (b) by the creation of such number of new ordinary shares of 10 pence each as shall be equal to the aggregate number of Cancellation Shares cancelled pursuant to paragraph (b) above;

(ii)	the reserve arising in the books of account of the Company as a result of the reduction of share capital referred to in paragraph (b) above be capitalised and applied in paying up in full at par all of the new ordinary shares created pursuant to paragraph (c)(i) above, which shall be allotted and issued, credited as fully paid, to Lehigh UK Limited and/or its nominee(s); and

(iii)	the directors of the Company be and they are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to allot the new ordinary shares referred to in paragraph (c)(i) above, provided that: (1) the maximum aggregate nominal amount of relevant securities that may be allotted under this authority shall be the aggregate nominal amount of the said new ordinary shares created pursuant to sub-paragraph (c)(i) above; (2) this authority shall expire (unless previously revoked, varied or renewed) on the fifth anniversary of this resolution; and (3) this authority shall be in addition and without prejudice to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed; and

(d)	with effect from the passing of this resolution, the articles of association of the Company be amended by including the following new article after article 2 (and amending the numbering of the remainder of the articles and any cross-references thereto accordingly):

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“3	Scheme of Arrangement

3.1	In this Article 3 references to the “Scheme” are to the scheme of arrangement dated June 25, 2007 under section 425 of the Companies Act 1985 between the Company and the Hanson Shareholders (as defined in the Scheme) as it may be modified or amended in accordance with its terms, and expressions defined in the Scheme will have the same meanings in this Article.

3.2	If the Company issues any shares (other than to Lehigh or its nominee(s)) on or after the date of the adoption of this Article and prior to or at the Scheme Record Time such shares shall be issued subject to the terms of the Scheme (and shall be Scheme Shares for the purposes thereof) and the holder or holders of such shares shall be bound by the Scheme accordingly.

3.3	Subject to the Scheme becoming effective and notwithstanding any other provisions of these Articles, if any ordinary shares are issued, or transferred pursuant to Article 3.4 below, to any person (a “New Member”) after the Scheme Record Time (the “Disposal Shares”) they will, subject to Article 3.4 below, be immediately transferred to Lehigh or its nominee(s) (unless such shares are issued to Lehigh or its nominee(s)) in consideration of and conditional on:

(a)	the payment by Lehigh to the New Member of such amount of cash consideration as would have been paid pursuant to the Scheme for each such share as if it were a Cancellation Share; and/or,

(b)	the issue of the same nominal amount of Loan Notes per ordinary share as would have been issued to the holder of Loan Note Elected Shares under the Scheme (subject to and on the terms of the Loan Note Alternative) provided that:

(i)	any combination of cash consideration payable under Article 3.3(a) and Loan Notes issued under Article 3.3(b) shall not exceed the total combination of cash consideration and Loan Notes that a Hanson Shareholder would otherwise be entitled to receive under the terms of the Scheme;

(ii)	such ordinary shares are issued or transferred no later than the date falling 6 months after the Effective Date;

(iii)	the conditions for making the Loan Note Alternative available under the terms of the Scheme have been satisfied; and

(ix)	the New Member makes a valid election to receive Loan Notes in respect of the relevant ordinary shares before the 6:00 pm deadline on July 31, 2007 in such manner as the Board shall prescribe.

3.4	Any New Member may, prior to the issue of Disposal Shares to him or her pursuant to the exercise of an option or satisfaction of an award under one of the Company’s employee share schemes, give not less than two business days written notice to the Company in such manner as the board shall prescribe of his or her intention to transfer some or all of such Disposal Shares to his or her spouse or civil partner and may, if such notice has been validly given, on such Disposal Shares being issued to him or her, immediately transfer to his or her spouse or civil partner any such Disposal Shares, provided that such Disposal Shares will then be immediately transferred from that spouse or civil partner (as applicable) to Lehigh or its nominee(s) pursuant to Article 3.3 above as if the spouse/civil partner were a New Member. If notice has been validly given pursuant to this Article 3.4 but the New Member does not immediately transfer to his or her spouse the Disposal Shares in respect of which notice was given, such shares will be transferred to Lehigh or its nominee(s) pursuant to Article 3.3 above.

3.5	On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation), the value of the consideration per Disposal Share to be paid under Article 3.3 shall be adjusted by the Directors in such manner as the auditors of the Company or an independent investment bank selected by the Company may determine to be fair and reasonable to the New Member to reflect such reorganisation or alteration. References in this Article to shares shall, following such adjustment, be construed accordingly.

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3.6	To give effect to any transfer required by paragraph 3.3 above, the Company may appoint any person (the “Attorney”) for the New Member to execute and deliver as transferor a form of transfer or instructions of transfer on behalf of or as attorney for the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favour of the Lehigh and do all such other things and execute and deliver all such documents as may in the opinion of the Attorney be necessary or desirable to vest the Disposal Shares in the Lehigh and pending such vesting to exercise all such rights to the Disposal Shares as the Purchaser may direct. If an Attorney is so appointed, the New Member shall not thereafter (except to the extent that the Attorney fails to act in accordance with the directions of the Lehigh) be entitled to exercise any rights attaching to the Disposal Shares unless so agreed by the Lehigh. The Company may give good receipt for the purchase price of the Disposal Shares and may register the Purchaser as holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the New Member for any Disposal Shares. The Lehigh shall send a cheque drawn on a UK clearing bank in favour of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) for the purchase price of such Disposal Shares or a certificate for the relevant nominal amount of Loan Notes in the name of such person, in either case within 14 days of the date on which the Disposal Shares are issued to the New Member.

3.7	If the Scheme shall not have become effective by the date referred to in clause 8 of the Scheme, this Article 3 shall be of no effect.

3.8	Notwithstanding any other provision of these Articles, both the Company and the Directors shall refuse to register the transfer of any Scheme Shares (as defined in the Scheme) effected between the Scheme Record Time and the Effective Date (both as defined in the Scheme).”

By order of the Board

Paul D Tunnacliffe
Company Secretary

June 25, 2007

Registered Office: 1 Grosvenor Place, London SW1X 7JH

Notes:
(1)	A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him or her. A proxy need not be a member of the Company.
(2)	A white form of proxy is enclosed with this notice. Instructions for use are shown on the form. Lodging a white form of proxy will not prevent the member from attending and voting in person.
(3)	To be valid, the white form of proxy, together with any power of attorney or other authority under which it is signed, or a duly certified copy thereof, must be received at the offices of the Company’s Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, no later than 48 hours before the time of the meeting or, as the case may be, the adjourned meeting.
(4)	Only those shareholders registered in the register of members of the Company as at 6:00 p.m. on July 29, 2007 or, in the event that the meeting is adjourned, in the register of members at 6:00 p.m. on the date two days before the date of any adjourned meeting, will be entitled to vote, or appoint a proxy or proxies to vote on their behalf, at this meeting in respect of the number of shares registered in their names at that time. Changes to entries on the relevant register of members at 6:00 p.m. on July 29, 2007, or in the event that this meeting is adjourned, in the register of members at 6:00 p.m. on the date two days before the date of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the meeting.
(5)	In the case of joint holders of ordinary shares the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.
(6)	Shareholders who prefer to register the appointment of their proxy electronically via the internet can do so through the website at www.sharevote.co.uk where full instructions on the procedure are given. The personal reference number, card ID and account number printed on the proxy form will be required to use this electronic proxy appointment system.
(7)	Shareholders who hold shares through CREST and who wish to appoint a proxy or proxies for the meeting or any adjournment(s) by using the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Lloyds TSB Registrars (ID 7RA01) by no later than 6:00 p.m. on July 29, 2007. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Lloyds TSB Registrars are able to retrieve the

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message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.
CREST members and, where applicable, their CREST sponsors or voting service providers, should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulation 2001.
ADS Holders. ADS Holders will not be entitled to attend or vote at the Court Meeting or the EGM. However, ADS Holders may instruct Citibank N.A. as ADS Depositary how to vote the Hanson Shares underlying their ADSs at the Court Meeting or the EGM. The ADS Depositary will endeavour insofar as practicable to vote or cause to be voted at the Court Meeting and the EGM, the number of Hanson Shares represented by such ADSs in accordance with the instructions of the registered holders of such ADSs. Registered ADS Holders as at the ADS voting record time may sign and complete a Form of Instruction in accordance with the instructions printed thereon, which should be returned by mail to Citibank Shareholder Services, P.O. Box 43099, Providence RI 02940-5000 as soon as possible and, in any event, so as to be received no later than 10:00 a.m. (New York time) on July 24, 2007.
CDI Holders. CDI Holders will not be entitled to attend or vote at the Court Meeting or the EGM. However, CDI Holders may instruct the CDI Registrar who will instruct the CDI Depositary how to vote the Hanson Shares underlying the CDIs at the Court Meeting or the EGM. Registered CDI Holders as at 7:00 p.m. (Australian Eastern Standard time) on July , 2007 may sign and complete a Form of Instruction in accordance with the instructions printed thereon, which should be returned by mail to the CDI Registrar no later than 5:00 p.m. (Australian Eastern Standard time) on July 26, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   June 25, 2007